Exhibit 15.1

ANNUAL REPORT 2011

ANNUAL REVIEW 2011

All pictures in this Annual Review are from OneSight and are portraits of some of the thousands of people worldwide who received free eyecare from the Foundation in 2011. Further information on OneSight can be found on www.onesight.org.

Index

	CHAIRMAN’S LETTER TO SHAREHOLDERS	7

1	FINANCIAL HIGHLIGHTS	9

2	LUXOTTICA GROUP	11
	2.1 Profile	13
	2.2 Mission and strategy	17
	2.3 History	24
	2.4 Design and product development	25
	2.5 Operations	27
	2.6 Brand portfolio	31
	2.7 Distribution	39
	2.8 OneSight	51

3	ACTION PLANS FOR 2012	57

4	GROUP TRENDS IN 2011	61

5	HUMAN RESOURCES	65

	OTHER INFORMATION	71

Chairman’s letter to shareholders

Dear Shareholders,

2011 was a particularly important year in Luxottica’s history — we celebrated our 50th anniversary and also laid the foundation for stable and long-lasting future growth.

Luxottica’s growth trend continued throughout 2011 with the Group achieving record net sales and a more than proportional improvement in profitability over the prior year’s results. Both the Wholesale and Retail Divisions and all our house brands — from Ray-Ban to Oakley and LensCrafters to Sunglass Hut — made significant contributions to these results. Exceptional work by our businesses in various regions including the United States, emerging markets and Europe were drivers of Luxottica’s successful 2011 performance.

Net sales in 2011 reached an all-time high for Luxottica at Euro 6.22 billion and net profits grew to more than Euro 452 million, an improvement of about 13% compared to the previous year. As a result of these extremely favorable results, Luxottica is in a position to distribute a dividend of 0.49 Euro for each ordinary share to stockholders, an increase of 11.4%.

The results achieved in 2011 were due to the strong commitment embraced by the entire global organization as well as the careful planning and impeccable execution that constitute the basis of Luxottica’s long-term growth.

During the year, we increased our investments for growth by approximately 30% by expanding our retail chains, further strengthening our brand portfolio, increasing production capacity and improving technology platforms. We have the opportunity, in the next few years, to serve 2 billion potential new consumers worldwide and we aim to face this challenge with great enthusiasm and determination. Simplicity and speed, along with an ability to adapt and evolve rapidly, have always represented Luxottica’s core characteristics and will continue to be key to our future success.

In the past few years the international economic landscape has significantly changed, for example, countries which once were defined as “emerging” are now some of the most significant at a global level and represent economies with a high growth rate. The “new” emerging countries are, in certain respects, geographically diverse but rich with opportunities. Success in these countries requires ongoing investment, not only in infrastructure but also importantly in culture and people and the attitude and objective to be true “citizens of the world.”

In the past five years, Luxottica has invested more than Euro 3 billion in its growth, reinforcing its position in a unique and decisive manner and as a result of its world-class products and an ability to establish a relationship of trust with customers and consumers.

The results achieved in 2011, along with the indisputable power of Luxottica’s business model and its iconic brands place the Group in an optimal position to continue along this path of solid and stable growth in 2012.

2011 was a particularly important year for our OneSight Foundation, of which we are especially proud. In fact, at precisely the same time in 2011 as Luxottica was celebrating its fi0ftieth anniversary milestone, OneSight was helping its eight-millionth patient living in South Africa.

OneSight exhibits Luxottica’s characteristics in the best way possible: imagination, passion, entrepreneurship, simplicity and speed. Without embracing these values, it would not be possible to help people successfully in the way our Foundation does throughout the world. OneSight is a daily reminder that sight is a gift that is too often ignored and that helping others should be one of our priorities.

April 2012

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1 Financial highlights

9

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2.1 Profile

Luxottica is a leader in the design, manufacturing and distribution of fashion, luxury, sport and performance eyewear. Due to the strong growth enjoyed throughout 2011, total net sales reached a record Euro 6.2 billion, net income increased to Euro 452.3 million and headcount reached approximately 65,000 employees.

Founded in 1961 by Leonardo Del Vecchio, the Group is a vertically integrated organization whose manufacturing of prescription frames, sunglasses and lenses is backed by wide-reaching wholesale and retail distribution network.

Product design, development and manufacturing take place in six production facilities in Italy, two wholly owned factories in China and one sports sunglasses production facility in the United States. Luxottica also has a small plant in India serving the local market. In 2011, production reached approximately 64.5 million units. In 2012, Luxottica will benefit from the addition of a production facility in Campinas, Brazil, acquired in connection with the purchase of Grupo Tecnol Ltda in the first quarter of 2012.

The design and quality of our products and our strong and well-balanced brand portfolio are known around the world. Our house brands include Ray-Ban, one of the world’s best-known brands for eyewear, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, and our license brands include Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Paul Smith, Polo Ralph Lauren, Prada, Stella McCartney, Tiffany, Tory Burch, Versace and, starting from 2013, Armani.

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The Group’s wholesale distribution network covers 130 countries across five continents and includes over 40 commercial subsidiaries providing direct operations in key markets. The Group is currently seeking to further penetrate emerging markets and is exploring new channels of distribution such as department stores, travel retail and E-commerce.

Direct wholesale operations are complemented by an extensive retail network comprising 7,042 stores worldwide at December 31, 2011. Luxottica is a leader in the prescription business in North America with its LensCrafters and Pearle Vision retail brands, in Asia-Pacific with OPSM and Laubman & Pank, in China with LensCrafters and in South America with GMO. In the retail sun business, the Group is present in North America, Asia-Pacific, South Africa, Europe, Latin America and the Middle East, mainly through the Sunglass Hut brand.

In North America, Luxottica operates points of sale for its licensed brands under the Sears Optical and Target Optical brands. In addition, Luxottica is one of the largest managed vision care operators in the United States, through EyeMed, and the second biggest lens finisher, having a network of five central laboratories and over 900 on-site labs at LensCrafters stores.

The Oakley brand provides a powerful wholesale and retail (“O stores”) presence in both the performance optics and the sport channels. In O store locations, the Group offers a variety of Oakley-branded products in addition to Oakley sunglasses and prescription frames. Oakley-branded products include men’s and women’s apparel, footwear, backpacks and accessories designed for surf, snow, golf, outdoor, motor sport, mountain bike and other athletic lifestyles.

In 2011, 46.3 percent of Group net sales related to prescription frames and 53.7 percent to sunglasses. In 2011, Luxottica distributed prescription frames and sunglasses in approximately 1,400 different styles.

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2.2 Mission and strategy

VERTICAL INTEGRATION

BRAND PORTFOLIO MANAGEMENT

DESIGN AND TECHNOLOGICAL INNOVATION

MARKET EXPANSION

FINANCIAL DISCIPLINE

LUXOTTICANS

Luxottica produces and distributes sun and prescription eyewear of high technical and stylistic quality with the goal of improving the well-being and satisfaction of its customers while simultaneously creating value for its employees and the communities in which the Group operates.

Every collection and every pair of glasses is the result of an ongoing process of research and development aiming to anticipate and interpret the needs, desires and aspirations of consumers all over the world. The achievement of high standards of quality reflects the Group’s strong technical and manufacturing know-how — the fruit of over 50 years of experience — and its constant commitment to technological innovation, style and design and the study of changing lifestyles and interpretation of fashion trends.

Quality and customer satisfaction are also the objectives of the wholesale and retail distribution networks. These structures are organized to offer high quality after-sales service that is consistent but not standardized, being specially tailored to specific local needs. Manufacturing excellence and a focus on service are just two of the strengths that Luxottica leverages to achieve its main corporate objectives, of customer satisfaction, the well-being of its employees and economic and social development in locales where the Group operates.

The Company’s long-term strategy is to continue to expand in the eyecare and eyewear sector by growing its various businesses, whether through acquisitions or organically, primarily by focusing on the drivers discussed hereafter.

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VERTICAL INTEGRATION

One of the competitive advantages underpinning the Group’s past and future successes is the vertically integrated structure that Luxottica has built over the decades.

The Group’s present structure, covering the entire chain of value, is the result of a far-sighted choice made by the Company’s founder and current Chairman, Leonardo Del Vecchio, who understood the potential of the “vertical” strategy ever since deciding to make entire frames rather than just components. Vertical integration of manufacturing was gradually accompanied by the expansion of distribution, first wholesale and, from 1995, retail and by a key presence in the high value-added business of lens finishing.

In manufacturing, the Company has, over decades, vertically integrated all the phases of the production process to attain a level of efficiency in line with the quality of products and services it offers. Direct control of the entire production platform makes it possible to verify the quality of the products and processes, introduce innovations, discover synergies and new operating methods, and optimize time and costs.

Direct distribution enables Luxottica to stay in touch with end users and understand their tastes and tendencies and is viewed as a strength by stylists and fashion houses who come to Luxottica to produce their eyewear collections and access Luxottica’s global and widespread distribution network.

DEVELOPMENT OF A VERTICALLY INTEGRATED BUSINESS MODEL

• INCORPORATION: the Company started out as a small workshop and operated until the end of the 1960s as a contract producer of dyes, metal components and semi-finished goods for the optical industry. It gradually widened the range of processes offered until it had an integrated manufacturing structure capable of producing a finished pair of glasses. In 1971, Luxottica’s first collection of prescription eyewear was presented at Milan’s MIDO (an international optics trade fair), marking Luxottica’s definitive transition from contract manufacturer to independent producer.

• EXPANSION IN WHOLESALE DISTRIBUTION: in the early 1970s, the Company sold its frames exclusively through wholesalers. In 1974, after five years of sustained development of its manufacturing capacity, it started to pursue a strategy of vertical integration, with the goal of distributing frames directly to the market. The first step was the acquisition of Scarrone S.p.A., which marketed the Company’s products since 1971 and which brought with it vital knowledge of the Italian market.

International expansion began in the 1980s with the acquisition of independent distributors, the opening of branches and the forming of joint-ventures in key international markets.

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• EYEWEAR, A NEW FRONTIER OF FASHION: the acquisition of La Meccanoptica Leonardo, in 1981, the owner of the Sferoflex brand and an important flexible hinge patent, enabled the company to enhance the image and quality of its products and increase its market share.

From the late 1980s, eyeglasses, previously perceived as mere sight-correcting instruments, began to evolve into “eyewear.” Continual aesthetic focus on everyday objects and interest on the part of designers in the emerging accessories industry led Luxottica to embark on its first collaboration with the fashion industry in 1988 by entering into a licensing agreement with Giorgio Armani. The Company followed up that initial collaboration with numerous others, gradually building the current world-class brand portfolio.

In addition, Luxottica acquired Ray-Ban in 1999, one of the world’s best-known sunglass brands. Through this acquisition, the Company obtained crystal sunglass lens technology and associated manufacturing capacity and enhanced its portfolio with brands like Arnette, REVO and Killer Loop.

In 2007, Luxottica acquired California-based Oakley, a leading sport and performance brand, with the Oliver Peoples brand and a license to manufacture and distribute eyewear under the Paul Smith name. Oakley also had its own retail network of over 160 stores.

• EXPANSION IN RETAIL DISTRIBUTION: in 1995, Luxottica acquired the United States Shoe Corporation, which owned LensCrafters, one of North America’s largest optical retail chains. As a result, Luxottica became the world’s first significant eyewear manufacturer to enter the retail market.

Since 2000, Luxottica has strengthened its retail business by acquiring a number of chains, including Sunglass Hut (2001), a leading retailer of premium sunglasses, OPSM Group (2003), a leading optical retailer in Australia and New Zealand and Cole National (2004), which brought with it another leading optical retail chain in North America, Pearle Vision, and an extensive Licensed Brands store business (Target Optical and Sears Optical). In 2005, the Company began its retail expansion into China, where LensCrafters has since become a leading brand in the country’s high-end market. In the same year the Group also started to expand Sunglass Hut globally in high-potential markets like the Middle East, South Africa, Thailand, India, Philippines and Latin America. In 2011 Luxottica strengthened its presence in Latin America by acquiring the remaining stake it did not already own of Multiopticas Internacional and expanding Sunglass Hut in Mexico and Brazil.

During this time, the Group entered into new licensing agreements and supported the brands it had acquired with an increasing commitment to research, innovation, product quality and manufacturing excellence, while continuing to focus distribution expansion on customer differentiation and emerging sales channels, such as large department stores, travel retail and E-commerce.

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BRAND PORTFOLIO MANAGEMENT

Building strong brands that create enduring relationships with consumers is key to how Luxottica plans to sustain its business in the future. The Company already has a strong and well balanced brand portfolio that includes a number of house and licensed brands and it is continually evolving. Its composition is gradually modified by the acquisition of new brands, execution of new licensing agreements and the renewal of existing ones along with the withdrawal of brands no longer deemed strategic. These actions are taken in order to continually attract a wide range of consumers with differing tastes and lifestyles. However, Luxottica’s long-term objectives remain consistent: to focus on leading brands, balance house and license brands, avoid brand dilution, lengthen the average term of licensing agreements and fuel Asian friendly styles.

DESIGN AND TECHNOLOGICAL INNOVATION

Luxottica is committed to staying current with changing lifestyles and emerging fashion and it interprets trends in the design and style of products to address the needs and tastes of consumers. The Company differentiates its products not only through innovations in style and design but also through a commitment to technological innovation.

MARKET EXPANSION

Luxottica is committed to maintaining and strengthening its leading position in the markets in which it operates. It is also focused on evaluating opportunities to further establish its presence in emerging markets, a key driver of Luxottica’s long-term growth strategy. Market expansion is also sought through increasing retail distribution while strengthening its wholesale network.

FINANCIAL DISCIPLINE

The Company has a strong focus on operating profitability and cash generation to sustain growth.

LUXOTTICANS

Highly qualified, motivated and committed employees are critical to the long-term success of the Company. Luxottica carefully manages the hiring and training process with a view to employing and retaining outstanding professionals.

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A FIRST-CLASS BRAND PORTFOLIO
1961
PRODUCER OF FRAMES COMPONENTS
1971
LAUNCH OF 1ST COLLECTION OF PRESCRIPTION EYEWEAR
1974
ENTRY INTO WHOLESALE DISTRIBUTION
1990
ACQUISITION OF VOGUE
LISTING ON NYSE
ENTER INTO AGREEMENTS WITH THE FASHION INDUSTRY
1995
ACQUISITION OF PERSOL
ENTRY INTO OPTICAL RETAIL: LENSCRAFTERS
1998
ENTERING THE MANAGED VISION CARE BUSINESS IN US
1999
ACQUISITION OF RAY-BAN
2000
LISTING ON BORSA ITALIANA
2001
ENTRY INTO SUN RETAIL: SUNGLASS HUT
2003
OPSM IN AUSTRALIA AND NEW ZEALAND
2004
COLE NATIONAL: STRONGER PRESENCE IN US RETAIL MARKET
2005
STARTING RETAIL EXPANSION IN CHINA
2007
ACQUISITION OF OAKLEY
2009
FIRST STEP INTO RETAIL IN LATIN AMERICA
2011
STRENGTHENING LATIN AMERICA RETAIL
A VERTICALLY INTEGRATED BUSINESS MODEL

2.4 Design and product development

An emphasis on product design and the continuous development of new styles is key to Luxottica’s success. During 2011, Luxottica added approximately 5,600 new styles to its eyewear collections. The design of the Group’s products is the focal point where vision, technology and creativity converge. Ever in search of innovation and originality, the designers “see” eyewear as art, as objects to put on display. Driven by this “vision”, they survey the market and its famous names but draw on their own imagination and inexhaustible creativity.

Luxottica’s in-house designers oversee the entire concept phase of the creative process, culminating in the creative of the model. At this initial phase, the prototype makers transform designs into one-off pieces, crafted by hand with meticulous precision. Once developed, they are passed on to the product department, which uses 3D software to analyze the steps necessary to bring the prototype to mass production. Three main manufacturing technologies are involved: metal, acetate slabs and plastic (injection molding).

At this point in the cycle, the tooling shop puts together equipment needed to make the components for the new model. The first specimens obtained are assembled and undergo a series of tests required by internal quality control procedures.

The next steps are production and quality certification of sales samples of the new models. These samples are subjected to another sequence of tests to ascertain the quality of the engineering.

The final step is the production of an initial batch using definitive tooling certified by an external standards organization. These samples are produced in a pilot facility representing the plant chosen to mass produce the new model in order to meet the needs of production planning.

Speed and efficiency in coordinating the various phases enhance overall productivity. Communication and interaction between people and departments is key to achieving a constant stream of new solutions and a creative process that generates unique products.

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2.5 Operations

MANUFACTURING
QUALITY CONTROL
ANTI-COUNTERFEITING POLICY

MANUFACTURING

Luxottica’s manufacturing system has two main platforms: Italy and China. Alongside these facilities, there is one manufacturing facility in the United States dedicated to producing Oakley frames and lenses located in Foothill Ranch, California, a small plant in India dedicated to serving the local market and a newly acquired manufacturing facility in Campinas, Brazil, part of the Grupo Tecnol acquisition.

Luxottica has six manufacturing facilities in Italy: five in northeastern Italy, the area in which most of the country’s optical industry is based, and one near Turin. All of these facilities are highly automated, which has made it possible to maintain a high level of production without significant capital outlay.

Over the years, the Group has consolidated its manufacturing processes by utilizing a consistent production technology in each of the Italian facilities. This consolidation has enabled Luxottica to improve both the productivity and quality of its manufacturing operations. Plastic frames are made in the Agordo, Sedico, Pederobba and Lauriano facilities, while metal frames are produced in Agordo and Rovereto. Certain metal frame parts are produced in the Cencenighe plant. The Lauriano facility also makes crystal and polycarbonate lenses for sunglasses.

The Dongguan plants in China’s Guangdong province make both plastic and metal frames. During 2010, China started producing plastic sun lenses which are paired with frames manufactured in the same Chinese facility. A newly developed state-of-the-art decoration department is also now operational, incorporating manufacturing processes adapted from different industries.

The Campinas plant which is located in Brazil produces both plastic and metal frames for the Brazilian market.

In 2011, the Group’s manufacturing facilities produced a combined total of approximately 64.5 million prescription frames and sunglasses. Approximately 42 percent of the frames manufactured by Luxottica were metal-based, and the remaining frames were plastic.

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The manufacturing process for both metal and plastic frames begins with the fabrication of precision tooling and molds based on prototypes developed by in-house designers and engineering staff. The Group seeks to use its manufacturing capacity to reduce the lead time for product development and thereby adapt quickly to market trends and contain production costs, as well as maintaining smaller and more efficient production runs, so as to better respond to the varying needs of different markets.

The manufacturing process for metal frames has approximately 70 phases, beginning with the production of basic components such as rims, temples and bridges, which are produced through a molding process. These components are then welded together to form frames over numerous stages of detailed assembly work. Once assembled, the metal frames are treated with various coatings to improve their resistance and finish, and then prepared for lens fitting and packaging.

Plastic frames are manufactured using either a milling process or injection molding. In the milling process, a computer-controlled machine carves frames from colored plastic sheets. This process produces rims, temples and bridges that are then assembled, finished and packaged. In the injection molding process, plastic resins are liquefied and injected into molds. The plastic parts are then assembled, coated, finished and packaged. With the vertical integration of the production system, a virtuous cycle begins: the entire control of production leads to the creation of new technologies through research which leads to greater efficiencies and revenues. The resulting growth in turn increases investments and research.

Luxottica engages in research and development activities relating to its manufacturing processes on an on-going basis. As a result, Luxottica has invested and will continue to invest in automation and innovative technologies, thus increasing efficiency while improving quality. Luxottica utilizes third-party manufacturers to produce Oakley apparel, footwear, watches, and certain goggles.

QUALITY CONTROL

The “Made in Italy” feature of Luxottica products represents a “culture of quality” that is central to the entire organization. Quality is judged on a global scale and assumes a highly strategic role. It is the underlying principle applied in every process involved in creating eyewear and is the drive behind the continual improvement of products and processes. A key objective is to develop the people behind the products, from design experts to system experts. The focus on quality has thus become a system in itself and the system covers the entire organization: quality is applied to product development, procurement, distribution, operational analysis and uniform and measurable performance management in the plants.

In a market as competitive and global as eyewear, the satisfaction of wholesale clients and retail consumers is without a doubt a primary and indispensable objective. At Luxottica,

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achieving it means continually improving quality in every phase of the production process (and also the distribution process) and has been the reason for undertaking the full vertical integration of every phase of production.

Most of the manufacturing equipment used is specially designed and adapted for Group’s manufacturing processes. This facilitates a rapid response to customer demand and an adherence to strict quality-control standards.

Quality and process control teams regularly inspect semi-finished products during the various phases of production, verifying the feasibility of prototypes in the design phase, controlling standards across the spectrum of products in the production phase, and subsequently checking for resistance to wear and tear and reviewing optical properties in relation to type of use. The manufacturing processes and materials used by primary suppliers are also controlled and certified. Through ongoing verification of precision and expertise in all phases of production, Luxottica seeks to manufacture a product of the highest quality. Luxottica designs products to meet or exceed relevant industry standards for safety, performance and durability. Throughout the development process, optical products undergo extensive testing against standards established specifically for eyewear by ANSI (Z. 80.3), ASTM, Standards Australia Limited (AS 1067) and EU (EN 1836 and ISO EN 12870). These standards relate to product safety and performance and provide quantitative measures of optical quality, UV protection, light transmission and impact resistance.

As a result of the effectiveness of Luxottica’s quality control program, the return rate for defective merchandise manufactured has been approximately 1%.

ANTI-COUNTERFEITING POLICY

Intellectual property is one of Luxottica’s most important assets, protected through the registration and enforcement of its trademarks and patents around the world.

The Group’s commitment is demonstrated through the on-going results of its anti-counterfeiting activities and increased leveraging of its global organization. Trademarks and products from market leaders are increasingly copied and the implementation of a strong global anti-counterfeiting program allows Luxottica to send a strong message both to infringers and to its authorized distribution network. This program allows Luxottica, on one hand, to exercise rights against retailers of counterfeit eyewear and wholesalers and manufacturers which supply them, and, on the other hand, to send a message to authorized distributors that the Group values its intellectual property and will work diligently to protect it. Through a strong investigative network, the Company has been able, especially in China, to identify key sources of counterfeit goods, to organize raids on their premises in cooperation with local law enforcement and to file legal actions against the counterfeiters.

Additionally, the Group continues to consolidate and strengthen its cooperation with customs organizations around the world, which helps stop, seize and destroy hundreds of thousands of counterfeit goods each year.

The Group dedicates considerable effort to monitoring the trafficking of counterfeit goods through the internet, and works actively to remove counterfeit eyewear from certain popular on-line auction platforms and shut down the websites that violate its intellectual property rights, through the sale of counterfeit products or the unauthorized use of Luxottica’s trademarks.

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2.6 Brand portfolio

HOUSE BRANDS

LICENSED BRANDS

Luxottica’s brand portfolio is one of the largest in the industry and in continual evolution, with major global brands backed by leading brands both at a regional level and in particular segments and niche markets. The portfolio is balanced between house and license brands, combining the stability of the former with the prestige of the latter.

The presence of Ray-Ban, one of the world’s best-selling brands of sun and prescription eyewear, and Oakley, a leader in the sport and performance category, gives the portfolio a strong base, complemented by Persol and Oliver Peoples in the high-end of the market, Arnette and REVO in the sports market, and Vogue in the fashion market.

Alongside the house brands, the portfolio has over 20 license designer brands, including some well known and prestigious names in the global fashion and luxury industries. With its manufacturing know-how, capillary distribution and direct retail operations supported by targeted advertising and experience in international markets, Luxottica’s goal is to be the ideal partner for fashion houses and stylists seeking to translate their style and values into successful premium quality eyewear collections. Luxottica differentiates each designer’s offering, as much as possible, segmenting it by type of customer and geographical market, to produce a broad range of models capable of satisfying diverse tastes and tendencies and to respond to the demands and characteristics of widely differing markets.

At the end of 2011, the Company announced that a letter of intent had been signed with the Armani group, a global leader in the fashion and luxury goods industries. The letter is preliminary to an exclusive ten year license agreement for the design, manufacturing and global distribution of sun and prescription eyewear under the Giorgio Armani, Emporio Armani and A/X brands, beginning January 2013.

In January 2012, Coach eyewear collections commenced distribution through Coach stores across the world, in select department stores primarily in North America, Japan, China and East Asia as well as through select travel retail locations, independent optical locations and Luxottica’s retail chains.

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HOUSE BRANDS

In 2011, Luxottica developed approximately 390 distinct new styles within its house brands, of which approximately 225 are prescription frames and the remainder are new sunglass styles. Each style is typically produced in two sizes and five colors.

RAY-BAN

Style, tradition and freedom of expression are the key values underpinning the philosophy of Ray-Ban, a leader in sun and prescription eyewear for generations. Debuting in 1937 with the Aviator model created for American Air Force pilots, Ray-Ban joined Luxottica’s brand portfolio in 1999. Ray-Ban is recognized for the quality and authenticity of its eyewear and is worn by celebrities all over the world.

OAKLEY

Acquired by Luxottica in 2007, Oakley is a leading sports eyewear brand, known for its blend of technology, design and art across all its products. In addition to its sun and prescription eyewear and ski goggles, it offers branded apparel, footwear and accessories in collections addressing specific consumer categories: Sport/Active, Lifestyle and Women. Oakley is also well-known for its lens technologies and especially its High Definition Optics® (HDO®).

PERSOL

Persol, the iconic “Made in Italy” eyewear brand, made its debut in 1917 and was acquired by Luxottica in 1995. With its evocative name, meaning “for sun” it is the proud heir to a culture of excellence and craftsmanship, a perfect alchemy of aesthetics and technology. The irresistible appeal of timeless design and high quality make the brand a favorite among celebrities.

VOGUE

Launched in 1973 under the same name as the famous fashion magazine, the Vogue brand was acquired by Luxottica in 1990. Vogue models distinguish themselves through their innovative designs, their variety of colors and frames and the detailing on the temples.

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ARNETTE Launched in California in 1992, Arnette was acquired by Luxottica in 1999, and combines the comfort and functionality demanded by extreme sports enthusiasts.

EYE SAFETY SYSTEMS (ESS)

Acquired in 2007, ESS designs, develops and markets advanced eye protection systems for military, firefighting and law enforcement professionals worldwide and is a leading supplier of protective eyewear to the US military and firefighting markets.

K&L

Created in 1989, Killer Loop joined the brand portfolio in 1999. It gradually evolved from a general sports style to embody a more “urban” spirit. In 2008 it took on a new name, K&L, and launched a project for collections specifically addressing the preferences of consumers in emerging markets, but maintaining global distribution.

LUXOTTICA Launched in 1967, the Group’s original line best conveys the experience and tradition that are its essence.

MOSLEY TRIBES

Launched in 2005 and part of our brand portfolio since 2007, Mosley Tribes combines design and aesthetics with a vision of the urban lifestyle and sports performance worlds. The sleek and stylish frames use titanium and injected plastic for a lightweight design, ideal for active individuals. Most frames utilize advanced lens technology.

OLIVER PEOPLES

Acquired by Luxottica in 2007, Oliver Peoples began in 1987 with the introduction of a retro- inspired eyewear collection created by designer and optician Larry Leight. All eyewear is handcrafted from the finest quality materials, in colors exclusive to Oliver Peoples. Frames are manufactured in limited quantities and with deliberate anti-logo labeling so that only people “in the know” will recognize them.

REVO

Created in 1985 and acquired by Luxottica in 1999, REVO is characterized by an innovative lens based on a technology that NASA developed for satellite portholes, offering maximum protection against ultraviolet and infrared light.

SFEROFLEX

Sferoflex, which joined the Group portfolio in 1981, takes its name from the patented flexible hinge enabling the temples to conform to the shape and size of the face, thus increasing the resilience of the frame itself and ensuring perfect fit.

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LICENSED BRANDS

Designer lines are produced and distributed through license agreements with major fashion houses. The license agreements are exclusive contracts and typically have terms of between three and ten years. Designer collections are developed through the collaborative efforts of Luxottica’s in-house design staff and the brand designers. Luxottica’s designer lines presently feature approximately 740 different styles.

ANNE KLEIN This product line targets successful professional women who place an emphasis on quality and image. The original license was entered into in 1996.

BROOKS BROTHERS

Characterized by lightweight materials and a slender line, the Brooks Brothers collections reflect the iconic features of the style of this American brand. This is an affordable product line with classic style that delivers functionality, lightness and high quality. The original license agreement was entered in 1992.

BVLGARI

Extending its vision of extraordinary beauty to everyday objects, Bulgari, under license since 1997, applies the same uncompromising design and product standards to its men’s and women’s eyewear collections, recapturing fine handcrafting in ladies collections décor and the technical innovation in gentlemen styles.

BURBERRY

Since its founding in England in 1856, Burberry has been synonymous with quality, as defined by the endurance, classicism and functionality that characterized its history. Burberry has become a leading luxury brand with a global business. The eyewear collection, under license since 2006, is inspired by the Brand’s innovative ready-to-wear and accessories collections and incorporates very recognizable iconic elements for both men and women.

CHANEL

In 1999, Luxottica was the first company licensed to produce Chanel eyewear products. The Chanel Eyewear collection, targeting luxury-oriented consumers, reflects the essential characteristics of the brand: style, elegance and class.

COACH

Founded in 1941 as a family-run workshop in a Manhattan loft, it has grown to become a leading American marketer of fine accessories and gifts for women and men. Coach offers premium lifestyle products to a loyal and growing customer base and provides consumers with fresh, relevant and innovative products made with a broad range of high quality leathers, fabrics and materials.

DOLCE & GABBANA Dolce & Gabbana is a luxury brand which draws inspiration from the roots and the authentic values of its own DNA: Sicily, Sensuality and Sartorial Ability. Dolce & Gabbana’s essence

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lies in its contrasting yet complementary features. The eyewear collection, under license since 2006, is characterized by glamorous, unconventional shapes, prestigious materials and sumptuous detailing.

D&G

D&G is an eclectic and contemporary brand, the expression of the metropolitan culture. The eyewear collection has been under license since 2006 and emphasizes the spirit of the brand through innovative and cosmopolitan shapes and details.

DONNA KARAN

Under license since 2005, this product line reflects the design sensibility and spirit of the Donna Karan collection. Designed “for a woman by a woman” to offer sophisticated styling, sensuality and comfort in a modern way with identifiable detailing and quality workmanship.

DKNY

DKNY is easy-to-wear fashion with an urban mindset, the energy of New York City and its street-smart look. DKNY eyewear caters to modern, urban, fashion-conscious women and men addressing a broad range of lifestyle needs, from work to weekend, jeans to evening. The license was entered in 2005.

FOX

Fox Eyewear collections are the result of a multi-year licensing agreement with Fox Head, Inc., a leading motocross and action sport brand based in California. Fox eyewear and ski goggles have been on the market for over six years and it is currently the only brand other than Oakley to use High Definition Optics® (HDO®) technology. Fox Eyewear joined Luxottica’s brand portfolio at the end of 2007.

MIU MIU

Under license since 2003, Miu Miu is Miuccia Prada’s other soul: a brand with a very strong and autonomous identity, characterized by an avant-garde, sensual, sometimes provocative, style aimed at a trendsetting woman with a strong and independent personality.

PAUL SMITH SPECTACLES

Licensed by Luxottica in 2007, the Paul Smith Spectacles brand, launched in 1994, includes prescription and sun eyewear featuring the whimsical yet classic designs and attention to detail that are synonymous with one of Britain’s leading fashion designers.

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Ralph Lauren Group

Under license since 2007, the Ralph Lauren Group includes the following collections:

RALPH LAUREN PURPLE LABEL

The Ralph Lauren Purple Label eyewear collection is the ultimate expression of modern elegance, reflecting an impeccable sense of high quality, precious materials and style. Dedicated to the highest level of quality and elegance is the ultimate expression of luxury for the modern gentleman.

POLO RALPH LAUREN

Authentic and iconic, the Polo eyewear collection is the original symbol of the modern preppy lifestyle. Often imitated but never matched, Polo’s signature aesthetic is recognized worldwide as a mark of contemporary heritage excellence.

RALPH LAUREN

Timeless and sophisticated, the Ralph Lauren eyewear collection reflects Ralph Lauren’s definitive design philosophy in its groundbreaking juxtapositions of feminine glamour and impeccable execution. A mix of American glamour with an air of refined luxury.

RALPH

This women’s line is an expression of the Ralph Lauren spirit at an accessible price point. It features the latest looks and trends, as well as some more classic looks and vibrant colors, for a feminine, youthful, flirty and fun look.

CHAPS

Chaps translates the classic heritage and timeless aesthetic of Ralph Lauren into an accessible line for men and women. Chaps creates interchangeable classics that are both enduring and affordable.

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PRADA

The Prada license agreement was signed in 2003. Prada represents the best of Italian culture and tradition. At the same time, Prada is one of the most innovative fashion brands with a keen attention to detail and new trends: the Prada eyewear collection reflects this approach with unmistakable style, sophisticated elegance and uncompromising quality.

REED KRAKOFF

The Reed Krakoff collection is a full luxury line of ready-to-wear, handbags, shoes and jewelry and sunwear. Its signature mix of utility and femininity marks a new approach to modern design.

STELLA MCCARTNEY

Stella McCartney, under license since 2009, is a design lifestyle brand, synonymous with modern cool. The sunglasses collection appeals to women who are naturally sexy and confident, combining everyday quality with sophistication and masculinity with feminine allure and allowing its wearers to create their own distinctive look.

TIFFANY & CO.

Founded in 1837 in New York City, Tiffany has a rich heritage filled with celebrated events, artists and milestones that live on today in legendary style. Luxottica was the first company licensed to produce Tiffany’s eyewear collection that takes inspiration from the most iconic jewelry collection, celebrating stunning originality and enduring beauty. The first collection was launched in 2008.

TORY BURCH

Under license since 2009, Tory Burch is an attainable luxury lifestyle brand defined by classic American sportswear with an eclectic sensibility, which embodies the personal style and spirit of its co-founder and creative director, Tory Burch.

VERSACE

Versace is a prestigious fashion and lifestyle brand, symbol of Italian luxury world-wide. It is intended for men and women looking for a contemporary style that is strong in personality, sexy and sophisticated. The eyewear collection, under license since 2003, perfectly combines glamour and modern elegance, bearing the distinctive details taken from the graphic direction of the fashion house.

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2.7 Distribution

LOGISTICS

WHOLESALE

RETAIL

OPTICAL RETAIL

LICENSED BRANDS

SUN AND LUXURY RETAIL

Luxottica operates in all the world’s major eyewear markets and continues to expand in emerging markets, where it has made substantial invest over the last few years and intends to expand and strengthen its distribution platform going forward.

Direct distribution makes it possible to maintain close contact with clients and maximize the image and visibility of Luxottica brands. Further, the Group’s experience in the direct operation of stores in certain key countries has given it a unique understanding of the world’s eyewear markets. All this makes it possible to achieve tight control and strategic optimization of brand diffusion, both house and license.

Luxottica’s distribution structure is one of the Group’s main strengths. It is global, embracing retail stores and serving a wholesale distribution network of third party stores and chains. In 2011, Luxottica distributed approximately 21.8 million prescription frames and approximately 43.7 million sunglasses in over 1,400 different styles.

LOGISTICS

The Group’s distribution system is globally integrated and supplied by a centralized manufacturing programming platform. The network linking the logistics and sales centers to the production facilities in Italy and China also provides daily monitoring of global sales performance and inventory levels so that manufacturing resources can be programmed and warehouse stocks re-allocated to meet local market demand. This integrated system serves both the retail and wholesale businesses and is one of the most efficient and advanced logistics system in the industry with 18 distribution centers worldwide, of which eight are in the Americas, seven are in the Asia-Pacific region and three are in the rest of the world.

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There are three main distribution centers (hubs) in strategic locations serving the major markets: Sedico (Italy) in Europe, Atlanta (US) in the Americas and Dongguan (China) in the Asia-Pacific region. They operate as centralized facilities, offering customers a highly automated order management system that reduces delivery times and keeps stock levels low.

The Sedico hub was opened in 2001 and is state of the art in the sector. In 2011, it managed over 14,000 orders per day, including eyeglasses and spare parts. Sedico ships over 175,000 units daily to customers in Europe, Middle East and Africa and to the Group’s distribution centers in the rest of the world, from which they are then shipped to local customers. The Sedico hub enabled Luxottica to close local warehouses throughout Europe that served the previous distribution system, improving the speed and efficiency of distribution, as well as eliminating unnecessary overhead.

The Atlanta facility, opened in 1996, has consolidated several North America-based facilities into a single state of the art distribution center located close to one of the major airport hubs of the United States. This facility has a highly advanced cross-belt sorting system that can move up to 140,000 units per day. In late 2009, the facility, which was originally a retail-only distribution center, started serving both Luxottica’s retail and wholesale businesses in the North American market.

The Dongguan hub was opened in 2006 and it now ships an average of 150,000 units per day. The growth in the region has resulted in this hub becoming a strategic part of the Group’s distribution network.

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WHOLESALE

The wholesale distribution structure covers more than 130 countries, with over 40 directly controlled or majority owned operations in the major markets and approximately 100 independent distributors in other markets. Each wholesale subsidiary operates its own network of sales representatives who are normally retained on a commission basis. Relationships with large international, national and regional accounts are generally managed by employees.

Customers of the wholesale business are mostly retailers of mid to premium-priced eyewear, such as independent opticians, prescription retail chains, specialty sun retailers, department stores and duty-free shops. In North America and other areas, the main customers also include independent optometrists, ophthalmologists and premium department stores. The Group is currently seeking to further penetrate emerging markets and is exploring new channels of distribution such as department stores, travel retail and E-commerce. Certain brands, including Oakley, are also distributed to sporting goods stores and specialty sports stores, including bike, surf, snow, skate, golf and motor sports stores.

In addition to offering some of the best brands, with a broad array of models tailored to the needs of each market, Luxottica also seeks to provide its wholesale customers with pre and post-sale services to enhance their business. These services are designed to provide customers with the best products and in a time frame and manner that best serve the Group’s customers’ needs.

Nearly a decade ago, Luxottica introduced STARS (Superior Turn Automatic Replenishment System). This business unit, which is part of the Wholesale Division, provides third party customers with an enhanced partnership service. Developed in 2002 with four stores, originally under the name “Retail Service,” Luxottica’s STARS initiative provides management directly by Luxottica of product selection activities, production and assortment planning and automatic replenishment of its products in the store — all of these activities were previously managed directly by the third party customer.

By the end of 2011, STARS served a total of approximately 1,700 stores in the major European markets, Latin America and emerging markets.

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LUXOTTICA: A WORLDWIDE DISTRIBUTION NETWORK

WHOLESALE       Direct operations in over 40 countries (below, the main)

EUROPE		NORTH	ASIA-	MIDDLE-EAST
Italy	Norway	AMERICA	PACIFIC	AND AFRICA
Austria	Poland	USA	Australia	Israel
Belgium	Portugal	Argentina	China	South Africa
Croatia	Spain	Brazil	India
Finland	Sweden	Canada	Japan
France	Switzerland	Mexico	Singapore
Germany	The Netherlands		South Korea
Greece	Turkey
Hungary	United Kingdom
Ireland

RETAIL 7,042 stores (of which 531 in franchising)

NORTH AMERICA	4,946 stores	EUROPE	173 stores	CHINA	227 stores
Prescription		Prescription		Prescription
LensCrafters	983	David Clulow	43	LensCrafters	221
Pearle Vision	662	(of which 4 in franchising)
(of which 352 in franchising)				Sun
Sears Optical	802	Sun		Sunglass Hut	6
Target Optical	330	Sunglass Hut	71
The Optical Shop of Aspen	22	David Clulow	41	ASIA-PACIFIC	952 stores
				Prescription
Prescription/Sun		Sun/Clothing		OPSM	371
Oliver Peoples	8	Oakley Stores and Vaults	18	(of which 7 in franchising)
(of which 1 in franchising)		(of which 5 in franchising)		Laubman&Pank	62
				Budget Eyewear	130
Sun Sunglass Hut, Sunglass Icon	1,937	AFRICA, MIDDLE-EAST & INDIA	61 stores	(of which 10 in franchising) Just Spectacles	8
(of which 10 in franchising)		Sun
ILORI	22	Sunglass Hut	60	Prescription/Sun
		(in franchising)		Oliver Peoples	1
Sun/Clothing				(in franchising)
Oakley Stores and Vaults	136	Sun/Clothing
		Oakley Stores and Vaults	1	Sun
CENTRAL & SOUTH AMERICA	580 stores	(in franchising)		Sunglass Hut (of which 13 in franchising)	261
Prescription		SOUTH AFRICA	125 stores	Bright Eyes	96
GMO	334	Sun		(of which 62 in franchising)
EconOpticas	134	Sunglass Hut	125
				Sun/Clothing
Sun				Oakley Stores and Vaults	23
Sunglass Hut	90			(of which 2 in franchising)
SunPlanet	15

Sun/Clothing
Oakley Stores and Vaults	7
(of which 3 in franchising)

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RETAIL

With a strong portfolio of retail brands, Luxottica is well positioned to reach different segments of the market. The retail portfolio offers a variety of differentiation points for consumers, including the latest in designer and high-performance sun frames, advanced lens options, advanced eye care, everyday value and high-quality vision care health benefits. As of December 31, 2011, Luxottica’s retail business consisted of 7,042 stores.

OPTICAL RETAIL

Luxottica’s optical retail operations are anchored by leading brands such as LensCrafters and Pearle Vision in North America, and OPSM and Laubman & Pank which are active throughout Australia and New Zealand. The Group also has a retail presence in China, where it operates in the premium eyewear market with LensCrafters and in Latin America with GMO. Due to the fragmented nature of the European retail market, the Company does not operate optical retail stores in Europe outside of the United Kingdom, where it operates a network of more than 80 David Clulow stores, selling both prescription and sun products. As of December 31, 2011, Luxottica’s optical retail business consisted of 4,080 retail locations globally. Most of the frames sold in Group’s optical retail chains are manufactured by Luxottica.

LENSCRAFTERS

As of December 31, 2011, the Group operated a retail network of 1,204 LensCrafters stores, of which 983 are in North America and the other 221 stores are in China and Hong Kong. LensCrafters is currently the largest optical retailer in North America in terms of sales. LensCrafters was founded in 1983 on a simple idea: provide customers with a pair of quality glasses in about an hour. That idea was revolutionary then and remains so today. Instead of sending eyewear to a centralized production facility, most stores in North America have fully-equipped, in-store laboratories to produce quality glasses in about one hour, which represents a key feature of LensCrafters’ customer service model.

LensCrafters stores offer a wide selection of prescription frames and sunglasses, mostly made by Luxottica, but also a wide range of lenses and optical products made by other suppliers. Points of sale are normally in high-traffic commercial malls and shopping centers and have an on-site optometrist (sometimes a Luxottica employee) so that customers can have immediate eye examinations. During the last few years, Luxottica has invested in the premium aspects of the LensCrafters brand, adding additional elements such as an exclusive new store concept currently being implemented in store renovations across North America, associate training, advertising and marketing, which together represent the premium brand and future direction of LensCrafters. Over the last couple of years, LensCrafters further invested in technology to improve the customer experience by including the AccuFit measurement system, anti-reflective capability at in-store labs and futher developing the “one hour service” concept.

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PEARLE VISION

Acquired by Luxottica in 2004, Pearle Vision is one of the largest optical retail chains in North America. Although LensCrafters and Pearle Vision target both the mid- to high-end customer brackets, their positioning is complementary. Pearle Vision focuses on the factors that made the brand a success: customers’ trust in the doctor’s experience and the quality of service they receive. Many Pearle Vision stores are located in strip malls instead of the conventional malls where most LensCrafters and Sunglass Hut stores are located.

The successful relaunching of the Pearle Vision brand in 2004 and 2005 was centered on a return to its original values, which had made Pearle Vision the “Home of Trusted Eyecare” for generations of Americans.

As of December 31, 2011, Pearle Vision operated 310 corporate stores and had 352 franchise locations throughout North America.

LICENSED BRANDS

Since 2004, Luxottica also operates a network of retail locations in North America operating as Sears Optical and Target Optical, known as “Licensed Brands,” which use the brand names of their respective host American department stores. These points of sale offer consumers the convenience of taking care of their optical needs while shopping at these department stores. Both brands have a precise market positioning that Luxottica has reinforced by improving service levels while strengthening their fashion reputation by offering brands such as Ray-Ban and Vogue. As of December 31, 2011, Luxottica operated 802 Sears Optical and 330 Target Optical locations throughout North America.

OPSM

OPSM, leader in the optical retail market in Australia and New Zealand, operates as a leading eyewear retail brand for luxury and fashion-minded customers. As of December 31, 2011, Luxottica operated 318 stores and seven franchise locations throughout Australia. OPSM also has 46 owned stores in New Zealand, mainly in large urban areas.

LAUBMAN & PANK

Laubman & Pank is well-known for its high quality assortment and services. Laubman & Pank’s target segment is the “independent” optical shopper looking for quality eye-care and services. As of December 31, 2011, Luxottica owned 62 stores throughout Australia.

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GMO

Luxottica purchased the GMO brand as part of its acquisition of Multiopticas Internacional, a company that owned over 480 eyewear stores operating under the Opticas GMO, Econopticas and Sun Planet retail brands. Multiopticas is present in Latin America as follows: 224 stores in Chile, 145 stores in Peru, 44 stores in Ecuador and 70 stores in Colombia.

EYEMED VISION CARE

EyeMed Vision Care is one of the largest managed vision care operators in the United States servicing over 28.5 million members in large- and medium-sized companies and government entities and through insurance companies. EyeMed has a network of over 24,000 locations, including opticians, ophthalmologists, optometrists and chains operated by Luxottica. EyeMed seeks to offer quality, choice, value and service excellence — all priority concerns for employers shopping for vision care programs, especially for large groups. Customers using such services benefit from the quality of the products and the wide reach of the distribution network, enjoying a broad range of choices among the numerous stores in the Group’s chains and independent optical retailers.

LENS LABORATORIES

Together with LensCrafters’ approximately 900 in-store labs, Luxottica operates five central lens surfacing/finishing labs in North America. Combining a broad presence in the market with the capacity for handling lens surfacing/finishing reduces the time and cost of lens-finishing work and improves quality of service. All the labs use highly advanced technologies to meet growing demand.

The cornerstone of this major production area is the laboratory located in Columbus, Ohio. Investments in technology as well as Digital Surfacing Technology, have resulted in a major increase in this plant’s production capacity.

The five central laboratories serve all the Pearle Vision stores, the Licensed Brand stores, LensCrafters and a number of franchises. The labs in LensCrafters stores have been upgraded to allow Sears Optical and Pearle Vision stores (including those under Pearle Vision franchise) to handle peak demand.

In addition, the Group operates Oakley optical lens laboratories in the United States, Ireland and Japan. These labs provide Oakley prescription lenses to the North and South American, European and Asian markets, respectively, enabling them to achieve expeditious delivery, better quality control and higher optical standards.

Most of the Australian laboratory needs are provided by the Eyebiz Laboratory, which became a joint venture between Luxottica and Essilor International in February 2010.

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SUN AND LUXURY RETAIL

SUNGLASS HUT Since the acquisition of Sunglass Hut in 2001, Luxottica has become a world leader in the specialty sunglass retail business.

As of December 31, 2011, Sunglass Hut operated a retail network of 2,504 stores worldwide, of which 2,431 corporate stores and 73 are franchise locations. The former are in North America, Asia-Pacific, Europe, South Africa and Latin America, whereas the latter are in Middle East, India, the Philippines and Thailand.

Founded in the United States in 1971 to operate in department stores, Sunglass Hut gradually expanded its base of stores and kiosks in shopping malls to new retail locations on city shopping streets and in airports. Over the years, Sunglass Hut focused increasingly on selling premium sunglasses. In 2007, Luxottica developed an exclusive new store concept, which is now being extended to all prime Sunglass Hut locations around the world. This repositioning was made possible by substantial changes to the product mix allowing the chain to focus more on fashion and luxury brands, especially for women, while maintaining a varied selection of lifestyle, sport and performance sunglasses.

The chain has recently reinforced its presence in the department store channel through long-term strategic agreements with Macy’s in the United States, Myers in Australia and Edgars in South Africa. Following a strategy to strengthen the brand equity by increasing its presence in “gateway cities,” Sunglass Hut started opening, in April 2010, flagship stores in New York and London. These simultaneous openings in major cities mark an unprecedented commitment to the eyewear category and provided consumers with a fun, innovative experience celebrating a love of fashion and shopping.

In 2011, the expansion strategy into emerging markets led to an agreement pursuant to which more than 70 sun stores in Mexico were acquired. This will enable the Group to enter the Mexican retail market, which is a market filled with opportunity. Additionally, the Group has begun to organically grow its operations in the Brazilian market.

ILORI

ILORI is Luxottica’s high-end fashion sun retail brand, with 22 stores in North America as of December 31, 2011, including flagship stores in the SoHo neighborhood of New York City and in Beverly Hills, California. ILORI caters to a different, more exclusive clientele than Sunglass Hut, offering a richer purchasing experience in prestige locations, featuring sophisticated luxury collections, exclusive niche brands and highly personalized service.

THE OPTICAL SHOP OF ASPEN

Founded in the 1970s, The Optical Shop of Aspen is known in the optical industry for its luxury brands for both prescription and sunglasses and its first class customer service. As of December 31, 2011, Luxottica operated 22 stores in some of the most upscale and exclusive locations throughout the United States.

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OLIVER PEOPLES

Luxottica operates nine luxury retail stores under the Oliver Peoples brand. The Oliver Peoples brand retail stores only offer Oliver Peoples, Mosley Tribes and Paul Smith products. Two Oliver Peoples retail locations are operated under license in Tokyo and Los Angeles.

DAVID CLULOW

In Europe, Luxottica operates David Clulow, a premium optical retailer operating in the United Kingdom and Ireland, predominantly in London and the South East of the United Kingdom. The brand emphasizes service, quality and fashion. Its marketing is targeted to reinforce these brand values and build long-term relationships with customers. In addition to operating optical stores, David Clulow operates a number of sunglass concessions in upmarket department stores, further reinforcing its position as a premium brand in the United Kingdom. As of December 31, 2011, David Clulow operated 84 locations.

OAKLEY STORES AND VAULTS

As of December 31, 2011, the Group operated 185 Oakley “O” Stores and Vaults worldwide, offering a full range of Oakley products including sunglasses, apparel, footwear and accessories. These stores are designed and merchandised to immerse consumers in the Oakley brand through innovative use of product presentation, graphics and original audio and visual elements. In the United States, Oakley “O” Stores are in major shopping centers. Oakley’s retail operations are also located in Mexico, Europe and the Asia-Pacific region.

E-COMMERCE

Another important sales channel is E-commerce, including the Oakley, Ray-Ban and Sunglass Hut websites which are complementary to Luxottica’s retail operations and international distribution. The websites allow consumers to purchase products efficiently, increasing awareness of brands, improving customer service and communicating the brands’ values and essence.

Oakley.com, the Group’s most mature site, conducts E-commerce across multiple markets including the United States, Canada, Australia, Japan and 16 countries in Europe.

Through the acquired expertise in 2009, Ray-Ban.com was launched in the United States and began selling to online consumers.

The E-commerce strategy is to enter additional markets as the business matures. For example in China, strategic partnerships have been formed to open both Ray-Ban and Oak-ley stores within TaoBao, the largest local online mall.

Over the last two years, SunglassHut.com has become the digital destination for consumers looking to find the latest trends and hottest products in premium sunwear.

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2.8 OneSight

BENEFITS FOR EMPLOYEES

2011 PROJECTS

2012 GOALS

OneSight, a Luxottica foundation, is a family of charitable vision care programs dedicated to providing healthy vision, eyewear and sun protection to those in need. Since 1988, these efforts have reached more than eight million people through the direct service delivery of eye care and eyewear and granted millions of dollars towards research and education. During outreach activities, Luxottica employees volunteer to use their business expertise in eye care, delivering free screenings and eyewear to disadvantaged people around the world.

OneSight is also committed to funding research to address global eye health issues and invests in the next generation of optometrists through scholarships and education.

BENEFITS FOR EMPLOYEES

OneSight connects Luxottica employees worldwide as they work together towards a common goal of helping those in need. Participation in OneSight Clinics requires intense teamwork and, as a result, multi-cultural teams form relationships and learn that diversity unites rather than divides. This collaboration accelerates inclusion and serves as an integrating influence on the different cultures brought into Luxottica through acquisitions and geographical expansion.

These efforts are possible thanks to the volunteer work of hundreds of Luxottica employees. In 2011, over 582 employees participated in OneSight outreach by volunteering in a Global Clinic across the world. This opportunity was made possible by Luxottica, which donated over 45,000 hours to allow employee participation.

Being chosen to volunteer at a OneSight Clinic is an honor and privilege, as well as an incredible opportunity for key talent development.

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ONESIGHT:
2011 PROJECTS

NUMBER OF PERSONS HELPED IN THE WORLD

MEXICO
> Puebla 10,654
> Estado de México 8,781
GAMBIA
> BANJUL 1,544
GHANA
> 9,051
PARAGUAY
> 8,611

2011 PROJECTS

During the course of the year, 15 projects across seven countries were completed, allowing volunteers to help more than 130,000 patients. In addition to existing projects in India, Thailand, South Africa, Mexico and Paraguay, OneSight successfully began a three-year partnership with SightSavers International in The Gambia, a country in west Africa. This project was designed to reach 80,000 patients with sustainable vision care. OneSight volunteers are working with local partners to develop human resources and infrastructure offering a permanent, long-lasting solution for refractive services.

In addition to these global programs, OneSight continued to develop regional charitable programs in North America, Australia and India.

Through Regional Clinics in North America and with Vision Vans, which are complete optical labs on wheels, free eye exams and new eyewear were provided to 21,000 children across 35 cities. Volunteers and doctors provided eye care assistance in Luxottica retail stores and free vision care to schools and nursing homes reaching more than 107,000 in need.

Regional Clinics were also held in Australia and provided 3,500 individuals with eye care and eyewear.

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CHINA
> Guangzhou 6,876
THAILAND
> Mahasarakarm 17,166
> Roi Et 15,253
INDIA
> Jodhpur 8,336
> Udaipur 9,427
> Goa 8,141
> Jodhpur 10,055
SOUTH AFRICA
> Mtubatuba 5,778
> Mamelodi 10,391

Significant investments are granted every year for research and education through the OneSight Research Foundation in North America. Last year, the Foundation granted US $250,000 towards vision research focused on diabetic retinopathy and awarded US$ 40,000 in scholarships to students pursuing a degree in Optometry.

In 2011, OneSight supported research, outreach and scholarship programs in India. Through partnerships with Aravind Eye Hospital and LV Prasad Eye Institute, OneSight supported the screening of nearly 40,000 school children and a study on Presbyopia respectively. In the north part of India, OneSight has built strong partnerships with local non-profit organizations to conduct regional eye clinics and is working towards strengthening these partnerships to build a more sustainable system.

2012 GOALS

Looking ahead, OneSight will continue its focus on establishing global development projects with local partners to help build sustainable long-term vision care solutions for underprivileged communities around the globe.

During the course of 2012, OneSight is planning 12 projects in six countries including a return visit to The Gambia to continue work with SightSavers International. Volunteers will also be returning to Chile to host an Optical Clinic in partnership with GMO. Services will be directed toward those areas still recovering from the devastating earthquake and tsunami in 2010.

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57

GROW

Luxottica aims at continuing its growth throughout 2012 in all the main geographic areas where the Group operates. In particular, Luxottica expects to achieve especially significant results in the following regions strategically important to the Group:

•                  In the emerging markets, Luxottica estimates a Group 2012 net sales increase of more than 30%;

•                  In North America, comparable store sales of the Retail Division are expected to grow between 5% and 7% in 2012, and net sales of the Wholesale Division by more than 15%;

•                  In Western Europe, Group’s net sales are expected to increase between 4% and 6% in 2012.

Emerging markets are expected to represent a formidable driving force for both Luxottica divisions during 2012. Emerging market countries in which Luxottica presently operates currently represent about 22% of net sales for the Wholesale Division and recorded about 20% growth in 2011. Luxottica also forecasts that in 2012 the Group will continue this development trend as a result of the investments it has made in this area of its business including the recently completed acquisition of Tecnol, a leading eyewear operator in Brazil. Largely as a result of the actions taken to date, Luxottica expects that net sales in emerging markets could represent approximately 30% of the Wholesale Division’s net sales in 2015. The Wholesale Division’s global presence will drive Luxottica’s ability to exploit the best opportunities wherever they appear.

Additionally, Luxottica’s plans for growth in the emerging markets are based on the continued roll-out of Sunglass Hut stores in this area, performance of the newly acquired GMO chain (since 2011) in Latin America and continued excellent results from China. In particular, Latin America represents an area with significant potential, where the Group can benefit from the synergies that are expected to occur between Tecnol and GMO.

Following the excellent results achieved in North America over the past two years, Luxottica aims to continue the balanced growth of both divisions in this particularly strategic region for the Group.

During 2012, LensCrafters will further strengthen its role as a point of reference in the North American eyewear market. The innovative technologies introduced by the Group, such as the digital vision measurement system Accufit, will allow LensCrafters to provide enhanced levels of accuracy and precision and further improve the quality of service delivered to customers.

The Wholesale Division expects continued growth in sales of premium and luxury brands and this, coupled with the consistently outstanding services offered, will allow the Wholesale Division to further establish itself in the North American market. Adding to the Wholesale Division’s expected success in 2012 is the highly successful launch of the first Coach eyewear collections, which has delivered extremely positive results during the first two months of 2012.

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SIMPLIFY

Over the next few years, approximately 2 billion new consumers will enter the market, bringing with them a broader range of great opportunities for Luxottica, but, at the same time, the market will be more uncertain. Simplicity and speed, and the ability to adapt and evolve rapidly have always been fundamental features of Luxottica. These traits, along with a determination to exploit opportunities as they arise, will represent the keys to success in 2012.

As a result of the successful implementation of Luxottica’s business strategy, 2011 was a positive year for the Retail Division in Australia, with comparable store sales(1) increasing by approximately 10% in the fourth quarter of 2011. During 2012, Luxottica aims to further strengthen the market position of OPSM, the main eyewear chain in the region, through a plan that foresees 50 new points of sale in the next 24 months, expenditures of over 40 million Australian dollars for OPSM retail store expansion, implementation of new technologies, and marketing and reorganization of the other Group retail chains in the region. Once these action plans are implemented, the Retail Division is expected to grow in the region between 8% and 12% in 2012.

CONNECT

The ability to develop closer and longer lasting relationships with customers and consumers along with an ability to tell comprehensive stories about the many brands in our portfolio will increasingly become critical factors driving the Group’s continued success.

In the past few years, Sunglass Hut, the leading global “sun” specialty retail chain, has proven exceptional at exhibiting such qualities. In 2011, the overall comparable store sales(1) grew by 8.7% worldwide, achieving the best performance in the brand’s history. Luxottica expects that the success of Sunglass Hut is likely to continue throughout 2012 as a result of growth in the so-called “sun belt” countries (geographic areas with a high number of sunny days per year and highly inclined to consumerism), including Europe, and by exploiting existing opportunities in the “travel retail” and “department stores” channel.

Sunglass Hut is on a trajectory of worldwide expansion as a direct result of investments made in Mexico, ongoing business activities in Brazil and China and build-out of the brand in India. As a result, the number of Sunglass Hut stores is targeted to reach the 4,000 mark by 2015.

2012 will be a particularly important year for Oakley, after six consecutive years of double-digit growth, a trend that is expected to continue into 2012. Oakley has succeeded in building exceptional relationships with top athletes in a variety of sports and will benefit from enhanced exposure at the London Olympics where it is also a sponsor.

Further benefits will also arise from the expansion of the OCP program (Oakley Custom Program), a key driver of business growth, creating opportunities for Oakley’s entire digital platform. Investments in India, China, Brazil and Europe will also continue and sales in these areas are expected to grow significantly, owing to stronger investments in style and technology for the optical segment.

See p. 73 for footnote disclosure.

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As a consequence of the positive growth enjoyed throughout all quarters of the year, total net sales for 2011 exceeded Euro 6.2 billion, an unprecedented result for Luxottica, as compared to the previous record of Euro 5.8 billion in 2010 (+7.3% at current exchange rates and 9.9% at constant exchange rates(3)).

(millions of Euro)	FY 2011	FY 2010	Change
Net sales	6,222.5	5,798.0	+7.3%	+9.9% at constant exchange rates(3)
Operating income	807.1	712.2	+13.3%
Operating income (adjusted)(2)	820.9	732.6	+12.0%
Net income, Group	452.3	402.2	+12.5%
Net income, Group (adjusted)(2)	455.6	402.7	+13.1%
Earnings per share (Euro)	0.98	0.88	+12.0%
Adjusted (Euro)(2)	0.99	0.88	+12.7%
Adjusted (US$)(2)	1.38	1.16	+18.4%

The year’s operating performance once again confirmed the success of Luxottica’s strategy of increasing profitability. More specifically, adjusted EBITDA(2) for the full year grew significantly (+9.8% compared to 2010) totaling Euro 1,135.9 million. The adjusted EBITDA margin(2) increased from the 17.8% recorded for 2010 to 18.3% in 2011.

See p. 73 for footnote disclosure.

62

Growth in adjusted operating income(2) for 2011, amounting to Euro 820.9 million, was up 12% from the figure recorded at the end of 2010. The Group’s adjusted operating margin therefore increased from 12.6% for 2010 to 13.2% for 2011, thus confirming the effectiveness of the measures taken to improve profitability.

Operating income of the Wholesale Division in 2011 amounted to Euro 529.1 million (+14.6% over 2010), with an operating margin of 21.5% (+80 bps as compared with the previous year).

In 2011 the Retail Division recorded adjusted operating income(2) of Euro 448.7 million, up 5.7% from 2010, with an adjusted operating margin(2) of 11.9%, in line with the previous year.

Adjusted net income attributable to Luxottica Group Stockholders(2) for the year amounted to Euro 455.6 million, up 13.1% from Euro 402.7 million for last year, corresponding to adjusted Earnings per Share (EPS)(2) of Euro 0.99.

By carefully controlling working capital, the Group generated strong free cash flow, reaching approximately Euro 500 million during the year. As a result, net debt(2) as of December 31, 2011 decreased further, falling to Euro 2,032 million (Euro 2,111 million at the end of 2010), and the ratio of adjusted net debt to EBITDA(2) was 1.7x, as compared with the 2.0x at the end of 2010. For 2012, a further decrease in financial leverage is expected.

See p. 73 for footnote disclosure and information regarding Luxottica’s non-IAS/IFRS reconciliations.

63

65

GROUP HEADCOUNT

The Luxottica Group had 65,611 employees as of December 31, 2011, of whom 66.7 percent were in the Retail Division, 11.7 percent were in the Wholesale Division and 21.2 percent were in Operations. Central corporate services represent 0.4 percent of the Group’s total workforce. In terms of geographical distribution, North America has 59.1 percent of the total workforce, Europe 15.1 percent, Asia-Pacific 20.5 percent, Latin America 4.3 percent and the rest of the world 1.0 percent.

ORGANIZATIONAL DEVELOPMENT

The results achieved in 2011 reflect Luxottica’s continued deep commitment to developing distinctive capabilities and to adopting innovative organizational solutions throughout the value chain.

RETAIL

The sun and optical retail sales networks saw further global expansion during 2011. The Group focused on developing the store networks in South and Central America and to integrating them into the Group’s distribution platforms. As for the optical retail network, the acquisition of Multiopticas Internacional, a significant player in Chile, Colombia, Ecuador and Peru, was finalized in the first half of 2011, and teams started to work immediately to identify operational synergies between the countries and to develop local manufacturing capacity for ophthalmic lenses.

As for the Sun Retail business, Latin America also saw Luxottica acquire two major local chains in Mexico which have been swiftly rebranded into Sunglass Hut and integrated into the general retail distribution organization. This acquisition, along with the opening of stores in Brazil, represent the Company’s first steps to grow the Sunglass Hut brand by establishing a wide presence in this region which the Company believes has significant potential.

66

WHOLESALE

During the year the Wholesale Division further strengthened its local, regional and central organizations. In particular, the organizations dedicated to emerging markets and shared commercial planning and customer management services received special attention and added new experienced members to its ranks.

In December 2011, Luxottica finalized the acquisition of the Tecnol Group in Brazil. The integration of the two organizations has started immediately and will give Luxottica the opportunity to strengthen its leadership in a market which would become one of the top five most important countries by sales within the division.

OPERATIONS

During 2011, Luxottica’s Operations department continued to develop its manufacturing and distribution organization and dedicated resources to continuous improvement, with a particular focus on the following areas:

•                  Improvement of production allocation and planning processes

•                  Reduction of the time required to develop, manufacture and distribute new collections

•                  Continuous improvement of product and process quality

•                  Strengthening of internal buying skills

•                  Anti-counterfeiting measures

The Operations department also launched the Lean System on a worldwide basis which will allow the industrial organization to achieve further levels of excellence in terms of quality, speed, flexibility and productivity.

Lastly, in 2011 the “zero accidents” system operating in all the Group’s locations produced a further reduction in workplace accidents with the industrial complex of Agordo achieving a record of 1,000 consecutive accident-free days this year.

CORPORATE SERVICES

During 2011 certain corporate functions were rationalized including Information Systems, Financial Control, Shared Administration Services, Tax Planning, Corporate and Legal Affairs and Treasury. Efficiencies in these support areas were primarily achieved as a result of their integration on a global scale and the creation of a head office position in charge of corporate functions.

The Business Development, Human Resources and Risk Management and Compliance functions benefited from important professional investments during the year.

Lastly, 2011 saw the launch of the “Zero Waste” program aimed at promoting initiatives to reduce the environmental cost of manufacturing and distribution activities.

67

MANAGEMENT AND DEVELOPMENT OF HUMAN RESOURCES

Once again in 2011 the Group sought to improve its unique “value proposition,” making Luxottica a great place to work with the ability for individuals to realize many differing expectations and aspirations.

With the aim of developing clear and effective communication channels and constant dialogue with its employees, during the year Luxottica launched “Your Voice,” an internal satisfaction survey involving all 65,611 employees. The exceptional level of survey participation (87% of employees) provides an extra incentive to carefully assess the responses and define and communicate improvement plans early.

In 2011, Succession and Potential Evaluation Plans were integrated globally with a significant improvement in the ability to meet the organization’s needs internally by providing qualified employees opportunities for development and promotion even outside the areas of initial placement.

The first edition of the “Delphi” 360° assessment program was concluded in 2011. More than 700 managers were offered the opportunity to receive detailed feedback on their leadership style and these 360° assessments will serve as a basis to define individual plans focused on improving the leadership and management of the resources and organizations under their respective responsibilities.

During the year cooperation was stepped up with leading universities and business schools in the emerging countries of particular interest to Luxottica (China, India, Brazil) with the intent of promoting the uniqueness of the career opportunities offered and attracting top-potential young graduates.

Lastly, once again in 2011 Luxottica was a protagonist in the Italian industrial relations arena, particularly thanks to a series of labor agreements that have opened up an ability for greater creativity in the areas of non-monetary remuneration, organizational flexibility, working hours, and employee participation in quality and productivity improvements. The virtuous relationship between the organization and its employees had its most significant moment in the award of free shares to Italian employees as part of Luxottica’s 50th anniversary celebrations.

Numerous accolades have been received from the media and institutions in recognition of Luxottica’s role as a benchmark organization in the management and development of human capital.

68

Other information

2000–2011 EVOLUTION OF NUMBER OF STORES
SHARE CAPITAL AND DIVIDEND PER SHARE
NOTES
1990–2011 LUXOTTICA SHARE PERFORMANCE

71

2000–2011 EVOLUTION OF NUMBER OF STORES

At December 31,	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	1Q11	2Q11 (*)	3Q11	2011
LensCrafters	864	868	882	877	888	894	902	951	966	955	964	989	984	984	983
Pearle Vision	—	—	—	—	843	837	840	880	809	764	726	680	675	666	662
Licensed brands	—	—	—	—	1,327	1,349	1,358	1,338	1,204	1,203	1,146	1,151	1,150	1,132	1,132
Sears Optical	—	—	—	—	934	960	941	886	879	866	824	828	825	805	802
Target Optical	—	—	—	—	255	246	264	296	325	337	322	323	325	327	330
BJ’s Optical	—	—	—	—	138	143	153	156	—	—	—	—	—	—	—
The Optical Shop of Aspen	—	—	—	—	—	—	—	21	24	23	24	24	24	24	22
Oliver Peoples	—	—	—	—	—	—	—	5	6	7	7	7	7	8	8
Sun North America	—	1,694	1,663	1,633	1,584	1,556	1,502	1,749	1,719	1,659	1,814	1,908	2,004	1,990	1,981
(of which Ilori)	—	—	—	—	—	—	—	6	16	25	24	24	23	23	22
Oakley Stores and Vaults	—	—	—	—	—	—	—	81	98	112	122	124	126	127	136
NORTH AMERICA	864	2,562	2,545	2,510	4,642	4,636	4,602	5,025	4,826	4,723	4,803	4,883	4,970	4,931	4,924

Prescription Australia
& New Zealand	—	—	—	524	519	511	527	552	540	536	599	581	592	575	572
Sunglass Hut	—	161	160	173	164	182	224	219	210	272	291	287	285	283	294
Bright Eyes	—	—	—	—	—	—	—	140	141	139	127	124	108	104	96
Oakley Stores and Vaults	—	—	—	—	—	—	—	15	16	16	21	19	20	21	23
ASIA-PACIFIC	—	161	160	697	683	693	751	926	907	963	1,038	1,011	1,005	983	985

David Clulow	—	—	—	—	—	—	—	—	64	73	76	79	83	85	84
Sunglass Hut	—	89	91	99	110	109	92	87	82	66	65	75	70	71	71
Oakley Stores and Vaults	—	—	—	—	—	—	—	12	15	20	20	18	18	18	18
EUROPE	—	89	91	99	110	109	92	99	161	159	161	172	171	174	173

CHINA	—	—	—	76	74	65	274	255	244	248	196	207	214	214	227

SOUTH AFRICA	—	—	—	—	—	—	—	70	70	80	116	116	119	122	125

AFRICA & MIDDLE-EAST	—	—	—	—	—	—	—	24	39	34	29	29	27	28	28

CENTRAL & SOUTH AMERICA	—	—	—	—	—	—	—	8	8	10	7	7	84	565	580

TOTAL GROUP	864	2,812	2,796	3,382	5,509	5,503	5,719	6,407	6,255	6,217	6,350	6,425	6,590	7,017	7,042

(*) June 30, 2011 figures do not include the 470+ stores acquired with Multiopticas. Stores consolidated from July 1, 2011.

72

SHARE CAPITAL AND DIVIDEND PER SHARE

		Adjusted number	Gross dividend
	Number of shares (a)	of shares (a) authorized	per ordinary shares
	authorized and issued	and issued	(or ADS)
	as of December 31	as of December 31 (b)	- Euro (c)
1990	45,050,000	450,500,000	0.025
1991	45,050,000	450,500,000	0.028
1992	45,050,000	450,500,000	0.031
1993	45,050,000	450,500,000	0.037
1994	45,050,000	450,500,000	0.041
1995	45,050,000	450,500,000	0.045
1996	45,050,000	450,500,000	0.052
1997	45,050,000	450,500,000	0.063
1998 (b)	225,250,000	450,500,000	0.074
1999	225,269,800	450,539,600	0.085
2000 (b)	451,582,300	451,582,300	0.140
2001	452,865,817	452,865,817	0.170
2002	454,263,600	454,263,600	0.210
2003	454,477,033	454,477,033	0.210
2004	455,205,473	455,205,473	0.230
2005	457,975,723	457,975,723	0.290
2006	460,216,248	460,216,248	0.420
2007	462,623,620	462,623,620	0.490
2008	463,368,233	463,368,233	0.220
2009	464,386,383	464,386,383	0.350
2010	466,077,210	466,077,210	0.440
2011	467,335,177	467,335,177	0.490	(d)

(a)       1 ADS = 1 ordinary share.

(b)       Figures until 1999 have been retroactively adjusted to reflect the five-for-one stock split which was effective April 16, 1998, and the two-for-one stock split which was effective June 26, 2000.

(c)        Figures through 1999 have been calculated converting the dividend in Italian Lira by the fixed rate of Lire 1,936.27 = Euro 1.00. Beginning with the 2000 financial statements, the dividend is declared in Euro.

(d)       Proposed by the Board of Directors and to be submitted for approval at the Annual Stockholders’ Meeting on April 27, 2012.

NOTES

(1)          Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(2)          Net debt/EBITDA, net debt, EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted earnings per share are not measures in accordance with IAS/IFRS. For additional disclosure see the press release titled “Luxottica raises cash dividend for FY 2011 by 11.4% to Euro 0.49 per share” dated February 28, 2012 available on www.luxottica.com under the Investors tab.

Net debt figures are calculated using the average exchange rates used to calculate EBITDA figures.

The adjusted data for 2011 does not include an extraordinary gain of approximately Euro 19 million related to the acquisition in 2009 of a 40% stake in Multiopticas International; non-recurring costs related to Luxottica’s 50th anniversary celebrations of approximately Euro 12 million; non-recurring restructuring costs in the Retail Division of approximately Euro 11 million; and non-recurring reorganization costs for Luxottica’s OPSM business of approximately Euro 9.5 million. The adjusted data for 2010 does not include an impairment charge recorded in the fourth quarter of 2010 of approximately Euro 20 million related to certain of Luxottica’s assets in Australia; and the release in 2010 of a provision for taxes of approximately Euro 20 million related to the sale of the Things Remembered retail business in 2006.

(3)          2010 and 2011 figures at constant exchange rates are calculated using the average exchange rates in effect during the corresponding period of the previous year. Please refer to the “Major currencies” table in the press release titled “Luxottica raises cash dividend for FY 2011 by 11.4% to Euro 0.49 per share” dated February 28, 2012 available on www.luxottica.com under the Investors tab.

73

1990–2011 LUXOTTICA SHARE PERFORMANCE

LUXOTTICA NYSE (US$)

Year	Low	High	Average	Closing	Year change		Average volumes
1990 (a)	0.794	1.456	1.089	1.019	7.24	%(b)	989,578
1991	0.988	2.750	1.822	2.750	169.93%		390,719
1992	2.250	3.281	2.852	2.513	-8.64%		313,051
1993	2.025	2.950	2.373	2.925	16.42%		231,107
1994	2.787	3.625	3.279	3.413	16.67%		189,325
1995	3.175	5.950	4.180	5.850	71.43%		417,048
1996	5.212	8.100	7.033	5.213	-10.90%		348,201
1997	5.125	6.988	6.092	6.250	19.90%		427,059
1998	3.875	9.494	6.964	6.000	-4.00%		342,659
1999	5.000	10.313	7.613	8.781	46.36%		354,464
2000	7.969	17.000	12.945	13.750	56.58%		222,136
2001	12.150	17.990	15.283	16.480	19.85%		248,020
2002	11.820	20.850	16.184	13.650	-17.17%		273,378
2003	10.230	18.150	13.877	17.400	27.47%		156,275
2004	15.180	20.390	17.344	20.390	17.18%		80,921
2005	19.690	25.830	22.408	25.310	24.13%		70,244
2006	24.360	31.390	28.303	30.670	21.18%		76,514
2007	29.700	39.380	33.699	31.490	2.67%		125,672
2008	15.980	30.920	24.228	18.120	-42.46%		251,319
2009	11.880	26.910	20.991	25.680	41.72%		145,041
2010	22.590	30.620	26.502	30.620	19.24%		88,537
2011	25.070	34.400	29.991	27.930	-8.76%		86,878

LUXOTTICA MTA (EURO)

Year	Low	High	Average	Closing	Year change		Average volumes
2000 (a)	15.239	17.618	16.530	15.356	16.99	%(c)	211,328
2001	13.409	20.620	17.096	18.430	20.02%		117,744
2002	11.750	22.950	17.380	12.576	-31.76%		204,110
2003	9.248	14.820	12.231	13.700	8.94%		458,682
2004	12.427	15.512	13.911	14.995	9.45%		671,783
2005	15.110	21.940	18.109	21.430	42.91%		789,552
2006	19.300	24.460	22.512	23.280	8.63%		869,788
2007	22.720	28.790	24.640	21.750	-6.57%		1,306,403
2008	12.670	21.150	16.493	12.670	-41.75%		2,058,049
2009	9.610	18.250	14.910	18.050	42.46%		1,110,437
2010	17.820	23.170	19.974	22.800	26.32%		938,423
2011	18.730	23.490	21.529	21.700	-4.82%		783,864

(a)       Amounts have been retroactively adjusted to reflect the five-for-one stock split which was effective April 16, 1998, and the two-for-one stock split which was effective June 26, 2000.

(b)       From IPO (January 24, 1990).

(c)        From IPO (December 4, 2000).

74

75

LUXOTTICA GROUP S.P.A.

REGISTERED OFFICE AND HEADQUARTERS
Via C. Cantù, 2 – 20123 Milan – Italy

Tel. +39 02 86334.1 – Fax +39 02 8633 4636
E–mail: info@luxottica.com
Fiscal code and Milan company register no. 00891030272
VAT no. 10182640150

MEDIA RELATIONS

Via C. Cantù, 2 – 20123 Milan – Italy
Tel. +39 02 86334096 – Fax +39 02 86334092
E–mail: mediarelations@luxottica.com

INVESTOR RELATIONS

Via C. Cantù, 2 – 20123 Milan – Italy
Tel. +39 02 86334870 – Fax +39 02 86334092
E–mail: investorrelations@luxottica.com

CORPORATE WEBSITE

www.luxottica.com

Consultancy & co-ordination

zero3zero9

Design

CB’a

Printing

Grafiche Antiga

(Crocetta del Montello - TV - Italy)

Safe Harbor Statement

Certain statements in this Annual Review may constitute “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution system, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward looking statements are made as of the date hereof and Luxottica does not assume any obligation to update them.

76

ANNUAL REPORT 2011

Fiscal year ended December 31, 2011

Summary

Management report	5
Appendix	43

Report on Corporate Governance and ownership structure	53

Consolidated financial statements	97
Consolidated statements of financial position	98
Consolidated statement of income	100
Statement of comprehensive income	101
Consolidated statement of stockholders’ equity	102
Consolidated statement of cash flows	104
Notes	106
Certification of the consolidated financial statements	185
Report of the Independent Auditors	187
Board of Directors’ proposal	189
Report of the Statutory Auditors	190

Corporate information	196

Management report

1. OPERATING PERFORMANCE FOR THREE-MONTHS AND YEAR ENDED DECEMBER 31, 2011

As a consequence of the positive growth enjoyed throughout all quarters of the year, total net sales for 2011 exceeded Euro 6.2 billion, an unprecedented result for Luxottica, as compared to the previous record of Euro 5.8 billion in 2010 (+7.3 percent at current exchange rates and 9.9 percent at constant exchange rates (1)).

The year’s operating performance once again confirmed the success of Luxottica’s strategy of increasing profitability. Operating income increased 13.3 percent to Euro 807.1 million in 2011 from Euro 712.2 million in 2010. Adjusted EBITDA (2) for the full year grew significantly (+9.8 percent compared to 2010) totaling Euro 1,135.9 million. The adjusted EBITDA margin (3) increased from the 17.8 percent recorded for 2010 to 18.3 percent in 2011. In the fourth quarter of 2011, adjusted EBITDA (2) showed a 16.6 percent increase from the same period of the previous year, to Euro 224.7 million, with an adjusted EBITDA margin (3) of 14.9 percent (14.3 percent in the fourth quarter of 2010).

Growth in adjusted operating income (4) for 2011, amounting to Euro 820.9 million, up 12 percent from the figure recorded at the end of 2010. The Group’s adjusted operating margin (5) therefore increased from 12.6 percent for 2010 to 13.2 percent for 2011. In the fourth quarter of the year, adjusted operating income(4) was Euro 139.3 million as compared with Euro 116.6 million recorded for the same period of the previous year (+19.5 percent), with an adjusted operating margin (5) up from 8.7 percent to 9.2 percent, thus confirming the effectiveness of the measures taken to improve profitability.

Operating income of the Wholesale Division in 2011 amounted to Euro 529.1 million (+14.6 percent over 2010), with an operating margin of 21.5 percent (+80 bps as compared with the previous year).

In 2011, the Retail Division recorded operating income of Euro 436.9 million an increase over 2010 of Euro 12.5 million. Adjusted operating income (4), of Euro 448.7 million, up 5.7 percent from 2010, with an adjusted operating margin (5) of 11.9 percent, in line with the previous year.

Net income attributable to Luxottica Stockholders for the year amounted to Euro 452.3 million, up 7.3 percent from Euro 402.2 million for 2010, corresponding to an Earnings per Share (EPS) of Euro 0.98. Adjusted net income attributable to Luxottica Group Stockholders (6) for the year amounted to Euro 455.6 million, up 13.1 percent from Euro 402.7 million for 2010, corresponding to adjusted Earnings per Share (EPS) (7) of Euro 0.99. In the fourth quarter of 2011, adjusted net income attributable to Luxottica Group Stockholders (6) went from Euro 55.6 million to Euro 72.7 million (+30.8 percent).

By carefully controlling working capital, the Group generated strong free cash flow (8), reaching approximately Euro 500 million during the year. As a result, net debt as of

(1)          We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the year ended December 31, 2011. Please refer to the attachment to the notes to the consolidated financial statements as of December 31, 2011, for further details on exchange rates.

(2)          For a further discussion of adjusted EBITDA, see page 43 – “Non-IAS/IFRS Measures”.

(3)          For a further discussion of adjusted EBITDA margin, see page 43 – “Non-IAS/IFRS Measures”.

(4)          For a further discussion of adjusted income from operations, see page 43 – “Non-IAS/IFRS Measures”.

(5)          For a further discussion of adjusted operating margin, see page 43 – “Non-IAS/IFRS Measures”.

(6)          For a further discussion of adjusted net income attributable to Luxottica Group Stockholders, see page 43 – “Non-IAS/IFRS Measures”.

(7)          For a further discussion of adjusted EPS, see page 43 – “Non-IAS/IFRS Measures”.

(8)          For a further discussion of free cash flow, see page 43 – “Non-IAS/IFRS Measures”.

December 31, 2011 decreased further, falling to Euro 2,032 million (Euro 2,111 million at the end of 2010), and the ratio of net debt to adjusted EBITDA (9) was 1.7x, as compared with the 2.0x at the end of 2010. For 2012, a further decrease in financial leverage is expected.

2. SIGNIFICANT EVENTS DURING 2011

January

On January 20, 2011, the Group terminated the revolving credit line with Banca Nazionale del Lavoro totaling Euro 150 million. The original maturity date of the credit line was July 13, 2011.

February

On February 17, 2011, the Group announced that it had entered into agreements pursuant to which the Group subsequently acquired two sunglass specialty retail chains totaling more than 70 stores in Mexico for a total amount of Euro 19.5 million. This transaction marked the Company’s entry into the sun retail business in Mexico where the Group already had a solid presence through its Wholesale division. The acquisition was completed in the second quarter of 2011. All the acquired stores were rebranded to the Sunglass Hut brand during 2011.

March

During the first three-months of 2011, we purchased on the Mercato Telematico Azionario (“MTA”) 466,204 of our ordinary shares at an average price of Euro 22.45 per share, for a total amount of Euro 10.5 million, pursuant to the stock purchase program approved at the Stockholders’ Meeting on October 29, 2009 and launched on November 16, 2009. This stock purchase program expired on April 28, 2011.

April

At the Stockholders’ Meeting on April 28, 2011, the stockholders approved the Statutory Financial Statements as of December 31, 2010, as proposed by the Board of Directors and the distribution of a cash dividend of Euro 0.44 per ordinary share, reflecting a 26 percent year-over-year increase. The aggregate dividend amount of Euro 202.5 million was fully paid in May 2011.

May

On May 23, 2011, the Group announced that it had entered into an agreement to accelerate the purchases, in 2011, of 60 percent of Multiopticas Internacional S.L. (Multiopticas Internacional”) share capital. The Group already owned a 40 percent stake in Multiopticas Internacional, which itself owned over 470 eyewear stores operating under the Opticas GMO, Econopticas and Sun Planet retail brands in Chile, Peru, Ecuador and Colombia.

Following the exercise of the call option (which was worth approximately Euro 95 million), the Group’s ownership increased to 100 percent of Multiopticas Internacional’s share capital.

(9)          For a further discussion of net debt and the ratio of net debt to adjusted EBITDA, see page 43 — “Non-IAS/IFRS Measures”.

Multiopticas Internacional is present in South America with more than 470 stores as follows: 221 in Chile, 141 in Peru, 40 in Ecuador and 77 in Colombia. In 2010 they had total net sales exceeding Euro 80 million. Over the last four years, Compound Annual Growth Rate (CAGR) of net sales was more than 11 percent.

Under the terms of the agreement, the Group paid on July 13, 2011, 70 percent of the exercise price, determined on the basis of Multiopticas Internacional’s sales and EBITDA values, at the time of the exercise of the call option. The remaining 30 percent of the exercise price was paid in November 2011.

August

As part of the celebrations marking the Group 50th anniversary of its founding, on August 31, 2011 the Board of Directors of Luxottica Group S.p.A. approved the gifting of free treasury shares to certain employees of the Group. The transaction involved over seven thousand employees for an aggregate amount of 313,575 Group treasury shares.

September

On September 19, 2011 the Group approved the partial demerger of Luxottica S.r.l., a wholly-owned subsidiary of Luxottica, in favor of Luxottica Group S.p.A.

The assets of Luxottica S.r.l. that, in connection with the demerger, were transferred to Luxottica Group S.p.A. are primarily the subsidiary’s license contracts and assets related to its distribution activities.

Given that Luxottica Group S.p.A. owns 100 percent of the share capital of Luxottica S.r.l., according to the provisions of article no. 2505 of Italian Civil Code and pursuant to the bylaws of the companies involved, the demerger was executed in simplified form and the resolution authorizing the demerger was approved by the Boards of Directors of the two companies. Given that Luxottica is the sole shareholder of Luxottica S.r.l., no shares of Luxottica will be granted in exchange for these assets and no capital increase took place. Furthermore, the corporate purpose of Luxottica was not changed. The demerger is part of a broader project of reorganization of the activities of Luxottica S.r.l., which started in 2007 and is aimed at focusing the business of this company on manufacturing activities. The demerger, was not subject to the Group’s Procedure for Operations with Related Parties and was based upon the financial statements as of June 30, 2011 of the two companies. The transaction was effective from January 1, 2012.

November

Armani Group, global leader in the fashion and luxury industry, and Luxottica announced that a Letter of Intent had been signed which is preliminary to an exclusive license agreement for the design, manufacturing and global distribution of sun and prescription eyewear under the Giorgio Armani, Emporio Armani and A/X brands, beginning January 2013.

The Letter of Intent, which is not binding, is preliminary to the signing of a 10 year license agreement, will incorporate certain terms based on anticipated market conditions and will be effective as of January 1, 2013. The first collection is expected to be presented during 2013.

December

Luxottica and Grupo Tecnol Ltda, a leading Brazilian eyewear player, signed an agreement pursuant to which Luxottica will acquire 80 percent of Grupo Tecnol capital. As a result of this acquisition, Luxottica will significantly strengthen its presence in Brazil, a country with significant growth potential. Utilizing Tecnol’s vertically integrated platform will allow Luxottica to increase service levels to customers and its presence in the Brazilian market. Tecnol has a highly efficient production plant, a portfolio comprising both house and licensed brands, strong wholesale distribution activities, an optical retail chain of 90 stores and a central, leading-edge, laboratory.

On December 15, 2011, Luxottica US Holdings Corp. (“US Holdings”), a direct wholly-owned subsidiary of Luxottica Group S.p.A., closed a private placement of US$ 350 million of senior unsecured guaranteed notes (“Series I”). Interest on the Series I Notes accrues at 4.35 percent per annum. The Series I Notes mature on December 15, 2021. The Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2011.

3. FINANCIAL RESULTS

We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 6.2 billion in 2011, approximately 65,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See note 5 to the Notes to the Consolidated financial statements as of December 31, 2011 for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, OPSM, Laubman & Pank, Bright Eyes, Oakley “O” Stores and Vaults, David Clulow, Multiopticas and our Licensed Brands (Sears Optical and Target Optical).

As a result of our numerous acquisitions over the years and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the US Dollar. The Euro/US Dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = US$ 1.3257 in 2010 to Euro 1.00 = US$ 1.3920 in 2011. Our results of operations are susceptible to currency fluctuations between the Euro and the Australian Dollar through our large retail presence in that country. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan relative to other currencies in which we receive revenues could impact the demand for our products or our profitability as reported in the Group’s consolidated financial reports. However, in 2011, the fluctuation of the Chinese Yuan did not significantly affect demand for products or decrease the Group’s reported profitability. Although the Group engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010 – IN ACCORDANCE WITH IAS/IFRS

	Years ended December 31,
(thousands of Euro)	2011	% of net sales	2010	% of net sales
Net sales	6,222,483	100.0%	5,798,035	100.0%
Cost of sales	2,168,065	34.8%	1,990,205	34.3%
Gross profit	4,054,419	65.2%	3,807,831	65.7%

Selling	1,994,979	32.1%	1,896,521	32.7%
Royalties	106,322	1.7%	99,606	1.7%
Advertising	408,483	6.6%	371,852	6.4%
General and administrative	734,495	11.9%	727,693	12.6%
Total operating expenses	3,247,278	52.2%	3,095,672	53.4%
Income from operations	807,140	13.0%	712,159	12.3%

Other income/(expense)
Interest income	12,472	0.2%	8,494	0.1%
Interest expense	(121,067)	(1.9)%	(106,987)	(1.8)%
Other – net	(3,273)	(0.1)%	(8,130)	(0.1)%
Income before provision for income taxes	695,272	11.2%	605,535	10.4%
Provision for income taxes	(236,972)	(3.8)%	(218,219)	(3.8)%
Net income from continuing operations	458,300	7.4%	387,315	6.7%
Discontinued operations	—	—	19,944	0.3%
Net income	458,300	7.4%	407,258	7.0%

Attributable to:
– Luxottica Group stockholders	452,343	7.3%	402,187	6.9%
– non-controlling interests	5,957	0.1%	5,072	0.1%
NET INCOME	458,300	7.4%	407,258	7.0%

During the year ended at December 31, 2011, the Group recorded the following items characterized as extraordinary or non-recurring in its financial results: (i) an extraordinary gain of approximately Euro 19.0 million related to the acquisition of the initial 40% stake in Multiopticas Internacional; (ii) non-recurring costs related to Luxottica’s 50th anniversary celebrations of approximately Euro 12.0 million; (iii) non-recurring restructuring and startup costs in the Retail distribution segment of approximately Euro 11.2 million; and (iv) non-recurring impairment loss related to the reorganization of the Australian business of approximately Euro 9.6 million.

The following table sets forth the non-recurring income and expense items discussed above as allocated among the appropriate line items of the Group’s Consolidated Statement of Income:

			General and
	Selling	Advertising	administrative
Extraordinary gain related to the acquisition of the initial 40% stake in Multiopticas Internacional	—	—	(19.0)
Non-recurring costs related to Luxottica’s 50th anniversary celebrations	—	5.7	6.3
Non-recurring restructuring and start-up costs in the Retail distribution segment	2.9	—	8.3
Non-recurring impairment loss related to the reorganization of the Australian business	—	—	9.6

During the year ended December 31, 2010, the Group recorded the following items characterized as extraordinary or non-recurring in its financial results: (i) an impairment charge totaling approximately Euro 20 million on the goodwill allocated to the Asia-Pacific retail segment, and (ii) the release of a provision for taxes of approximately Euro 20 million related to the sales of the Things Remembered retail business in 2006.

The income from operations, EBITDA and net income attributable to the Luxottica Group stockholders adjusted to exclude the above non-recurring items would be as follows:

ADJUSTED MEASURES (10)

	2011	% of net sales	2010	% of net sales	% change
Adjusted income from operations	820,863	13.2%	732,590	12.6%	12.0%
Adjusted EBITDA	1,135,852	18.3%	1,034,220	17.8%	9.8%
Adjusted net income attributable to Luxottica Group stockholders	455,613	7.3%	402,675	6.9%	13.1%

Net sales. Net sales increased by Euro 424.5 million, or 7.3 percent, to Euro 6,222.5 million in 2011 from Euro 5,798.0 million in 2010. Euro 219.9 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in 2011 as compared to 2010 and to increased sales in the retail distribution segment of Euro 204.5 million for the same period.

Net sales for the retail distribution segment increased by Euro 204.5 million, or 5.7 percent, to Euro 3,766.1 million in 2011, from Euro 3,561.6 million in 2010. The increase in net sales for the period was partially attributable to a 5.5 percent improvement in comparable store sales (11). In particular, we saw a 5.4 percent increase in comparable store sales for the North American retail operations, and a 4.0 percent increase in comparable store sales

(10)              Adjusted measures are not in accordance with IAS/IFRS. For a further discussion of adjusted measures, see page 43 — “Non-IAS/IFRS Measures”.

(11)              Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

for the Australian/New Zealand retail operations. The effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the weakness of the US Dollar, despite the strengthening of the Australian Dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 120.7 million.

Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 219.9 million, or 9.8 percent, to Euro 2,456.3 million in 2011 from Euro 2,236.4 million in 2010. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban, Oakley and Persol, and of some designer brands such as Tiffany, Ralph Lauren and Burberry. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were partially impacted by currency fluctuations, in particular a weakness of the US Dollar and despite a strengthening of Australian Dollar and other minor currencies, including but not limited to the Brazilian Real, and the Japanese Yen, which combined still decreased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 30.4 million.

In 2011, net sales in the retail distribution segment accounted for approximately 60.5 percent of total net sales, as compared to approximately 61.4 percent of total net sales in 2010.

In 2011 and 2010, net sales in our retail distribution segment in the United States and Canada comprised 79.9 percent of our total net sales in this segment. In US Dollars, retail net sales in the United States and Canada increased by 7.4 percent to US$ 4,188.4 million in 2011, from US$ 3,900.3 million in 2010, due to sales volume increases. During 2011, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 20.1 percent of our total net sales in the retail distribution segment and increased by 22.2 percent to Euro 757.2 million in 2011, from Euro 619.6 million, or 17.4 percent of our total net sales in the retail distribution segment in 2010, mainly due to increase in consumer demand.

In 2011, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,128.9 million, comprising 46.0 percent of our total net sales in this segment, compared to Euro 1,059.9 million, or 47.4 percent of total net sales in the segment in 2010. The increase in net sales in Europe of Euro 69.0 million in 2011 as compared to 2010 constituted a 6.5 percent increase in net sales to third parties, due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were US$ 830.1 million and comprised 24.3 percent of our total net sales in this segment in 2011, compared to US$ 715.8 million, or 24.1 percent of total net sales in the segment in 2010. The increase in net sales in the United States and Canada in 2011 compared to 2010, was primarily due to a general increase in consumer demand. In 2011, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 731.1 million, comprising 29.8 percent of our total net sales in this segment, compared to Euro 636.5 million, or 28.5 percent of our net sales in this segment in 2010. The increase of Euro 94.5 million, or 14.8 percent, in 2011 as compared to 2010, was due to an increase in consumer demand.

Cost of sales. Cost of sales increased by Euro 177.9 million, or 8.9 percent, to Euro 2,168.1 million in 2011 from Euro 1,990.2 million in 2010, essentially in line with the increase of net sales in the period. As a percentage of net sales, cost of sales was at 34.8 percent and 34.3 percent in 2011 and 2010, respectively. In 2011, the average number of frames produced daily in our facilities increased to approximately 263,300 as compared to approximately 235,000 in 2010, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

Gross profit. Our gross profit increased by Euro 246.6 million, or 6.5 percent, to Euro 4,054.4 million in 2011 from Euro 3,807.8 million in 2010. As a percentage of net sales, gross profit was at 65.2 percent and 65.7 percent in 2011 and 2010, respectively, due to the factors noted above.

Operating expenses. Total operating expenses increased by Euro 151.6 million, or 4.9 percent, to Euro 3,247.3 million in 2011 from Euro 3,095.7 million in 2010, in line with the increase of net sales in the period. As a percentage of net sales, operating expenses decreased to 52.2 percent in 2011 from 53.4 percent in 2010. Total adjusted operating expenses, excluding the above mentioned non-recurring items, increased by Euro 158.3 million, or 5.1 percent, to Euro 3,233.6 million in 2011 from Euro 3,075.2 million in 2010, but as a percentage of net sales, adjusted operating expenses decreased to 52.0 percent in 2011 from 53.0 percent in 2010.

Selling and advertising expenses (including royalty expenses) increased by Euro 141.8 million, or 6.0 percent, to Euro 2,509.8 million in 2011 from Euro 2,368.0 million in 2010. Selling expenses increased by Euro 98.5 million, or 5.2 percent. Advertising expenses increased by Euro 36.6 million, or 9.9 percent. Royalties increased by Euro 6.7 million, or 6.7 percent. As a percentage of net sales, selling and advertising expenses decreased to 40.3 percent in 2011, compared to 40.8 percent in 2010, mainly due to the increase in net sales in relation to the fixed portion of selling expenses, such as occupancy costs.

Adjusted selling and advertising expenses (including royalty expenses), excluding the above mentioned non-recurring items, increased by Euro 133.2 million, or 5.6 percent, to Euro 2,501.2 million in 2011 from Euro 2,368.0 million in 2010. Adjusted selling expenses increased by Euro 95.6 million, or 5.0 percent. Adjusted advertising expenses increased by Euro 30.9 million, or 8.3 percent. As a percentage of net sales, adjusted selling and advertising expenses decreased to 40.2 percent in 2011, compared to 40.8 percent in 2010.

General and administrative expenses, including intangible asset amortization, increased by Euro 9.8 million, or 1.3 percent, to Euro 737.5 million in 2011 as compared to Euro 727.7 million in 2010. As a percentage of net sales, general and administrative expenses decreased to 11.9 percent in 2011, compared to 12.6 percent in 2010.

Adjusted general and administrative expenses, including intangible asset amortization, and excluding the above mentioned non-recurring items increased by Euro 25.1 million, or 3.5 percent, to Euro 732.3 million in 2011 as compared to Euro 707.3 million in 2010. As a percentage of net sales, adjusted general and administrative expenses adjusted for the non-recurring items mentioned above decreased to 11.8 percent in 2011, compared to 12.2 percent in 2010.

Income from operations. For the reasons described above, income from operations increased by Euro 95.0 million, or 13.3 percent, to Euro 807.1 million in 2011 from Euro 712.2 million in 2010. As a percentage of net sales, income from operations increased to 13.0 percent in 2011 from 12.3 percent in 2010. Adjusted income from operations increased by Euro 88.3 million, or 12.0 percent, to Euro 820.9 million in 2011 from Euro 732.6 million in 2010. As a percentage of net sales, adjusted income from operations increased to 13.2 percent in 2011 from 12.6 percent in 2010.

Other income (expense) — net. Other income (expense) — net was Euro (111.9) million in 2011 as compared to Euro (106.6) million in 2010. Net interest expense was Euro 108.6 million in 2011 as compared to Euro 98.5 million in 2010.

Net income. Income before taxes increased by Euro 89.7 million, or 14.8 percent, to Euro 695.3 million in 2011, from Euro 605.5 million in 2011. As a percentage of net sales, income before taxes increased to 11.2 percent in 2011, from 10.4 percent in the same period of 2010. Net income attributable to non-controlling interests increased to Euro 6.0 million in 2011 as compared to Euro 5.1 million in 2010. Discontinued operations were Euro 19.9 million in 2010 and related to certain contingent liabilities originally recorded as part of the sale of our Things Remembered retail business in 2006, which expired. Our effective tax rate was 34.1 percent and 36.0 percent in 2011 and 2010, respectively. Adjusted income before taxes (12) increased by Euro 83.0 million, or 13.3 percent, to Euro 709.0 million in 2011, from Euro 626.0 million in 2010. As a percentage of net sales, adjusted income before taxes increased to 11.4 percent in 2011, from 10.8 percent in the same period of 2010.

Net income attributable to Luxottica Group stockholders increased by Euro 50.2 million, or 12.5 percent, to Euro 452.3 million in 2011, from Euro 402.2 million in 2010. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 7.3 percent in 2011, from 6.9 percent in 2010. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 52.9 million, or 13.1 percent, to Euro 455.6 million in 2011, from Euro 402.7 million in 2010. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 7.3 percent in 2011, from 6.9 percent in 2010.

Basic earnings per share from continuing operations were Euro 0.98 in 2011 as compared to Euro 0.83 in 2010. Basic earnings per share were Euro 0.98 in 2011 as compared to Euro 0.88 in 2010. Diluted earnings per share from continuing operations were Euro 0.98 in 2011 as compared to Euro 0.83 in 2010. Diluted earnings per share were Euro 0.98 in 2011 as compared to Euro 0.87 in 2010.

(12)                For a further discussion on adjusted income before taxes, see page 43 – “Non-IAS/IFRS Measures”.

RESULTS OF OPERATIONS FOR THE THREE-MONTHS ENDED DECEMBER 31, 2011 AND 2010 – IN ACCORDANCE WITH IAS/IFRS

	Three-months ended December 31,
(thousands of Euro)	2011	% of net sales	2010	% of net sales
Net sales	1,509,030	100.0%	1,346,492	100.0%
Cost of sales	546,281	36.2%	460,810	34.2%
Gross profit	962,748	63.8%	885,682	65.8%

Selling	509,192	33.7%	468,728	34.8%
Royalties	26,200	1.7%	25,094	1.9%
Advertising	101,712	6.7%	85,397	6.3%
General and administrative	197,276	13.1%	210,316	15.6%
Total operating expenses	834,379	55.3%	789,536	58.6%
Income from operations	128,370	8.5%	96,147	7.1%

Other income/(expense)
Interest income	2,079	0.1%	2,669	0.2%
Interest expense	(31,258)	(2.1)%	(28,487)	(2.1)%
Other — net	2,674	0.2%	(2,258)	(0.2)%
Income before provision for income taxes	101,864	6.8%	68,071	5.1%
Provision for income taxes	(36,762)	(2.4)%	(32,017)	(2.4)%
Net income from continuing operations	65,102	4.3%	36,053	2.7%
Discontinued operations	—	—	19,944	1.5%
Net income	65,102	4.3%	55,997	4.2%

Attributable to:
– Luxottica Group stockholders	64,380	4.3%	55,110	4.1%
– non-controlling interests	722	0.0%	887	0.1%
NET INCOME	65,102	4.3%	55,997	4.2%

During the quarter ended December 31, 2011, the Group recorded the following items characterized as extraordinary or non-recurring in its financial results: (i) the reduction, by approximately Euro 1.9 million, of the extraordinary gain related to the acquisition of the initial 40% stake in Multiopticas Internacional; (ii) the reduction, by approximately Euro 0.9 million, of the non-recurring restructuring and start-up costs in the Retail distribution segment; and (iii) non-recurring impairment loss related to the reorganization of the Australian business of approximately Euro 9.6 million.

The following table sets forth the non-recurring income and expense items discussed above as allocated among the appropriate line items of the Group’s Consolidated Statement of Income:

	Selling	Advertising	General and administrative
Extraordinary gain related to the acquisition of the initial 40% stake in Multiopticas Internacional	—	—	1.9
Non-recurring restructuring and start-up costs in the Retail distribution segment	(0.4)	—	(0.5)
Non-recurring impairment loss related to the reorganization of the Australian business	—	—	9.6

During the quarter ended December 31, 2010, the Group recorded the following items characterized as extraordinary or non-recurring in its financial results: (i) an impairment charge totaling approximately Euro 20 million on the goodwill allocated to the Asia-Pacific retail segment, and (ii) the release of a provision for taxes of approximately Euro 20 million related to the sales of the Things Remembered retail business in 2006.

The income from operations, EBITDA and net income attributable to the Luxottica Group stockholders adjusted to exclude the above non-recurring items would be as follows:

ADJUSTED MEASURES (13)

	4Q 2011	% of net sales	4Q 2010	% of net sales	% change
Adjusted income from operations	139,259	9.2%	116,578	8.7%	19.5%
Adjusted EBITDA	224,747	14.9%	192,766	14.3%	16.6%
Adjusted net income attributable to Luxottica Group stockholders	72,701	4.8%	55,599	4.1%	30.8%

Net sales. Net sales increased by Euro 162.5 million, or 12.1 percent, to Euro 1,509.0 million during the three-month period ended December 31, 2011, from Euro 1,346.5 million in the same period of 2010. Euro 42.7 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment during the three-month period ended December 31, 2011 as compared to the same period in 2010 and to the increase in net sales in the retail distribution segment of Euro 119.9 million for the same period.

Net sales for the retail distribution segment increased by Euro 119.9 million, or 14.4 percent, to Euro 952.9 million during the three-month period ended December 31, 2011, from Euro 833.0 million in the same period in 2010. The increase in net sales for the period was partially attributable to an approximately 6.5 percent improvement in comparable store sales. In particular, we saw a 5.7 percent increase in comparable store sales for the North American retail operations, and a 9.0 percent increase in comparable store sales for the Australian/New Zealand retail operations. The positive effects from currency fluctuations

(13)                Adjusted measures are not in accordance with IAS/IFRS. For a further discussion of adjusted measures, see page 43 – “Non-IAS/IFRS Measures”.

between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the strengthening of the US Dollar and the Australian Dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 14.3 million.

Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 42.7 million, or 8.3 percent, to Euro 556.2 million during the three-month period ended December 31, 2011, from Euro 513.5 million in the same period in 2010. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban, Oakley and Persol, and of some designer brands such as Tiffany, Burberry and MiuMiu. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were partially impacted by negative currency fluctuations, in particular weaknesses of the Brazilian Real and Turkish Lira, despite a strengthening of the US Dollar and Australian Dollar compared to the Euro, which decreased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 2.0 million.

During the three-month period ended December 31, 2011, net sales in the retail distribution segment accounted for approximately 63.1 percent of total net sales as compared to approximately 61.9 percent of total net sales for the same period in 2010. This increase in sales for the retail distribution segment as a percentage of total net sales in the three-month period ended December 31, 2011 was primarily attributable to a 14.4 percent increase in net sales in the retail distribution segment as compared to the same period of 2010, which exceeded an increase of 8.3 percent in our manufacturing and wholesale distribution segment as compared to the same period of 2010.

During the three-month period ended December 31, 2011, net sales in our retail distribution segment in the United States and Canada comprised 76.6 percent of our total net sales in this segment as compared to 80.3 percent of our total net sales in the same period of 2010. In US Dollars, retail net sales in the United States and Canada increased by 7.7 percent to US$ 983.2 million during the three-month period ended December 31, 2011, from US$ 912.7 million for the same period in 2010, due to sales volume increases. During the three-month period ended December 31, 2011, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 23.3 percent of our total net sales in the retail distribution segment and increased by 36.0 percent to Euro 222.8 million during the three-month period ended December 31, 2011, from Euro 163.7 million, or 19.7 percent, for the same period in 2010, mainly due to an increase in consumer demand.

During the three-month period ended December 31, 2011, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 227.9 million, comprising 41.0 percent of our total net sales in this segment, compared to Euro 221.7 million, or 43.2 percent of total net sales in the segment, in the same period in 2010. The increase in net sales in Europe of Euro 6.2 million, or 2.8 percent, during the three-month period ended December 31, 2011, compared to the same period of 2010, was primarily due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were US$ 183.2 million and comprised 24.5 percent of our total net sales in this segment during the three-month period ended December 31, 2011, compared to US$ 157.1 million, or 22.4 percent of total net sales in the segment, in the same period of 2010. The increase in net sales in the United States and Canada of US$ 26.1 million, or 16.6 percent, during the three-month period ended December 31, 2011, compared to the same period of 2010, was primarily due to a general increase in consumer demand. During the three-month period ended December 31, 2011, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 191.8 million, comprising 34.5 percent of our total net sales in this segment, compared to Euro 176.8 million in the same period of 2010, or 34.4 percent of our net sales in this segment, which increase was primarily due to a general increase in consumer demand.

Cost of sales. Cost of sales increased by Euro 85.5 million, or 18.5 percent, to Euro 546.3 million during the three-month period ended December 31, 2011, from Euro 460.8 million in the same period of 2010. As a percentage of net sales, cost of sales increased to 36.2 percent during the three-month period ended December 31, 2011 as compared to 34.2 percent in the same period of 2010. During the three-month period ended December 31, 2011, the average number of frames produced daily in our facilities increased to approximately 246,400 as compared to 228,200 in the same period of 2010, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

Gross profit. Our gross profit increased by Euro 77.1 million, or 8.7 percent, to Euro 962.7 million during the three-month period ended December 31, 2011, from Euro 885.7 million in the same period of 2010, due to the factor noted above. As a percentage of net sales, gross profit decreased to 63.8 percent during the three-month period ended December 31, 2011, from 65.8 percent in the same period of 2010, due to the factors noted above.

Operating expenses. Total operating expenses increased by Euro 44.8 million, or 5.7 percent, to Euro 834.4 million during the three-month period ended December 31, 2011, from Euro 789.5 million in the same period of 2010, in line with the increase in net sales during the period. As a percentage of net sales, operating expenses decreased to 55.3 percent during the three-month period ended December 31, 2011, from 58.6 percent in the same period of 2010. Total operating expenses, excluding the above mentioned non-recurring items, increased by Euro 54.4 million, or 7.1 percent, to Euro 823.5 million during the three-month period ended December 31, 2011 from Euro 769.1 million in the same period of 2010. As a percentage of net sales adjusted operating expenses decreased to 54.6 percent as compared to 57.1 percent in the same period of 2010.

Selling and advertising expenses (including royalty expenses) increased by Euro 57.9 million, or 10.0 percent, to Euro 637.1 million during the three-month period ended December 31, 2011, from Euro 579.2 million in the same period of 2010. Selling expenses increased by Euro 40.5 million, or 8.6 percent. Advertising expenses increased by Euro 16.3 million, or 19.1 percent. Royalties increased by Euro 1.1 million, or 4.4 percent. As a percentage of net sales, selling and advertising expenses were at 42.2 percent during the three-month period ended December 31, 2011, compared to 43.0 percent for the same period of 2010.

Selling and advertising expenses (including royalty expenses), excluding the above mentioned non-recurring items, increased by Euro 62.0 million, or 10.7 percent, to Euro 641.2 million in the three-month period ended December 31, 2011 from Euro 579.2 million in the same period of 2010. Adjusted selling expenses increased by Euro 44.6 million, or 9.5 percent. As a percentage of net sales, adjusted selling and advertising expenses decreased to 42.5 percent in the three-month period ended December 31, 2011, compared to 43.0 percent in the same period of 2010.

General and administrative expenses, including intangible asset amortization, decreased to Euro 197.3 million during the three-month period ended December 31, 2011, compared to Euro 210.3 million in the same period of 2010. As a percentage of net sales, general and administrative expenses decreased from 15.6 percent in the three-month period ended December 31, 2010 to 13.1 percent in the same period of 2011.

General and administrative expenses, including intangible asset amortization, and excluding the above mentioned non-recurring items decreased by Euro 7.6 million, or 4.0 percent, to Euro 182.3 million in the three-month period ended December 31, 2011 as compared to Euro 189.9 million in the same period of 2010. As a percentage of net sales, general and administrative expenses decreased to 12.1 percent in the three-month period ended December 31, 2011, compared to 14.1 percent in the same period of 2010.

Income from operations. For the reasons described above, income from operations increased by Euro 32.2 million, or 33.5 percent, to Euro 128.4 million during the three-month period ended December 31, 2011, from Euro 96.1 million in the same period of 2010. As a percentage of net sales, income from operations increased to 8.5 percent during the three-month period ended December 31, 2011, from 7.1 percent in the same period of 2010. Adjusted income from operations increased by Euro 22.7 million, or 19.5 percent, to Euro 139.3 million during the three-month period ended December 31, 2011, from Euro 116.6 million in the same period of 2010. As a percentage of net sales, income from operations increased to 9.2 percent during the three-month period ended December 31, 2011, from 8.7 percent in the same period of 2010.

Other income (expense) – net. Other income (expense) – net was Euro (26.5) million during the three-month period ended December 31, 2011, compared to Euro (28.1) million in the same period of 2010. Net interest expense increased to Euro 29.2 million during the three-month period ended December 31, 2011, compared to Euro 25.8 million in the same period of 2010.

Net income. Income before taxes increased by Euro 33.8 million, or 49.6 percent, to Euro 101.9 million during the three-month period ended December 31, 2011, from Euro 68.1 million in the same period of 2010, for the reasons described above. As a percentage of net sales, income before taxes increased to 6.8 percent during the three-month period ended December 31, 2011, from 5.1 percent in the same period of 2010. Net income attributable to non-controlling interests decreased to Euro 0.7 million during the three-month period ended December 31, 2011, compared to Euro 0.9 million in the same period of 2010. Discontinued operations were Euro 19.9 million in 2010 and related to certain contingent liabilities originally recorded as part of the sale of our Things Remembered retail business in 2006, which expired. Our effective tax rate was 36.1 percent during the three-month period ended December 31, 2011, compared to 47.0 percent in the same period of 2010. Adjusted income before taxes increased by Euro 24.3 million, or 27.4 percent, to Euro 112.8 million during the three-month period ended December 31, 2011, from Euro 88.5 million in the same period of 2010. As a percentage of net sales, income before taxes increased to 7.5 percent during the three-month period ended December 31, 2011, from 6.6 percent in the same period of 2010.

Net income attributable to Luxottica Group stockholders increased by Euro 9.3 million, or 16.8 percent, to Euro 64.4 million during the three-month period ended December 31, 2011, from Euro 55.1 million in the same period of 2010. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 4.3 percent during the three-month period ended December 31, 2011, from 4.1 percent in the same period of 2010. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 17.1 million, or 30.8 percent, to Euro 72.7 million during the three-month period ended December 31, 2011, from Euro 55.6 million in the same period of 2010. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 4.8 percent during the three-month period ended December 31, 2011, from 4.1 percent in the same period of 2010.

Basic and diluted earnings per share from continuing operations were Euro 0.14 during the three-month period ended December 31, 2011 as compared to Euro 0.08 in the same period of 2010. Basic and diluted earnings per share were Euro 0.14 during the three-month period ended December 31, 2011, compared to Euro 0.12 in the same period of 2010.

OUR CASH FLOWS

The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows:

		As of December 31,
(thousands of Euro)		2011	2010
A)	Cash and cash equivalents at the beginning of the period	679,852	380,081
B)	Cash provided by operating activities	820,896	831,633
C)	Cash used in investing activities	(459,881)	(367,283)
D)	Cash used in financing activities	(175,018)	(167,700)
	Change in bank overdrafts	11,173	(18,563)
	Effect of exchange rate changes on cash and cash equivalents	28,078	21,684
E)	Net change in cash and cash equivalents	225,248	299,771
F)	Cash and cash equivalents at the end of the period	905,100	679,852

Operating activities. The Company’s net cash provided by operating activities was Euro 820.9 million, and Euro 831.6 million for 2011 and 2010.

Depreciation and amortization were Euro 323.9 million in 2011 as compared to Euro 322.1 million in 2010.

Non-cash stock-based compensation expense was Euro 44.5 million in 2011 as compared to Euro 32.9 million in 2010. The increase in 2011 as compared to 2010 is mainly due to (i) expenses related to the new stock option plans granted in 2011 for approximately Euro 5.4 million and (ii) the granting of free treasury shares to certain employees of the Group as part of the celebrations related to the Group’s 50th anniversary of its founding, which lead to a non-recurring cost of approximately Euro 6.3 million (for further details on this one-time special grant please refer to note 24 to the Consolidated Financial Statements as of December 31, 2011).

The change in accounts receivable was Euro (36.0) million in 2011 as compared to Euro (1.6) million in 2010. This change in 2011 as compared to 2010 was primarily due to an increase in sales volume in 2011 as compared to 2010 and to the increase in receivables as a result of the growth of certain businesses in the North America Retail Division in 2011. The inventory change was Euro (30.5) million in 2011 as compared to Euro (36.5) million in 2010. The change in 2011 as compared to 2010 was mainly due to increased production in our manufacturing facilities. The change in accounts payable was Euro 51.1 million in 2011 as compared to Euro 86.7 million in 2010. The change in 2011 as compared to 2010 was mainly due to better payment terms with the vendors in 2009, which continued to show their positive effects in 2010 and 2011 as well. The change in prepaid/accrued expenses and other was Euro 17.8 million in 2011 as compared to Euro (21.1) million in 2010. The change in 2011 as compared to 2010 was mainly due to the liabilities determined by the growth of certain businesses in the North America Retail Division and to the increase of the liabilities to employees for salaries and bonus to be paid in 2012. The change in income taxes payable was Euro (20.0) million in 2011 as compared to Euro 32.5 million in 2010. The change in 2011 as compared to 2010 was primarily attributable to the timing of our tax payments in the different jurisdictions in which the Group operates.

Investing activities. The Company’s net cash used in investing activities was Euro (459.9) and Euro (367.3) million in 2011 and 2010, respectively. In 2011 the cash used in investing activities primarily consisted of (i) Euro (228.6) million in capital expenditures, (ii) the acquisition of intangible assets for the improvement of the Group IT structure for Euro (107.6), (iii) the acquisition of 60 percent of Multiopticas Internacional for Euro (89.8) million; (iv) the acquisition of two retail chains in Mexico for Euro (19.0) million; (v) the acquisition of a retail chain in Australia for Euro (6.5) million and (vi) other minor acquisitions for Euro (8.3) million. The main investment activities in 2010 were related to (i) Euro (230.4) million in capital expenditures, (ii) the purchase of the remaining non-controlling interests in Luxottica Turkey for Euro (61.8) million, (iii) the purchase of the remaining non-controlling interests in Sunglass Hut UK for Euro (32.4) million, (iv) minor acquisitions for Euro (13.1) million and (v) the payment of the second installment of the purchase price for the acquisition of a 40 percent investment in Multiopticas Internacional for Euro (20.7).

Financing activities. The Company’s net cash provided by/(used in) financing activities was Euro (175.0) million and Euro (167.7) million in 2011 and 2010, respectively. Cash used in financing activities in 2011 mainly related to proceeds of Euro 250.6 million from long-term debt borrowings, the repayment of maturing outstanding debt for Euro (230.4) million and aggregate dividend payments to stockholders of Euro (206.6) million cash used in financing activities in 2010 mainly related to proceeds of Euro 881.7 million from long-term debt borrowings, the repayment of maturing outstanding debt for Euro (930.4) million and aggregate dividend payments to stockholders of Euro (169.8) million.

OUR CONSOLIDATED STATEMENTS OF FINANCIAL POSITION — IN ACCORDANCE WITH IAS/IFRS

(thousands of Euro)	December 31, 2011	December 31, 2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	905,100	679,852
Accounts receivable — net	714,033	655,892
Inventories — net	649,506	590,036
Other assets	230,850	226,759
Total current assets	2,499,489	2,152,539

NON CURRENT ASSETS:
Property, plant and equipment — net	1,169,066	1,096,204
Goodwill	3,090,563	2,890,397
Intangible assets — net	1,350,921	1,287,933
Investments	8,754	54,083
Other assets	147,625	148,125
Deferred tax assets	377,739	364,299
Total non-current assets	6,144,667	5,841,040

TOTAL ASSETS	8,644,156	7,993,579

(thousands of Euro)	December 31, 2011	December 31, 2010
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term borrowings	193,834	158,648
Current portion of long-term debt	498,295	197,566
Accounts payable	608,327	537,742
Income taxes payable	39,859	60,067
Other liabilities	632,932	549,280
Total current liabilities	1,973,247	1,503,303

NON-CURRENT LIABILITIES:
Long-term debt	2,244,583	2,435,071
Liability for termination indemnity	45,286	45,363
Deferred tax liabilities	456,375	429,848
Other liabilities	299,545	310,590
Total non-current liabilities	3,045,789	3,220,872

STOCKHOLDERS’ EQUITY:
Luxottica Group stockholders’ equity	3,612,928	3,256,375
Non-controlling interests	12,192	13,029
Total stockholders’ equity	3,625,120	3,269,404

TOTAL LIABILITIES AND STOCKHOLDERS’EQUITY	8,644,156	7,993,579

As of December 31, 2011, total assets increased by Euro 650.6 million to Euro 8,644.2 million, compared to Euro 7,993.6 million as of December 31, 2010.

In 2011, non-current assets increased by Euro 303.6 million, due to increases in net intangible assets including goodwill of Euro 263.2 million, property, plant and equipment — net of Euro 72.9 million, deferred tax assets of Euro 13.4 million. The above increase was offset by the decrease in investments of Euro 45.3 million and other assets of Euro 0.5 million.

The increase in net intangible assets (including goodwill) was primarily due to (i) the acquisition of new businesses in the period for Euro 164.3 million, (ii) to the additions of the period for Euro 107.6 million, especially related to software, (iii) to the positive effects of foreign currency fluctuations of Euro 106.4 million, partially offset by the amortization for the period of Euro 127.9 million.

The increase in property, plant and equipment was primarily due to positive currency fluctuation effects of Euro 24.8 million, to the additions during the period of Euro 254.2 million (inclusive of approximately Euro 25.6 million related to capital leases and approximately Euro 25 million related to the acquisition of a new building) and to the acquisition of new businesses for Euro 20.1 million, partially offset by depreciation of Euro 196.0 million for the period.

During 2011 the Group reclassified Euro 132.9 million of certain capitalized software costs into intangible assets - net, which were previously presented within property, plant and equipment - net, in order to enhance the presentation of our consolidated financial position. For further details on the reclassification please refer to note 10 to the Consolidated Financial Statements as of December 31, 2011.

As of December 31, 2011, as compared to December 31, 2010:

•                  accounts receivable increased by Euro 58.1 million mainly due to the increase in net sales during 2011, partially offset by the improvement in days sales outstanding;

•                  inventory increased by Euro 59.5 million, mainly due to currency fluctuation effects as well as increased production mainly in the Group’s manufacturing facilities during 2011 and to the currency fluctuation effect.

Our net financial position as of December 31, 2011 and December 31, 2010 was as follows:

	December 31,
(thousands of Euro)	2011	2010
Cash and cash equivalents	905,100	679,852
Short—term borrowings	(193,834)	(158,648)
Current portion of long—term debt	(498,295)	(197,566)
Long—term debt	(2,234,583)	(2,435,071)
Total	(2,031,612)	(2,111,433)

Short-term borrowings consist of short—term uncommitted credit lines, most of which are overdrafts and short-term revolving lines obtained by various Group companies.

As of December 31, 2011, we, together with our wholly-owned Italian subsidiary Luxottica S.r.l., had credit lines aggregating Euro 431.8 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 0.65 percent. At December 31, 2011, these credit lines were utilized for Euro 0.5 million.

As of December 31, 2011, our wholly-owned subsidiary Luxottica US Holdings maintained unsecured lines of credit with an aggregate maximum availability of Euro 119.8 million (US$ 155.0 million). The interest rate is a floating rate and is approximately US$ LIBOR plus 80 basis points. At December 31, 2011, there were no outstanding borrowings on these credit lines (related to guarantees of letters of credit).

4. CAPITAL EXPENDITURES

Capital expenditures amounted to Euro 358.3 million in 2011 (14) and Euro 230.5 million in 2010, analyzed as follows:

Operating segment (millions of Euro)	2011	2010
Manufacturing and wholesale distribution	153.2	98.8
Retail distribution	205.1	131.7
Group total	358.3	230.5

Capital expenditures in the manufacturing and wholesale distribution segment were primarily in Italy (Euro 78.9 million in 2011 and Euro 51.9 million in 2010), in China (Euro 24.5 million in 2011 and Euro 11.1 million in 2010) and in North America (Euro 41.1 million in 2011 and Euro 30.0 million in 2010). The overall increase in capital expenditures in 2011 as compared to 2010 is related to the routine technology upgrades to the manufacturing structure and to the roll-out of a new IT platform, which was originally introduced in 2009.

Capital expenditures in the retail distribution segment were primarily in North America (Euro 167.2 million in 2011 and Euro 99.3 million in 2010) and Australia and China (Euro 28.7 million in 2011 and Euro 24.9 million in 2010) and related, for both 2011 and 2010, to the opening of new stores, the remodeling of older stores whose leases were extended during the year, and to projects for upgrading the management information system.

The intangible assets of Euro 4,441.5 million reported in the financial statements primarily reflect the Group’s investment in goodwill and trademarks as a result of acquisitions over the years.

Amortization recognized in the statement of consolidated income came to Euro 323.9 million in 2011 as compared to Euro 322.1 million in 2010.

5. HUMAN RESOURCES

GROUP HEADCOUNT

The Luxottica Group had 65,611 employees as of December 31, 2011, of which 66.7 percent were in the Retail segment, 11.7 percent were in the Wholesale segment and 21.2 percent were in Operations. Central Corporate services represents 0.4 percent of the Group’s total workforce.

In terms of geographical distribution, North America has 59.1 percent of the total workforce, Europe 15.1 percent, Asia-Pacific 20.5 percent, Latin America 4.3 percent and the rest of the world 1.0 percent.

(14)

Capital expenditures in 2011 include (i) the acquisition of a building for approximately Euro 25 million (for further details please see note 28 to the Notes to the Consolidated Financial Statements as of December 31, 2011) and capital leases of the retail division of Euro 25.6 million. Capital expenditures excluding the above mentioned additions were Euro 307.5 million.

Operating segment	Headcount
Retail	43,744
Wholesale	7,679
Operations	13,910
Corporate Services	278
Total	65,611

Geographical area	Headcount
Europe	9,642
North America	38,776
Asia-Pacific	13,478
Latin America	2,844
Middle East and South Africa	593
Corporate Services	278
Total	65,611

ORGANIZATIONAL DEVELOPMENT

The results achieved in 2011 reflect Luxottica’s continued deep commitment to developing distinctive capabilities and to adopting innovative organizational solutions throughout the value chain.

Wholesale

During the year the Wholesale Division further strengthened its local, regional and central organizations. In particular, the organizations dedicated to emerging markets and shared commercial planning and customer management services received special attention and added new experienced members to its ranks.

In December 2011, Luxottica finalized the acquisition of Grupo Tecnol in Brazil. The integration of the two organizations has started immediately and will give Luxottica the opportunity to strengthen its leadership in a market which following the acquisition of Tecnol will become one of the five most important countries by sales within the Division.

Retail

The Sun and Optical Retail sales networks saw further global expansion during 2011. Management focused on developing the store networks in South and Central America and to integrating them into the Group’s distribution platforms. As for the Optical Retail network, the acquisition of Multiopticas Internacional, a significant player in Chile, Colombia, Ecuador and Peru, was finalized in the first half of 2011, and teams started to work immediately to identify operational synergies between the countries and to develop local manufacturing capacity for ophthalmic lenses.

As for the Sun Retail business, Latin America also saw Luxottica acquire two major local chains in Mexico (Stanza and High Tech), which have been swiftly integrated into the general retail distribution organization. This acquisition, along with the opening of stores in Brazil, represent the Company’s first steps to grow the Sunglass Hut brand by establishing a wide presence in this region which the Company believes has a significant potential.

OPERATIONS

During 2011 the Operations Department continued to develop the manufacturing and distribution organization and dedicated resources to its continuous improvement, with a particular focus on the following areas:

•                  improvement of the production allocation and planning processes;

•                  reduction of the time required to develop, manufacture and distribute new collections;

•      continuous improvement of product and process quality;

•                  strengthening of internal buying skills;

•                  anti-counterfeiting measures.

The Operations Department also launched the Lean System on a worldwide basis which will allow the industrial organization to achieve further levels of excellence in terms of quality, speed, flexibility and productivity.

Lastly, in 2011 the “zero accidents” system operating in all the Group’s locations produced a further reduction in workplace accidents with the industrial complex of Agordo achieving a record of 1,000 consecutive accident-free days.

CORPORATE SERVICES

During 2011 certain key business support functions were rationalized including Information Systems, Financial Control, Shared Administration Services, Tax Planning, Corporate and Legal Affairs and Treasury. Efficiencies in these support areas were primarily achieved as a result of their integration on a global scale and the creation of a head office position in charge of Central Corporate Functions.

The Business Development, Human Resources and Risk Management and Compliance functions benefited from important professional investments during the year.

Lastly, 2011 saw the launch of the “Zero Waste” program aimed at promoting initiatives to reduce the environmental cost of manufacturing and distribution activities.

MANAGEMENT AND DEVELOPMENT OF HUMAN RESOURCES

Once again in 2011 the Group sought to improve its unique “value proposition”, making Luxottica a great place to work with the ability for individuals to realize many differing expectations and aspirations.

With the aim of developing clear and effective communication channels and constant dialogue with its employees, during the year Luxottica launched “Your Voice”, an internal satisfaction survey involving all 65,000 employees. The exceptional level of survey participation (87% of employees) provides an extra incentive to carefully assess the responses and define and communicate improvement plans early.

In 2011, Succession and Potential Evaluation Plans were integrated globally with a significant improvement in the ability to meet the organization’s needs internally by providing qualified employees opportunities for development and promotion even outside the areas of initial placement.

The first edition of the “Delphi” 360° assessment program was concluded in 2011. More than 700 managers were offered the opportunity to receive detailed feedback on their leadership style and these 360 assessments will serve as a basis to define individual plans focused on improving the leadership and management of the resources and organizations under their respective responsibilities.

During the year cooperation was stepped up with leading universities and business schools in the emerging countries of particular interest to Luxottica (China, India, Brazil) with the intent of promoting the uniqueness of the career opportunities offered and attracting top-potential young graduates.

Lastly, once again in 2011 Luxottica was a protagonist in the Italian industrial relations arena, particularly thanks to a series of labor agreements that have opened up an ability for greater creativity in the areas of non-monetary remuneration, organizational flexibility, working hours, and employee participation in quality and productivity improvements. The virtuous relationship between the organization and its employees had its most significant moment in the award of free shares to Italian employees as part of Luxottica’s 50th anniversary celebrations.

Numerous accolades have been received from the media and institutions in recognition of Luxottica’s role as a benchmark organization in the management and development of human capital.

6. CORPORATE GOVERNANCE

Information about ownership structure and corporate governance is contained in a specific document forming an integral part of the Annual Financial Report.

7. PERSONAL DATA PROTECTION DOCUMENT\

The Company is completing the update of its personal data protection document within the legal term established by Italian Legislative Decree 196/2003.

8. SALE AND PURCHASE OF TREASURY SHARES

During 2003, the subsidiary US Holdings purchased 4,523,086 shares of Luxottica Group S.p.A. as part of an authorized buy-back program. This followed the purchase of 1,911,700 such shares in 2002. The shares were subsequently transferred to the subsidiary Arnette Optic Illusions Inc. which held a total of 6,434,786 shares in Luxottica Group S.p.A. as of December 31, 2008.

During 2009, the Company purchased treasury shares under buy-back programs authorized at Stockholders’ Meetings on May 13, 2008 (“2008 Program”) and on October

29, 2009 (“2009 Program”), with the purpose of ensuring efficient management of capital and of executing the “Performance Shares Plan”. Under the 2008 Program, completed on November 13, 2009, the Company purchased a total of 1,325,916 shares on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) at an average unit price of Euro 17.13 for an aggregate amount of Euro 22,714,251.

Under the 2009 Program, started on November 16, 2009, the Company purchased in the period up to December 31, 2010 a total of 4,710,454 shares (of which 1,352,154 were purchased in 2009) on the MTA at an average unit price of Euro 19.07 for an aggregate amount of Euro 89,816,864.

In parallel, as of December 31, 2010 the US subsidiary Arnette Optic Illusions, Inc. sold a total of 6,434,786 treasury shares on the MTA at an average unit price of Euro 18.88 for an aggregate amount of Euro 121,506,814.

Under the same 2009 Program, the Company purchased in 2011 on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) an aggregate amount of 466,204 shares at an average price of Euro 22.45 for an aggregate amount of Euro 10,467,358.89. This stock purchase program expired on April 28, 2011.

9. RELATED PARTY TRANSACTIONS

Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding the related party transactions, please refer to note 28 to the Consolidated Financial Statements as of December 31, 2011.

10. PRINCIPAL RISKS AND UNCERTAINTIES TO WHICH THE GROUP IS EXPOSED

Future operating results and financial condition of the Group may be affected by various factors, including those set forth below.

RISKS RELATING TO OUR INDUSTRY AND GENERAL ECONOMIC CONDITIONS

a) If current economic conditions continue to deteriorate, demand for products of the Group will be adversely impacted, access to credit will be reduced and customers and others with which the Group does business will suffer financial hardship, all of which could reduce sales and in turn adversely impact its business, results of operations, financial condition and cash flows

Operations and performance of the Group depend significantly on worldwide economic conditions. Uncertainty about current global economic conditions poses a risk to its business because consumers and businesses may continue to postpone spending in response to tighter credit markets, unemployment, negative financial news and/or declines in income or asset values, which could have a material adverse effect on demand for its products and services. Discretionary spending is affected by many factors, including general business conditions, inflation, interest rates, consumer debt levels, unemployment rates, availability of consumer credit, conditions in the real estate and mortgage markets, currency exchange rates and other matters that influence consumer confidence. Many of these factors are outside its control. Purchases of discretionary items could decline during periods in which disposable income is lower or prices have increased in response to rising costs or in periods of actual or perceived unfavorable economic conditions. If this occurs or if unfavorable economic conditions continue to challenge the consumer environment, its business, results of operations, financial condition and cash flows could be materially adversely affected.

In the event of renewed financial turmoil affecting the banking system and financial markets, additional consolidation of the financial services industry or significant failure of financial services institutions, there could be a new or incremental tightening of the credit markets, decreased liquidity and extreme volatility in fixed income, credit, currency and equity markets. In addition, the credit crisis could continue to have material adverse effects on business of the Group, including the inability of customers of its wholesale distribution business to obtain credit to finance purchases of its products, restructurings, bankruptcies, liquidations and other unfavorable events for the Group’s consumers, customers, vendors, suppliers, logistics providers, other service providers and the financial institutions that are counterparties to its credit facilities and other derivative transactions. The likelihood that such third parties will be unable to overcome such unfavorable financial difficulties may increase. If the third parties on which the Group relies for goods and services or the Group’s wholesale customers are unable to overcome financial difficulties resulting from the deterioration of worldwide economic conditions or if the counterparties to its credit facilities or its derivative transactions do not perform their obligations, the Group’s business, results of operations, financial condition and cash flows could be materially adversely affected.

b) If business of the Group suffers due to changing local conditions, its profitability and future growth may be affected

The Group currently operates worldwide and has begun to expand its operations in many countries, including certain developing countries in Asia, South America and Africa. Therefore, the Group is subject to various risks inherent in conducting business internationally, including the following:

•                  exposure to local economic and political conditions;

•                  export and import restrictions;

•                  currency exchange rate fluctuations and currency controls;

•                  cash repatriation restrictions;

•                  application of the Foreign Corrupt Practices Act and similar laws;

•                  difficulty in enforcing intellectual property and contract rights;

•      disruptions of capital and trading markets;

•                  accounts receivable collection and longer payment cycles;

•                  potential hostilities and changes in diplomatic and trade relationships;

•                  legal or regulatory requirements;

•                  withholding and other taxes on remittances and other payments by subsidiaries;

•                  investment restrictions or requirements; and

•                  local content laws requiring that certain products contain a specified minimum percentage of domestically produced components.

The likelihood of such occurrences and their potential effect on the Group vary from country to country and are unpredictable, but any such occurrence may result in the loss of sales or increased costs of doing business and may have a material adverse effect on business, results of operations, financial condition and prospects of the Group.

c) If vision correction alternatives to prescription eyeglasses become more widely available, or consumer preferences for such alternatives increase, profitability of the Group could suffer through a reduction of sales of its prescription eyewear products, including lenses and accessories

Business of the Group could be negatively impacted by the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive optical surgery. According to industry estimates, over 39 million people wear contact lenses in the United States, and the disposable contact lens market is the fastest growing segment of the lens subsector. In addition, the use of refractive optical surgery has grown in the United States since it was approved by the US Food and Drug Administration in 1995.

Increased use of vision correction alternatives could result in decreased use of prescription eyewear products of the Group, including a reduction of sales of lenses and accessories sold in Group retail outlets, which could have a material adverse impact on its business, results of operations, financial condition and prospects.

d) Unforeseen or catastrophic losses not covered by insurance could materially adversely affect the Group’s results of operations and financial condition

For certain risks, the Group does not maintain insurance coverage because of cost and/ or availability. Because the Group retains some portion of its insurable risks, and in some cases self-insure completely, unforeseen or catastrophic losses in excess of insured limits could materially adversely affect its results of operations and financial condition.

RISKS RELATING TO GROUP BUSINESS AND OPERATIONS

e) If the Group is unable to successfully introduce new products and develop its brands, its future sales and operating performance may suffer

The mid— and premium-price categories of the prescription frame and sunglasses markets in which the Group competes are particularly vulnerable to changes in fashion trends and consumer preferences. The Group’s historical success is attributable, in part, to its introduction of innovative products which are perceived to represent an improvement over products otherwise available in the market and its ability to develop its brands, especially its Ray-Ban and Oakley house brands. Group future success will depend on its continued ability to develop and introduce such innovative products and continued success in building its brands. If the Group is unable to continue to do so, its future sales could decline, inventory levels could rise, leading to additional costs for storage and potential write-downs relating to the value of excess inventory, and there could be a negative impact on production costs since fixed costs would represent a larger portion of total production costs due to the decline in quantities produced, which could materially adversely affect its results of operations.

f) If the Group is not successful in completing and integrating strategic acquisitions to expand or complement its business, its future profitability and growth could be at risk

As part of its growth strategy, the Group has made, and may continue to make, strategic business acquisitions to expand or complement its business. Its acquisition activities, however, can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in its industry. The Group may face additional risks and uncertainties following an acquisition, including (i) difficulty in integrating the newly-acquired business and operations in an efficient and effective manner, (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition, (iii) the lack of success by the acquired business in its markets, (iv) the loss of key employees of the acquired business, (v) a decrease in the focus of senior management on its operations, (vi) difficulty integrating human resources systems, operating systems, inventory management systems and assortment planning systems of the acquired business with its systems, (vii) the cultural differences between the Group’s organization and that of the acquired business and (viii) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues.

If the Group fails to timely recognize or address these matters or to devote adequate resources to them, the Group may fail to achieve its growth strategy or otherwise realize the intended benefits of any acquisition. Even if the Group is able to integrate its business operations successfully, the integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from the integration or in the achievement of such benefits within the forecasted period of time.

g) If the Group is unable to achieve and manage growth, operating margins may be reduced as a result of decreased efficiency of distribution

In order to achieve and manage its growth effectively, the Group is required to increase and streamline production and implement manufacturing efficiencies where possible, while maintaining strict quality control and the ability to deliver products to its customers in a timely and efficient manner. The Group must also continuously develop new product designs and features, expand its information systems and operations, and train and manage an increasing number of management level and other employees. If the Group is unable to manage these matters effectively, its distribution process could be adversely affected and the Group could lose market share in affected regions, which could materially adversely affect its business prospects.

h) If the Group does not correctly predict future economic conditions and changes in consumer preferences, its sales of premium products and profitability could suffer

The fashion and consumer products industries in which the Group operates are cyclical. Downturns in general economic conditions or uncertainties regarding future economic prospects, which affect consumer disposable income, have historically adversely affected consumer spending habits in its principal markets and thus made the growth in sales and profitability of premium-priced product categories difficult during such downturns. Therefore, future economic downturns or uncertainties could have a material adverse effect on its business, results of operations and financial condition, including sales of designer and other premium brands.

The industry is also subject to rapidly changing consumer preferences and future sales may suffer if the fashion and consumer products industries do not continue to grow or if consumer preferences shift away from its products. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to the Group by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce its sales and the value of its models from that designer. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, the Group’s success depends, in large part, on its ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends could materially adversely affect its business, results of operations and financial condition and may result in the write-down of excess inventory and idle manufacturing facilities.

i) If the Group does not continue to negotiate and maintain favorable license arrangements, its sales or cost of sales could suffer

The Group has entered into license agreements that enable it to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, D&G, Bvlgari, Tiffany & Co., Versace, Burberry, Polo Ralph Lauren, Donna Karan, DKNY, Paul Smith Spectacles, Brooks Brothers, Anne Klein, Stella McCartney, Tory Burch and Coach. These license agreements typically have terms of between three and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. The Group believes that its ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of its products and, therefore, material to the success of its business. For the years ended December 31, 2011 and 2010, the sales realized through the Prada and Miu Miu brand names together represented approximately 4.0 percent and 4.2 percent of total sales, respectively. For the years ended December 31, 2011 and 2010, the sales realized through the Dolce & Gabbana and D&G brand names together represented approximately 3.1 percent and 3.5 percent of total sales, respectively. Accordingly, if the Group is unable to negotiate and maintain satisfactory license arrangements with leading designers, its growth prospects and financial results could materially suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers.

j) As the Group operates in a complex international environment, if new laws, regulations or policies of governmental organizations, or changes to existing ones, occur and cannot be managed efficiently, the results could have a negative impact on its operations, its ability to compete or its future financial results

Compliance with US and foreign laws and regulations that apply to its international operations increases its costs of doing business, including cost of compliance, in certain jurisdictions, and such costs may rise in the future as a result of changes in these laws and regulations or in their interpretation or enforcement. The Group has implemented policies and procedures designed to facilitate compliance with these laws and regulations, but there can be no assurance that Group’s employees, contractors or agents will not violate such laws and regulations or its policies. Any such violations could individually, or in the aggregate, materially adversely affect its financial condition or operating results.

Additionally, as a US government contractor through its Oakley and Eye Safety Systems subsidiaries, the Group must comply with, and is affected by, US laws and regulations related to its government business. These laws and regulations, including requirements to obtain applicable governmental approvals, clearances and certain export licenses, may impose additional costs and risks on the Group’s business. The Group also may become subject to audits, reviews and investigations of its compliance with these laws and regulations.

k) If the Group is unable to protect its proprietary rights, its sales might suffer, and Group may incur significant costs to defend such rights

The Group relies on trade secret, unfair competition, trade dress, trademark, patent and copyright laws to protect its rights to certain aspects of its products and services, including product designs, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks, all of which the Group believes are important to the success of its products and services and its competitive position. However, pending trademark or patent applications may not in all instances result in the issuance of a registered trademark or patent, and trademarks or patents granted may not be effective in thwarting competition or be held valid if subsequently challenged. In addition, the actions the Group takes to protect its proprietary rights may be inadequate to prevent imitation of its products and services.

Its proprietary information could become known to competitors, and the Group may not be able to meaningfully protect its rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products or services that do not infringe on its intellectual property rights or could assert rights in, and ownership of, its proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States or of the member states of the European Union.

Consistent with the Group’s strategy of vigorously defending its intellectual property rights, the Group devotes substantial resources to the enforcement of patents issued and trademarks granted to it, to the protection of its trade secrets or other intellectual property rights and to the determination of the scope or validity of the proprietary rights of others that might be asserted against it. However, if the level of potentially infringing activities by others were to increase substantially, the Group might have to significantly increase the resources that it devotes to protecting its rights. From time to time, third parties may assert patent, copyright, trademark or similar rights against intellectual property that is important to the Group’s business. The resolution or compromise of any litigation or other legal process to enforce such alleged third party rights, regardless of its merit or resolution, could be costly and divert the efforts and attention of the Group’s management. The Group may not prevail in any such litigation or other legal process or the Group may compromise or settle such claims because of the complex technical issues and inherent uncertainties in intellectual property disputes and the significant expense in defending such claims. An adverse determination in any dispute involving its proprietary rights could, among other things, (i) require the Group to grant licenses to, or obtain licenses from, third parties, (ii) prevent the Group from manufacturing or selling its products, (iii) require us to discontinue the use of a particular patent, trademark, copyright or trade secret or (iv) subject the Group to substantial liability. Any of these possibilities could have a material adverse effect on the business of the Group by reducing its future sales or causing the Group to incur significant costs to defend its rights.

l) If the Group is unable to maintain its current operating relationship with host stores of its Licensed Brands division, the Group could suffer a loss in sales and possible impairment of certain intangible assets

The Group’s sales depend in part on its relationships with the host stores that allow it to operate its Licensed Brands division, including Sears Optical and Target Optical. The Group leases and licenses with Sears Optical are terminable upon short notice. If the Group’s relationship with Sears Optical or Target Optical were to end, the Group would suffer a loss of sales and the possible impairment of certain intangible assets. This could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

m) If the Group fails to maintain an efficient distribution network in its highly competitive markets, its business, results of operations and financial condition could suffer

The mid- and premium-price categories of the prescription frame and sunglasses markets in which the Group operates are highly competitive. The Group believes that, in addition to successfully introducing new products, responding to changes in the market environment and maintaining superior production capabilities, its ability to remain competitive is highly dependent on its success in maintaining an efficient distribution. If the Group is unable to maintain an efficient distribution, its sales may decline due to the inability to timely deliver products to customers and its profitability may decline due to an increase in its per unit distribution costs in the affected regions, which may have a material adverse impact on its business, results of operations and financial condition.

n) If the Group was to become subject to adverse judgments or determinations in legal proceedings to which the Group is, or may become, a party, its future profitability could suffer through a reduction of sales or increased costs and damage to its reputation due to its failure to adequately communicate the impact of such proceedings or their outcome to the investor and business communities

The Group is currently a party to certain legal proceedings as described in its consolidated financial statements as of December 31, 2011. In addition, in the ordinary course of its business, the Group becomes involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are or may be significant. Adverse judgments or determinations in one or more of these proceedings could require the Group to change the way it does business or use substantial resources in adhering to the settlements and could have a material adverse effect on its business, including, among other consequences, by significantly increasing the costs required to operate its business.

Ineffective communications during or after these proceedings could amplify the negative effects, if any, of these proceedings on its reputation and may result in a negative market reaction in the trading of its securities.

o) Changes in the Group tax rates or exposure to additional tax liabilities could affect its future results

The Group is subject to taxes in Italy, the United States and numerous other foreign jurisdictions. Its future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. Any of these changes could have a material adverse effect on the Group’s profitability. The Group also is regularly subject to the examination of its income tax returns by the US Internal Revenue Service, the Italian tax authority as well as the governing tax authorities in other countries where it operates. The Group routinely assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for taxes. Currently, some of the Group’s companies are under examination by the tax authorities in the United States, Italy and other jurisdictions. There can be no assurance that the outcomes of the current ongoing examinations and possible future examinations will not materially adversely affect its business, results of operations, financial condition and prospects.

p) If there is a material failure, inadequacy, interruption or security failure of its information technology systems, whether owned by the Group or outsourced or managed by third parties, this may result in remediation costs, reduced sales due to an inability to properly process information, and increased costs of operating business of the Group

The Group relies on information technology systems both managed and outsourced to third parties, across its operations, including for management of its supply chain, point-of-sale processing in its stores and various other processes and transactions. The Group’s ability to effectively manage its business and coordinate the production, distribution and sale of its products depends on, among other things, the reliability and capacity of these systems. The failure of these systems to operate effectively, network disruptions, problems with transitioning to upgraded or replacement systems, or a breach in data security of these systems could cause delays in product supply and sales, reduced efficiency of its operations, unintentional disclosure of customer or other confidential information of the Company, or damage to its reputation, and potentially significant capital investments could be required to remediate the problem, which could have a material adverse effect on the Group’s results of operations.

q) If the Group records a write-down for inventories or other assets that are obsolete or exceed anticipated demand or net realizable value, such charges could have a material adverse effect on its results of operations

The Group records a write-down for product and component inventories that have become obsolete or exceed anticipated demand or net realizable value. The Group reviews its long-lived assets for impairment whenever events or changed circumstances indicate that the carrying amount of an asset may not be recoverable, and the Group determines whether valuation allowances are needed against other assets, including, but not limited to, accounts receivable. If the Group determines that impairments or other events have occurred that lead the Group to believe it will not fully realize these assets, the Group records a write-down or a valuation allowance equal to the amount by which the carrying value of the assets exceeds their fair market value. Although the Group believes its inventory and other asset-related provisions are currently adequate, no assurance can be made that, given the rapid and unpredictable pace of product obsolescence for fashion eyewear, the Group will not incur additional inventory or asset-related charges, which charges could have a material adverse effect on its results of operations.

r) Leonardo Del Vecchio, the Group chairman and principal stockholder, controls 66.8 percent of Group voting power and is in a position to affect the Group’s ongoing operations, corporate transactions and any matters submitted to a vote of the Group’s stockholders, including the election of directors and a change in corporate control

As of January 31, 2012, Mr. Leonardo Del Vecchio, the Chairman of the Group’s Board of Directors, through the company Delfin S.àr.l., has voting rights over 312,533,339 ordinary shares, or 66.8 percent of the outstanding ordinary shares. As a result, Mr. Del Vecchio has the ability to exert significant influence over the corporate affairs of the Group and to control the outcome of virtually all matters submitted to a vote of its stockholders, including the election of its directors, the amendment of its Articles of Association or By-laws, and the approval of mergers, consolidations and other significant corporate transactions.

Mr. Del Vecchio’s interests may conflict with or differ from the interests of the Group’s other stockholders. In situations involving a conflict of interest between Mr. Del Vecchio and its other stockholders, Mr. Del Vecchio may exercise his control in a manner that would benefit himself to the potential detriment of other stockholders. Mr. Del Vecchio’s significant ownership interest could delay, prevent or cause a change in control of the Group, any of which may be adverse to the interests of the Group’s other stockholders.

s) If the Group procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 cause the Group to identify material weaknesses in its internal control over financial reporting, the trading price of its securities may be adversely impacted

The management of the Group evaluated its internal control over financial reporting, as required under Section 404 of the US Sarbanes—Oxley Act of 2002, as amended. There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure of human judgment. In addition, control procedures are designed to reduce, rather than eliminate, business risks. As a consequence of the systems and procedures the Group has implemented to comply with these requirements, the Group may uncover circumstances that it determines, with the assistance of its independent auditors, to be material weaknesses, or that otherwise result in disclosable conditions. Any identified material weaknesses in its internal control structure may involve significant effort and expense to remediate, and any disclosure of such material weaknesses or other disclosable conditions may result in a negative market reaction to securities of the Group.

FINANCIAL RISKS

t) If the Euro or the Chinese Yuan strengthens relative to certain other currencies or if the US or Australian Dollar weakens relative to the Euro, the Group’s profitability as a consolidated group could suffer

The Group’s principal manufacturing facilities are located in Italy. The Group also maintains manufacturing facilities in China, India and the United States as well as sales and distribution facilities throughout the world. As a result, its results of operations could be materially adversely affected by foreign exchange rate fluctuations in two principal areas:

•                  the Group incurs most of its manufacturing costs in Euro and in Chinese Yuan, and receives a significant part of its revenues in other currencies such as the US Dollar and the Australian Dollar. Therefore, a strengthening of the Euro or the Chinese Yuan relative to other currencies in which the Group receives revenues could negatively impact the demand for its products or decrease its profitability in consolidation, adversely affecting its business and results of operations; and

•                  a substantial portion of its assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with most of its revenues and operating expenses being denominated in US Dollars. As a result, its operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the US Dollar and the Euro.

As its international operations grow, future changes in the exchange rate of the Euro against the US Dollar and other currencies may negatively impact its reported results, although the Group has in place policies designed to manage such risk.

u) If economic conditions around the world continue to worsen, the Group may experience an increase in its exposure to credit risk on its accounts receivable which may result in increased costs due to additional reserves for doubtful accounts, and a reduction in sales to customers experiencing credit-related issues.

A substantial majority of the Group’s outstanding trade receivables are not covered by collateral or credit insurance. While the Group has procedures to monitor and limit exposure to credit risk on its trade and non-trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses, which could have a material adverse effect on its results of operations.

11. 2012 OUTLOOK

In 2012, Luxottica will develop its action plans guided by three main principles: Grow, Simplify and Connect.

Grow

Luxottica aims at continuing its growth throughout 2012 in all the main geographic areas where the Group operates. In particular, Luxottica expects to achieve especially significant results in the following regions strategically important to the Group:

•                  in the emerging markets, Luxottica estimates for 2012 a Wholesale Division net sales increase between 25 percent and 30 percent, and a comparable store sale increase for the Retail Division between 17 percent and 22 percent;

•                  in North America, comparable store sales of the Retail Division are expected to grow between 5 percent and 7 percent in 2012, and net sales of the Wholesale Division by more than 15 percent; and

•                  in Western Europe, Group’s net sales are expected to increase between 4 percent and 6 percent in 2012.

Emerging markets are expected to represent a formidable driving force for both Luxottica Divisions during 2012. Emerging market countries in which Luxottica presently operates currently represent about 22 percent of net sales for the Wholesale Division and recorded about 20 percent growth in 2011. Luxottica also forecasts that in 2012 the Group will continue this development trend as a result of the investments it has made in this area of its business including the recently completed acquisition of Tecnol, a leading eyewear operator in Brazil. Largely as a result of the actions taken to date, Luxottica expects that net sales in emerging markets could represent approximately 30 percent of the Wholesale Division’s net sales in 2015. The Wholesale Division’s global presence will drive Luxottica’s ability to exploit the best opportunities wherever they appear.

Additionally, Luxottica’s plans for growth in the emerging markets are based on the continued roll-out of Sunglass Hut stores in this area, performance of the newly acquired GMO chain (since 2011) in Latin America and continued excellent results from China. In particular, Latin America represents an area with significant potential, where the Group can benefit from the synergies that are expected to occur between Tecnol and GMO.

Following the excellent results achieved in North America over the past two years, Luxottica aims to continue the balanced growth of both Divisions in this particularly strategic region for the Group.

During 2012, LensCrafters will further strengthen its role as a point of reference in the North American eyewear market. The innovative technologies introduced by the Group, such as the digital vision measurement system Accufit, will allow LensCrafters to provide enhanced levels of accuracy and precision and further improve the quality of service delivered to customers.

The Wholesale Division expects continued growth in sales of premium and luxury brands and this, coupled with the consistently outstanding services offered, will allow the Wholesale Division to further establish itself in the North American market. Adding to the Wholesale Division’s expected success in 2012 is the highly successful launch of the first Coach eyewear collections, which has delivered extremely positive results during the first two months of 2012.

Simplify

Over the next few years, approximately 2 billion new consumers will enter the market, bringing with them a broader range of great opportunities for Luxottica, but, at the same time, also making the market more uncertain. Simplicity and speed, and the ability to adapt and evolve rapidly have always been fundamental features of Luxottica. These traits, along with a determination to exploit opportunities when they arise, will represent the keys to success in 2012.

As a result of the successful implementation of Luxottica’s business strategy, 2011 was a profitable year for the Retail Division in Australia, with comparable store sales(11) increasing by approximately 10 percent in the fourth quarter of 2011. During 2012, Luxottica aims to further strengthen the market position of OPSM, the main eyewear chain in the region, through a plan that foresees 50 new points of sale in the next 24 months, expenditures of over Australian Dollars 40 million for OPSM retail store expansion, implementation of new technologies, and marketing and reorganization of the other Group retail chains in the region. Once these action plans are implemented, the Retail Division is expected to grow in the region between 8 percent and 12 percent in 2012.

Connect

The ability to develop closer and longer lasting relationships with customers and consumers along with an ability to tell comprehensive stories about the many brands in our portfolio will increasingly become critical factors driving the Group’s continued success.

In the past few years, Sunglass Hut, the leading global “sun” specialty retail chain, has proven exceptional at exhibiting such qualities. In 2011, the overall comparable store sales (11) grew by 8.7 percent worldwide, achieving the best performance in the brand’s history. Luxottica expects that the success of Sunglass Hut is likely to continue throughout 2012, as a result of growth in the so-called “sun belt” countries (geographic areas with a high number of sunny days per year and highly inclined to consumerism), including Europe, and by exploiting existing opportunities in the “travel retail” and “department stores” channel.

Sunglass Hut is on a trajectory of worldwide expansion as a direct result of investments made in Mexico, ongoing business activities in Brazil and China and build-out of the brand in India. As a result, the number of Sunglass Hut stores is targeted to reach the 4,000 mark by 2015.

2012 will be a particularly important year for Oakley, after six consecutive years of double-digit growth, a trend that is expected to continue into 2012. Oakley has succeeded in building exceptional relationships with top athletes in a variety of sports and will benefit from enhanced exposure at the London Olympics where it is also a sponsor.

Further benefits will also arise from the expansion of the OCP program (Oakley Custom Program), a key driver of business growth, creating opportunities for Oakley’s entire digital platform. Investments in India, China, Brazil and Europe will also continue and sales in these areas are expected to grow significantly, owing to stronger investments in style and technology for the optical segment.

12. SUBSEQUENT EVENTS

On January 20, 2012, the Company successfully completed the acquisition of 80 percent of share capital of the Brazilian entity “Grupo Tecnol Ltd”. The remaining 20 percent will be acquired starting from 2013 and in the four following years. The Group will purchase in each of the above mentioned years 5 percent of Grupo Tecnol share capital. The consideration paid for the 80 percent was approximately Brazilian Real 143.7 million. The acquisition furthers the Company’s strategy of continued expansion of its wholesale business in Latin America. The Company uses various methods to calculate the fair value of the assets acquired and the liabilities assumed. The purchase price allocation was not completed at the date these Consolidated Financial Statements were authorized for issue.

Luxottica communicated the compliance plan in connection with the transaction pursuant to the provisions of articles 36—39 of the Market Regulation to Consob and will provide information on the state of compliance in the financial documents issued under Regulation 11971/1999.

On January 24, 2012 the Board of Directors of Luxottica approved the reorganization of the retail business in Australia. As a result of this reorganization the Group will close about 10 percent of its Australian and New Zealand stores, redirecting resources into its market leading OPSM brand. As a result of the reorganization the Group estimates it will incur approximately expenses of AU$ 40 million, of which approximately AU$ 12 million were recorded in the 2011 consolidated income statement.

On February 28, 2012 the Board of Directors approved the issuance of senior unsecured long-term notes to institutional investors prior to the end of 2012. The principal amount of the notes will be up to Euro 500 million. Final terms of the notes will be determined at pricing based on market conditions at the time of issuance.

13. ADAPTATION TO THE ARTICLES 36-39 OF THE REGULATED MARKETS

Articles 36–39 of the regulated markets apply to 44 entities based on the financial statements as of December 31, 2011:

In particular the Group:

•                  applies to all the Extra European Union subsidiaries, internal procedures under which it is requested that all Group companies release a quarterly representation letter that contains a self-certification of the completeness of the accounting information and controls in place, necessary for the preparation of the consolidated financial statements of the parent;

•                  ensures that subsidiaries outside of Europe also declare in these representation letters their commitment to provide auditors of the Company with the information necessary to conduct their monitoring of the parent’s annual and interim period financial statements;

•                  as set out in Part III, Title II, Chapter II, Section V of Regulation no. 11971/1999 and subsequent amendments, makes available the balance sheet and income statement of the aforementioned subsidiaries established in states outside the European Union, used to prepare the consolidated financial statements:

During 2011, Luxottica acquired control of the capital stock of the Spanish company Multiopticas Internacional S.L. That company controls the following entities based in countries outside of the European Union which are subject to the articles 36-39 of the regulated markets:

•                  Opticas GMO Chile S.a.s., based in Chile;

•                  Opticas GMO Colombia S.a.s., based in Colombia;

•                  Opticas GMO Perù S.a.c., based in Peru;

•                  Opticas GMO Ecuador S.A., based in Ecuador.

14. OTHER INFORMATION

As required by Section 2428 of the Italian Civil Code, it is reported that:

1.               the Group carries out research and development activities in relation to production processes in order to improve their quality and increase their efficiency.  The costs incurred for research and development are immaterial;

2.               no atypical and/or unusual transactions, as defined by Consob Communication 6064293 dated July 28, 2006, were undertaken during 2011;

3.               the information required by Section 123-bis par. 1 of Italian Legislative Decree 58 dated February 29, 1998, is disclosed in the corporate governance report forming an integral part of the annual financial report;

4.               the Company is not subject to direction and coordination by others, as discussed in more detail in the corporate governance report;

5.               the Company has made a world-wide and national group tax election (sections 117-129 of the Italian Tax Code) starting from fiscal year 2004 and subsequently extended for another three years in 2007 and in 2010.  Under this election, Luxottica Group S.p.A., as the head of the tax group for the Group’s principal Italian companies, calculates a single taxable base by offsetting taxable income against tax losses reported by participating companies in the same year.

Appendix

RECONCILIATION BETWEEN PARENT COMPANY NET INCOME AND STOCKHOLDERS’ EQUITY AND CONSOLIDATED NET INCOME AND STOCKHOLDERS’ EQUITY

		Stockholders’
	Net income	equity
(thousands of Euro)	December 31, 2011	December 31, 2011
Parent company financial statements	180,887	1,842,878
Elimination of intragroup dividends	(254,523)	—
Trademarks and other intangible assets (net of tax effect)	(47,265)	(795,471)
Elimination of internal profits on inventories (net of tax effect)	(10,386)	(120,903)
Difference between value of investments in consolidated
companies and related share of stockholders’ equity	—	2,697,781
Net income of consolidated companies	570,549	—
Other consolidation adjustments	19,038	836
Minority interests	(5,957)	(12,192)
Consolidated financial statements	452,343	3,612,928

NON-IAS/IFRS MEASURES

We use in this Management Report on the consolidated financial statements as of December 31, 2011 certain performance measures that are not in accordance with IAS/IFRS. Such non-IAS/IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding our operational performance.

Such measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IAS/IFRS measures are explained in detail and reconciled to their most comparable IAS/IFRS measures below.

In order to provide a supplemental comparison of current period results of operations to prior periods, certain measures such as EBITDA, EBITDA margin, income from operations, operating margin, income before provision for income taxes, net income attributable to the Luxottica Group stockholders and earnings per share, both basic and diluted, have been adjusted by excluding, if applicable, the following items related to non-recurring transactions:

(a)          an extraordinary gain of approximately Euro 19.0 million related to the acquisition of the 40 percent stake in Multiopticas Internacional;

(b)         non-recurring costs related to Luxottica’s 50th anniversary celebrations of approximately Euro 12.0 million;

(c)          non-recurring restructuring and start-up costs in the Retail Division of approximately Euro 11.2 million;

(d)         non-recurring impairment loss related to the reorganization of OPSM of Euro 9.6 million;

(e)          the release in 2010 of a provision for taxes of Euro 19.9 million related to the sale of Things Remembered retail business in 2006 and

(f)            a non-recurring impairment charge recorded in the fourth quarter of 2010 of approximately Euro 20 million related to certain of the Company assets in the Asia-Pacific region.

RECONCILIATION BETWEEN REPORTED AND ADJUSTED P&L ITEMS

	FY 2011
(millions of Euro)	Net sales	EBITDA	EBITDA margins	Operating income	Operating income margins	Income before provision for income taxes	Net income attributable to Luxottica stockholders	Basic EPS (Euro)	Diluted EPS (Euro)
Reported	6,222.5	1,131.0	18.2%	807.1	13.0%	695.3	452.3	0.98	0.98
Adjustment for Multiopticas Internacional extraordinary gain	—	(19.0)	(0.3)%	(19.0)	(0.3)%	(19.0)	(19.0)	—	—
Adjustment for 50th anniversary celebrations	—	12.0	0.2%	12.0	0.2%	12.0	8.5	—	—
Adjustment for restructuring costs in Retail Division	—	11.2	0.2%	11.2	0.2%	11.2	7.1	—	—
Adjustment for OPSM re-organization	—	0.7	0.0%	9.6	0.2%	9.6	6.7	—	—
Adjusted	6,222.5	1,135.9	18.3%	820.9	13.2%	709.0	455.6	0.99	0.98

	FY 2011
(millions of Euro)	Net sales	EBITDA	Operating Income	Net income	EPS
Reported	3,766.1	585.2	436.9	N/A	N/A
Adjustment for restructuring costs in Retail Division	—	11.2	11.2	—	—
Adjustment for OPSM re-organization	—	0.7	0.7	—	—
Adjusted	3,766.1	597.0	448.7	N/A	N/A

	FY 2010
(millions of Euro)	Net sales	EBITDA	EBITDA margins	Operating income	Operating income margins	Income before provision for income taxes	Net income attributable to Luxottica stockholders	Basic EPS (Euro)	Diluted EPS (Euro)
Reported	5,798.0	1,013.8	17.5%	712.2	12.3%	605.6	402.2	0.88	0.87
Adjustments for goodwill impairment loss	—	20.4	0.4%	20.4	0.4%	20.4	20.4	—	—
Adjustment for discontinued operations	—	—	—	—	—	—	(19.9)	—	—
Adjusted	5,798.0	1,034.2	17.8%	732.6	12.6%	626.0	402.7	0.88	0.87

	FY 2010
(millions of Euro)	Net sales	EBITDA	Operating Income	Net income	EPS
Reported	3,561.6	563.6	424.4	N/A	N/A
Adjustment for restructuring costs in Retail Division	—	—	—	—	—
Adjustment for OPSM re-organization	—	—	—	—	—
Adjusted	3,561.6	563.6	424.4	N/A	N/A

	4Q 2011
(millions of Euro)	Net sales	EBITDA	EBITDA margins	Operating income	Operating income margins	Income before provision for income taxes	Net income attributable to Luxottica stockholders	Basic EPS (Euro)	Diluted EPS (Euro)
Reported	1,509.0	222.8	14.8%	128.4	8.5%	101.9	64.4	0.14	0.14
Adjustment for Multiopticas Internacional extraordinary gain	—	1.9	0.1	1.9	0.1%	1.9	1.9	—	—
Adjustment for restructuring costs in Retail Division	—	(0.9)	(0.1)%	(0.9)	(0.1)%	(0.9)	(0.3)	—	—
Adjustment for OPSM re-organization	—	0.7	—	9.6	0.6%	9.6	6.7	—	—
Adjusted	1,509.0	224.7	14.9%	139.3	9.2%	112.8	72.7	0.16	0.15

	4Q 2011
(millions of Euro)	Net sales	EBITDA	Operating Income	Net income	EPS
Reported	952.8	136	94.8	N/A	N/A
Adjustment for restructuring costs in Retail Division	—	(0.9)	(0.9)	—	—
Adjustment for OPSM re-organization	—	0.7	0.7	—	—
Adjusted	952.8	135.9	94.7	N/A	N/A

	4Q 2010
(millions of Euro)	Net sales	EBITDA	EBITDA margins	Operating income	Operating income margins	Income before provision for income taxes	Net income attributable to Luxottica stockholders	Basic EPS (Euro)	Diluted EPS (Euro)
Reported	1,346.5	172.3	12.8%	96.1	7.1%	68.1	55.1	0.12	0.12
Adjustments for goodwill impairment loss	—	20.4	1.5%	20.4	1.5%	20.4	20.4	—	—
Adjustment for discontinued operations	—	—	—	—	—	—	(19.9)	—	—
Adjusted	1,346.5	192.7	14.3%	116.6	8.7%	88.5	55.6	0.12	0.12

	4Q 2010
(millions of Euro)	Net sales	EBITDA	Operating Income	Net income	EPS
Reported	833.0	105.4	70.5	N/A	N/A
Adjustment for restructuring costs in Retail Division	—	—	—	—	—
Adjustment for OPSM re-organization	—	—	—	—	—
Adjusted	833.0	105.4	70.5	N/A	N/A

EBITDA and EBITDA MARGIN

EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under IAS/IFRS. We include them in this Management Report in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s level of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

NON-IAS/IFRS MEASURE: EBITDA AND EBITDA MARGIN

(millions of Euro)	4Q 2010	4Q 2011	FY 2010	FY 2011
Net income/(loss) (+)	55.1	64.4	402.2	452.3
Discontinued operations (–)	(19.9)	—	(19.9)	—
Net income attributable to non-controlling interest (+)	0.9	0.7	5.1	6.0
Provision for income taxes (+)	32.0	36.8	218.2	237.0
Other (income)/expense (+)	28.1	26.5	106.6	111.9
Depreciation & amortization (+)	76.2	94.4	301.6	323.9
EBITDA (=)	172.3	222.8	1,013.8	1,131.0
Net sales (/)	1,346.5	1,509.0	5,798.0	6,222.5
EBITDA margin (=)	12.8%	14.8%	17.5%	18.2%

NON-IAS/IFRS MEASURE: ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

(millions of Euro)	4Q 2010	4Q 2011	FY 2010	FY 2011
Net income/(loss) (+)	55.6	72.7	402.7	455.6
Net income attributable to non-controlling interest (+)	0.9	0.7	5.1	6.0
Provision for income taxes (+)	32.0	39.3	218.2	247.4
Other (income)/expense (+)	28.1	26.5	106.6	111.9
Depreciation & amortization (+)	76.2	85.5	301.6	315.0
EBITDA (=)	192.8	224.7	1,034.2	1,135.9
Net sales (/)	1,346.5	1,509.0	5,798.0	6,222.5
EBITDA margin (=)	14.3%	14.9%	17.8%	18.3%

FREE CASH FLOW

Free cash flow represents net income before non-controlling interests, taxes, other income/ expense, depreciation and amortization (i.e. EBITDA) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. We believe that free cash flow is useful to both management and investors in evaluating our operating performance compared with other companies in our industry. In particular, our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under IAS/IFRS. We include it in this Management Report in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of our operating performance and our ability to generate cash from operations in excess of our cash expenses;

•                  ensure that this measure is fully understood in light of how we evaluate our operating results;

•                  properly define the metrics used and confirm their calculation; and

•                  share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors.

Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•                  the manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•                  free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and for distributing dividends to stockholders; and

•                  free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

The following table provides a reconciliation of free cash flow to EBITDA, which is the most directly comparable IAS/IFRS financial measure:

NON-IAS/IFRS MEASURE: FREE CASH FLOW

(millions of Euro)	FY 2011
EBITDA (1)	1,136
Δ working capital	13
Capex	(307)
Operating cash flow	842
Financial charges (2)	(109)
Taxes	(229)
Extraordinary charges (3)	(8)
Free cash flow	496

(1)          EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income.

(2)          Equals interest income minus interest expense.

(3)          Equals extraordinary income minus extraordinary expense.

NET DEBT TO EBITDA RATIO

Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this Management Report in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/ IFRS results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  the ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a Dollar-for-Dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA.

NON-IAS/IFRS MEASURE: NET DEBT AND NET DEBT/EBITDA

(millions of Euro)	December 31, 2011	December 31, 2010
Long–term debt (+)	2,244.6	2,435.1
Current portion of long–term debt (+)	498.3	197.6
Bank overdrafts (+)	193.8	158.6
Cash (–)	(905.1)	(679.9)
Net debt (=)	2,031.6	2,111.4
EBITDA	1,131.0	1,013.8
Net debt/EBITDA	1.8x	2.1x
Net debt at average exchange rates (1)	1,944.4	2,116.2
Net debt at average exchange rates (1)/EBITDA	1.7x	2.1x

(1)   Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

NON-IAS/IFRS MEASURE: NET DEBT AND NET DEBT/ADJUSTED EBITDA

(millions of Euro)	December 31, 2011	December 31, 2010
Long–term debt (+)	2,244.6	2,435.1
Current portion of long–term debt (+)	498.3	197.6
Bank overdrafts (+)	193.8	158.6
Cash (–)	(905.1)	(679.9)
Net debt (=)	2,031.6	2,111.4
LTM EBITDA adjusted	1,135.9	1,034.2
Net debt/LTM EBITDA	1.8x	2.0x
Net debt at average exchange rates (1)	1,944.4	2,116.2
Net debt at average exchange rates (1)/LTM EBITDA	1.7x	2.0x

(1)   Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

FORWARD-LOOKING INFORMATION

Throughout this report, management has made certain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management’s current expectations and beliefs and are identified by the use of forward-looking words and phrases such as “plans,” “estimates,” “believes” or “belief,” “expects” or other similar words or phrases.

Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties are grouped in categories relating to our industry and general economic conditions, our business and operations and financial risks and include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the SEC. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

*  *  *

Milan, February 28, 2012

On behalf of the Board of Directors

Andrea Guerra
Chief Executive Officer

Report on Corporate Governance and ownership structure pursuant to article123-bis of the Italian consolidated financial law

APPROVED BY THE BOARD OF DIRECTORS ON FEBRUARY 28, 2012

Set out below are the corporate governance rules and procedures of the management and control system of the group of joint-stock companies controlled by Luxottica Group S.p.A. (hereinafter, “Luxottica”, “Luxottica Group”, the “Group” or the “Company”).

TRADITIONAL ADMINISTRATION AND CONTROL SYSTEM

Luxottica complies, as illustrated below, with the Code of Conduct prepared by the committee for corporate governance of listed companies promoted by Borsa Italiana S.p.A. in March 2006 (hereinafter the “Code of Conduct”, the text of which is available on the website www.borsaitaliana.it). In 2011 the Company also incorporated into its policies the new Code recommendations regarding compensation, published in March 2010, unless otherwise specified in this report and in the remuneration report prepared in accordance with article 123-ter of the Italian Consolidated Financial Law.

The Report refers to the fiscal year which ended on December 31, 2011 and includes the most relevant subsequent events up to the date of its approval.

SECTION I – GENERAL INFORMATION AND OWNERSHIP STRUCTURE

I. INTRODUCTION

The group of companies controlled by Luxottica Group S.p.A., a world leader in eyewear, is driven by a single business strategy implemented through the presence of subsidiary companies in the various countries in which it operates. On December 31, 2011 Luxottica Group was made up of 162 companies in Europe, America, Australia and New Zealand, China, South Africa and the Middle East. Its operations are particularly significant in terms of product turnover and personnel in Europe, North America, Australia and China.

Luxottica Group S.p.A. is listed on the New York Stock Exchange and on the telematic stock exchange (“MTA”) organized and managed by Borsa Italiana and complies with the obligations issued by U.S. and Italian regulations for listed companies, in particular, with the provisions issued both by the U.S. Securities and Exchange Committee (the “SEC”) and CONSOB. As a result of its being listed in the United States, the Company is subject to the provisions of the Sarbanes-Oxley Act (“SOX”), which influence its governance structure with regard to internal controls. Certain responsibilities, which pursuant to the Code of Conduct are to be performed by the Internal Control Committee, are instead performed by the Company’s Board of Statutory Auditors as Audit Committee in accordance with SOX and as Committee for Internal Control and Auditing in accordance with Italian Legislative Decree 39/2010.

Luxottica Group S.p.A., the parent company of the Group, manages and coordinates its Italian subsidiary companies pursuant to articles 2497 et seq. of the Italian Civil Code, constantly aiming at attaining overall favorable and sustainable results for the Luxottica Group.

The main instruments for implementing unified management of the subsidiary companies are:

•                  preparation of industrial and commercial plans;

•                  preparation of budgets and the assignment of objectives and projects;

•                  establishment of adequate information flows for management and control;

•                  review and approval of extraordinary or particularly significant operations;

•                  preparation of certain financial policies (for example, the definition of indebtedness and cash investment or cash equivalent investment criteria);

•                  establishment of central structures to provide professional services and support to all the companies belonging to the Group;

•                  adoption of codes of conduct and procedures binding for the entire Group;

•                  adoption of common organization models; and

•                  formulation of guidelines on the composition, operation and role of the board of directors of the subsidiary companies as well as on the assignment of management responsibilities in the subsidiary companies, consistent with those adopted by the parent company.

The corporate governance system of the parent company, applicable to all the companies belonging to Luxottica Group, is based on five key principles:

1)              defined, acknowledged and shared values, which are set out in the Code of Ethics;

2)              the central role of the Board of Directors;

3)              the effectiveness and transparency of management decisions;

4)              the adoption of an adequate internal control system; and

5)              the adoption of proper and transparent rules regarding transactions carried out by related parties and the processing of confidential information.

The system is established in compliance with the provisions of Borsa Italiana, CONSOB, the SEC and the New York Stock Exchange (“NYSE”), according to the highest standards of corporate governance.

The values established in the Code of Ethics of Luxottica Group bind all employees to ensure that the activities of the Group are performed in compliance with applicable law, in the context of fair competition, with honesty, integrity and fairness, respecting the legitimate interests of shareholders, employees, clients, suppliers, business and financial partners, as well as of the societies of the countries in which Luxottica Group operates.

II. STRUCTURE OF LUXOTTICA GROUP S.P.A. AND INFORMATION ON THE OWNERSHIP STRUCTURE PURSUANT TO ARTICLE 123 OF ITALIAN CONSOLIDATED FINANCIAL LAW

The Luxottica governance system — based on a traditional management and control system — is characterized by the presence of:

•                  a Board of Directors, responsible for the management of the Company;

•                  a Board of Statutory Auditors, responsible for supervising: (i) compliance with applicable law and with the Company’s by-laws; (ii) compliance with the principles of correct administration; (iii) the adequacy of the organizational structure, the internal control system and the accounting management system, as well as its reliability to correctly report the affairs of the Company; (iv) the procedures to implement the corporate governance rules provided for by the codes of conduct compiled by organizations managing regulated markets or by trade associations, with which the Company declares to comply by making a public announcement; (v) the adequacy of the regulations given by the Company to the subsidiary companies pursuant to article 114, paragraph 2 of the Italian Consolidated Financial Law; and (vi) according to the provisions of Italian Legislative Decree 39/2010, the process of financial information, the effectiveness of the internal auditing and management risk system, the auditing of accounts and the independence of the statutory auditor. The Luxottica Group Board of Statutory Auditors also acts as the Audit Committee pursuant to SOX;

•                  the Shareholders’ Meeting, which has the power to vote — both in ordinary and extraordinary meetings — among other things, upon (i) the appointment and removal of the members of the Board of Directors and of the Board of Statutory Auditors and their remuneration, (ii) the approval of the annual financial statements and the allocation of profits, (iii) amendments to the Company’s by-laws.

The task of auditing is assigned to an audit company listed on the special CONSOB register and appointed by the Shareholders’ Meeting.

The powers and responsibilities of the Board of Directors, of the Board of Statutory Auditors, of the Shareholders’ Meeting and of the Audit Committee are illustrated more in detail later in the Report.

The Company’s share capital is made up exclusively of ordinary, fully paid-up voting shares, entitled to voting rights both at ordinary and extraordinary shareholders’ meetings. As at January 31, 2012 the share capital was Euro 28,059,585.60, made up of 467,659,760 shares each with a nominal value of Euro 0.06.

There are no restrictions on the transfer of shares. No shares have special controlling rights. There is no employee shareholding scheme.

According to the information available and the communications received pursuant to article 120 of Italian Legislative Decree no. 58/1998 (“Italian Consolidated Financial Law”) and to CONSOB Resolution no. 11971/1999, at January 31, 2012, the Company’s shareholders with an equity holding greater than 2 percent of Luxottica Group S.p.A. share capital were the following:

•                  Delfin S.à r.l., with 66.82 percent of the share capital (312,533,339 shares);

•                  Giorgio Armani, with 4.85 percent of the share capital (22,724,000 shares, of which 13,514,000 are beneficially owned ADRs in the name of Deutsche Bank Trust Company Americas); and

•                  Deutsche Bank Trust Company Americas, with 7.56 percent of the share capital (35,374,247 ADRs) (1) held on behalf of third parties.

The Chairman Leonardo Del Vecchio controls Delfin S.à r.l.

The Company is not subject to management and control as defined in the Italian Civil Code.

The Board of Directors made an assessment in this respect, as it deemed that the presumption indicated in article 2497-sexies was overcome, as Delfin S.à r.l. acts as Group parent company and from an operational and business perspective there is no common managing interest between Luxottica Group and the parent company, nor between Luxottica Group and the other affiliates of Delfin.

(1)          The shares held by Deutsche Bank Trust Company Americas represent ordinary shares that are traded in the US financial market through issuance by the bank of a corresponding number of American Depositary Shares; these ordinary shares are deposited at Deutsche Bank S.p.A., which in turn issues the certificates entitling the holders to participate and vote in the meetings.

Information on the stock option plans, the share capital increases approved by stockholders and reserved to stock option plans, and the performance share plan assigned to employees is available in the notes to the separate consolidated financial statements, in the documents prepared pursuant to article 84-bis of the Regulations for Issuers, available on the Company’s website in the Governance/Compensation section and in the report on remuneration prepared in accordance with 123-ter of Italian Consolidated Financial Law.

The Company is not aware of any agreements among shareholders pursuant to article 122 of the Italian Consolidated Financial Law.

With the exception of the statements hereafter, Luxottica and its subsidiary companies are not parties to any agreement which is amended or terminated in the event of a change in control.

On June 3, 2004 Luxottica Group S.p.A. and its subsidiary Luxottica U.S. Holdings Corp. (“U.S. Holdings”) entered into a loan agreement, which was amended on March 10, 2006, for Euro 1.13 billion and for US$ 325 million expiring on March 10, 2013, with a number of banks - among which were Banca Intesa, Bank of America, Citigroup, Royal Bank of Scotland, Mediobanca and UniCredit. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time the majority of lenders believe, reasonably and in good faith, that this third party is not able to repay the debt.

On October 12, 2007 Luxottica Group S.p.A. and its subsidiary, U.S. Holdings, entered into a loan agreement for the total amount of USD 1.5 billion expiring on October 12, 2013 with a number of banks—among which were Citibank, Unicredit, Royal Bank of Scotland, Banca Intesa, BNP Paribas, Bank of America, Calyon and ING. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time, the majority of lenders believe, reasonably and in good faith, that this third party is not able to repay the debt.

On May 29, 2008 Luxottica Group S.p.A. entered into a loan agreement for the amount of Euro 250 million expiring on May 29, 2013 with Banca Intesa, Banca Popolare di Vicenza and Banca Antonveneta. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company and at the same time, the majority of lenders believe, reasonably and in good faith, that such third party is not able to repay the debt.

On June 30, 2008 the subsidiary company U.S. Holdings made a private placement of notes on the U.S. market for a total amount of US$ 275 million with the following expiry dates: US$ 20 million on July 1, 2013; US$ 127 million on July 1, 2015; and US$ 128 million on July 1, 2018. The agreement with institutional investors provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50 percent of the Company’s shares.

On November 11, 2009 Luxottica Group S.p.A. entered into a loan agreement, which was amended on November 30, 2010, for the total amount of Euro 300 million expiring on November 30, 2014, with Mediobanca, Calyon, UniCredit and Deutsche Bank. The agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of the Company.

On January 29, 2010 the subsidiary company U.S. Holdings made a private placement of notes on the U.S. market for a total amount of US$ 175 million with the following expiry dates: US$ 50 million on January 29, 2017; US$ 50 million on January 29, 2020; and

US$ 75 million on January 29, 2019. The Note Purchase Agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50 percent of the Company shares.

On September 30, 2010 Luxottica Group S.p.A. made a private placement of notes on the U.S. market for a total amount of Euro 100 million with the following expiry dates: Euro 50 million on September 15, 2017; and Euro 50 million on September 15, 2020. The Note Purchase Agreement provides for the advance payment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50 percent of the Company shares.

On November 10, 2010 the Company issued a bond listed on the Luxembourg Stock Exchange (code ISIN XS0557635777) for a total amount of Euro 500 million, expiring on November 15, 2015. The offering prospectus contains a clause concerning the change of control which provides for the possibility of the holders of the bonds to exercise a redemption option of 100 percent of the value of the notes in the event that a third party not linked to the Del Vecchio family gains control of the Company. This clause is not applied in the event that the Company obtains an investment grade credit rating.

On December 15, 2011 the subsidiary Luxottica U.S. Holdings Corp. made a private placement of notes on the U.S. market for a total amount of US$ 350 million, expiring on December 15, 2021. The Note Purchase Agreement provides for the advance repayment of the loan in the event that a third party not linked to the Del Vecchio family gains control of at least 50 percent of the Company shares.

With regard to the agreements between the Company and the directors on the indemnity to be paid in the event of resignation or termination of employment without just cause or in the event of termination of the employment relationship following a take-over bid, please refer to the report on remuneration prepared in accordance with article 123-ter of the Italian Consolidated Financial Law.

The appointment and the removal of directors and auditors are respectively governed by article 17 and by article 27 of the Company’s by-laws, which are available for review on the company website www.luxottica.com in the Governance/By-laws section. With regard to any matters not expressly provided for by the by-laws, the current legal and regulatory provisions shall apply.

The Company’s by-laws can be modified by the extraordinary shareholders’ meeting, which convenes and passes resolutions based on a majority vote according to the provisions of law and, as provided for by article 23 of the by-laws, by the Board of Directors within certain limits in modifying the by-laws to adapt to legal provisions.

Pursuant to article 12 of the Company’s by-laws, the stockholders for whom the Company has received notice from the relevant intermediaries pursuant to the centralized management system of the financial instruments, in accordance with the law and regulations in force at that time, are entitled to participate and vote in the meeting.

Each share carries the right to one vote.

Pursuant to article 14 of the Company’s by-laws, the validity of the composition of the meetings of shareholders and of the related resolutions shall be determined in accordance with the provisions of the law.

The Board of Directors has not been granted a proxy to increase the share capital pursuant to article 2443 of the Italian Civil Code.

The shareholders’ meeting of September 20, 2001 approved the increase in capital by a maximum of Euro 660,000 (six hundred and sixty thousand) in one or several tranches by March 31, 2017, through the issue of new ordinary shares to be offered exclusively in subscription to employees of the company and/or its subsidiaries. The shareholders’ meeting of June 14, 2006 approved the further increase in capital by a maximum of Euro 1,200,000 (one million two hundred thousand) in one or several tranches by June 30, 2021 through the issue of new ordinary shares to be offered exclusively in subscription to employees of the company and/or its subsidiaries.

On the approval date of this report Luxottica directly holds 6,186,425 treasury shares. With regard to the buybacks authorized by the shareholders’ meeting of May 13, 2008, and October 29, 2009, the Company purchased a total of 6,500,000 Luxottica Group shares on the market. Of these, 313,575 shares were allotted as a bonus for employees of the Italian companies of the Group, approved by the Board of Directors on August 31, 2011, to celebrate the 50th anniversary of Luxottica and finalized on October 10, 2011.

Please note that the information concerning the characteristics of the risk management and internal control system are listed below in Section II, which describes the Risk Management and Internal Control System.

SECTION II – INFORMATION ON THE IMPLEMENTATION OF THE PROVISIONS OF THE CODE OF CONDUCT

I. BOARD OF DIRECTORS

Role and duties

The Board of Directors plays a central role in Luxottica’s corporate governance.

It has the power and responsibility to direct and manage the Company, with the objective of maximizing value for shareholders.

To this end, the Board passes resolutions on actions necessary to achieve the Company’s business purpose, except for those matters which, under applicable law or the Company by-laws, are expressly reserved for the Shareholders’ Meeting.

Pursuant to article 23, paragraph 5, of the Company by-laws, the Board of Directors is solely responsible for passing resolution on the following matters:

1)              the definition of general development and investment programs and of the Company and Group objectives;

2)              the preparation of the budget;

3)              the definition of the financial plans and the approval of indebtedness transactions exceeding 18 months’ duration; and

4)              the approval of strategic agreements.

With regard to this last issue, it should be noted that the Board of Directors resolved that the following are deemed “agreements of a strategic nature” and therefore must be submitted for review by the Board itself: (i) those agreements that may have a significant impact on the future prospects of the Company and of the Group; (ii) those transactions, which, if required by law, must be disclosed to the market pursuant to article 114 of Italian Legislative Decree 58/1998 by virtue of their capacity to impact the value of Luxottica Group shares.

The Board of Directors in any case reserves the right to review:

1.               all agreements having a significant economic value, namely a value equal to or higher than Euro 30 million;

2.               without prejudice to the provisions under paragraph 1 above, the agreements which bind the Company and/or its subsidiary companies for a period of time exceeding three years, with the exception where the same are entered into in the ordinary course of business in compliance with the directives shared with the Board.

Subject to the concurrent competence of the extraordinary meeting of stockholders, the Board of Directors shall also have authority over resolutions in connection with mergers and demergers in accordance with articles 2505 and 2505-bis and 2506 ter of the Italian Civil Code, the establishment or termination of branches, the determination of which directors shall be entrusted with the power of representing the Company, the reduction of the outstanding capital stock in the event of withdrawal of a stockholder, the amendment of the by-laws to comply with legal requirements, and the transfer of the principal place of business within the national territory.

The Board of Directors annually assesses the adequacy of the organizational, administrative and accounting structure of Luxottica and of the strategically relevant subsidiary companies through the examination of a report prepared each fiscal year. The Board of Directors reviews and approves the Company’s governance code also in connection with the Group structure.

The Board of Directors grants and revokes managing powers, defining their limits and conditions of exercise. For a more detailed description of the managing powers currently granted to directors as well as the frequency with which the bodies in question must report to the Board on the activities performed in exercising such powers, please refer to the following sub-section entitled Executive Directors of this Section II.

The Board of Directors evaluates the general performance of the Company, paying particular attention to the information received from the managing bodies and by the Internal Control Committee, periodically comparing the results achieved with the forecast data within their area of responsibility.

In particular, the Board carries out its assessments taking into account the information supplied by the CEO, who on the basis of the guidelines issued by the Board, supervises all business structures and formulates proposals to be submitted to the Board with regard to the organizational structure of the Company and of the Group, the general development and investment plans, the financial plans and provisional financial statements as well as any other matter submitted to him/her by the Board itself.

The Directors report to the other directors and to the Board of Statutory Auditors on the transactions in which they hold an interest on their own behalf or on behalf of third parties. Each Director is responsible for reporting to the Board and to the Board of Statutory Auditors any such interest in a transaction.

Usually, the Board of Directors reviews and approves such transactions of the Company and of its subsidiaries in which one or more Directors hold an interest.

For detailed information on the procedure for the approval of transactions with related parties, please refer to Section III of this Report.

The members of the Board of Directors are called to carry out an annual evaluation, which is prepared internally, on the size, composition and performance of the Board of Directors, its Committees, Internal Auditing and Human Resources.

The questionnaire is made up of specific questions that concern, for example: the adequacy of the number of its members and of the composition of the Board and of its Committees, the type of professionals represented in the Board and its Committees, the planning, organization, duration and number of meetings, the adequacy of documents sent before the meetings, the information provided to the non-executive directors during the meetings and the efficiency of the decision-making processes.

The results of the self-assessment are then processed annually and presented to the Board of Directors by the Lead Independent Director, who anonymously reports on the opinions put forward by the Directors and the suggestions made to improve the running of the management bodies of the Company.

With regard to the 2011 fiscal year, the results of the evaluation were presented in the meeting of February 14, 2012. The outcomes of the questionnaire made it possible for an overall positive evaluation of the running and the structure of the Board and the Committees to be formulated. The Board of Directors, among other things, acknowledged the substantial adequacy of the composition of the Board of Directors and of its Committees both in terms of the overall size, the number of the non-executive and independent Directors compared to the number of executive Directors and, more specifically, with regard to the various spheres of responsibility represented. The discussions that took place during the meetings whereby executive Directors provided in-depth clarification on various corporate matters were deemed effective.

During fiscal year 2011 the Board of Directors of Luxottica met eight times - the record of attendance for such meetings is listed in the annexed table and the average length of the meetings was more than one hour. Where the Board deemed it appropriate to deal in greater depth with the items on the agenda, the Directors of the Company were invited to participate in special follow-up meetings, which dealt only with such items. For each meeting, the Directors were provided, sufficiently in advance of the meeting, with the relevant documents and information to enable them to make informed decisions. Meeting days were organized for the Group’s senior management and the Company Directors in January and July 2011 in order to promote a more in-depth knowledge of the business operations of the Company.

In January 2012, the Company issued the calendar of corporate events for the 2011 fiscal year, which is available on the website: www.luxottica.com. During the period from January 1 through February 28, 2012 the Board of Directors met three times.

Composition

The Board of Directors currently in office was appointed by the Shareholders’ Meeting of April 29, 2009, and shall remain in office until the Shareholders’ Meeting approves the financial statements for the fiscal year ending on December 31, 2011. The Board has fifteen members, as specified below.

Leonardo Del Vecchio	Chairman
Luigi Francavilla	Vice Chairman
Andrea Guerra	Chief Executive Officer
Roger Abravanel (*)	Member of the Human Resources Committee
Mario Cattaneo (*)	Chairman of the Internal Control Committee
Enrico Cavatorta	General Manager of Central Corporate Functions
Roberto Chemello
Claudio Costamagna (*)	Chairman of the Human Resources Committee
Claudio Del Vecchio
Sergio Erede
Sabina Grossi	Member of the Human Resources Committee
Ivanhoe Lo Bello (*)	Member of the Internal Control Committee and Lead Independent Director
Marco Mangiagalli (*)	Member of the Internal Control Committee
Gianni Mion (*)	Member of the Human Resources Committee
Marco Reboa (*)	Member of the Internal Control Committee

(*) Director satisfying the requirement of independence set forth in the Italian Consolidated Financial Law and in the Code of Conduct.

Andrea Guerra and Enrico Cavatorta are employees of the Company.

Set out below is a brief profile of each member of the Board, listing the most significant other offices held by such directors in listed companies as well as in financial, banking, insurance companies or companies of a significant size. In Luxottica Group, only the most significant companies or those companies having a strategic relevance have been considered. Please note that the summary tables attached to the Report also take into consideration the positions held in other listed companies, in financial, banking and insurance companies as well as in those companies of significant size, identified through the criteria implemented by the Company in 2007 and illustrated below.

Leonardo Del Vecchio

The Company founder, Mr. Del Vecchio has been Chairman of the Board of Directors since its incorporation in 1961. In 1986, the President of Italy conferred on him the badge of honor Cavaliere dell’Ordine al “Merito del Lavoro”. In May 1995, he was awarded an honorary business administration degree by the University Ca’ Foscari in Venice. In 1999, he was awarded an honorary Master’s degree in International Business by MIB, Management School in Trieste and in 2002 he was awarded an honorary management engineering degree by the University in Udine. In March 2006, he received an honorary degree in materials engineering by the Politecnico in Milan.

He is a member of the Board of Directors of Beni Stabili S.p.A. SIIQ, of GiVi Holding S.p.A. and of Kairos Partners SGR S.p.A.; he is Vice Chairman of Foncière des Régions S.A. and a member of the Board of Directors of Delfin S.àr.l., and Aterno S.àr.I.

Luigi Francavilla

Mr. Francavilla joined Luxottica Group in 1968. He has been a Director since 1985 and Vice Chairman since 1991. During his long career in the Group he was Group’s Product & Design Director, Group’s Chief Quality Officer and Technical General Manager. He is the Chairman of Luxottica S.r.I., one of the major subsidiary companies of the Group.

In April 2000, he was awarded an honorary business administration degree by the Constantinian University, Cranston, Rhode Island, U.S.A. In 2011 he was appointed “Grande Ufficiale” of the Republic of Italy.

He is the Honorary Chairman of Confindustria Belluno since 2010. Mr. Francavilla is also a member of the Board of Directors of the Venice branch of Bank of Italy.

Andrea Guerra

Mr. Guerra has been Chief Executive Officer of the Company since July 27, 2004 and is a Director in the Company’s leading subsidiaries. Prior to this, he had worked for ten years in Merloni Elettrodomestici, a company he had joined in 1994 and where he had become Chief Executive Officer in 2000. Before joining Merloni, he had worked for five years in Marriott Italia, holding various positions and being promoted to Marketing Director. He received his business administration degree at Università La Sapienza in Rome in 1989.

In Luxottica Group, Mr. Guerra is, among others, Chairman of OPSM Group Pty Limited, member of the Board of Directors of Luxottica S.r.l., Luxottica U.S. Holdings Corp.,

Luxottica Retail North America Inc. and Oakley Inc. Furthermore, he is a member of the Board of Directors of Amplifon S.p.A. and DEA Capital S.p.A.

Roger Abravanel

Mr. Abravanel has been a member of the Board of Directors of the Company since 2006. He received a degree in engineering from the Politecnico in Milan and a MBA from INSEAD in Fontainebleau, France. He worked for 34 years at McKinsey as a consultant for Italian and multinational companies in Europe, America and in the Far East. In 2006, he left McKinsey and he is currently a member of the Board of Directors of various companies and advisors of private equity funds in Italy and abroad. He has published numerous books.

He is a member of the Board of Directors of Cofide S.p.A., Teva Pharmaceutical Industries Ltd., Banca Nazionale del Lavoro S.p.A., Admiral Group Plc and Coesia S.p.A.

Mario Cattaneo

Mr. Cattaneo has been a member of the Board of Directors of the Company since 2003. He is Emeritus Professor of Corporate Finance at the Università Cattolica in Milan, Italy. He was a member of the Board of Directors of ENI from 1998 to 2005, of UniCredit from 1999 to 2005 and auditor of Bank of Italy between 1991 and 1999.

He is Chairman of Euromobiliare Asset Management SGR S.p.A.; member of the Supervisory Board of UBI Banca S.p.A.; Chairman of the Board of Statutory Auditors of Italiana Assicurazioni S.p.A. and of Sara Assicurazioni S.p.A.; member of the Board of Directors of Bracco S.p.A. and of Banca Sella Holding S.p.A.; Auditor of Michelin Italiana SAMI S.p.A.

Enrico Cavatorta

Mr. Cavatorta has been a member of the Board of Directors since 2003 and General Manager of Central Corporate Functions since 2011. He held the position as Chief Financial Officer since he joined Luxottica Group in 1999 until March 2011. He is a member of the Board of Directors of the leading subsidiaries of the Group. Before joining Luxottica Group, he was Planning and Control Officer for the Piaggio Group. Between 1993 and 1996, he was a consultant for McKinsey & Co., and prior to that he was a financial controller of Procter & Gamble Italia, where he worked between 1985 and 1993. Mr. Cavatorta received a Business Administration degree at the Università LUISS in Rome, Italy.

He is, among others, a member of the Board of Directors of Luxottica U.S. Holdings Corp., Luxottica S.r.l., OPSM Group Pty Ltd., Luxottica Retail North America Inc., Oakley Inc., all of which belong to Luxottica Group.

Roberto Chemello

Mr. Chemello joined Luxottica Group in 1979. Until 1985 he was Chief Financial Officer of the Company. Between 1985 and 2004, he was Chief Executive Officer of Luxottica Group. He then took over the position of Chief Operations Officer, which he held until July 2008, when he left all operational positions held in Luxottica Group. Mr. Chemello holds a degree in Corporate Finance from the Ca’ Foscari University in Venice.

In 2007, he acquired the control share of Woodn S.r.l., a company that specializes in the manufacturing and marketing of wood-based composites, where he holds the position of Chairman of the Board of Directors.

In 2008, he was appointed Chairman of the Board of Directors of the Chinese company Sunbow Environmental Decoration Material Co. Ltd., fully owned by Woodn S.r.l., which manufactures wooden composites for distribution both in the Chinese and international markets. Also, in 2008 he was appointed member of the Board of Directors of the Entrepreneurs’ Association of the Belluno Province.

Mr. Chemello is a member of the Board of Directors of Stefanel S.p.A.

Claudio Costamagna

Mr. Costamagna has been a member of the Board of Directors of the Company since 2006. He holds a business administration degree and has held important offices in Citigroup, Montedison and Goldman Sachs, where he was Chairman of the Investment Banking division for Europe, the Middle East and Africa for many years. He is currently Chairman of “CC e Soci S.r.l.”, a financial advisory boutique he founded. He is also a member of the International Advisory Board of the Università Luigi Bocconi and the Virgin Group.

Mr. Costamagna is a member of the Board of Directors of DEA Capital S.p.A., Il Sole 24-Ore S.p.A., AAA S.A. and Virgin Group Holdings Limited, as well as Chairman of Virtual B SIM S.p.A.

Claudio Del Vecchio

Mr. Del Vecchio joined Luxottica Group in 1978 and he has been a member of the Board of Directors of the Company since 1986. Between 1979 and 1982, he was responsible for distribution in Italy and Germany. From 1982 to 1997, he was in charge of the Group business in North America.

He is Chairman and Chief Executive Officer of Brooks Brothers Group Inc. He is also a Director in Luxottica U.S. Holdings Corp.

Sergio Erede

Mr. Erede has been a member of the Board of Directors of the Company since 2004. He holds a degree in jurisprudence, which he received in 1962 at the Università degli Studi in Milan, Italy; in 1964 he received a masters degree in law from the Harvard Law School, Cambridge, Massachusetts, U.S.A. He worked for the Hale & Door law firm, in Boston, between 1963 and 1964 and for the Sullivan & Cromwell law firm in New York, between 1964 and 1965. From 1965 to 1969, he was head of the legal department of IBM Italia S.p.A. Since 1969, he has been working as a freelance professional. The law firm he founded in 1999, Erede e Associati, merged into the law firm Bonelli Erede Pappalardo, which serves prestigious clients in some of the largest transactions in Italy.

Mr. Erede is a member of the Board of Directors of Foncière des Régions S.A., director of Interpump Group S.p.A., Gruppo Editoriale L’Espresso S.p.A., Manuli Rubber Industries S.p.A., Gruppo IPG Holding S.r.l. and Sintonia S.A., Chairman of AON Italia S.p.A., Brioni S.p.A. and Bolton Group International S.r.l. and Vice Chairman of the Board of Directors of Banca Nazionale del Lavoro S.p.A.

Sabina Grossi

Ms. Grossi has been a member of the Board of Directors of the Company since 2003. She holds a degree in Business and Economics and is a certified public accountant registered in the Auditors Register. Since 2005, she has also been a member of the Human Resources Committee of the Company. She was head of Investor Relations of the Group from 1996 to 2004. Between 1994 and 1996, she worked for Caboto Sim S.p.A. as a financial analyst, focusing on the Italian stock market. Between 1991 and 1993, she was an assistant professor for Mathematical Analysis at the Engineering Department of the La Sapienza University in Rome, Italy. During the same time, she also worked as a professor for statistical sciences at the school of Revenue Police.

She is a member of the Board of Directors of Molmed S.p.A. and Chairman of the Italian OneSight Foundation.

Ivanhoe Lo Bello

Mr. Lo Bello has been a member of the Board of Directors of the Company since April 29, 2009 and was appointed by the minority shareholders. He received a degree in Law at the University of Catania.

He is Chairman of UniCredit Leasing S.p.A. and was Chairman of Banco di Sicilia — Gruppo UniCredit from April 2008 until it became UniCredit in October 2010.

Between 2004 and 2008, he was a member of the Board of Directors of the Siracusa branch of Bank of Italy.

Mr. Lo Bello is a member of the National Council of Confindustria and, since September 2006, Chairman of Confidustria Sicilia. He is also Chairman of the Siracusa Chamber of Commerce and a member of the Board of Directors and of the Board of the Union of Italian Chambers of Commerce, where he is head of the Culture Department.

Marco Mangiagalli

Mr. Mangiagalli has been a member of the Board of Directors since April 29, 2009. He holds a degree in political economics, received from the Università Bocconi in Milan, Italy, in 1973.

He spent most of his career working for the Eni Group and also worked for the Barclays Group in Italy and for the Nuovo Banco Ambrosiano Group.

At Eni, he held positions of increasing responsibility and was appointed Financial Director and ultimately Chief Financial Officer between 1993 and 2008.

From August 2008 to May 2011 he was Chairman of Saipem S.p.A. He is a member of the Surveillance Committee of Intesa Sanpaolo S.p.A., as well as member of the Board of Directors of Autogrill S.p.A.

He is a member of the Senior Advisory Board of Global Infrastructure Partners.

Gianni Mion

Mr. Mion has been member of the Board of Directors of the Company since 2004. He holds a degree in Business Administration and is a certified public accountant and auditor. He has been Chief Executive Officer of Edizione S.r.l. (previously Edizione Holding S.p.A.) since 1986. His professional career began as Auditor in KPMG. He then became financial controller in McQuay Europa S.p.A. In 1974, he joined Gepi S.p.A., where he became Vice General Manager in 1980. He was Managing Director of Fintermica S.p.A between 1983 and 1985, and later Chief Financial Officer for Marzotto S.p.A., until 1986.

He is Chief Executive Officer of Edizione S.r.l. (previously Edizione Holding S.p.A.), a member of the Board of Directors of Benetton Group S.p.A., Autogrill S.p.A., Atlantia S.p.A., Sintonia S.A., Burgo Group S.p.A. and Aeroporti di Roma S.p.A.

Marco Reboa

Mr. Reboa has been a member of the Board of Directors since April 29, 2009, after serving as Chairman of the Board of Statutory Auditors of Luxottica Group S.p.A. between June 14, 2006 and April 29, 2009. He holds a degree in Business Administration, received at the Università Bocconi in Milan, Italy, in 1978. He is registered in the Association of Certified Accountants since 1982 and is a certified public accountant pursuant to Ministerial Decree April 12, 1995. He is currently full professor at the Law School of the Libero Istituto Universitario Carlo Cattaneo in Castellanza, Italy, and works as a freelance professional in Milan, notably in the field of operations of corporate finance. Over the past few years, he has published a series of books and articles on financial statements, economic appraisals and corporate governance. He is Editor of the Magazine of Certified Accountants, a member of the Board of Directors of Interpump Group S.p.A., Parmalat S.p.A. and Made in Italy S.p.A., as well as Chairman of the Board of Statutory Auditors of Indesit Company S.p.A.

To assess the maximum number of positions a Director of the Group may hold as a director or an auditor in other companies listed on regulated markets, in financial companies, banks, insurance companies or other companies of a significant size, in 2007 the Company implemented the following criteria:

Listed companies,
financial companies,
banks, insurance
companies or
companies of a
Maximum number of appointments as director or auditor in other companies	significant size
Executive role	3 + Luxottica
Non-executive role	9 + Luxottica

For the purpose of multiple appointments, (i) the only positions to be taken into consideration are those as member of the Board of Directors or auditor for companies listed on regulated markets (domestic and foreign), in banks, insurance companies, or companies of a significant size, which are defined as companies with a total value of business or revenues exceeding

Euro 1,000 million (hereinafter, “Large Companies”), (ii) the appointments by one or more Large Companies belonging to the same group, including Luxottica Group, are counted as one, whereby the appointment requiring the most significant commitment (i.e. the executive role) shall be considered the prevailing one.

The appointments held by the members of the Board of Directors in other companies, in compliance with the criteria indicated above, are compatible with the appointment in Luxottica Group. With regard to the Chairman, please note that he serves four relevant roles pursuant to the above-mentioned criteria. However, after taking into consideration the fact that he does not enjoy any managing powers in the Company and that his role in Beni Stabili S.p.A. is directly related to his role in Foncière des Régions, the Board agreed that such appointments were compatible with his role in Luxottica Group.

The members of the Board of Directors possess the required professionalism and experience to perform their role effectively and efficiently.

It should be noted that neither the Company by-laws, nor any board resolutions, have authorized, generally or conditionally, any derogations from the non-competition clause.

Executive Directors

On April 29, 2009, the Shareholders Meeting confirmed Mr. Leonardo Del Vecchio as Chairman of the Company. On the same date, Mr. Luigi Francavilla was confirmed as Vice Chairman, and Mr. Andrea Guerra as Chief Executive Officer.

The Chairman retains the functions granted to him by law and by the Company by-laws and supervises the Internal Auditing function.

Although he is not in possession of executive managing powers, the Chairman is still regarded as an executive director by virtue of his commitment to the Company and his involvement in all the relevant strategic decision-making.

Through Delfin S.àr.l., the Chairman is the majority shareholder of the Company.

The Chief Executive Officer has been granted all the powers to manage the Company by virtue of the resolution adopted by the Board of Directors on April 29, 2009, with the exception of the following powers:

a)              to approve strategic agreements and agreements with a financial value exceeding Euro 30 million, as a unit or aggregate amount - when dealing with transactions of the same nature or with a similar object, which were concluded in the same context as well as agreements requiring a commitment exceeding three years, except where the same qualify as ordinary or recurring;

b)             to acquire, transfer, sell or grant holdings, enterprises or business branches for a unitary or aggregate amount or value (also taking into consideration financial indebtedness) - when dealing with transactions of the same nature or with a similar object and concluded in the same context - exceeding Euro 10 million;

c)              to request banks, financial and commercial institutions to grant lines of credit or credit lines in general, to issue financial debt under any form, for an amount exceeding Euro 15 million per transaction;

d)             to issue debt (other than intra-group transactions and those transactions for payment of tax and employees’ wages) on current accounts of the Company in banks and post offices, for a unitary or aggregate amount - when dealing with transactions of the same nature or with a similar object and concluded in the same context - exceeding Euro 15 million;

e)              to issue and grant to banks, financial institutions and third parties, in general, collateral securities on the debts of third parties and, when on own debts or debts of companies belonging to Luxottica Group, for amounts totaling over Euro 15 million;

f)                to issue and grant to banks, financial institutions and third parties, in general, guarantees on debt by Luxottica Group for amounts totaling over Euro 15 million and, if on corporate debts of Luxottica Group, over the existing credit limits; and

g)             to carry out transactions for foreign exchange risk hedging and interest rate risk hedging, such as buying and selling currency futures, currency swaps, interest rate swaps, call and put options for a unitary or aggregate value - when dealing with transactions of the same nature or with a similar object and concluded in the same context - exceeding Euro 50 million.

The Chief Executive Officer is authorized by the Board of Directors to supervise all the business units. He also makes proposals to be submitted to the Board of Directors regarding the organization of the Company and of the Group, the general development and investment programs, the financial programs and the budget, as well as regarding any other matter the Board may request. He ensures that the organization, administration and accounting structure of the Company is suitable to its nature and size.

The Chief Executive Officer is also the executive director responsible for supervising the internal audit function in compliance with the guidelines of the Code of Conduct.

Mr. Luigi Francavilla, Vice Chairman, and Director Enrico Cavatorta, General Manager, have been granted the powers to perform transactions with a value not exceeding Euro 10 million.

Mr. Luigi Francavilla, Mr. Andrea Guerra and Mr. Enrico Cavatorta, also hold offices in companies controlled by Luxottica Group.

The Board of Directors, therefore, has four Executive Directors: Mr. Leonardo Del Vecchio, Mr. Luigi Francavilla, Mr. Andrea Guerra and Mr. Enrico Cavatorta.

In accordance with the Company’s by-laws, the designated bodies report to the Board of Directors and to the Board of Statutory Auditors regularly and, in any case, at least quarterly, on the general performance of the business and on the procedures to exercise the managing powers granted to them, as well as on the most relevant economic, financial and asset transactions performed by the Company and by its subsidiaries.

Non-executive Directors

Messrs. Roger Abravanel, Mario Cattaneo, Claudio Costamagna, Roberto Chemello, Claudio Del Vecchio, Sergio Erede, Ivanhoe Lo Bello, Marco Mangiagalli, Gianni Mion, Marco Reboa and Sabina Grossi are non-executive directors.

On occasion of their appointment on April 29, 2009, the following members of the Board of Directors: Mr. Roger Abravanel, Mr. Mario Cattaneo, Mr. Claudio Costamagna, Mr. Ivanhoe Lo Bello, Mr. Marco Mangiagalli, Mr. Gianni Mion and Mr. Marco Reboa declared that they satisfy the requirement of independence set forth by article 148, paragraph 3 of Italian Legislative Decree 58/1998, as quoted in article 147-ter of same Decree and in article 3 of the Code of Conduct of the Listed Companies.

The Board of Directors has determined that the independence requirements continued to be met on the basis of the information available and the information provided by the parties involved.

The Board of Statutory Auditors has checked the evaluation carried out by the Board of Directors on the independence of the Directors based on the criteria of the Code of Conduct.

Mr. Ivanhoe Lo Bello was assigned the role of Lead Independent Director, the point of reference and coordinator of petitions of the independent directors.

During 2011 the Lead Independent Director did not deem it necessary to convene a meeting with the independent directors only.

Appointment of Directors

The Board of Directors was appointed by the meeting of April 29, 2009, according to the list-based voting system. The minimum percentage of share capital required to present a list, as established by CONSOB, was equal to 1 percent.

Leonardo Del Vecchio, Luigi Francavilla, Andrea Guerra, Roger Abravanel, Mario Cattaneo, Roberto Chemello, Enrico Cavatorta, Claudio Costamagna, Claudio Del Vecchio, Sergio Erede, Sabina Grossi, Gianni Mion, Marco Mangiagalli and Marco Reboa were selected from the list submitted by majority shareholder Delfin S.àr.l.

Ivanhoe Lo Bello was selected from the minority list submitted by various institutional investors (Pioneer Asset Management S.A., Pioneer Investment Management SGR p.A., Arca SGR S.p.A., Stitching Pensioenfonds ABP, BNP Paribas Asset Management SGR S.p.A., Monte Paschi Asset Management SGR S.p.A., Fideuram Investimenti SGR S.p.A., Fideuram Gestions S.A., Interfund SICAV).

The lists and their support documentation, filed within the deadlines, on occasion of the meeting, are available for review on the Company’s website under the Governance/GM section.

The appointment of the directors is regulated by article 17 of the Company by-laws (please refer to these for more information).

The directors are appointed by the Shareholders’ Meeting based on the lists submitted by the shareholders, in which each name is matched with a progressive number up to a maximum number of fifteen.

Each candidate can be presented on only one list, under penalty of ineligibility.

If several lists are submitted, these lists must not be related to each other in any way, even indirectly. Therefore, each shareholder cannot submit or participate in the submission of more than one list, even through a third party or trustee company.

Furthermore, shareholders that fall into the following categories cannot submit or participate in the submission of more than one list: a) those adhering to a shareholders’ agreement regarding the shares of the Company; b) an individual and the companies controlled by them; c) the companies subject to communal control; d) a company and its general managers or directors.

In the event of violation of these rules, the vote of the shareholder on any of the lists submitted is disregarded.

Shareholders with a shareholding equal to at least the minimum percentage set by CONSOB pursuant to article 147-ter, paragraph 1, Italian Legislative Decree 58/1998, at the time the list is submitted, may submit a list of candidates for appointment to the Board of Directors.

The lists, which must include the professional curriculum vitae of the selected candidates, as well as a declaration stating that they accept their candidacy, that there are no legal grounds for their ineligibility or incompatibility provided for by law and that they meet any possible requirements indicated in the list, and which must be signed by the shareholders who submitted them, must be submitted to the registered office of the Company no later than twenty-five days prior to the first shareholders meeting.

The Company makes the lists and their attachments available to the public at its registered office, on its website and using the other methods provided for by CONSOB at least twenty-one days before the date fixed for the shareholders’ meeting.

The ownership of the minimum shareholding, which is required in order to be able to submit the lists, is determined by taking the number of registered shares of the shareholders submitting the list into consideration on the day the list is submitted to the Company and based on the subscribed share capital on that date. The relevant certification may also be presented to the Company after the list has been submitted, provided that this is done before the date that the Company has fixed for the publication of the lists.

Each list must include and explicitly indicate at least one independent Director pursuant to article 147-ter, with a progressive number up to a maximum of seven. Where the list is made up of more than seven candidates, it must include and explicitly indicate a second independent Director pursuant to article 147-ter. Each list can also explicitly indicate, where appropriate, the directors who comply with the requirement of independence provided for by the codes of conduct prepared by the organizations managing regulated markets or by trade associations.

At the end of the voting, the candidates of the two lists with the highest number of votes are appointed according to the following criteria:

a)              from the list that received the highest number of votes (hereinafter “Majority List”), a number of directors equal to the total number of the members of the Board less one, is appointed, as previously agreed by the participants to the meeting; the candidates are appointed in compliance with these numerical limitations, according to the numerical order they are indicated on the list;

b)             from the second list which obtained the highest number of votes and which may not be linked, even indirectly, to the shareholders who submitted or voted for the Majority List in accordance with the applicable provisions (hereinafter “Minority List”), one member of the Board is appointed - the candidate appearing as candidate number one on the list; however, in the event that no Independent Director pursuant to article 147-ter is appointed in the Majority List, where the Board of Directors is made up of a maximum of seven members, or in the event that only one Independent Director is appointed pursuant to article 147-ter, where the Board is made up by more than seven members, in place of the head of the Minority List, the first Independent Director pursuant to article 147-ter indicated in the Minority list shall be appointed.

The lists which did not reach a percentage of votes equal to at least half of the percentage of votes required to submit a list, will not be taken into consideration.

The candidate listed at the top of the Majority List will be appointed Chairman of the Board of Directors.

If the first two lists receive an equal number of votes, there will be a new vote in the shareholders’ meeting, where a vote will only be taken on the first two lists.

If only one list has been submitted, the Shareholders’ Meeting will vote on this list and if the relevant majority is reached, the candidates starting from the top of the list are elected directors until the number fixed by the Shareholders’ Meeting is reached, without prejudice to the obligation of the Shareholders’ Meeting to appoint a number of Independent Directors, pursuant to article 147-ter, equaling the minimum number provided for by law. The candidate in the first position of the list is elected Chairman of the Board of Directors.

In the event that there are no lists, the Board of Directors is appointed by the General Meeting based on a majority vote according to the provisions of law.

The Board of Directors has so far deemed it unnecessary to establish an Appointment Committee to propose candidates for appointment as directors due to the shareholding structure.

Remuneration of Directors and Directors with Strategic Responsibilities

The general principles adopted by the Group on remuneration are defined in the Remuneration Policy approved on October 24, 2011 by the Board of Directors of the Company on the proposal of the Human Resources Committee in observance of the recommendations contained in the Code of Conduct. The Policy, which was implemented on February 28, 2012, in light also of CONSOB Resolution no. 18049/2011, will be submitted to the shareholders’ meeting convened to approve the statutory financial statements for the year ended December 31, 2011.

Please refer to the report on remuneration published in accordance with article 123-ter of Italian Consolidated Financial Law for more detailed information.

Human Resources Committee

The Board of Directors of April 29, 2009 confirmed as members of the Human Resources Committee Claudio Costamagna, Roger Abravanel, Gianni Mion, Sabina Grossi, all of whom are non—executive directors and the majority of whom are independent directors. Claudio Costamagna, who has particular expertise in the field of finance, was appointed Chairman of the Committee.

Please refer to the report on remuneration published in accordance with article 123-ter of Italian Consolidated Financial Law for more detailed information.

The evaluation of the organizational requirements of the Company and the effective assignment of key positions (the so-called succession plans) is among the roles assigned to the Committee by the Regulations approved by the Board of Directors in the 2010 fiscal year. There are no succession plans for executive directors.

There are succession plans for more than two hundred managers of the Group.

The Committee discusses the plans on a yearly basis and reports about this item to the Board of Directors.

II. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM

The Internal Control System consists of specific procedures for each area of activity, which are set forth in the manuals updated and distributed within the Group and which are aimed at allowing a healthy and fair management of the Company in line with the predetermined objectives using an appropriate system for identifying, managing and monitoring risk.

This system is aimed at the same time at ensuring that the financial report is reliable, accurate and promptly submitted.

Particular importance is thus attributed to the control structure - defined on the basis of the COSO report model, which represents the best international practice to assess the adequacy of the internal control system - of the preparation and circulation of the financial reports, which has been further strengthened in the past few years to ensure compliance with the guidelines of the Sarbanes-Oxley Act (SOX).

In compliance with the provisions of article 2381 of the Italian Civil Code, on the basis of the information received by the appointed bodies responsible for ensuring that the organizational, administrative and accounting structure is suitable to the nature and size of the business, the Board of Directors establishes guidelines for the internal control system and assesses their adequacy so that the major risks for the Group may be correctly identified and monitored.

To this end, the Board consults with the Internal Control Committee, the Internal Control Officer, the Internal Auditing department and the Supervisory Board on the organizational model provided for by Italian Legislative Decree no. 231/2001.

By resolution on February 19, 2007, it was agreed that the Internal Auditing manager would report to the Chairman and to the Chief Executive Officer.

The foregoing is without prejudice to the supervisory and control duties, which are by law reserved to the Board of Statutory Auditors, while the auditing is assigned to an external auditing company in accordance with Italian regulations.

In the meeting of April 29, 2009, the Board of Directors confirmed the Chief Executive Officer as the executive administrator responsible for the supervision of the performance of the internal control system and of the duties and functions described in the Code of Conduct.

In particular, it is the responsibility of the Chief Executive Officer to implement the guidelines set by the Board, by planning, implementing and managing the internal control system, and regularly assessing its overall adequacy, efficiency and effectiveness. The Chief Executive Officer is also responsible for the adjustment of the system to the changes in the operational conditions and of the legal and regulatory framework through the support of the relevant corporate structures.

In this respect, the Chief Risk and Compliance Officer (CR&CO) of the Group was appointed in 2010, who is called upon to work together with the corporate functions of the Group through his/her organizational structure in order to guarantee the implementation of an efficient system to control risk as well as the constant alignment of processes, procedures and, more generally, the conduct and corporate activities within the applicable legal framework and Code of Ethics adopted by the Group. To fulfill these tasks the CR&CO makes use of a Corporate Risk Manager, a Corporate Compliance Manager and similar relocated structures, in particular, for the protection and coordination of activities in the U.S.

With regard to corporate risk management, in 2011 the Corporate Risk Manager set up a new Enterprise Risk Management process based on the following typical features and in line with the models and best practices recognized internationally:

•                 the definition of a Risk Model for the Group, which classifies the risk factors that may compromise the attainment of corporate objectives (strategic, contextual, operative, financial and compliance);

•                  the development of a risk assessment and risk analysis methodology to measure exposures in terms of impact and probability of occurrence;

•                  the collection, analysis and aggregation of data and information necessary for processing a Risk Report for the Group directed to the top management of the company.

The above process, which is being progressively extended to the entire Group and throughout related functions, involved more than 70 business managers in 2011, meaning that the most significant risks the Company is exposed to could be identified and the necessary plans of actions aimed at containing and controlling these exposures could be put into action. The Internal Control Committee was updated on the developments of the new Enterprise Risk Management program and was informed of the results of the analysis carried out.

With reference to compliance, in 2011 the position of Corporate Compliance Manager was created, who set up a specific program aimed at the mapping of the relevant areas of compliance for the Group, at the understanding of the level of maturity and protection of processes, and at the definition of specific Compliance Programs within a comprehensive governance model regarding compliance for the Group. The appropriate reporting of the work programs that are in the definition and set-up phases will be provided in future Corporate Governance Reports.

From the viewpoint of the continuous process of adapting the Internal Control System and Risk Management to the developments in operating conditions and legal and regulatory frameworks, in October 2011 the Board of Directors revised the Financial Risk Policy applicable to all the companies of the Luxottica Group, already introduced in November 2006 and subsequently revised in October 2008 and October 2009.

The policy sets forth the principles and rules for the management and monitoring of financial risk and pays particular attention to the activities carried out by the Luxottica Group to minimize the risks deriving from the fluctuations of interest rates, exchange rates and the solvency of financial counterparties.

The policy clarifies that the instrument used for “interest rate risk” hedging is the plain vanilla “interest rate swaps”, whereas for “exchange risk” “non-speculative” derivative instruments, such as “spot and forward exchange contracts” are used. In certain circumstances and subject to the specific authorization of the CFO, more flexible instruments that replicate the effect of the forward exchange contract or “zero cost collar”, “accumulator forward” and “average strike forward” can be used.

The use of derivative instruments is aimed only at the actual hedging of exchange risk that the Company is exposed to, therefore the use of these instruments for speculative purposes is not allowed.

In addition to aiming at reducing counterparty risk, the policy specifies the minimum criteria to be met in order to be able to transact with the Group. This criteria sets forth: the obligation to operate with qualified banking counterparties through standard agreements (Master Agreement ISDA), a limit on exposure per individual counterparty and a limit on the total exposure of the Group, as well as fixing the minimum credit credential requirements for the counterparties authorized to engage derivative transactions.

A quarterly reporting system has also been implemented for the Internal Control Committee since 2007 to highlight the debt exposure and the hedging transactions implemented to minimize “interest rate risk”, “exchange rate risk” and, since 2011, “counterparty risk”.

Another operational and control instrument that has been implemented for some time is the Credit Policy, which is applicable to all the wholesale companies of Luxottica Group.

This policy defines the rules and responsibilities for the management and collection of credit in order to prevent financial risks, optimize revolving credit and reduce losses on such credits. In particular, this policy sets the guidelines for the following activities:

•                  apportionment and control of the credit lines;

•                  monitoring of credit trends;

•                  soliciting unpaid/expired credits;

•                  management and control of undertaken legal actions;

•                  management and control of the appropriations and losses on credits;

•                  determination and control of terms of payment in the various markets; and

•                  control over warranty terms.

The Board of Directors annually assesses the adequacy, effectiveness and efficient functioning of the control system, in accordance with the methods described in Section III of this Report.

The Internal Control Committee

By virtue of its stock being listed in the United States, the Company is subject to the provisions of the Sarbanes-Oxley Act, which, in terms of internal controls, impacts the governance structure currently in place. In particular, some tasks are assigned in the Luxottica Group to the Board of Statutory Auditors, which performs the functions of an Audit Committee. More details are given in the relevant paragraph below.

On April 29, 2009, the Board of Directors appointed the following individuals as members of the Internal Control Committee: Mr. Mario Cattaneo, Chairman, Mr. Marco Reboa and Mr. Marco Mangiagalli. On July 28, 2009, Director Ivanhoe Lo Bello was also appointed member of the Committee.

All the members have significant experience in accounting and finance.

According to the provisions of its Rules, last updated in July 2009, the Internal Control Committee is responsible for performing investigations, offering consultations and submitting proposals to the Board of Directors.

In particular, the Committee performs the following activities:

•                  assists the Board in the execution of its tasks regarding internal controls;

•                  evaluates (i) the work program of the Internal Control Officer and the regular reports issued, (ii) the correct use of accounting principles, together with the manager responsible for the preparation of the Company accounting records and the managers and the auditors and (iii) the results of the activity performed by the Internal Auditing function; and

•                  expresses opinions on specific aspects concerning the identification of corporate risks as well as the planning, implementation and management of the internal control system.

Specific expertise on auditing is assigned to the Board of Statutory Auditors, acting as Audit Committee, described later on in this Report. Moreover, the Financial Expert was identified within the Board of Statutory Auditors by the Board of Directors.

The Internal Control Committee meets whenever the Chairman deems it appropriate, usually prior to the Board meetings for the approval of the annual, six-monthly and quarterly reports, or whenever a meeting is requested to be called by him by another member.

When the Committee deemed it necessary, the directors of the Company and the Luxottica Group were invited to participate in meetings to discuss specific items on the agenda and to review specifically the topics within their competence.

During the 2011 fiscal year, the Committee met eight times for an average meeting of two and a half hours and it has, among other activities: evaluated the financial risks for the Company and the management criteria for the transactions in derivative instruments; examined the reports of the Supervisory Board and the reports about complaints of alleged violations of the Code of Ethics twice a year; reviewed the quarterly reports of the Internal Control Officer; assessed the development of activities aimed at compliance with the Sarbanes-Oxley Act; approved the audit plan and the integrations of same submitted over the year; and met with representatives of various departments to review in detail the progress of specific projects or the management of several specific risk areas.

The meetings, attended by the Chairman of the Board of Statutory Auditors, or by an Auditor appointed by same, are regularly reported in the meeting minutes.

The Internal Control Committee reports to the Board at least every six months on the activities performed.

The Committee has access to the information and the Company functions necessary for the performance of its task as well as to work with external consultants. The Board of Directors approved the allocation of funds totaling Euro 50,000 to the Committee for the 2011 fiscal year in order to provide it with the adequate financial resources to perform its tasks independently.

The Internal Control Officer

The Internal Control Officer is responsible for ensuring the adequacy and efficiency of the internal control system and proposing corrective measures, provided he/she is given adequate means to perform his/her duties and has direct access to any information useful for the performance of these duties.

The Internal Control Officer has been identified by the Board of Directors, upon the proposal of the Chief Executive Officer, as the Internal Auditing Manager of Luxottica Group, Mr. Luca Fadda. The guidelines concerning his remuneration have been approved with the favorable opinion of the Internal Control Committee.

The Internal Control Officer reports to the Chairman and to the Chief Executive Officer — the executive manager supervising the functionality of the internal control system — and reports on the performance of his duties to the Chief Executive Officer, as well as to the Internal Control Committee and to the Board of Statutory Auditors, in its function as Audit Committee.

The Internal Control Officer is not responsible for any operational area and has access to any information useful for the performance of his duties. He is provided with a budget, determined by the Company, which is allocated consistently with the activities performed to reach the objectives set in the plan approved by the competent bodies.

In the course of the fiscal year, the Internal Control Officer has performed his role through the implementation of an activities and verifications plan, related to the Company and its main subsidiaries. Such actions, which the Officer periodically has reported to the Chairman, the Chief Executive Officer and the Board, through the Internal Control Committee and the Board of Statutory Auditors, have allowed the Company to identify areas for improvement of the internal control system, for which specific plans have been implemented to further strengthen the foundations of the system itself.

Organization, Management and Control System pursuant to Italian Legislative Decree no. 231/2001

On October 27, 2005 the Board of Directors implemented the Organization, Management and Control System, as established by Italian Legislative Decree no. 231/2001 in order to prevent the risk of employees and consultants of the Company carrying out illegal acts, with the consequent administrative liability as provided for by Italian Legislative Decree no. 231/2001 (hereinafter the “Model”). The Model, which was subsequently modified in 2006, 2008 and 2010, was updated by the resolution of the Board of Directors on July 25, 2011 in order to acknowledge several procedural and/or organizational changes within the Group’s subsidiaries, and subsequently on February 14, 2012 in order to also include crimes related to environmental protection.

Particular importance is given to the “point persons” of the Supervisory Board (the Operational Unit Supervisors), or to the persons that perform functions considered to be the most “sensitive” activities pursuant to Italian Legislative Decree 231, who constantly monitor the implementation of the Model, within their area of responsibility, and report to the Supervisory Board every six months.

Following the update of the Model, and in continuation of the training programs from the past few years, training initiatives have been established for areas which are considered “sensitive” pursuant to Italian Legislative Decree no. 231.

The purpose of the Model is the establishment of a structured and organized system of procedures and control activities carried out mainly for prevention, such that the system cannot be overridden unless by fraudulently failing to comply with its provisions.

To this end, the Model serves the following purposes:

•                  to make all those working in the name of and on behalf of Luxottica aware of the need to accurately comply with the Model, and that the violation thereof shall result in severe disciplinary measures;

•                  to support the condemnation by the Company of any behavior which, due to a misunderstanding of corporate interest, is in conflict with the law, rules or more generally with the principles of fairness and transparency upon which the activity of the Company is based;

•                  to provide information about the serious consequences which the Company may suffer (and therefore also its employees, managers and top managers) from the enforcement of pecuniary and prohibitory fines provided for in the Decree and the possibility that such measures may be ordered as an interim measure; and

•                  to enable the Company to exercise constant control and careful supervision of its activities, in order to be able to react promptly in the event that risks arise and possibly enforce disciplinary measures provided for by the Model itself.

The Model is available on the website www.luxottica.com in the Governance section.

The Supervisory Board in office until the approval of the financial statements as at December 31, 2011 is composed of two external professionals, Mr. Giorgio Silva and Mr. Ugo Lecis, and by the manager responsible for Internal Auditing, Mr. Luca Fadda. The Board reports every six months to the Board of Directors, the Internal Control Committee and the Board of Statutory Auditors on the activities performed.

The Board of Directors allocated specific funds, totaling Euro 50,000, in order to provide the Supervisory Board with adequate financial resources to perform its duties for the 2011 fiscal year.

On the basis of the guidelines provided by the Parent Company and of the risk assessment performed, the subsidiary companies Luxottica S.r.l. and Luxottica Italia S.r.l. adopted their own Organization Model pursuant to Italian Legislative Decree no. 231 and appointed the respective Supervisory Bodies, in order to implement specific control measures relating to the different risk/offense potential of each company. The Organizational Models of these two companies have also added supplements for procedural and/or organizational variations.

Sarbanes-Oxley Act

Compliance with the provisions of the Sarbanes-Oxley Act (“SOX”) is compulsory for Luxottica Group since it is listed on the New York Stock Exchange (“NYSE’), and therefore it has represented a significant motivation for the Group to continually improve its internal control system.

In particular, in complying with SOX, Luxottica not only intended to comply with a regulation but has also taken a real opportunity to improve its administrative and financial governance and the quality of its internal control system in order to make it more systematic, consistently monitored and methodologically better defined and documented.

Luxottica is aware that the efforts made to define an efficient internal control system, capable of ensuring complete, accurate and correct financial information, do not represent a one-off activity but rather a dynamic process that must be renewed and adapted to the evolution of the business, of the socio-economical context and of the regulatory framework.

The objectives of the control system have been defined consistently with the guidelines of SOX, which differentiates between the following two components:

•                  controls and procedures to comply with the disclosure obligations related to the consolidated financial statements and the Form 20-F (Disclosure controls and procedures-DC&P);

•                  internal control system that supervises the preparation of the financial statements (Internal Control Over Financial Reporting-ICFR).

The disclosure controls and procedures are designed to ensure that the financial information is adequately collected and communicated to the Chief Executive Officer (CEO) and to the Chief Financial Officer (CFO), so that they may make appropriate and timely decisions about the information to be disclosed to the market.

The internal control system that supervises the preparation of the financial statements has the objective of ensuring the reliability of the financial information in accordance with the relevant accounting principles.

The structure of the internal control system was defined consistently with the model provided by the COSO report, the most widely used international model to define and assess the internal control system, which establishes five components (control environment, risk assessment, control activity, information systems and communication flows and monitoring activity).

For the most important companies of the Group (so-called Material Control Units) controls were designed and their effectiveness was assessed both at general/cross level (entity level controls) and at the level of each operational/administrative process. For the smaller companies, which were however still significant, especially when considered in the aggregate (so-called Material When Aggregated), the assessment was performed on the general effectiveness level of the control system.

Among the cross level controls, the controls to reduce the risk of fraud are particularly important. To this end, Luxottica has developed Anti-Fraud Programs & Controls derived from an in-depth risk assessment which, after mapping the possible ways in which fraud could be committed, defined the necessary controls to reduce the risk of fraud and/or allowing its identification. This “anti-fraud” system is constantly updated and improved.

In addition to defining and testing the internal control system in compliance with SOX requirements, Luxottica has also identified the necessary actions to ensure its optimal functioning over time.

The entire system must be monitored at two levels: by line management, supervising the significant processes and by the Internal Audit function, which independently and according to an approved intervention plan must check the effectiveness of the controls and report on these to the relevant functions and bodies.

Moreover, as a result of a comparison with other companies listed on the NYSE, the designed control system is subject to continuous improvements. Since 2007, on the basis of experience gained internally, of the independent evaluations by the external auditors and the introduction of audit standard no. 5 adopted by the PCAOB (Public Company Accounting Oversight Board), a process has been implemented for the evaluation and rationalization of the controls currently in place, which has allowed the Company, on the one hand, to eliminate redundant controls that burdened operations without offering a real benefit in terms of strengthening of the internal control system and, on the other hand, to define and better protect the key controls and the monitoring controls. This process has been performed for all of the most important companies of the Group.

The Board of Statutory Auditors

The Board of Statutory Auditors currently in office for the duration of three fiscal years, until the approval of the financial statements as at December 31, 2011 is composed of Francesco Vella, Chairman, Alberto Giussani and Enrico Cervellera, statutory auditors, who were all appointed at the meeting of April 29, 2009, and two substitute auditors — Alfredo Macchiati, who was appointed at the meeting of April 29, 2009 and Giorgio Silva, who was appointed at the meeting of October 29, 2009. Giorgio Silva was appointed in substitution of Mario Magenes, who had been appointed at the meeting of April 2009 and had subsequently passed away.

The appointment of the Board of Statutory Auditors currently in office took place through the list-based voting system: Alberto Giussani, Enrico Cervellera and Mario Magenes were appointed from the list submitted at the meeting of April 2009 by the principal stockholder Delfin S.àr.l.; Francesco Vella and Alfredo Macchiati were appointed from the minority list submitted at the meeting of April 2009 by investment funds (Pioneer Asset Management S.A., Pioneer Investment Management SGR p.A., Arca SGR S.p.A., Stitching Pensioenfonds ABP, BNP Paribas Asset Management SGR S.p.A., Monte Paschi Asset Management SGR S.p.A., Fideuram Investimenti SGR S.p.A., Fideuram Gestions S.A., Interfund SICAV). The minimum percentage of share capital required to present a list, as established by CONSOB, was equal to 1 percent.

The addition to the Board with the appointment of Giorgio Silva took place through relative majority voting, with no list constraints, based on the candidacy submitted by the principal shareholder, Delfin S.à r.l.

The lists and their support documentation, that were filed within the deadlines and presented at the meeting, are available for review on the Company’s website under the Governance/GM section.

The procedures for the appointment of auditors are governed by article no. 27 of the Company by-laws; for more information, please refer to the same.

A candidate list for the appointment of the Board of Statutory Auditors may be submitted by any shareholder who — at the time the list is submitted — owns, on their own or jointly with other shareholders submitting the list, a shareholding equal to at least the minimum shareholding determined by CONSOB pursuant to article no. 147-ter, paragraph 1, of Italian Legislative Decree 58/1998.

The lists must be deposited at the registered office of the Company no less than twenty-five days before the day set for the shareholders meeting called to pass resolution on the appointment of the Auditors.

The lists must contain the names of one or more candidates holding the position of Statutory Auditor and one or more who hold the position of Substitute Auditor. The names of the candidates are marked under each section (statutory Auditor section, substitute Auditor section) by a progressive number and in any case must not exceed the number of members to be chosen by the body.

The lists furthermore contain, also as an attachment:

(i)             information regarding the identity of the shareholders that submitted the lists, with the indication of their overall percentage shareholding;

(ii)          a statement from the shareholders other than those that hold, also jointly, a controlling or relevant majority shareholding, attesting to the absence of linked relationships with the latter provided for by article 144-quinquies of the Regulations for Issuers;

(iii)       comprehensive information on the personal and professional characteristics of the candidates, as well as a statement from these candidates attesting that they satisfy the requirements provided for by law and to their acceptance of the candidacy, complete with a list of director and control duties held by these candidates in other companies.

The Company makes the lists and related attachments available to the public at its registered office, on its website and using the other methods established by CONSOB, at least twenty-one days before the date fixed for the shareholders meeting.

The ownership of the minimum shareholding, which is required in order to be able to submit the lists, is determined by taking the number of registered shares of the shareholders submitting the list into consideration on the day the list is submitted to the Company compared to the total subscribed share capital on that date. The relevant certification may also be presented to the Company after the list has been submitted, provided that this is done before the date that the Company has fixed for the publication of the lists.

In the event that at the expiry of the deadline for the submission of the lists, one list only has been submitted, or lists have been submitted by shareholders who are linked to each other pursuant to the applicable provisions, additional lists may be submitted up to four days after such date or up to the date that may be set by binding laws in force at that time. In this case, the above thresholds set for the submission of lists are halved.

A shareholder may not submit or vote for more than one list, either individually, through a third party or through trustee companies. Shareholders belonging to the same group and shareholders who are party to a shareholders’ agreement with respect to the issuer’s shares, may not submit or vote for more than one list, even through a third party or through trustee companies. A candidate may appear on one list only, under penalty of ineligibility.

The Auditors are appointed as follows: (i) from the list which received the highest number of votes (“Majority List”), two statutory Auditors and one substitute Auditor are appointed, according to the progressive order in which they appear on the list; (ii) from the list which received the second highest number of votes and which may not be linked, even indirectly, to the shareholders who submitted or voted for the Majority List pursuant to the applicable regulations (“Minority List”), a statutory Auditor, who is to become the Chairman of the Board of Statutory Auditors (“Minority Auditor”), and a substitute Auditor (“Minority Substitute Auditor”) are appointed, according to the progressive order in which they appear on the list. In the event the lists receive the same number of votes, the list submitted by the shareholders who hold the higher number of shares when the list is submitted or, alternatively, by the higher number of shareholders, shall prevail.

In the event that one single list has been submitted, the shareholders meeting shall vote on the same and in the event that the same receives the relative majority of the votes, without taking into account the non-voters, all the candidates for the positions of statutory and substitute Auditors indicated on the list shall be appointed. In this event, the first candidate for the position of statutory Auditor shall be appointed Chairman of the Board of Statutory Auditors.

In the event that no lists are submitted or that on any grounds the names indicated in the lists are not sufficient, the Board of Statutory Auditors and possibly the Chairman are appointed by the Meeting with the ordinary majorities provided for by law. In the event that, on any grounds, the Majority Auditor is missing, he is to be replaced by the Substitute Auditor appointed from the Majority List.

In the event that, on any grounds, the Minority Auditor is missing, he is to be replaced by the Substitute Minority Auditor.

When the Meeting replaces members of the Board of Statutory Auditors, the Auditors elected from the Minority List are appointed using the majority voting system, where allowed by the applicable regulations in force. The count shall not include the votes of the shareholders who stated pursuant to the regulations in force that they hold the relative majority of the votes that may be cast in the Meeting, even indirectly or together with other shareholders who are part of a shareholders’ agreement pursuant to article 122 of Italian Legislative Decree 58/1998, as well as the votes of the shareholders who control, are controlled or are under common control by the same. In any case, the new Minority Auditor shall take over the position of Chairman.

The Board of Statutory Auditors supervises compliance with the law, the by-laws and with proper management principles, the appropriateness of the instructions given by the Company to the subsidiary companies, the appropriateness of the Company structure with respect to the areas of responsibility, the internal control system and the administrative accounting system and the reliability of the latter in the correct reporting of the management-related issues, and verifies the procedures for the implementation of the corporate governance rules provided for by the Code of Conduct, and, in accordance with the provisions of Italian Legislative Decree 39/2010, supervises the financial information process, the efficiency of the internal auditing system, the auditing of accounts and the independence of the legal auditor.

Each Auditor reports to the other Auditors and to the Board of Directors on Company transactions in which they have an interest personally or on the account of a third party.

The Board of Statutory Auditors presents its duly formed proposal to the Shareholders’ Meeting on the appointment of the auditing function to the external auditors.

In the performance of its duties, the Board of Statutory Auditors coordinates with the Internal Audit department, the Internal Control Committee, the Risk Management office and Compliance.

The Board of Statutory Auditors confirms the correct application of the criteria used by the Board of Directors to assess the independence of the Directors.

Following its appointment in April 2009, the Board of Statutory Auditors assessed the compliance of its members with the requirements of independence.

The Board of Statutory Auditors was identified by the Board of Directors as the suitable body to act as Audit Committee as provided for by the Sarbanes-Oxley Act, and SEC and NYSE rules and regulations. Furthermore, in accordance with Italian law, it acts as a Committee for Internal Control and Auditing.

Consequently, the Board of Statutory Auditors:

•                  examines the reports of the Chief Executive Officer and Chief Financial Officer on any significant point of weakness in the planning or in the performance of internal controls which is reasonably capable of negatively affecting the capacity to record, process, summarize and disclose financial information and the shortcomings identified through the internal controls (Section 404 “Internal Controls over financial reporting”);

•                  examines the reports by the Chief Executive Officer and Chief Financial Officer on any fraud involving management or related officers in the context of the internal control system;

•                  evaluates the proposals of the auditing companies for the appointment as external auditor and submits a proposal on the appointment or revocation of the auditing company to the shareholders’ meeting;

•                  supervises the activities of the external auditors and their supply of consulting services, other auditing services or certificates;

•                  reviews periodic reports of the external auditors on: (a) the critical accounting criteria and practices to be used; (b) the alternative accounting processes generally accepted, analyzed together with management, the consequences of the use of such alternative processes and the related information, as well as the processes which are considered preferable by the external auditors; and (c) any other relevant written communication between the external auditors and management;

•                  makes recommendations to the Board of Directors on the settlement of disputes between management and the external auditors regarding financial reporting;

•                  approves the procedures concerning: (i) the receipt, the archiving and the treatment of reports received by the Company on accounting matters, internal control matters related to the accounts and audit-related matters; (ii) the confidential and anonymous reporting on questionable accounting or auditing matters;

•                  assesses the requests to make use of the auditing company appointed to perform the auditing of the balance sheet for permitted non-audit services and expresses their opinion on the matter to the Board of Directors;

•                  approves the procedures prepared by the Internal Auditing manager for the pre-emptive authorization of the permitted non-audit services, analytically identified, and examines the reports on the supply of the authorized services.

In accordance with U.S. regulations, Alberto Giussani was appointed Audit Committee Financial Expert by the Board of Directors on April 29, 2009.

The Board of Statutory Auditors has been granted the appropriate skills and resources to perform the above-mentioned duties.

All the Auditors comply with the legal requirements of such office and in particular with the requirements set forth in article no. 148, paragraph 3, of the Italian Consolidated Financial Law.

Below is some background information on the members of the Board of Statutory Auditors currently in office and on the main offices held in other companies as at December 31, 2011.

Francesco Vella — Chairman

An attorney at law, Mr. Vella is full professor of commercial law at the University in Bologna, Italy, where he currently teaches in the Master’s program. He has written three essays and several publications for miscellaneous journals and magazines specialized in banking, financial and corporate matters. Mr. Vella is a member of the editorial board of the following magazines: “Banca Borsa, Titoli di Credito”, “Mercato Concorrenza e Regole”, “Il Mulino”, “Banca, impresa e società”, “Giurisprudenza Commerciale” and “Analisi giuridica dell’economia”, which he helped to set up, as well as the website “lavoce.info”. He has been Chairman of the Board of Auditors of the Company since April 2009.

He is a member of the Board of Directors of Unipol S.p.A. and ATC Azienda di Trasporti Consorziali di Bologna S.p.A., and Chairman of Alma Mater S.r.l.

Enrico Cervellera — Statutory Auditor

Mr. Cervellera received a degree in Business and Economics from the Università Bocconi in 1963 and a degree in Jurisprudence from the Università Cattolica in 1968. He is registered in the Register of Chartered Accountants since 1965 and is auditor as per Ministerial Decree April 12, 1995. Between 1965 and 1983, he worked in the Tributary Bureau associated with Arthur Andersen. Since 1983, he has been working as a freelance professional in Milan, focusing mainly on company transactions (takeovers, transfers, mergers, etc.) and on financial consulting to companies.

He has been an auditor of the Company since June 2006.

He is Chairman of the Board of Statutory Auditors of Interpump Group S.p.A. and Seat Pagine Gialle S.p.A., auditor of Tamburi Investment Partners S.p.A., member of the Board of Directors of Ferrero S.p.A. and Chairman of the Board of Statutory Auditors of Gruppo Lactalis Italia S.p.A., biG S.r.l. and Egidio Galbani S.p.A.

Alberto Giussani — Statutory Auditor

Mr. Giussani received a degree in Business and Economics from the Università Cattolica in Milan, Italy. He is registered in the Register of Accountants and Tax Advisers since 1979 and in the Register of Chartered Accountants since 1995, when the Register was set up.

Between 1981 and 2000, he was a member of the Accounting Principles Commission of the Accountants and Tax Advisers and he serves currently as Vice Chairman of the Scientific Technical Committee of the Italian Accounting Body. Between 2001 and 2008, he was a member of the Standard Advisory Council of the IASC Foundation for the provision of international accounting principles. He was a partner in the auditing company PricewaterhouseCoopers between 1981 and 2007.

He has been an auditor of the Company since April 2009.

He is also an auditor of Falck Renewables S.p.A. and Carlo Tassara S.p.A., member of the Board of Directors of Credito Artigiano S.p.A., Fastweb S.p.A., Seat Pagine Gialle S.p.A. and Istifid S.p.A., Chairman of the Board of Auditors of Vittoria Assicurazioni S.p.A. and Chairman of the Board of Directors of El Towers S.p.A.

Auditing Firm

The auditing activity is entrusted to an auditing company registered in the Register of Auditors, whose appointment is approved by the Shareholders’ Meeting.

The auditing company serving until the approval of the financial statements for the year 2011 is Deloitte & Touche, in accordance with the resolution of the Shareholders’ Meeting of June 14, 2006.

At the general meeting of April 28, 2011 the stockholders approved the recommendation of the Board of Statutory Auditors to appoint PricewaterhouseCoopers S.p.A. to carry out the statutory audit of accounts for the nine-year period 2012-2020.

Manager responsible for the preparation of the Company’s financial reports

On April 29, 2009, the Board of Directors confirmed Enrico Cavatorta as the manager responsible for the preparation of the Company’s financial reports.

The appointed manager will remain in office until: (a) termination of the entire Board of Directors which appointed him; (b) dismissal from the office; or (c) revocation of the office by the Board itself.

The appointed manager has been granted all the powers and resources necessary to perform his duties according to the applicable regulations of the Italian Consolidated Financial Law and of the related performance regulations. In particular, the appointed manager has been granted wide powers connected to: (i) the preparation of adequate administrative and accounting procedures for the preparation of both the separate and consolidated financial statements as well as of any notice of a financial nature; (ii) the issue of certifications pursuant to article 154-bis paragraph 2, of the Italian Consolidated Financial Law with reference to the acts and the communications of the Company disclosed to the market and relating to the accounting report, including half-year reports, of the Company; and (iii) the issue, together with the Chief Executive Officer, of certificates pursuant to article 154-bis paragraph 5, of the Italian Consolidated Financial Law, with reference to the separate financial statements, the six-monthly financial statements and the consolidated financial statements. More generally, the appointed manager has been granted the power to perform any activity necessary or useful for the appropriate performance of the above-mentioned task including power to expend Company funds within the limits of the powers already granted to Mr. Cavatorta, with exception of the possibility to spend amounts in excess of the above-mentioned limits, where necessary and upon specific and justified request by the appointed manager, subject to prior approval by the Board of Directors.

III. BY-LAWS, CODE OF CONDUCT AND PROCEDURES

By-laws

The current Company by-laws were most recently amended on the resolution of the Board of Directors on October 25, 2010 for the purpose of adapting the by-laws to the provision of Italian Legislative Decree January 27, 2010, no. 27, containing “Implementation of directive 2007/36/EC, on the exercising of certain rights of shareholders in listed companies” as well as Italian Legislative Decree no. 39 of January 27, 2010 containing provisions on the subject of auditing.

The Board of Directors, authorized by article 23 of the by-laws, therefore amended articles 9, 11, 12, 17, 27 and 28.

The text of the by-laws is available on the website www.luxottica.com in the Governance/ By-laws section.

Code of Ethics and Procedure for Handling Reports and Complaints regarding Violations of Principles and Rules Defined and/or Acknowledged by Luxottica Group

The “Code of Ethics of Luxottica Group” represents the values underlying all of the Group’s business activities and is subject to constant verification and updating to reflect the proposals derived in particular from U.S. regulations.

The Code, originally approved by the Board of Directors on March 4, 2004, has been adapted over the years and was finally updated by the Board itself during the meeting of July 31, 2008.

In addition to the Code, there is a Procedure for the Handling of Reports and Complaints of Violations of principles and rules defined and/or acknowledged by Luxottica Group.

The procedure covers reports, complaints and notifications of alleged fraud, violation of ethical and behavioral principles set forth in the Code of Ethics of the Group and of irregularities or negligence in accounting, internal controls and auditing.

Complaints received from both internal and external subjects by the Group are taken into consideration: the Group undertakes to safeguard the anonymity of the informant and to ensure that the employee reporting the violation is not subject to any form of retaliation.

The reports of violations of principles and rules defined or recognized by the Group are submitted to the person in charge of the Internal Audit, who in turn submits them to the Chairman of the Board of Statutory Auditors.

The Code of Ethics is available on www.luxottica.com, in the Company/Values and Ethics section.

Procedure for transactions with related parties

On October 25, 2010 the Board of Directors voted unanimously to adopt a new procedure to regulate transactions with related parties pursuant to the new provisions of CONSOB regulation 17221/2010.

The procedure, which was approved by the Internal Control Committee (composed exclusively of independent Directors), became applicable at the beginning of January 1, 2011.

The procedure regulates the execution of major and minor transactions. Transactions with and among subsidiary companies, associated companies, ordinary transactions, transactions of an inferior amount (of an amount less than Euro 2.5 million or, with regard to the remuneration of a member of a management or control body or managers with strategic responsibilities, of an amount less than Euro 250,000) are excluded from the application of the procedure.

The Board of Directors also reached the following decisions, among others, with regard to the interested parties involved in each individual transaction, where possible each time, that: (i) the Human Resources Committee - composed of non-executive directors, the majority being independent - were to be involved and consulted regarding transactions for the remuneration and economic benefits of the members of the management and control bodies and managers in strategic roles; (ii) the Internal Control Committee was to be involved in and consulted about other transactions with related parties.

Further information on the application of the procedure with regard to remuneration and assignment of benefits to the members of the management and control bodies and managers in strategic roles are stated in the previous paragraph “Remuneration of Directors” and in the remuneration report.

The procedure is available on the website www.luxottica.com, in the Governance/ Procedures section.

Internal Dealing Procedure

On March 27, 2006, in order to implement internal dealing regulatory changes, as set forth in article 114, seventh paragraph, of the Italian Consolidated Financial Law and articles 152-sexies et seq. of the Regulations for Issuers, the Board of Directors approved the Internal Dealing Procedure. This Procedure was last updated on February 14, 2012.

The Internal Dealing Procedure regulates in detail the behavioral and disclosure obligations relating to transactions in Luxottica shares or American Depositary Receipts (ADRs) completed by so-called “relevant parties”.

The relevant parties - namely directors, auditors of the Company and seven managers with strategic functions (pursuant to article 152-sexies letter c2) - inform the Company, CONSOB and the public about any transactions involving the purchase, sale, subscription or exchange of Luxottica shares or financial instruments connected to them. Transactions with an overall value of less than Euro 5,000 at the end of the year and, subsequently, the transactions that do not reach a total equivalent value of a further Euro 5,000 by the end of the year do not need to be reported.

The procedure provides for black-out periods during which the interested parties are not allowed to trade any Luxottica securities.

The procedure is available on the website www.luxottica.com, in the Governance/ Procedures section.

Procedure for the Processing of Confidential Information

On March 27, 2006, in compliance with articles 114, 115-bis of the Italian Consolidated Financial Law and of articles 152-bis et seq. of the Regulations for Issuers, as well as the regulations contained in the Code of Conduct, the Board of Directors adopted a Procedure for the processing of confidential information (pursuant to article 181 of the Italian Consolidated Financial Law), in order to ensure that the disclosure thereof is timely, thorough and adequate. This procedure was last updated on February 14, 2012.

The following persons are required, among other things, to comply with the confidentiality of such documents and information: (i) directors; (ii) statutory auditors; (iii) any manager in Luxottica and in the companies belonging to the Group; and (iv) any other employees of Luxottica and of the companies belonging to the Group who, by virtue of their function or position, become aware of information and/or acquire information classified as confidential information.

The procedure for the processing of confidential information also requires the identification of the persons responsible for external relations, their expected behavior, the operational procedures and related obligations to comply with the same. The policy also indicates the characteristics, contents and procedures for updating the Register of people with access to confidential information.

This Register was implemented by Luxottica in order to comply with the provisions of article 115-bis of the Italian Consolidated Financial Law.

This policy is available on the website www.luxottica.com, in the Governance/Procedures section.

Appointment of External Auditors

U.S. regulations in force provide that either the Audit Committee or the equivalent body under the specific rules of the issuer’s home country must approve the services provided by external auditors to the Company and to its subsidiaries.

To this end, on October 27, 2005, the Board of Directors approved the “Group Procedure for the Appointment of External Auditors”, in order to protect the independence of the external auditor, which is the fundamental guarantee of the reliability of the accounting information regarding the appointing companies. This policy was last updated on October 25, 2010, also in order to adapt to Italian Legislative Decree 39/2010.

The parent company’s external auditor is the main auditor for the entire Luxottica Group.

The limitations on the appointment contained in this policy derive from current regulations in Italy and in the United States, by virtue of the fact that the Company’s shares are listed both on the MTA, organized and managed by Borsa Italiana, and on the New York Stock Exchange, without prejudice to any additional constraints imposed by any local laws applicable to the individual non-Italian subsidiary companies.

The policy is available on the website www.luxottica.com, in the Governance/Procedures section.

IV. SHAREHOLDERS’ MEETINGS

The Board of Directors determines the venue, date and time of the shareholders’ meeting in order to facilitate the participation of shareholders.

The Luxottica Directors and Auditors endeavor to attend the meetings, in particular those Directors who, by virtue of their position, may contribute significantly to the discussion and report on the activities performed.

The Governance/GM section of the Company’s website contains the relevant information regarding shareholders’ meetings held during the most recent fiscal years, including the resolutions passed, the notices of call, as well as the documentation concerning the items on the agenda.

Additional documentation for the meetings is made available also on the internet website of the Company for the time limits set by current provisions of the law.

Luxottica has adopted a Regulation for shareholders’ meetings to ensure the regular and functional management of ordinary and extraordinary Shareholders’ Meetings and to ensure that each shareholder is allowed to express an opinion on the items being discussed. The Regulation is available at the Company’s registered office and at the venues in which the Shareholders’ Meetings are held; the Regulation is also available to the public on the website www.luxottica.com, in the Governance/GM section.

The Board of Directors, in the meeting of February 28, 2011, updated the Regulation, which were then approved by the shareholders’ meeting of September 14, 2004, for the sole purpose of adapting it to the new legal provisions introduced by Italian Legislative Decree 27/2010.

Pursuant to article 12 of the by-laws, those stockholders for whom the Company has received notice by the relevant intermediary pursuant to the centralized management system of the financial instruments, pursuant to the regulations and legal provisions in force at that time, shall be entitled to attend the Meeting and to vote.

All persons entitled to attend the Meeting may be represented by written proxy in accordance with the provisions of law. The proxy can also be sent electronically, according to the methods established by the regulations of the Italian Ministry of Justice. The electronic notification of the proxy can be carried out, in compliance with the provisions stated in the notice of invitation to attend, by using the special section on the website of the Company, or, if stated in the notice of invitation to attend, by sending the document to the certified e-mail address of the Company.

The proxy may also be granted to the representative appointed by the Company with voting instructions on all or some of the proposals on the agenda in accordance with article 135-undecies of the Italian Consolidated Financial Law.

The Company by-laws do not provide for voting by mail.

Pursuant to article 14 of the by-laws, the provisions of the law are applied in relation to the validity of the composition of the meeting and the related resolutions.

During 2011 the Shareholders’ Meeting convened on April 28, 2011 to pass resolutions on the following items on the agenda:

1.               approval of the financial statements as at and for the year ending December 31, 2010;

2.               allocation of the net income and distribution of the dividend;

3.               assignment of the office of auditing of accounts for the 2012-2020 fiscal years.

V. INVESTOR RELATIONS

An investor relations team, directly reporting to the Chief Executive Officer, is dedicated to relations with the national and international financial community, with investors and analysts, and with the market.

The Company set up a specific Investors section on its website to provide information that may be of interest to Company shareholders and investors. Documents on corporate governance are also available on the website www.luxottica.com and may be requested via e-mail at the following address: investorrelations@luxottica.com.

SECTION III — SUMMARY OF THE MOST RELEVANT CORPORATE EVENTS SUBSEQUENT TO THE CLOSING OF FISCAL YEAR 2011

Below is a summary of the most significant events that occurred after the closing of fiscal year 2011 up to the date of this Report. The most significant events have already been described in the paragraphs above.

After closing the 2011 fiscal year, the Board of Directors:

(a)          in accordance with the Application Criteria 1.C.1. (a) and 1.C.1. (b) of the Code of Conduct, approved the annual report concerning the organizational and accounting corporate structure of Luxottica Group, identifying strategically important subsidiaries;

(b)         on the basis of the answers to a specific questionnaire, assessed the size, composition and performance of the Board itself and of the Committee in compliance with Application Criteria 1.C.1. (g) acknowledging the adequacy of the composition of the Board, of the Committee and their respective performances;

(c)          evaluated whether the requirements for independence existed, based on the information available and the information provided by the non-executive Directors by virtue of the provisions of the Italian Consolidated Financial Law and of the Code of Conduct, determining Roger Abravanel, Mario Cattaneo, Claudio Costamagna, Ivanhoe Lo Bello, Marco Mangiagalli, Gianni Mion and Marco Reboa to be independent directors;

(d)         verified that the present composition of the Board of Directors is compliant with the criteria established with respect to the maximum number of posts to be held in other companies;

(e)          decided to allocate specific funds to be made available to the Internal Control Committee and to the Human Resources Committee, as well as to the Board of Statutory Auditors in its capacity as Audit Committee and to the Supervisory Board in order to provide them with adequate financial resources to perform their respective tasks in compliance with Application Criteria 5.C.1. (e);

(f)            evaluated the adequacy, efficiency and effective functioning of the internal control system as described in the report in point (a) above and by the report of the Internal Control Committee in compliance with Application Criteria 8.C.1. (c);

(g)         approved the audit plan for 2012, which had already been approved by the Internal Control Committee;

(h)         on the proposal of the Human Resources Committee, implemented the remuneration policy for the year 2012, which had already been defined during the 2011 fiscal year;

(i)             revised the Organization, Management and Control Model ex. Italian Legislative Decree 231/2001 in order to also include crimes related to environmental protection; and

(j)             revised the procedures in force regarding internal dealing and the management of privileged information.

In accordance with the provisions of the Code of Conduct, the Board of Statutory Auditors assessed the evaluation made by the Directors on their independence and has verified the compliance with the requirements for each individual auditor as outlined by the Code of Conduct (articles 10.C.2 and 3.C.1).

Milan, February 28, 2012

1. COMPOSITION OF THE BOARD OF DIRECTORS AND OF THE COMMITTEES — FISCAL YEAR 2011

DIRECTORS IN OFFICE

			Non-			Number of other offices	Internal Control Committee		Human Resources Committee
Position	Members	Executive	executive	Independent	(*)	(**)	(***)	(*)	(***)	(*)
Chairman	Leonardo Del Vecchio	X			87.5%	4				—
Vice Chairman	Luigi Francavilla	X			87.5%	1
CEO	Andrea Guerra	X			100%	2
Director	Roger Abravanel			X	87.5%	4			X	80%
Director	Mario Cattaneo			X	100%	7	X	100%
Director	Enrico Cavatorta	X			100%	—
Director	Roberto Chemello		X		100%	1
Director	Claudio Costamagna			X	100%	4			X	100%
Director	Claudio Del Vecchio		X		87.5%	—
Director	Sabina Grossi		X		100%	1			X	100%
Director	Sergio Erede		X		100%	6
Director	Ivanhoe Lo Bello			X	100%	1	X	75%
Director	Marco Mangiagalli			X	100%	2	X	100%
Director	Gianni Mion			X	100%	7			X	100%
Director	Marco Reboa			X	100%	4	X	100%
Number of meetings held during fiscal year 2011		BoD: 8	Internal Control Committee: 8				Human Resources Committee: 5

NOTES

(*)                    Indicates the percentage of participation of the Directors in the meetings of the Board of Directors and of the Committees.

(**)             Lists the number of offices as director or auditor performed by the interested party in other listed companies, banks, financial, insurance companies or companies of a significant size, in compliance with the criteria implemented by the Company and described in Section II of this Report.

(***)      An “X” indicates that the member of the Board of Directors is also a member of the Committee.

2. BOARD OF STATUTORY AUDITORS — 2011 FISCAL YEAR

		Percentage
		of attendance at the	Number of other
Position	Members	Board meetings	positions in office held (*)
Chairman	Francesco Vella	100%	3 - 1 of which listed
Statutory Auditor	Alberto Giussani	87.5%	8 - 5 of which listed
Statutory Auditor	Enrico Cervellera	87.5%	7 - 3 of which listed

Number of meetings during the 2011 fiscal year: 8

(*)

Indicates the number of offices as director or auditor performed by the interested party in other listed companies indicated in book V, title V, paragraphs V, VI and VII of the Italian Civil Code, with the number of offices held in listed companies.

Pursuant to article 27 of the Company by-laws, a candidate list for the appointment of the Board of Statutory Auditors may be submitted by any shareholder who, at the time of submission, owns, on its own or jointly with other shareholders submitting the list, an interest equal or greater than the threshold determined by CONSOB pursuant to article no. 147-ter, paragraph 1, of Italian Legislative Decree 58/1998. In the event that at the expiry of the deadline for the submission of the lists, only one list has been submitted, or lists have been submitted by shareholders who are related to each other pursuant to the applicable provisions, additional lists may be submitted up to four days after such date or up to the date that may be set by binding laws in force at that time. In such case, the above thresholds set for the submission of lists are halved.

3. OTHER PROVISIONS OF THE CODE OF CONDUCT

Summary of the grounds
for possible divergence from
	YES	NO	the Code’s recommendations
Granting of authorities and transactions with related parties
The Board of Directors granted authorities defining their:
a) limits	YES
b) conditions of exercise	YES
c) and frequency of reporting?	YES
Did the Board of Directors reserve the right to review and approve the transactions involving a significant economic, asset or financial relevance (including transactions with related parties)?	YES
Did the Board of Directors define guidelines and criteria for the identification of “significant transactions”?	YES
Are the above-mentioned guidelines and criteria described in the Report?	YES
Did the Board of Directors define specific procedures for the review and approval of the transactions with related parties?	YES
Are the procedures for the approval of transactions with related parties described in the report?	YES

Procedures of the most recent appointment of Directors and Auditors
Were the candidacies for the office of director submitted at least ten days in advance?	YES
Were the candidacies for the office of director accompanied by extensive information?	YES
Were the candidacies for the office of director accompanied by an indication of the compliance with the requirement of independence?	YES
Were the candidacies for the office of auditor submitted at least ten days in advance?	YES
Were the candidacies for the office of auditor accompanied by extensive information?	YES

Meetings
Did the Company approve Rules and Procedures for the Shareholders’ Meeting?	YES
Are the Rules and Procedures annexed to the Report or is there an indication as to where they may be found/downloaded?	YES		They may be found and downloaded on the website www.luxottica.com

Internal Control
Did the Company appoint internal control officers?	YES
Are the officers independent from managers of operational areas?	YES
Organization department responsible for internal control			Internal Auditing

Investor relations
Did the Company appoint an investor relations manager?	YES
Organization department and contact details (address/telephone/fax/e-mail) of the investor relations manager			Investor Relations Director Alessandra Senici Via Cantǔ 2, Milano Fax: +39 02 86334092 Tel: +39 02 86334662 investorrelations@luxottica.com

Consolidated financial statements

Consolidated statements of financial position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010 (*)

	At December 31
(thousands of Euro)	Footnote reference	2011	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	905,100	679,852
Accounts receivable — net	7	714,033	655,892
Inventory — net	8	649,506	590,036
Other assets	9	230,850	226,759
Total current assets		2,499,489	2,152,539

NON-CURRENT ASSETS:
Property, plant and equipment — net	10	1,169,066	1,096,204
Goodwill	11	3,090,563	2,890,397
Intangible assets — net	11	1,350,921	1,287,933
Investments	12	8,754	54,083
Other assets	13	147,625	148,125
Deferred tax assets	14	377,739	364,299
Total non-current assets		6,144,667	5,841,040

TOTAL ASSETS		8,644,156	7,993,579

	At December 31
(thousands of Euro)	Footnote reference	2011	2010
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	193,834	158,648
Current portion of long-term debt	16	498,295	197,566
Accounts payable	17	608,327	537,742
Income taxes payable	18	39,859	60,067
Other liabilities	19	632,932	549,280
Total current liabilities		1,973,247	1,503,303

NON-CURRENT LIABILITIES:
Long-term debt	20	2,244,583	2,435,071
Liability for termination indemnities	21	45,286	45,363
Deferred tax liabilities	22	456,375	429,848
Other liabilities	23	299,545	310,590
Total non-current liabilities		3,045,789	3,220,872

STOCKHOLDERS’ EQUITY:
Luxottica Group stockholders’ equity	24	3,612,928	3,256,375
Non-controlling interests	25	12,192	13,029
Total stockholders’ equity		3,625,120	3,269,404

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		8,644,156	7,993,579

(*) In accordance with IAS/IFRS. See notes to the consolidated financial statements.

Consolidated statement of income

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010 (*)

(thousands of Euro)(1)	Note reference	2011	2010
Net sales	26	6,222,483	5,798,035
Cost of sales		2,168,065	1,990,205
Gross profit		4,054,419	3,807,831

Selling	26	1,994,979	1,896,521
Royalties	26	106,322	99,606
Advertising	26	408,483	371,852
General and administrative	26	737,495	727,693
Total operating expenses		3,247,278	3,095,672

Income from operations		807,140	712,159

Other income/(expense)
Interest income	26	12,472	8,494
Interest expense	26	(121,067)	(106,987)
Other — net	26	(3,273)	(8,130)
Income before provision for income taxes		695,273	605,535
Provision for income taxes	26	(236,972)	(218,219)
Net income from continuing operations		458,300	387,315
Discontinued operations		—	19,944
Net Income		458,300	407,258

Of which attributable to:
— Luxottica Group stockholders		452,343	402,187
— Non-controlling interests		5,957	5,072
Net income		458,300	407,258

Weighted average number of shares outstanding:
Basic		460,437,198	458,711,441
Diluted		463,296,262	460,535,397
EPS:
Basic — from continuing operations		0.98	0.83
Basic — from discontinued operations		0.00	0.04
Basic		0.98	0.88
Diluted — from continuing operations		0.98	0.83
Diluted — from discontinued operations		0.00	0.04
Diluted		0.98	0.87

(1) Amounts in thousands except per share data.

(*) In accordance with IAS/IFRS. See notes to the consolidated financial statements.

Statement of comprehensive income

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010 (*)

(thousands of Euro)	2011	2010
Net income	458,300	407,258
Other comprehensive income:
Cash Flow Hedge — net of tax	21,114	(3,223)
Currency translation differences	72,660	233,518
Actuarial gain/(loss) on defined benefit plans — net of tax	(37,186)	(8,744)
Total other comprehensive income — net of tax	56,588	221,551

Total comprehensive income for the period	514,888	628,810

Attributable to:
— Luxottica Group stockholders’ equity	508,722	622,949
— Non-controlling interests	6,166	5,861
Total comprehensive income for the period	514,888	628,810

(*) In accordance with IAS/IFRS. See notes to the consolidated financial statements.

Consolidated statement of stockholders’ equity

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010 (*)

							Translation
	Capital stock			Additional		Stock	of foreign		Stock-	Non-
	Number		Legal	paid-in	Retained	options	operations	Treasury	holders’	controlling
(thousands of Euro)	of shares	Amount	reserve	capital	earnings	reserve	and other	shares	equity	interests
Balance as of January 1, 2010	464,386,383	27,863	5,561	166,912	2,900,213	124,563	(405,160)	(82,713)	2,737,239	16,376
Net income	—	—	—	—	402,187	—	—	—	402,187	5,072
Other comprehensive income:
Translation difference	—	—	—	—	—	—	232,729	—	232,729	789
Cash Flow Hedge — net of taxes of Euro 0.3 million	—	—	—	—	(3,223)	—	—	—	(3,223)	—
Actuarial gains/(losses) — net of taxes of Euro 4.6 million	—	—	—	—	(8,744)	—	—	—	(8,744)	—
Total comprehensive income as of December 31, 2010	—	—	—	—	390,220	—	232,729	—	622,949	5,861

Exercise of Stock Options	1,690,827	101	—	22,316	—	—	—	—	22,417	—
Non-cash Stock based compensation — net of taxes of Euro 1.7 million	—	—	—	—	—	34,621	—	—	34,621	—
Excess tax benefit on Stock Options	—	—	—	2,084	—	—	—	—	2,084	—
Investments in treasury shares net of taxes of Euro 16.5 million	—	—	—	27,511	—	—	—	(29,816)	(2,305)	—
Dividends (Euro 0.35 per share)	—	—	—	—	(160,630)	—	—	—	(160,630)	(9,208)
Allocation of Legal Reserve	—	—	17	—	(17)	—	—	—	—	—
Balance as of December 31, 2010	466,077,210	27,964	5,578	218,823	3,129,786	159,184	(172,431)	(112,529)	3,256,375	13,029

							Translation
	Capital stock			Additional		Stock	of foreign			Non-
	Number		Legal	paid-in	Retained	options	operations	Treasury	Stockholders’	controlling
(thousands of Euro)	of shares	Amount	reserve	capital	earnings	reserve	and other	shares	equity	interests
Balance as of January 1, 2011	466,077,210	27,964	5,578	218,823	3,129,786	159,184	(172,431)	(112,529)	3,256,375	13,029
Net income	—	—	—	—	452,343	—	—	—	452,343	5,957
Other comprehensive income:
Translation difference	—	—	—	—	—	—	72,451	—	72,451	209
Cash Flow Hedge — net of taxes
of Euro 11.4 million	—	—	—	—	21,114	—	—	—	21,114	—
Actuarial gains/(losses) — net of taxes
of Euro 22.9 million	—	—	—	—	(37,186)	—	—	—	(37,186)	—
Total comprehensive income as of December 31, 2011	—	—	—	—	436,271	—	72,451	—	508,722	6,166

Exercise of Stock Options	1,274,467	77	—	18,132	—	—	—	—	18,209	—
Non-cash Stock based compensation	—	—	—	—	—	44,555	—	—	44,555	—
Excess tax benefit on Stock Options	—	—	—	60	—	—	—	—	60	—
Investments in treasury shares	—	—	—	—	—	—	—	(10,473)	(10,473)	—
Gifting of shares to employees	—	—	—	—	(5,584)	—	—	5,584	—	—
Chage in the consolidation perimeter	—	—	—	—	(1,995)	—	—	—	(1,995)	(2,911)
Dividends (Euro 0.44 per share)	—	—	—	—	(202,525)	—	—	—	(202,525)	(4,092)
Allocation of Legal Reserve	—	—	22	—	(22)	—	—	—	—	—
Balance as of December 31, 2011	467,351,677	28,041	5,600	237,015	3,355,931	203,739	(99,980)	(117,418)	3,612,928	12,192

(*) In accordance with IAS/IFRS. See notes to the consolidated financial statements.

Consolidated statement of cash flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010 (*)

(thousands of Euro)	2011	2010
Net income	458,300	407,259

Stock-based compensation	44,496	32,940
Depreciation and amortization	323,889	322,062
Net loss on disposals of fixed assets and other	16,570	4,990
Other non–cash items (**)	(4,654)	4,524
Changes in accounts receivable	(36,014)	(1,606)
Changes in inventories	(30,520)	(36,544)
Changes in accounts payable	51,051	86,667
Changes in other assets/liabilities	17,807	(21,114)
Changes in income taxes payable	(20,029)	32,455
Total adjustments	362,596	424,374

Cash provided by operating activities	820,896	831,633

Property, plant and equipment:
– Additions	(228,635)	(230,358)
– Disposals	—	—
Purchases of businesses – net of cash acquired (***)	(123,600)	(121,761)
Sales of businesses – net of cash disposed	—	5,520
Investments in equity investees	—	(20,684)
Additions to intangible assets	(107,646)	—

Cash used in investing activities	(459,881)	(367,283)

Long-term debt:
– Proceeds	250,610	881,705
– Repayments	(230,447)	(930,362)
Increase (decrease) in short-term lines of credit	3,699	14,185
Exercise of stock options	18,210	22,416
Sale of treasury shares	(10,473)	14,195
Dividends	(206,617)	(169,839)
Cash used in financing activities	(175,018)	(167,700)

(thousands of Euro)	2011	2010
Increase in cash and cash equivalents	185,997	296,650

Cash and cash equivalents, beginning of the period	664,957	346,624

Effect of exchange rate changes on cash and cash equivalents	28,078	21,684
Cash and cash equivalents, end of the period	879,032	664,958

Supplemental disclosure of cash flows information:

(thousands of Euro)	2011	2010
Cash paid during the period for interest	132,969	115,010
Cash paid during the period for income taxes	229,326	186,045

The following is a reconciliation between the balance of cash and cash equivalents according to the consolidated statement of cash flows and the balance of cash and cash equivalents according to the consolidated balance sheets:

Cash and cash equivalents according to the consolidated statement of cash flows (net of bank overdrafts)	879,032	664,958
Bank overdrafts	26,068	14,894
Cash and cash equivalents according to the consolidated balance sheets	905,100	679,852

(*)                   In accordance with IAS/IFRS.

(**)            Other non-cash items include deferred taxes for Euro 15.5 million (Euro 31.5 million in 2010), gain on sale of business for Euro 0.0 million (Euro (8.2) million in 2010), income from acquisition of business for Euro (19.3) million in 2011 (Euro 0 million in 2010), the reversal of some contingent liabilities recorded upon the sale the retail business Things Remembered, occurred in 2006 for Euro 0.0 million (Euro (19.9) million in 2010), other non-cash items for Euro (0.9) million (Euro 1.1 million in 2010).

(***)     Purchases of businesses — net of cash acquired include the purchase of the remaining 60 percent of MOI for Euro 89.9 million. (Euro 0.0 million in 2010), the purchase of two retail chains in Mexico for Euro 19 million (Euro 0.0 million in 2010), non-controlling interest in the Turkey subsidiary Luxottica Gözlük Endüstri ve Ticaret Anonim Tirketi for Euro 0.0 million (Euro 61.8 million in 2010), the purchase of the non-controlling interest in the English subsidiary Sungluss Hut UK for Euro 0.0 (Euro 32.3 million in 2010), the purchase of the OP Pty Ltd group in Australia for Euro 0.0 million (Euro 14.6 million in 2010) and other acquisitions for Euro 14.8 million (Euro 13.1 million in 2010).

See notes to the consolidated financial statements.

Notes

GENERAL INFORMATION

Luxottica Group S.p.A. (henceforth, the “Company”) is a corporation with a registered office in Milan, Italy, at Via C. Cantù 2.

The Company and its subsidiaries (collectively, the “Group”) operate in two industry segments: (1) manufacturing and wholesale distribution; and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid to premium-priced prescription frames and sunglasses, as well as of performance optics products. Through its retail operations, as of December 31, 2011, the Company owned and operated approximately 6,511 retail locations worldwide and franchised an additional 531 locations principally through its subsidiaries Luxottica Retail North America, Inc., Sunglass Hut Trading, LLC, OPSM Group Limited, Oakley Inc. (“Oakley”) and Multiopticas.

The retail division’s fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of the North America retail division for the 52-week periods for fiscal years 2011 and 2010. The fiscal years for the retail distribution divisions in Asia-Pacific and South Africa included a 52-week period for 2011 and 52-week period for 2010.

The Company is controlled by Delfin S.à r.l., a company subject to Luxembourg law.

These consolidated financial statements were authorized to be issued by the Board of Directors of the Company at its meeting on February 28, 2012.

BASIS OF PREPARATION

The consolidated financial statements as of December 31, 2011 have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as of the date of approval of these consolidated financial statements by the Board of Directors of the Company.

IFRS are all the international accounting standards (“IAS”) and all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The principles and standards utilized in preparing these consolidated financial statements have been consistently applied through all periods presented.

The presentation of certain prior year information has been reclassified to conform to the current presentation. For further details on the reclassification made to the 2010 information, please refer to note 10 “Property, plant and equipment — net” and note 11 “Goodwill and intangible assets — net” where the Group reclassified Euro 132.9 million of software. Please note that the above mentioned reclassifications had no impact on either net equity or total current and non-current assets and liabilities as presented in the 2010 consolidated financial statements.

These consolidated financial statements are composed of a consolidated statement of income, a consolidated statement of comprehensive income, a consolidated statement of financial position, a consolidated statement of cash flows, a consolidated statement of stockholders’ equity and related notes to the consolidated financial statements.

The Company’s reporting currency for the presentation of the consolidated financial statements is the Euro. Unless otherwise specified, the figures in the statements and within these notes to the consolidated financial statements are expressed in thousands of Euro.

The Company presents its consolidated statement of income using the function of expense method. The Company presents current and non-current assets and current and non-current liabilities as separate classifications in its consolidated statements of financial position. This presentation of the consolidated statement of income and of the consolidated statement of financial position is believed to provide the most relevant information. The consolidated statement of cash flows was prepared and presented utilizing the indirect method.

The financial statements were prepared using the historical cost convention, with the exception of certain financial assets and liabilities for which measurement at fair value is required.

The consolidated financial statements have been prepared on a going concern basis. Management believes that there are no material uncertainties that may cast significant doubt upon the Group’s ability to continue as a going concern.

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION PRINCIPLES

Subsidiaries

Subsidiaries are any entities over which the Group has the power to govern the financial and operating policies (as defined by IAS 27 – Consolidated and Separate Financial Statements), generally with an ownership of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of income.

In business combinations achieved in stages, the Group remeasures its previously held equity interest in the acquiree at its acquisition date fair value and recognizes the resulting gain or loss, if any, in profit and loss, within the operating income in consideration of the Group strategy to continue growing through acquisitions.

Inter-company transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The individual financial statements used in the preparation of the consolidated financial statements are prepared and approved by the administrative bodies of the individual companies.

Transactions with non-controlling interests

Transactions with non-controlling interests are treated as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss.

Associates

Associates are any entities over which the Group has significant influence but not control, generally with ownership of between 20 percent and 50 percent of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

The Group’s share of its associates’ post-acquisition profits or losses is recognized in the consolidated statement of income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognized in the consolidated statement of income.

Other companies

Investments in entities in which the Group does not have either control or significant influence, generally with ownership of less than 20 percent, are originally recorded at cost and subsequently measured at fair value.

Translation of the financial statements of foreign companies

The Group records transactions denominated in foreign currency in accordance with IAS 21 — The Effect of Changes in Foreign Exchange Rates.

The results and financial position of all the Group entities (none of which have the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a)          assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

(b)         income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(c)          all resulting exchange differences are recognized in other comprehensive income.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The exchange rates used in translating foreign operations are reported in the Exchange Rates Attachment to the Notes to the Consolidated Financial Statements.

CONSOLIDATION AREA

Please refer to note 4 “Business Combinations”, note 11 “Goodwill and Intangible assets -net” and note 12 “Investments” for the main changes in the consolidation area.

SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Investments qualify as cash equivalents only when they have a maturity of three months or less from the date of the acquisition.

Accounts receivable and other receivables

Accounts receivable and other receivables are carried at amortized cost. Losses on receivables are measured as the difference between the receivables’ carrying amount and the present value of estimated future cash flows discounted at the receivables’ original effective interest rate computed at the time of initial recognition. The carrying amount of the receivables is reduced through an allowance for doubtful accounts. The amount of the losses on written-off accounts is recorded in the consolidated statement of income within selling expenses.

Subsequent collections of previously written-off receivables are recorded in the consolidated statement of income as a reduction of selling expenses.

Inventories

Inventories are stated at the lower of the cost determined by using the average annual cost method by product line and the net realizable value. Provisions for write-downs for raw materials and finished goods which are considered obsolete or slow moving are computed taking into account their expected future utilization and their realizable value. The realizable value represents the estimated sales price, net of estimated sales and distribution costs.

Property, plant and equipment

Property, plant and equipment are measured at historical cost. Historical cost includes expenditures that are directly attributable to the acquisition of the items. After initial recognition, property, plant and equipment is carried at cost less accumulated depreciation and any accumulated impairment loss. The depreciable amount of the items of property, plant and equipment, measured as the difference between their cost and their residual value, is allocated on a straight-line basis over their estimated useful lives as follows:

Estimated useful life
Buildings and buildings improvements	From 19 to 40 years
Machinery and equipment	From 3 to 12 years
Aircraft	25 years
Other equipment	From 5 to 8 years
Leasehold improvements	The lower of 15 years and the residual duration of the lease contract

Depreciation ends on the date on which the asset is classified as held for sale, in compliance with IFRS 5 — Non-Current Assets Held for Sale and Discontinued Operations.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the financial period in which they are incurred.

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying item of property, plant and equipment are capitalized as part of the cost of that asset.

Upon disposal or when no future economic benefits are expected from the use of an item of property, plant and equipment, its carrying amount is derecognized. The gain or loss arising from derecognition is included in profit and loss.

Assets held for sale

Assets held for sale include non-current assets (or disposal groups) whose carrying amount will be primarily recovered through a sale transaction rather than through continuing use and whose sale is highly probable in the short term. Assets held for sale are measured at the lower of their carrying amount and their fair value, less costs to sell.

Finance and operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statement of income on a straight-line basis over the lease term.

Leases where lessees bear substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each finance lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in “long-term debt” in the statement of financial position. The interest element of the finance cost is charged to the consolidated statement of income over the lease period. The assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Intangible assets

(a)          Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(b)         Trademarks and other intangible assets

Separately acquired trademarks and licenses are shown at historical cost. Trademarks, licenses and other intangible assets, including distribution networks and franchisee agreements, acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of trademarks and licenses over their estimated useful lives.

Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized over the expected life of the customer relationship.

All intangible assets are subject to impairment tests, as required by IAS 36 — Impairment of Assets, if there are indications that the assets may be impaired.

Impairment of assets

Intangible assets with an indefinite useful life for example goodwill, are not subject to amortization and are tested at least annually for impairment.

Intangible assets with a definite useful life are subject to amortization and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

For the purposes of assessing impairment, intangible assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Intangible assets other than goodwill are reviewed at each reporting date to assess whether there is an indication that an impairment loss recognized in prior periods may no longer exist or has decreased. If such an indication exists, the loss is reversed and the carrying amount of the asset is increased to its recoverable amount which may not exceed the carrying amount that would have been determined if no impairment loss had been recorded.

The reversal of an impairment loss is recorded in the consolidated statement of income.

Financial assets

The financial assets of the Group fall into the following categories:

(a)          Financial assets at fair value through profit and loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets. In this case, the subsequent fair value changes are recorded based on specific criteria. For further information, refer to the paragraph, “Derivative financial instruments”.

The assets in this category are classified as current assets and recorded at their fair value at the time of their initial recognition. Transaction costs are immediately recognized in the consolidated statement of income.

After initial recognition, financial assets at fair value through profit and loss are measured at their fair value each reporting period. Gains and losses deriving from changes in fair value are recorded in the consolidated statement of income in the period in which they occur. Dividend income from financial assets at fair value through profit or loss is recognized in the consolidated statement of income as part of other income when the Group’s right to receive payments is established.

(b)         Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months or which are expected to be repaid within 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables are comprised of trade and other receivables. Loans and receivables are initially measured at their fair value plus transaction costs. After initial recognition, loans and receivables are measured at amortized cost, using the effective interest method.

(c)          Financial assets available for sale

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Financial assets available for sale are initially measured at their fair value plus transaction costs. After initial recognition, financial assets available for sale are carried at fair value. Any changes in fair value are recognized in other comprehensive income.

Dividend income from financial assets held for sale is recognized in the consolidated statement of income as part of other income when the Group’s right to receive payments is established.

A regular way purchase or sale of financial assets is recognized using the settlement date.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

The fair value of listed financial instruments is based on the quoted price on an active market. If the market for a financial asset is not active (or if it refers to non-listed securities), the Group defines the fair value by utilizing valuation techniques. These techniques include using recent arms-length market transactions between knowledgeable willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flows analysis, and pricing models based on observable market inputs, which are consistent with the instruments under valuation.

The valuation techniques are primarily based on observable market data as opposed to internal sources of information.

At each reporting date, the Group assesses whether there is objective evidence that a financial asset is impaired. In the case of investments classified as financial assets held for sale, a prolonged or significant decline in the fair value of the investment below its cost is also considered an indicator that the asset is impaired. If any such evidence exists for an available-for-sale financial asset, the cumulative loss, measured as the difference between the cost of acquisition and the current fair value, net any impairment loss previously recognized in the consolidated statement of income, is removed from equity and recognized in the consolidated statement of income.

Any impairment loss recognized on investment classified as available-for-sale financial asset is not reversed.

Derivative financial instruments

Derivative financial instruments are accounted for in accordance with IAS 39 — Financial Instruments: Recognition and Measurement.

At the date the derivative contract is entered into, derivative instruments are accounted for at their fair value and, if they are not designated as hedging instruments, any changes in fair value after initial recognition are recognized as components of net income for the year. If, on the other hand, derivative instruments meet the requirements for being classified as hedging instruments, any subsequent changes in fair value are recognized according to the following criteria, as illustrated below.

The Group designates certain derivatives as instruments for hedging specific risks associated with highly probable transactions (cash flow hedges).

For each derivative financial instrument designated as a hedging instrument, the Group documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives, the hedging strategy and the methodology to measure the hedging effectiveness. The hedging effectiveness of the instruments is assessed both at the hedge inception date and on an ongoing basis. A hedging instrument is considered highly effective when both at the inception date and during the life of the instrument, any changes in fair value of the derivative instrument offset the changes in fair value or cash flows attributable to the hedged items.

If the derivative instruments are eligible for hedge accounting, the following accounting criteria are applicable:

•                  Fair value hedge — When a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability (“hedged item”), both the changes in fair value of the derivative instrument as well as changes in the hedged item are recorded in the consolidated statement of income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statement of income as Other - net.

•                  Cash flow hedge — When a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of recognized assets or liabilities or highly probable forecasted transactions (“cash flow hedge”), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in equity. The cumulative gain or loss is removed from equity and recognized in the consolidated statement of income at the same time as the economic effect arising from the hedged item affects income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statement of income as Other — net. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statement of income to Other — net. When a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity, and is recognized when the economic effect arising from the hedged item affects income. The Group utilizes derivative financial instruments, primarily Interest Rate Swap and Currency Swap contracts, as part of its risk management policy in order to reduce its exposure to interest rate and exchange rate fluctuations. In the future, the Group may use other derivative financial instruments should they be considered appropriate for adequately hedging risks. Despite the fact that certain currency swap contracts are used as an economic hedge of the exchange rate risk, these instruments may not fully meet the criteria for hedge accounting pursuant to IAS 39. If so, the instruments are marked to market at the end of each reporting period and changes in fair value are recognized in the consolidated statement of income.

Accounts payable and other payables

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less from the reporting date. If not, they are presented as non-current liabilities.

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Long-term debt

Long-term debt is initially recorded at fair value, less directly attributable transaction costs, and subsequently measured at its amortized cost by applying the effective interest method. If there is a change in expected cash flows, the carrying amount of the long-term debt is recalculated by computing the present value of estimated future cash flows at the financial instrument’s original effective interest rate. Long-term debt is classified under non-current liabilities when the Group retains the unconditional right to defer the payment for at least 12 months after the balance sheet date and under current liabilities when payment is due within 12 months from the balance sheet date.

Long-term debt is removed from the statement of financial position when it is extinguished, i.e. when the obligation specified in the contract is discharged, canceled or expires.

Current and deferred taxes

The tax expense for the period comprises current and deferred tax.

Tax expenses are recognized in the consolidated statement of income, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In this case, tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted as of the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is recognized on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Employee benefits

The Group has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

Actuarial gains and losses due to changes in actuarial assumptions or to changes in the plan’s conditions are recognized as incurred in the consolidated statement of comprehensive income.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The

Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefits expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Provisions for risks

Provisions for risks are recognized when:

•                  the Group has a present obligation, legal or constructive, as a result of a past event;

•                  it is probable that the outflow of resources will be required; and

•                  the amount of the obligation can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Share-based payments

The Company operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options). The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted.

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to equity.

Recognition of revenues

Revenue is recognized in accordance with IAS 18 — Revenue. Revenue includes sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Group’s managed vision care business, eye exams and related professional services, and sales of merchandise to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues.

Wholesale Division revenues are recognized from sales of products at the time of shipment, as title and the risks and rewards of ownership of the goods are assumed by the customer at such time. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition. Accordingly, the Group records an accrual for the estimated amounts to be returned. This estimate is based on the Group’s right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations.

Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses.

Retail Division revenues are recognized upon receipt by the customer at the retail location or, for internet and catalogue sales, when goods are shipped to the customer. In some countries, the Group allows retail customers to return goods for a period of time and, as such, the Group records an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are recognized upon receipt of the products or services by the customer at the retail location. For internet and catalogue sales, advance payments and deposits from customers are not recorded as revenues until the product is delivered. The Retail Division also includes managed vision care revenues consisting of both fixed fee and fee-for-service managed vision care plans. For fixed-fee-plans, the plan sponsor pays the Group a monthly premium for each enrolled subscriber. Premium revenue is recognized as earned during the benefit coverage period. Premiums are generally billed in the month of benefit coverage. Any unearned premium revenue is deferred and recorded within other current liabilities on the consolidated statement of financial position. For fee for service plans, the plan sponsor pays the Company a fee to process its claims. Revenue is recognized as the services are rendered. This revenue is presented as third-party administrative services revenue. For these programs, the plan sponsor is responsible for funding the cost of claims. Accruals are established for amounts due under these relationships estimated to be uncollectible.

Franchise revenues based on sales by franchisees (such as royalties) are accrued and recognized as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Group and when the related store begins operations. Allowances are established for amounts due under these relationships when they are determined to be uncollectible.

The Group licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenues when earned.

The Wholesale and Retail Divisions may offer certain promotions during the year. Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer. Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Use of accounting estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and assumptions which influence the value of assets and liabilities as well as revenues and costs reported in the consolidated statement of financial position and in the consolidated statement of income, respectively or the disclosures included in the notes to the consolidated financial statements in relation to potential assets and liabilities existing as of the date the consolidated financial statements were authorized for issue.

Estimates are based on historical experience and other factors. The resulting accounting estimates could differ from the related actual results. Estimates are periodically reviewed and the effects of each change are reflected in the consolidated statement of income in the period in which the change occurs.

The current economic and financial crisis has resulted in the need to make assumptions on future trends that are characterized by a significant degree of uncertainty and, therefore, the actual results in future years may significantly differ from the estimate.

The most significant accounting principles which require a higher degree of judgment from management are illustrated below.

(a)          valuation of receivables. Receivables from customers are adjusted by the related allowance for doubtful accounts in order to take into account their recoverable amount. The determination of the amount of write-downs requires judgment from management based on available documentation and information, as well as the solvency of the customer, and based on past experience and historical trends;

(b)         valuation of inventories. Inventories which are obsolete and slow moving are periodically evaluated and written down in the case that their recoverable amount is lower than their carrying amount. Write-downs are calculated on the basis of management assumptions and estimates which are derived from experience and historical results;

(c)          valuation of deferred tax assets. The valuation of deferred tax assets is based on forecasted results which depend upon factors that could vary over time and could have significant effects on the valuation of deferred tax assets;

(d)         income taxes. The Group is subject to different tax jurisdictions. The determination of tax liabilities for the Group requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. The Group recognizes liabilities which could result from future inspections by the fiscal authorities on the basis of an estimate of the amounts expected to be paid to the taxation authorities. If the result of the abovementioned inspections differs from that estimated by Group management, there could be significant effects on both current and deferred taxes;

(e)          valuation of goodwill. Goodwill is subject to an annual impairment test. This calculation requires management’s judgment based on information available within the Group and the market, as well as on past experience; and

(f)            benefit plans. The Group participates in benefit plans in various countries. The present value of pension liabilities is determined using actuarial techniques and certain assumptions. These assumptions include the discount rate, the expected return on plan assets, the rates of future compensation increases and rates relative to mortality and resignations. Any change in the abovementioned assumptions could result in significant effects on the employee benefit liabilities.

Earnings per share

The Company determines earnings per share and earnings per diluted share in accordance with IAS 33 — Earnings per Share. Basic earnings per share are calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of shares outstanding during the period. For the purpose of calculating the diluted earnings per share, the Company adjusts the profit and loss attributable to ordinary equity holders, and the weighted average number of shares outstanding, for the effect of all dilutive potential ordinary shares.

Treasury Shares

Treasury shares are recorded as a reduction of stockholders’ equity. The original cost of treasury shares, as well as gains or losses on the purchase, sale or cancellation of treasury shares, are not recorded in the consolidated statement of income.

2. NEW ACCOUNTING PRINCIPLES

Certain new principles, amendments and interpretations are effective for reporting periods beginning on or after January 1, 2011.

Amendments and interpretations of existing principles which are effective for reporting periods beginning on January 1, 2011

IFRS 3 — Business Combinations: The amendment, applicable for annual periods beginning on or after July 1, 2010, clarifies that contingent consideration balances arising from business combinations whose acquisition date preceded the date when an entity first applied IFRS 3 as issued in 2008, do not have to be adjusted upon application of this IFRS. The amendment also clarifies that for each business combination, the acquirer shall measure at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle the holder to a proportionate share of the entity’s net assets in the event of liquidation either at fair value or the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The amendment also specifies that an acquirer must measure a liability or an equity instrument related to share-based payment transactions of the acquiree or the replacement of an acquiree’s share-based payment transactions with share-based payment transactions of the acquirer in accordance with the method set forth in IFRS 2 at the acquisition date. The amendment had no significant effects on the Group’s consolidated financial statements as of December 31, 2011.

IAS 24 (revised) — Related party disclosures, issued in November 2009. It supersedes IAS 24 — Related party disclosures, issued in 2003. The revised standard is mandatory for periods beginning on or after January 1, 2011, clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The amendment had no significant effects on the Group’s consolidated financial statements as of December 31, 2011.

IFRIC 14 amendments — Prepayments of a minimum funding requirement, issued in November 2009. The amendments, effective for annual periods beginning January 1, 2011, correct an unintended consequence of IFRIC 14, IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interactions. Without the amendments, entities are not permitted to recognize as an asset certain voluntary prepayments for minimum funding contributions. The amendments had no significant effect on the Group’s consolidated financial statements as of December 31, 2011.

IFRIC 19 — Extinguishing financial liabilities with equity instruments, issued in November 2009. The interpretation is effective for annual periods beginning on or after July 1, 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and results in the entity issuing equity instruments to a creditor to extinguish all or part of the financial liability. It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished.

IAS 32 amendment — Classification of rights issues, issued in October 2009. The amendment, applicable to annual periods beginning on or after February 1, 2010, addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. The amendment applies retrospectively in accordance with IAS 8 — Accounting policies, changes in accounting estimates and errors. The amendment had no significant effect on the Group’s consolidated financial statements as of December 31, 2011.

IFRS 7 — Financial Instruments: Disclosures. The amendment, applicable to annual periods beginning on or after July 1, 2010, emphasizes the interaction between qualitative and quantitative disclosures about the nature and extent of risks arising from financial liabilities. The amendment eliminates the requirement to disclose the carrying amount of financial assets that would otherwise be past due or impaired where their terms were renegotiated. The amendment also eliminates the requirement to disclose the fair value of collateral and other credit enhancements, which can be potentially misleading, although an entity is still required to disclose a description of the collateral and its financial effects. The amendment had no significant effect on the Group’s consolidated financial statements as of December 31, 2011.

IAS 1 — Presentation of Financial Statements. The amendment, applicable to annual periods beginning on or after January 1, 2011, requires, either in the statement of changes in equity or in the notes, an analysis of other comprehensive income by item. The amendment had no significant effect on the Group’s consolidated financial statements as of December 31, 2011.

IAS 27 — Consolidated and separate financial statements. The amendment clarifies the transition requirements for amendments arising as a result of IAS 27. The amendment had no significant effect on the Group’s consolidated financial statements as of December 31, 2011.

IAS 34 — Interim Financial Reporting. The amendment clarifies that the information included in the interim financial reporting on significant transactions and events should update the relevant information presented in the most recent annual report. The amendment had no significant effect on the Group’s consolidated financial statements as of December 31, 2011.

Amendments and interpretations of existing principles which are effective for reporting periods beginning after January 1, 2011 and not early adopted

IFRS 9 — Financial instruments, issued in November 2009. This standard is the first step in the process to replace IAS 39 — Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record — within the consolidated statement of comprehensive income — any changes in the fair value of investments which fall within the scope of IFRS 9. The standard is not applicable until January 1, 2015, but is available for early adoption. The Group has not early adopted and is assessing the full impact of adopting IFRS 9.

IFRS 10 — Consolidated Financial Statements, issued in May 2011. The new model replaces the current duality of IAS 27 and SIC12. The standard states that an investor, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee. An investor controls an investee if and only if the investor has (i) the power over the investee, (ii) exposure, or rights, to variable returns from its involvement with the investee and (iii) the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 defines relevant activities as activities of the investee that significantly affect the investee’s returns. Based on the new standard (i) power arises from rights (for the purpose of assessing power, only substantive rights are considered), (ii) there are possibilities of having power with less than 50 percent of voting rights, and (iii) potential voting rights are considered only if they are substantive, differently from IAS 27, under which only potential voting rights that are currently exercisable or convertible were relevant to determining control. The new standard introduces some factors to identifying whether a party is acting as an agent or a principal.

Concurrently with IFRS 10 the IASB issued in May 2011 IAS 27 — Separate Financial Statements, which prescribes the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IFRS 10 and IAS 27 supersede IAS 27 — Consolidated and separate financial statements (as amended in 2008).

IFRS 10 and IAS 27 are effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted so long as IFRS 10, IFRS 11, IFRS 12 and IAS 28 (2011) are adopted at the same time. The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group has not early adopted and is assessing the full impact of adopting IFRS 10.

IFRS 12 — Disclosure of Interests in Other Entities, issued in May 2011. IFRS 12 provides expanded disclosures about entity’s interests in subsidiaries, associates and joint arrangements. IFRS 12 moves away from requiring a “boiler-plate” list of disclosures to a more principles based approach. IFRS 12 applies only to the consolidated accounts. Disclosures relating to separate accounts are addressed in the revised IAS 27 — Separate Financial Statements. IFRS 12 also provides a new set of disclosures related to unconsolidated structured entities. The new disclosures should enable users to understand the nature and extent of the entity’s interests in unconsolidated structured entities and to evaluate the nature of risks associated with the structured entity. IFRS 12 provides a definition of a structured entity. IFRS 12 does not require disclosures for the interests in the other unconsolidated entities, which are outside of the definition of a structured entity. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is encouraged. An entity can choose to provide any of the disclosures in IFRS 12 without being forced to adopt IFRS 10, IFRS 11, IFRS 12, IAS 27 (revised) or IAS 28 (revised). The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group has not early adopted and is assessing the full impact of adopting IFRS 12.

IFRS 11 — Joint Arrangements, issued in May 2011. IFRS 11 supersedes IAS 31 and SIC 13 — Jointly Controlled Entities — Non-Monetary Contributions by Venturers.

IFRS 11 mainly addresses two aspects of IAS 31: a) the structure of the arrangement was the only determinant of the accounting and b) that an entity had a choice of accounting treatment for interests in jointly controlled entities. Based on the new standard the “types’ of joint arrangements are reduced to two: joint operations and joint ventures. In a joint operation the parties that have joint control have rights to the assets and obligations for the liabilities. In a joint venture the parties that have joint control have rights to the net assets of the arrangements. The policy choice in IAS 31 of proportionate consolidation for jointly controlled entities has been eliminated while equity accounting has been made mandatory for participants in joint ventures. Entities that participate in joint operations are required to recognise their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRS.

The new standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted so long as IFRS 10, IFRS 12, IAS 27 (2011) and IAS 28 (2011) are adopted at the same time. The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group believes that IFRS 11 will not have a material impact on the Group consolidated financial statements.

IFRS 13 — Fair value measurement, issued in May 2011. IFRS 13 sets out a single IFRS framework for measuring fair value and provides comprehensive guidance on how to measure the fair value of both financial and non-financial assets and liabilities. IFRS 13 applies when another IFRS requires or permits fair value measurement or disclosures about fair value measurements, thus it does not set out requirements on “when to” apply fair value measurement. IFRS 13 becomes effective on January 1, 2013. The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group has not early adopted and has not yet assessed the full impact of adopting IFRS 13.

Amendments to IAS 1 — Presentation of Items of Other Comprehensive Income, issued in

June 2011. The Amendments require separate presentation of items of other comprehensive income that are reclassified subsequently to profit or loss (recyclable) and those that are not reclassified to profit or loss (non-recyclable). If items of other comprehensive income are presented before tax, then income tax is allocated to each respective group. The amendments do not change the existing option to present an entity’s performance in two statements; and do not address the content of performance statements (i.e., what is recognized in profit or loss and what is recognized in other comprehensive income) or recycling issues (i.e., what can be reclassified (recycled) subsequently to profit or loss and what cannot). The amendments are effective from July 1, 2012. The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group has not early adopted and is assessing the full impact of adopting the amendments to IAS 1.

Amendments to IAS 19 — Employee benefits, issued in June 2011. The standards make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. Actuarial gains and losses are renamed “remeasurements” and will be recognized immediately in “other comprehensive income” (OCI) and will never be recycled to profit and loss in subsequent periods. Past-service costs will be recognized in the period of a plan amendment; unvested benefits will no longer be spread over a future-service period. A curtailment now occurs only when an entity reduces significantly the number of employees. Curtailment gains/losses are accounted for as past-service costs. Annual expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net defined benefit asset or liability. There will be less flexibility in income statement presentation. Benefit cost will be split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past-service cost, settlements and curtailments) and (ii) finance expense or income. This analysis can appear in the income statement or in the notes. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group has not early adopted and is assessing the full impact of adopting IAS 19.

Amendments to IAS 12 — Recovery of underlying assets, issued in December 2010. The amendments provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model in IAS 40 — Investment Property. Under IAS 12, the measurement of deferred tax liabilities and deferred tax assets depends on whether an entity expects to recover an asset by using it or by selling it. The standard is effective for annual periods beginning on or after January1, 2012. Earlier application is permitted. The standard has not been endorsed at the date the present financial statements were authorized for issue. The new standard will not have any impact on the Group consolidated financial statements.

IAS 28 — Investments in associates and Joint ventures, issued in May 2011. The standard supersedes IAS 28 — Investments in associates, as amended in 2003. The standard incorporates the accounting for joint ventures and certain amendments discussed by the standard setting board during its deliberations on the exposure draft ED 9. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted so long as IFRS 10, IFRS 11, IFRS 12 and IAS 27 (2011) are adopted at the same time. The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group believes that IAS 28 will not have a material impact on the Group consolidated financial statements.

3. FINANCIAL RISKS

The assets of the Group are exposed to different types of financial risk: market risk (which includes exchange rate risks, interest rate risk relative to fair value variability and cash flow uncertainty), credit risk and liquidity risk. The risk management strategy of the Group aims to stabilize the results of the Group by minimizing the potential effects due to volatility in financial markets. The Group uses derivative financial instruments, principally interest rate and currency swap agreements, as part of its risk management strategy.

Financial risk management is centralized within the Treasury department which identifies, evaluates and implements financial risk hedging activities, in compliance with the Financial Risk Management Policy guidelines approved by the Board of Directors, and in accordance with the Group operational units. The Policy defines the guidelines for any kind of risk, such as the exchange rate risk, the interest rate risk, credit risk and the utilization of derivative and non-derivative instruments. The Policy also specifies the management activities, the permitted instruments, the limits and proxies for responsibilities.

(a) Exchange rate risk

The Group operates at the international level and is therefore exposed to exchange rate risk related to the various currencies with which the Group operates. The Group only manages transaction risk. The transaction exchange rate risk derives from commercial and financial transactions in currencies other than the functional currency of the Group, i.e. the Euro.

The primary exchange rate to which the Group is exposed is the Euro/US$ exchange rate.

The exchange rate risk management policy defined by the Group’s management states that transaction exchange rate risk must be hedged for a percentage between 50 percent and 100 percent by trading forward currency contracts or permitted option structures with third parties.

This exchange rate risk management policy is applied to all subsidiaries, including companies which have been recently acquired.

If the Euro/US$ exchange rate had changed by +/- 10 percent with all other variables remaining constant, the decrease/increase in net income and equity would be equal to, net of tax effect, Euro 34.5 million as of December 31, 2011 (Euro 35.7 million as of December 31, 2010) and Euro 42.2 million as of December 31, 2011 (Euro 43.6 million as of December 31, 2010), respectively.

Even if exchange rate derivative contracts are stipulated to hedge future commercial transactions as well as assets and liabilities previously recorded in the financial statements in foreign currency, these contracts, for accounting purposes, are not accounted for as hedging instruments.

(b) Price risk

The Group is generally exposed to price risk associated with investments in bond securities which are classified as assets at fair value through profit and loss. As of December 31, 2011 and 2010, the Group investment portfolio was fully divested. As a result, there was no exposure to price risk on such dates. The investment portfolio, in accordance with contractual obligations, must not exceed a value at risk (VAR) of 2 percent with a confidence level of 99 percent. The Group will periodically monitor the VAR level.

(c) Credit risk

Credit risk exists related to accounts receivable, cash, financial instruments and deposits in banks and other financial institutions.

c1)        Credit risk exists in relation to accounts receivable, cash, financial instruments and deposits in banks and other financial institutions. The credit risk related to commercial counterparties is locally managed and monitored by a group credit control department for all entities included in the Wholesale distribution segment. Credit risk which originates within the Retail segment is locally managed by the companies included in the Retail segment.

Losses on receivables are recorded in the financial statements if there are indicators that a specific risk exists or as soon as risks of potential insolvency arise, by determining an adequate accrual for doubtful accounts.

The allowance for doubtful accounts used for the Wholesale segment and in accordance with the credit policy of the Group is determined by assigning a rating to customers according to the following categories:

•                  “GOOD” (active customers), for which no accrual for doubtful accounts is recorded for accounts receivable overdue for less than 90 days. Beyond 90 days overdue a specific accrual is made in accordance with the customer’s credit worthiness (customers “GOOD UNDER CONTROL”);

•                  “RISK” (no longer active customers), for which the outstanding accounts receivable are fully provided. The following are examples of events that may fall into the definition of RISK:

a.               significant financial difficulties of the customers;

b.              a material contract violation, such as a general breach or default in paying interest or principal;

c.               the customer declares bankruptcy or is subject to other insolvency proceedings;

d.              all cases in which there is documented proof certifying the non-recoverability of the receivables (i.e. the inability to trace the debtor, seizures).

The Group does not have significant concentrations of credit risk. In any case, there are proper procedures in place to ensure that the sales of products and services are made to reliable customers on the basis of their financial position as well as past experience and other factors. Credit limits are defined according to internal and external evaluations that are based on thresholds approved by the Board of Directors.

The Group’s commercial exposure is regularly monitored through automated control instruments.

Moreover, the Group has entered into an agreement with the insurance company Euler Hermes Siac in order to cover the credit risk associated with customers of Luxottica Trading and Finance Ltd. in those countries where the Group is not present directly.

c2)        With regard to credit risk related to the management of financial resources and cash availabilities, the risk is managed and monitored by the Group Treasury Department through financial guidelines to ensure that all the Group subsidiaries maintain relations with primary bank counterparties. Credit limits with respect to the primary financial counterparties are based on evaluations and analyses that are implemented by the Group Treasury Department.

Within the Group there are various shared guidelines governing the relations with the bank counterparties, and all the companies of the Group comply with the “Financial Risk Policy” directives.

Usually, the bank counterparties are selected by the Group Treasury Department and cash availabilities can be deposited, over a certain limit, only with counterparties with elevated credit ratings, as defined in the policy.

Operations with derivatives are limited to counterparties with solid and proven experience in the trading and execution of derivatives and with elevated credit ratings, as defined in the policy, in addition to being subordinate to the undersigning of an ISDA Master Agreement. In particular, counterparty risk of derivatives is mitigated through the diversification of the counterparty banks with which the Group deals. In this way, the exposure with respect to each bank is never greater than 25 percent of the total amount of the derivatives portfolio of the Group.

During the course of the year, there were no situations in which credit limits were exceeded. Based on the information available to the Group, there were no potential losses deriving from the inability of the abovementioned counterparties to meet their contractual obligations.

(d) Liquidity risk

The management of the liquidity risk which originates from the normal operations of the Group involves the maintenance of an adequate level of cash availabilities as well as financial availabilities through an adequate amount of committed credit lines.

With regard to the policies and actions that are used to mitigate liquidity risks, the Group takes adequate actions in order to meet its obligations. In particular, the Group:

•                  utilizes debt instruments or other credit lines in order to meet liquidity requirements;

•                  utilizes different sources of financing and, as of December 31, 2011, had unused lines of credit of approximately Euro 1,440.0 million (of which Euro 692.2 million are committed lines);

•                  is not subject to significant concentrations of liquidity risk, both from the perspective of financial assets as well as in terms of financing sources;

•                  utilizes different sources of bank financing but also a liquidity reserve in order to promptly meet any cash requirements;

•                  implements systems to concentrate and manage the cash liquidity (Cash Pooling) in order to more efficiently manage the Group financial flows, thereby avoiding the dispersal of liquid funds and minimizing financial charges;

•                  monitors, through the Treasury Department, forecasts on the utilization of liquidity reserves of the Group based on expected cash flows.

The following tables include a summary, by maturity date, of assets and liabilities at December 31, 2011 and December 31, 2010. The reported balances are contractual and undiscounted figures. With regards to forward foreign currency contracts, the tables relating to assets report the flows relative to only receivables. These amounts will be counterbalanced by the payables, as reported in the tables relating to liabilities. With regard to interest rate swaps, the cash flows include the settlement of the interest spread, both positive and negative, which expire during different periods. The various maturity date categories represent the period of time between the date of the financial statements and the contractual maturity date of the obligations, whether receivable or payable.

	Less than 1	From 1 to 3	From 3 to 5	Beyond 5
(thousands of Euro)	year	years	years	years
As of December 31, 2011
Cash and cash equivalents	905,100	—	—	—
Derivatives receivable	1,307	—	—	—
Accounts receivable	714,033	—	—	—
Other current assets	59,973	—	—	—

	Less than 1	From 1 to 3	From 3 to 5	Beyond 5
(thousands of Euro)	year	years	years	years
As of December 31, 2010
Cash and cash equivalents	679,852	—	—	—
Derivatives receivable	2,183	—	—	—
Accounts receivable	655,892	—	—	—
Other current assets	63,327	—	—	—

	Less than 1	From 1 to 3	From 3 to 5	Beyond 5
(thousands of Euro)	year	years	years	years
As of December 31, 2011
Debt owed to banks and other financial institutions	776,519	1,135,223	660,935	688,962
Derivatives payable	28,403	372	—	—
Accounts payable	608,327	—	—	—
Other current liabilities	523,075	—	—	—

	Less than 1	From 1 to 3	From 3 to 5	Beyond 5
(thousands of Euro)	year	years	years	years
As of December 31, 2010
Debt owed to banks and other financial institutions	428,385	1,321,627	959,664	374,975
Derivatives payable	44,951	20,505	—	—
Accounts payable	537,742	—	—	—
Other current liabilities	440,590	—	—	—

(e) Interest rate risk

The interest rate risk to which the Group is exposed primarily originates from long-term debt. Such debt accrues interest at both fixed and floating rates.

With regard to the risk arising from fixed-rate debt, the Group does not apply specific hedging policies since it does not deem the risk to be material.

Floating-rate debt exposes the Group to a risk from the volatility of the interest rates (cash flow risk). In relation to this risk, and for the purposes of the related hedging, the Group utilizes derivate contracts, specifically Interest Rate Swap (IRS) agreements, which exchange the floating rate for a fixed rate, thereby reducing the risk from interest rate volatility.

The risk policy of the Group requires the maintenance of a percentage of fixed-rate debts that is greater than 25 percent and less than 75 percent of total debt. This percentage is obtained by utilizing Interest Rate Swap agreements, where required.

On the basis of various scenarios, the Group calculates the impact of rate changes on the consolidated statement of income. For each scenario, the same interest rate change is utilized for all currencies. The various scenarios only include those liabilities at floating rates that are not hedged with fixed interest rate swaps. On the basis of these scenarios, the impact as of December 31, 2011 and net of tax effect, of an increase/ decrease of 100 basis points on net income, in a situation with all other variables unchanged, would have been a maximum decrease of Euro 3.1 million (Euro 4.4 million as of December 31, 2010) or a maximum increase of Euro 3.1 million (Euro 4.4 million as of December 31, 2010).

With reference to Interest Rate Swap agreements utilized to hedge against cash flow risk as of December 31, 2011, and in the event that interest rates increased/decreased by 100 basis points, with all other variables unchanged, the stockholders’ equity reserves would have been, respectively, greater by Euro 4.0 million (Euro 12.7 million as of December 31, 2010), net of tax effect, and lower by Euro 4.1 million (Euro 12.9 million as of December 31, 2010), net of tax effect, in connection with the increase/decrease of the fair value of the derivatives used for the cash flow hedges.

	As of December 31, 2011
	Plus 100 basis points		Minus 100 basis points
(millions of Euro)	Net income	Reserve	Net income	Reserve
Liabilities	(3.1)	—	3.1	—
Hedging derivatives (Cash Flow Hedges)	—	4.0	—	(4.1)

	As of December 31, 2010
	Plus 100 basis points		Minus 100 basis points
(millions of Euro)	Net income	Reserve	Net income	Reserve
Liabilities	(4.4)	—	4.4	—
Hedging derivatives (Cash Flow Hedges)	—	12.7	—	(12.9)

For the purposes of fully disclosing information about financial risks, a reconciliation between classes of financial assets and liabilities and the types of financial assets and liabilities identified on the basis of IFRS 7 requirements is reported below:

	December 31, 2011
	Financial assets at fair value through profit and	Accounts	Investments held until	Financial assets available for	Financial liabilities at fair value through profit and	Other	Hedging
(thousands of Euro)	loss	receivable	maturity	sale	loss	liabilities	derivatives	Total	Note (*)
Cash and cash equivalents	—	905,100	—	—	—	—	—	905,100	6
Accounts receivable	—	714,033	—	—	—	—	—	714,033	7
Other current assets	668	59,305	—	—	—	—	—	59,973	9
Other non-current assets	—	50,374	—	—	—	—	—	50,374	13
Short-term borrowings	—	—	—	—	—	193,834	—	193,834	15
Current portion of long-term debt	—	—	—	—	—	498,295	—	498,295	16
Accounts payable	—	—	—	—	—	608,327	—	608,327	17
Other current liabilities	—	—	—	—	3,890	507,017	12,168	523,075	19
Long-term debt	—	—	—	—	—	2,244,583	—	2,244,583	20
Other non-current liabilities	—	—	—	—	—	58,263	8,550	66,813	23

(*)   The numbers reported above refer to the paragraphs within these notes to the consolidated financial statements in which the financial assets and liabilities are further explained.

	December 31, 2010
					Financial
	Financial				liabilities at
	assets at fair			Financial	fair value
	value through		Investments	assets	through
	profit and	Accounts	held until	available for	profit and	Other	Hedging
(thousands of Euro)	loss	receivabls	maturity	sale	loss	liabilities	derivatives	Total	Note (*)
Cash and cash equivalents	—	679,852	—	—	—	—	—	679,852	6
Accounts receivable	—	655,892	—	—	—	—	—	655,892	7
Other current assets	1,484	61,843	—	—	—	—	—	63,327	9
Other non–current assets	—	34,014	—	—	—	—	—	34,014	13
Short–term borrowings	—	—	—	—	—	158,648	—	158,648	15
Current portion of long–term debt	—	—	—	—	—	197,566	—	197,566	16
Accounts payable	—	—	—	—	—	537,742	—	537,742	17
Other current liabilities	—	—	—	—	4,689	435,000	901	440,590	19
Long–term debt	—	—	—	—	—	2,435,071	—	2,435,071	20
Other non–current liabilities	—	—	—	—	—	61,694	52,964	114,658	23

(*)          The numbers reported above refer to the paragraphs within these notes to the consolidated financial statements in which the financial assets and liabilities are further explained.

(f) Default risk: negative pledges and financial covenants

The financing agreements of the Group (see note 20) require compliance with negative pledges and financial covenants, as set forth in the respective agreements, with the exception of our Bond issue dated November 10, 2010 which requires compliance only with negative pledges.

With regards to negative pledges, in general, the clauses prohibit the Company and its subsidiaries from permitting any liens or security interests on any of their assets in favor of third parties and without the consent of the lenders over a threshold equal to 30 percent of the Group consolidated stockholders’ equity. In addition, the sale of assets of the Company and its subsidiaries is limited to a maximum threshold of 30 percent of consolidated assets.

Default with respect to the abovementioned clauses — and following a grace period during which the default can be remedied — would be considered a material breach of the contractual obligations pursuant to the financing agreement of the Group.

Financial covenants require the Group to comply with specific levels of financial ratios. The most significant covenants establish a threshold for the ratio of net debt of the Group to EBITDA (Earnings before interest, taxes, depreciation and amortization) as well as EBITDA to financial charges. The covenants are reported in the following table:

Net Financial Position/Pro forma EBITDA	< 3.5 x
EBITDA/PRO forma financial charges	> 5 x

In the case of a failure to comply with the abovementioned ratios, the Group may be called upon to pay the outstanding debt if it does not correct such default within a period of 15 business days from the date of reporting such default.

Compliance with these covenants is monitored by the Group at the end of each quarter and, as of December 31, 2011, the Group was fully in compliance with these covenants. The Group also analyzes the trend of these covenants in order to monitor its compliance and, as of today, the analysis indicates that the ratios of the Group are below the thresholds which would result in default.

(g) Fair value

In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 7. In order to select the appropriate valuation techniques to utilize, the Group complies with the following hierarchy:

a)              utilization of quoted prices in an active market for identical assets or liabilities (Comparable Approach);

b)             utilization of valuation techniques that are primarily based on observable market prices; and

c)              utilization of valuation techniques that are primarily based on non-observable market prices.

The Group determined the fair value of the derivatives existing on December 31, 2011 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and US$ interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

As of January 1, 2009, the Group had adopted the amendments to IFRS 7 for financial instruments which are valued at fair value. The amendments to IFRS 7 refer to valuation hierarchy techniques which are based on three levels:

•                  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

•                  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices); and

•                  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

The following table summarizes the financial assets and liabilities of the Group valued at fair value:

	Classification within the Consolidated	December 31,	Fair Value Measurements at Reporting Date Using:
Description (thousands of Euro)	Statement of Financial Position	2011	Level 1	Level 2	Level 3
Foreign Exchange Contracts	Other current assets	668	—	668	—
Interest Rate Derivatives	Other non-current liabilities	8,550	—	8,550	—
Foreign Exchange Contracts and Interest Rate Derivatives	Other current liabilities	16,058	—	16,058	—

	Classification within the Consolidated	December 31,	Fair Value Measurements at Reporting Date Using:
Description (thousands of Euro)	Statement of Financial Position	2010	Level 1	Level 2	Level 3
Foreign Exchange Contracts	Other current assets	1,484	—	1,484	—
Interest Rate Derivatives	Other non-current liabilities	52,964	—	52,964	—
Foreign Exchange Contracts and Interest Rate Derivatives	Other current liabilities	5,590	—	5,590	—

As of December 31, 2011 and 2010, the Group did not have any Level 3 fair value measurements.

The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using the best and most relevant data available.

The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use observable market inputs including Yield Curves and Spot and Forward prices.

The fair value of the interest rate derivatives portfolio is calculated using internal models that maximize the use of observable market inputs including Interest Rates, Yield Curves and Foreign Exchange Spot prices.

4. BUSINESS COMBINATIONS

On June 16, 2009, the Company closed an agreement with Multiopticas Internacional S.L. (MOI), a company operating under the GMO, Econoptics and SunPlanet retail brands in Chile, Peru, Ecuador and Colombia, pursuant to which Luxottica acquired a 40 percent participation in MOI. The total consideration paid for the acquisition of these stakes in MOI was Euro 41.4 million. Under the terms of the governing agreement, the Company had a call option for the remaining 60 percent of MOI, starting from the second half of 2012.

On May 23, 2011 the Company entered into an agreement pursuant to which it exercised in advance, 2011, its call option on the remaining 60 percent of MOI share capital. Following the exercise of the call option the Company has increased its shareholding in Multiopticas Internacional to 100 percent.

The total consideration for the acquisition of the additional 60 percent participation in MOI totals Euro 95.4 million and was determined on the basis of MOI’s sales and EBITDA values at the acquisition date. The acquisition furthers the Company’s strategy of continued expansion of its retail business in Latin America.

The Company uses various methods to calculate the fair value of the assets acquired and the liabilities assumed. The purchase price allocation was completed at the date these Consolidated Financial Statements were authorized for issue. The goodwill of Euro 123.5 million is not expected to be deductible for income tax purposes. The acquisition qualifies as a business combination achieved in stages under IFRS 3.

The Group recognized a non-recurring gain of Euro 19.0 million as a result of measuring at fair value its 40 percent equity interest in MOI held before the business combination. The gain is included within General & Administrative expenses in the Consolidated Statement of Income for the period ended December 31, 2011. As there is no active market, the Group considered the consideration paid as a reasonable approximation of the equity value of MOI. The Group also took into consideration similar transactions carried out in the past and the methodology used to determine equity values.

The above mentioned goodwill is mainly related to the expected growth of MOI in light of the Company’s strategy to expand its retail business in Latin America.

The following table summarizes the consideration paid, the fair value of assets acquired and liabilities assumed at the acquisition date:

Cash	95,401
Fair value of the investment in MOI held before the business combination	63,613
Total consideration	159,014

Recognized amount of identifiable assets and liabilities assumed
Cash and cash equivalents	5,608
Accounts receivable — net	4,976
Inventories — net	13,497
Other current receivables	1,693
Fixed assets	17,436
Trademarks and other intangible assets	23,136
Deferred tax assets	3,571
Other long-term receivables	1,917
Accounts payable	(7,778)
Other current liabilities	(4,879)
Current portion of long-term debt and short-term borrowings	(11,575)
Income tax payable	(357)
Deferred tax liabilities	(6,129)
Long-term debt	(5,339)
Other long-term liabilities	(224)
Total net identifiable assets	35,555

Non-controlling interests	—
Goodwill	123,459
Total	159,014

The revenue included in the consolidated statement of income since July 13, 2011 that was contributed by MOI equals Euro 49.1 million. MOI also had an insignificant loss during the same period. Had MOI been consolidated from January 1, 2011, the consolidated statement of income would show net sales increased by Euro 41.9 million and net income decreased by Euro 0.3 million. The acquisition related costs incurred to effect the business combination totaled Euro 165 thousand. The consideration paid net of the cash acquired (Euro 5.6 million) totaled Euro 89.8 million.

5. SEGMENT INFORMATION

In accordance with IFRS 8, Operating segments, the Group operates in two industry segments: (1) manufacturing and wholesale distribution, and (2) retail distribution.

The following tables summarize the segment and geographic information deemed essential by the Group’s management for the purpose of evaluating the Group’s performance and for making decisions about future allocations of resources.

In accordance with an amendment to IFRS 8, issued on April 16, 2009, starting from January 1, 2010, the total amounts of assets for each reporting segment are no longer disclosed as they are not regularly reported to the highest authority in the Group’s decision-making process.

			Inter-segment
	Manufacturing		transactions
	and wholesale	Retail	and corporate
(thousands of Euro)	distribution	distribution	adjustments (c)	Consolidated
2011
Net sales (a)	2,456,341	3,766,142	—	6,222,483
Income from operations (b)	529,073	436,869	(158,802)	807,140
Capital expenditures	153,229	205,094	—	358,323	(1)
Depreciation and amortization	85,765	148,292	89,831	323,888

2010
Net sales (a)	2,236,403	3,561,632	—	5,798,035
Income from operations (b)	461,854	424,384	(174,080)	712,158
Capital expenditures	98,724	131,633	—	230,357
Depreciation and amortization	79,028	139,216	103,818	322,062

(a)          Net sales of both the manufacturing and wholesale distribution segment and the retail distribution segment include sales to third-party customers only.

(b)         Income from operations of the manufacturing and wholesale distribution segment is related to net sales to third-party customers only, excluding the “manufacturing profit” generated on the inter-company sales to the retail distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the manufacturing and wholesale distribution segment at manufacturing cost, thus including the relevant “manufacturing profit” attributable to those sales.

(c)          Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

Information by geographic area

The geographic segments include Europe, North America (which includes the United States of America, Canada and Caribbean islands), Asia-Pacific (which includes Australia, New Zealand, China, Hong Kong and Japan) and Other (which includes all other geographic locations, including South and Central America and the Middle East). Sales are attributed to geographic segments based on the customer’s location, whereas long-lived assets, net are the result of the combination of legal entities located in the same geographic area.

Years ended December 31, (thousands of Euro)	Europe (*)	North America	Asia-Pacific	Other	Consolidated
2011
Net sales	1,243,280	3,605,314	779,718	594,171	6,222,483
Long-lived assets, net	340,648	594,722	200,134	33,562	1,169,066

2010
Net sales	1,163,527	3,481,924	745,137	407,447	5,798,035
Long-lived assets, net	323,586	595,044	169,168	8,406	1,096,204

(*)         Long-lived assets, net located in Italy represented 27 percent of the Group’s total fixed assets in 2011 and 2010.

(1)          Capital expenditures in 2011 include (i) the acquisition of a building for approximately Euro 25 million (for further details please see note 28 and (ii) capital leases of the retail division of Euro 25.6 million. Capital expenditures excluding the above mentioned additions were 307.5 million.

INFORMATION ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6. CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of the following items:

	As of December 31
(thousands of Euro)	2011	2010
Cash at bank and post office	891,406	667,790
Checks	9,401	6,916
Cash and cash equivalents on hand	4,293	5,146
Total	905,100	679,852

7. ACCOUNTS RECEIVABLE - NET

Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months:

	As of December 31
(thousands of Euro)	2011	2010
Accounts receivable	749,992	689,260
Allowance for doubtful accounts	(35,959)	(33,368)
Total accounts receivable - net	714,033	655,892

The following table shows the allowance for doubtful accounts roll-forward:

(thousands of Euro)	2011	2010
Balance as of January 1	33,368	30,937
Increases	5,612	3,701
Decreases	(2,625)	(3,730)
Translation difference and other	(396)	2,460
Balance as of December 31	35,959	33,368

The book value of the accounts receivable approximates their fair value.

As of December 31, 2011, the gross amount of accounts receivable was equal to Euro 749,992 thousand (Euro 689,260 thousand as of December 31, 2010), including an amount of Euro 23,028 thousand covered by insurance and other guarantees (3.1 percent of gross receivables). The bad debt fund as of December 31, 2011 amounted to Euro 35,959 thousand (Euro 33,368 thousand as of December 31, 2010).

Write-downs of accounts receivable are determined in accordance with the Group credit policy described in note 3 — Financial Risks.

Accruals and reversals of the allowance for doubtful accounts are recorded within selling expenses in the consolidated statement of income.

The maximum exposure to credit risk, as of the end of the reporting date, was represented by the fair value of accounts receivable which approximates their carrying amount.

The Group believes that its exposure to credit risk does not call for other guarantees or credit enhancements.

The table below summarizes the quantitative information required by IFRS 7 based on the categories of receivables pursuant to Group policies:

	December 31, 2011
				Amount of	Overdue	Overdue
				accounts	accounts	accounts
				receivable	receivable not	receivable not
				overdue but	included in	included in
				not included in	the allowance	the allowance
		Allowance	Maximum	the allowance	for doubtful	for doubtful
	Gross	for doubtful	exposure to	for doubtful	accounts 0 - 30	accounts > 30
(thousands of Euro)	receivables	accounts	credit risk	accounts	days overdue	days overdue
Receivables of the Wholesale segment classified as GOOD	570,415	(4,065)	566,350	43.141	27,389	15,752
Receivables of the Wholesale segment classified as GOOD — Under Control	25,640	(2,138)	23,502	3,555	1,534	2,021
Receivables of the Wholesale segment classified as RISK	24,452	(22,602)	1,851	1,688	45	1,643
Receivables of the Retail segment	129,485	(7,154)	122,331	24,172	21,447	2,725
Total	749,992	(35,959)	714,033	72,556	50,415	22,141

	December 31, 2010
				Amount of	Overdue	Overdue
				accounts	accounts	accounts
				receivable	receivable not	receivable not
				overdue but	included in	included in
				not included in	the allowance	the allowance
		Allowance	Maximum	the allowance	for doubtful	for doubtful
	Gross	for doubtful	exposure to	for doubtful	accounts 0 - 30	accounts > 30
(thousands of Euro)	receivables	accounts	credit risk	accounts	days overdue	days overdue
Receivables of the Wholesale segment classified as GOOD	543,690	(5,753)	537,937	46,295	30,628	15,668
Receivables of the Wholesale segment classified as GOOD — Under Control	26,734	(1,822)	24,912	6,385	1,304	5,082
Receivables of the Wholesale segment classified as RISK	24,485	(19,773)	4,712	3,179	98	3,081
Receivables of the Retail segment	94,351	(6,020)	88,331	10,405	6,441	3,964
Total	689,260	(33,368)	655,892	66,265	38,470	27,794

As of December 31, 2011, the amount of overdue receivables which were not included in the bad debt fund was equal to 9.7 percent of gross receivables (9.6 percent as of December 31, 2010) and 10.2 percent of receivables net of the bad debt fund (10.1 percent as of December 31, 2010). The Group does not expect any additional losses over amounts already provided for.

8. INVENTORY - NET

Inventories are comprised of the following items:

	As of December 31
(thousands of Euro)	2011	2010
Raw materials	128,909	115,277
Work in process	49,018	52,507
Finished goods	562,141	518,804
Less: inventory obsolescence reserves	(90,562)	(96,552)
Total	649,506	590,036

The increase of total inventory in 2011 as compared to 2010 is due to incremental production in the Group’s manufacturing facilities as well as to fluctuations in currency exchange rates.

9. OTHER ASSETS

Other assets comprise the following items:

	As of December 31
(thousands of Euro)	2011	2010
Sales taxes receivable	18,785	32,524
Short-term borrowings	1,186	860
Accrued income	1,573	1,501
Receivables for royalties	2,291	2,078
Other financial assets	36,138	26,364
Total financial assets	59,973	63,327

Income tax receivable	59,795	70,720
Advances to suppliers	12,110	9,487
Prepaid expenses	69,226	66,399
Other assets	29,746	16,825
Total other assets	170,877	163,431

Total other assets	230,850	226,759

Other financial assets are composed of receivables from foreign currency derivatives amounting to Euro 0.7 million as of December 31, 2011 (Euro 1.5 million as of December 31, 2010), as well as other financial assets of the North America retail division totaling Euro 13.2 million as of December 31, 2011 (Euro 8.7 million as of December 31, 2010).

The decrease in sales taxes receivable is mainly due to certain actions put in place during 2011 by the Italian companies which significantly reduced the outstanding receivable.

The reduction of the income tax receivable is mainly due to certain US based subsidiaries which in 2011 utilized some of the receivables created in 2010.

Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 29.7 million as of December 31, 2011 (Euro 16.8 million as of December 31, 2010).

Prepaid expense mainly relates to the timing of payments of monthly rental expenses incurred by the Group’s North America and Asia-Pacific retail divisions.

The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

NON-CURRENT ASSETS

10. PROPERTY, PLANT AND EQUIPMENT - NET

Changes in items of property, plant and equipment are reported below:

	Land and
	buildings,
	including
	leasehold	Machinery and		Other
(thousands of Euro)	improvements	equipment	Aircraft	equipment	Total
As of January 1, 2010	471,519	365,794	32,357	280,302	1,149,972
Increases	26,262	93,904	—	110,192	230,358
Decreases	(1,031)	(2,013)	—	(5,877)	(8,921)
Translation difference and other	25,547	36,552	(148)	10,639	72,590
Depreciation expense	(54,972)	(127,014)	(1,582)	(31,302)	(214,870)
Balance as of December 31, 2010	467,325	367,223	30,627	363,954	1,229,130
Of which:
Historical cost	820,833	1,017,958	37,853	673,051	2,549,696
Accumulated depreciation	(353,508)	(650,735)	(7,226)	(309,097)	(1,320,566)
Total reported as of December 31, 2010	467,325	367,223	30,627	363,954	1,229,130
Of which:
Historical cost	820,833	741,425	37,853	673,051	2,273,163
Accumulated depreciation	(353,508)	(507,128)	(7,226)	(309,097)	(1,176,959)
Total after the software reclassification as of December 31, 2010	467,325	234,297	30,627	363,954	1,096,204
Increases	64,466	107,992	234	81,545	254,237
Decreases	(6,812)	(1,564)	—	(8,194)	(16,570)
Business Combinations	6,124	3,655	—	10,282	20,061
Translation difference and other	19,158	108,816	—	(116,889)	11,085
Depreciation expense	(55,420)	(83,159)	(1,550)	(55,821)	(195,950)
Total balance as of December 31, 2011	494,841	370,037	29,311	274,877	1,169,066
Of which:
Historical cost	900,367	983,164	38,087	586,980	2,508,598
Accumulated depreciation	(405,526)	(613,127)	(8,776)	(312,103)	(1,339,532)
Total	494,841	370,037	29,311	274,877	1,169,066

The increase in Property, Plant and Equipment — net due to business combinations is mainly due to the acquisition of MOI. Please refer to note 4 “Business Combinations” for further details on the MOI acquisition.

Of the total depreciation expense of Euro 196.0 million (Euro 214.9 million in 2010), Euro 60.6 million (Euro 60.4 million in 2010) is included in cost of sales, Euro 108.5 million (Euro 102.5 million in 2010) in selling expenses, Euro 4.4 million (Euro 5.1 million in 2010) in advertising expenses and Euro 22.5 million (Euro 47.0 million in 2010) in general and administrative expenses.

Other equipment includes Euro 54.5 million for assets under construction as of December 31, 2011 (Euro 91.3 million as of December 31, 2010) mainly relating to the opening and renovation of North America retail stores.

Leasehold improvements totaled Euro 230.4 million and Euro 228.4 million as of December 31, 2011 and December 31, 2010, respectively.

During 2011, following the implementation of SAP, the Group performed an analysis on the classification and presentation of software within the consolidated statements of financial position and deemed it appropriate to change the presentation of software, which was included in property, plant and equipment — net up to December 31, 2010. The 2010 information has been reclassified to conform to the current presentation. The software balance as of December 31, 2010 totaled Euro 132.9 million.

11. GOODWILL AND INTANGIBLE ASSETS — NET

Changes in goodwill and intangible assets as of December 31, 2010 and 2011 were as follows:

(thousands of Euro)	Goodwill	Trade names and trademarks	Distribution network	Customer relations, contracts and lists	Franchise agreements	Other	Total
As of January 1, 2009
Historical cost	2,727,445	1,330,308	78,279	210,509	20,025	41,675	4,408,242
Accumulated amortization	(38,610)	(457,603)	(18,003)	(34,390)	(4,760)	(16,160)	(569,527)
Total	2,688,835	872,705	60,276	176,119	15,265	25,515	3,838,715

Increases	—	308	—	—	—	957	1,265
Decreases	—	—	—	—	—	—	—
Acquisitions	21,465	—	2,494	—	—	—	23,959
Translation difference and other	200,528	66,064	4,375	12,574	1,117	3,999	288,657
Amortization expense	(20,432)	(61,881)	(3,854)	(15,296)	(1,082)	(4,646)	(107,192)
Balance as of December 31, 2010	2,890,397	877,196	63,290	173,397	15,299	25,824	4,045,404

December 31, 2010
Historical cost	2,953,383	1,423,092	86,389	225,364	21,479	45,094	4,754,800
Accumulated amortization	(62,986)	(545,896)	(23,098)	(51,967)	(6,180)	(19,270)	(709,396)
Total as reported as of December 31, 2010	2,890,397	877,196	63,290	173,397	15,299	25,824	4,045,404

December 31, 2010
Historical cost	2,953,383	1,423,092	86,389	225,364	21,479	321,627	5,031,334
Accumulated amortization	(62,986)	(545,896)	(23,098)	(51,967)	(6,180)	(162,877)	(853,004)
Total after the software reclassification as of December 31, 2010	2,890,397	877,196	63,290	173,397	15,299	158,750	4,178,330

Increases	—	—	—	—	—	107,646	107,646
Decreases	—	—	—	—	—	(710)	(710)
Acquisitions	128,808	26,014	—	—	—	9,451	164,273
Translation difference and other	71,358	86,506	(63,232)	1,903	422	22,927	119,885
Impairment and amortization expense	—	(74,666)	(41)	(14,093)	(1,031)	(38,108)	(127,939)
Balance as of December 31, 2011	3,090,563	915,050	17	161,208	14,690	259,956	4,441,484

Of which:
Historical cost	3,137,506	1,576,008	287	229,733	22,181	464,712	5,430,427
Accumulated amortization	(46,943)	(660,958)	(270)	(68,526)	(7,491)	(204,756)	(988,943)
Total	3,090,563	915,050	17	161,208	14,690	259,956	4,441,484

The increase in goodwill and intangible assets — net due to business combinations is mainly due to the acquisition of MOI. Please refer to note 4 “Business Combinations” for further details on the MOI acquisition.

Amortization expense of Euro 127.9 million (Euro 107.2 million in 2010) is included in general and administrative expenses for Euro 124.7 million (Euro 106.2 million in 2010) and in cost of sales for Euro 3.2 million (Euro 1.0 million in 2010). Amortization expense for goodwill relates to impairment loss recorded in the Retail distribution segment in 2010 for Euro 20.4 million. Please note that following the reorganization of the Retail business in Australia, approved by the Board of Directors on January 24, 2012, the Group recorded an impairment loss of AU$ 12 million related to the Budget eyewear trademark in “general and administrative” within the consolidated statement of income as of December 31, 2011. The Group has decided to progressively stop operating under this trademark. For further details on the reorganization please refer to Section 12 “Subsequent Events” of the accompanying Management Report.

Impairment of goodwill

Pursuant to IAS 36 — Impairment of Assets — the Group has identified the following four cash-generating units: Wholesale, Retail North America, Retail Asia-Pacific and Retail Other. The cash-generating units reflect the distribution model adopted by the Group.

The value of goodwill allocated to each cash-generating unit is reported in the following table:

(thousands of Euro)	2011	2010
Wholesale	1,134,742	1,116,119
North America retail	1,409,353	1,372,638
Asia-Pacific retail	381,387	358,317
Retail — other	165,081	43,323
Total	3,090,563	2,890,397

The information required by paragraph 134 of IAS 36 is provided below only for the Wholesale and Retail North America cash-generating units, since the value of goodwill allocated to these two units is a significant component of the total Group goodwill.

The recoverable amount of each cash-generating unit has been verified by comparing its net assets carrying amounts to its value in use.

The main assumptions for determining the value in use are reported below and refer to both cash-generating units:

•                  Growth rate: 2.0 percent;

•                  Discount rate: 8.1 percent.

This growth rate is in line with the expected growth rate related to the last year included in the plan prepared by management of the manufacturing sector of the countries in which the Group operates. The discount rate has been determined on the basis of market information on the cost of money and the specific risk of the industry (Weighted Average Cost of Capital, WACC). In particular, the Group used a methodology to determine the discount rate which was in line with that utilized in the previous year, therefore, considering the rates of return on long-term government bonds and the average capital structure of a group of comparable companies were taken into account.

The recoverable amount of cash-generating units has been determined by utilizing post-tax cash flow forecasts based on the three-year plan for the 2012-2014 period, prepared by management on the basis of the results attained in previous years as well as management expectations — split by geographical area — on future trends in the eyewear market for both the Wholesale and Retail distribution segments. At the end of the cash flow forecasting period, a terminal value was estimated in order to reflect the value of the cash-generating unit after the period of the plan. The terminal values were calculated as a perpetuity at the same growth rate as described above and represent the present value, in the last year of the forecast, of all future perpetual cash flows. In particular, it should be noted that, in accordance with the provisions of paragraph 71 of IAS 36, future cash flows of the cash-generating units in the Retail distribution segment were adjusted in order to reflect the transfer prices at market conditions. This adjustment was made since the cash generating units belonging to this segment generate distinct and independent cash flows whose products are sold within an active market. The impairment test performed as of the balance sheet date resulted in a recoverable value greater than the carrying amount (net operating assets) of the abovementioned cash-generating units. No external impairment indicators were identified which could highlight potential risks of impairment. In percentage terms, the surplus of the recoverable amount of the cash-generating unit over its carrying amount was equal to 164 percent and 218 percent of the carrying amount of the Wholesale and Retail North America cash-generating units, respectively. It should be noted that (i) the discount rate which makes the recoverable amount of the cash-generating units equal to their carrying amount is approximately 17 percent for Wholesale and 20 percent for Retail North America, and (ii) the growth rate which makes the recoverable amount of the cash-generating units equal to their carrying amounts would be negative.

In addition, any reasonable changes to the abovementioned assumptions used to determine the recoverable amount (i.e. growth rate changes of +/– 1 percent and discount rate changes of +/– 0.5 percent) would not significantly affect the impairment test results.

12. INVESTMENTS

Investments amounted to Euro 8.8 million (Euro 54.1 million as of December 31, 2010). As described in note 4 “Business Combinations”, the decrease in 2011 as compared to 2010 is mainly related to the acquisition of the remaining 60 percent interest in MOI. As a result of the acquisition MOI became a fully controlled subsidiary of the Company and, therefore, has been consolidated line by line starting from the acquisition date. In 2010 MOI was an associate and, therefore, consolidated using the equity method.

13. OTHER NON-CURRENT ASSETS

	As of December 31
(thousands of Euro)	2011	2010
Other financial assets	50,374	34,014
Other assets	97,251	114,111
Total other non-current assets	147,625	148,125

Other financial assets primarily include security deposits totaling Euro 32.9 million (Euro 24.8 million as of December 31, 2010).

The carrying value of financial assets approximates their fair value and this value also corresponds to the Group’s maximum exposure to credit risk. The Group does not have guarantees or other instruments for managing credit risk.

Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 88.3 million (Euro 106.1 million as of December 31, 2010).

14. DEFERRED TAX ASSETS

Deferred tax assets were Euro 377.7 million and Euro 364.3 million as of December 31, 2011 and December 31, 2010, respectively. Deferred tax assets primarily refer to temporary differences between the tax base and the book value of inventories, intangible assets, pension funds and net loss carry forwards.

	As of December 31
(thousands of Euro)	2011	2010
Inventories	78,264	72,448
Insurance and other reserves	10,923	11,666
Net operating loss carry forwards	16,191	26,546
Rights of return	11,194	9,148
Deferred tax on derivatives	7,484	18,711
Employee related reserves (including pension liability)	90,473	73,837
Occupancy reserves	18,275	17,875
Trade names	84,278	72,831
Fixed assets	10,369	9,201
Other	50,288	52,038
Total deferred tax assets	377,739	364,300

CURRENT LIABILITIES

15. SHORT-TERM BORROWINGS

Short-term borrowings at December 31, 2011 reflect current account overdrafts with various banks as well as uncommitted short-term lines of credits with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

The book value of bank overdrafts is approximately equal to their fair value.

16. CURRENT PORTION OF LONG-TERM DEBT

This item consists of the current portion of loans granted to the Company, as further described below in note 20 — Long-term debt.

17. ACCOUNTS PAYABLE

Accounts payable consist of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis.

The balance, which is fully payable within 12 months, is detailed below:

	As of December 31
(thousands of Euro)	2011	2010
Accounts payable	452,546	399,353
Invoices to be received	155,781	138,389
Total	608,327	537,742

The carrying value of accounts payable is approximately equal to their fair value.

18. INCOME TAXES PAYABLE

The balance of income taxes payable is detailed below:

	As of December 31
(thousands of Euro)	2011	2010
Current year income taxes payable fund	59,310	77,425
Income taxes advance payment	(19,451)	(17,358)
Total	39,859	60,067

19. OTHER LIABILITIES

OTHER CURRENT LIABILITIES

	As of December 31
(thousands of Euro)	2011	2010
Premiums and discounts to suppliers	47,519	27,507
Sales commissions	904	1,135
Leasing rental	23,181	22,370
Insurance	9,893	9,255
Sales taxes payable	31,740	35,994
Salaries payable	204,481	183,559
Due to social security authorities	28,678	26,156
Sales commissions payable	9,733	7,154
Royalties payable	2,218	1,602
Other financial liabilities	164,728	125,858
Total financial liabilities	523,075	440,590

Deferred income	3,626	1,356
Customers’ right of return	31,094	27,744
Advances from customers	47,501	53,835
Other liabilities	27,636	25,755
Total liabilities	109,857	108,690

Total other current liabilities	632,932	549,280

The increase in other financial liabilities is primarily due to the effect of derivative contracts on interest and exchange rates of Euro 16.1 million (Euro 5.6 million in 2010) and to other liabilities of the Group of Euro 148.7 million (Euro 120.0 million in 2010).

Other liabilities consist of the current portion of funds set aside for the provision for risks that primarily include:

•                  provisions for long-term insurance risk of Euro 0.8 million as of December 31, 2011 (Euro 1.0 million as of December 31, 2010);

•                  provisions for licensing expenses and advertising expenses for licensed designer brands of Euro 5.2 million as of December 31, 2011 (Euro 6.7 million as of December 31, 2010), which are based upon advertising expenses that the Company is required to incur under license agreements; and

•                  provisions for various legal disputes which have occurred in the ordinary course of business totaling Euro 4.9 million as of December 31, 2011 (Euro 5.2 million as of December 31, 2010).

NON-CURRENT LIABILITIES

20. LONG–TERM DEBT

Long-term debt consists of the following:

	As of December 31
(thousands of Euro)	2011	2010
Luxottica Group S.p.A. credit agreements with various financial institutions (a)	487,363	545,552
Senior unsecured guaranteed notes (b)	1,226,246	943,112
Credit agreement with various financial institutions (c)	225,955	242,236
Credit agreement with various financial institutions for Oakley acquisition (d)	772,743	897,484
Short-term capital lease obligations	3,788	1,141
Other loans with banks and other third parties, including long- term capital lease obligations, interest at various rates, payable in installments through 2014 (e)	26,783	3,112
Total	2,742,878	2,632,637
Less: Current maturities	498,295	197,566
Long-term debt	2,244,583	2,435,071

(a)          In April 2008, the Company entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility was an 18-month revolving credit facility that provided borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility could be borrowed and repaid until final maturity. Interest accrued at EURIBOR plus 0.375 percent. The Company could select interest periods of one, three or six months. In June 2009, the Company renegotiated this credit facility. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 1.90 percent. The Company can select interest periods of one, three or six months. The final maturity of the credit facility was July 13, 2011. On January 20, 2011, the Company terminated this credit line.

On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica US Holdings Corp. (“US Holdings”), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. This revolving credit facility will require repayments of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, with a repayment of Euro 40.0 million on the final maturity date of May 29, 2013. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement (1.925 percent as of December 31, 2011). As of December 31, 2011, Euro 190.0 million was borrowed under this credit facility. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2011.

In June and July 2009, the Company entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks (“Intesa Swaps”). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, starting on August 29, 2011. These Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.252 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately Euro (1.2) million, net of taxes, is included in other comprehensive income as of December 31, 2011. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal year 2012 is approximately Euro (0.5) million, net of taxes.

On November 11, 2009, the Company entered into a Euro 300 million Term Facility Agreement, guaranteed by its subsidiaries US Holdings and Luxottica S.r.l., with Mediobanca — Banca di Credito Finanziario S.p.A., as agent, and Mediobanca — Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012 prior to the renegotiation discussed below. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the “Net Debt/EBITDA” ratio. In November 2010, the Company renegotiated this credit facility. The final maturity of the Term Facility is November 30, 2014. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 1.00 percent and 2.75 percent based on the “Net Debt/EBITDA” ratio (2.520 percent as of December 31, 2011). As of December 31, 2011, Euro 300.0 million was borrowed under this credit facility.

(b)         On July 1, 2008, US Holdings closed a private placement of US$ 275 million senior unsecured guaranteed notes (the “2008 Notes”), issued in three series (Series A, Series B and Series C). The aggregate principal amounts of the Series A, Series B and Series C Notes are US$ 20 million, US$ 127 million and US$ 128 million, respectively. The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The 2008 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of December 31, 2011. The proceeds from the 2008 Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility (described in (d) below).

On January 29, 2010, US Holdings closed a private placement of US$ 175 million senior unsecured guaranteed notes (the “January 2010 Notes”), issued in three series (Series D, Series E and Series F). The aggregate principal amounts of the Series D, Series E and Series F Notes are US$ 50 million, US$ 50 million and US$ 75 million, respectively. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The January 2010 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of December 31, 2011. The proceeds from the January 2010 Notes received on January 29, 2010, were used for general corporate purposes.

On September 30, 2010, the Company closed a private placement of Euro 100 million senior unsecured guaranteed notes (the “September 2010 Notes”), issued in two series (Series G and Series H). The aggregate principal amounts of the Series G and Series H Notes are Euro 50 million and Euro 50 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75 percent per annum and interest on the Series H Notes accrues at 4.25 percent per annum. The September 2010 Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2011. The proceeds from the September 2010 Notes received on September 30, 2010, were used for general corporate purposes.

On November 10, 2010, the Company issued senior unsecured guaranteed notes to institutional investors (Eurobond November 10, 2015) for an aggregate principal amount of Euro 500 million. The notes mature on November 10, 2015 and interest accrues at 4.00 percent. The notes are listed on the Luxembourg Stock Exchange (ISIN XS0557635777). The notes were issued in order to exploit favorable market conditions and extend the average maturity of the Group’s debt. The Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2011.

On December 15, 2011, US Holdings closed a private placement of US$ 350.0 million senior unsecured guaranteed notes (the “December 2011 Notes”), issued in one series (Series I). The Series I Notes mature on December 15, 2021. Interest on the Series I Notes accrues at 4.35 percent per annum. The December 2011 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of December 31, 2011.

(c)          On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and US$ 325 million. The five-year facility consisted of three Tranches (Tranche A, Tranche B and Tranche C). The March 10, 2006 amendment increased the available borrowings to Euro 1,130 million and US$ 325 million, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. In February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A, which was to be used for general corporate purposes, including the refinancing of existing Company debt as it matures, was a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of US$ 325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole National Corporation (“Cole”). Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 692 million-equivalent multi-currency (Euro/US Dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and US Dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2011 was 0.790 percent for Tranche B while Tranche C was not used. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2011. Under this credit facility, Euro 226.6 million was borrowed as of December 31, 2011.

During the third quarter of 2007, the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of US$ 325.0 million with various banks (“Tranche B Swaps”). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.634 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately US$ (1.4) million, net of taxes, is included in other comprehensive income as of December 31, 2011. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2012 is approximately US$ (1.5) million, net of taxes.

(d)         On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately US$ 2.1 billion.

In order to finance the acquisition of Oakley, on October 12, 2007, the Company and US Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of US$ 2.0 billion.

The term loan facility is a term loan of US$ 1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D is a US$ 1.0 billion amortizing term loan requiring repayments of US$ 50 million on a quarterly basis starting from October 2009, made available to US Holdings, and Facility E consists of a bullet term loan in an aggregate amount of US$ 500 million, made available to the Company. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on “Net Debt/EBITDA” ratio, as defined in the facility agreement (0.644 percent for Facility D and 0.794 percent for Facility E on December 31, 2010). In September 2008, the Company exercised an option included in the agreement to extend the maturity date of Facilities D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2011. US$ 1.0 billion was borrowed under this credit facility as of December 31, 2011.

During the third quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of US$ 500 million with various banks (“Tranche E Swaps”). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately US$ (9.8) million, net of taxes, is included in other comprehensive income as of December 31, 2011. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these cash flow hedges in fiscal year 2012 is approximately US$ (9.3) million, net of taxes.

During the fourth quarter of 2008 and the first quarter of 2009, US Holdings entered into 14 interest rate swap transactions with an aggregate initial notional amount of US$ 700 million with various banks (“Tranche D Swaps”), which will start to decrease by US$ 50 million every three months beginning on April 12, 2011. The final maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.672 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

As a consequence, approximately US $(4.8) million, net of taxes, is included in other comprehensive income as of December 31, 2011. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these cash flow hedges in fiscal year 2012 is approximately US$ (4.7) million, net of taxes.

The short-term bridge loan facility was for an aggregate principal amount of US$ 500 million. Interest accrued on the short-term bridge loan at LIBOR (as defined in the facility agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, the Company and US Holdings entered into an amendment and transfer agreement to this short-term bridge loan facility. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from US$ 500 million to US$ 150 million, effective on July 1, 2008, and provided for a final maturity date that was 18 months from the effective date of the agreement. From July 1, 2008, interest accrued at LIBOR (as defined in the facility agreement) plus 0.60 percent. On November 27, 2009, the Company and US Holdings amended the US$ 150 million short-term bridge loan facility to, among other things, reduce the total facility amount from US$ 150 million to US$ 75 million effective November 30, 2009, and provide for a final maturity date of November 30, 2011. The new terms also provided for the repayment of US$ 25 million on November 30, 2010 and the remaining principal at the final maturity date. From November 30, 2009, interest accrued at LIBOR (as defined in the facility agreement) plus 1.90 percent. US Holdings prepaid US$ 25 million on September 8, 2010 and the remaining US$ 50 million on October 12, 2010 and at such time the credit facility was terminated.

The fair value of long-term payables as of December 31, 2011 was equal to Euro 2,804.7 million. The fair value of the debts was equal to the present value of future cash flows, calculated by utilizing the market rate that is currently available for similar debt and modified in order to take into account the credit rating of the Company.

As of December 31, 2011, the Group had unused committed (revolving) credit lines of Euro 692.2 million.

(e)          Other loans consist of several small credit agreements which are not material.

Long-term debt, including capital lease obligations, as of December 31, 2011 matures as follows:

Years ended December 31 (thousands of Euro)
2012	498,295
2013	737,153
2014	300,000
2015	598,153
2016 and subsequent years	604,676
Effect deriving from the adoption of the amortized cost method	4,601
Total	2,742,878

The net financial position is defined below:

		December 31
(thousands of Euro)		2011	2010
A	Cash and cash equivalents	905,100	679,852
B	Other availabilities	—	—
C	Marketable securities	—	—
D	Availabilities (A + B + C)	905,100	679,852

E	Current Investments	—	—

F	Short-term borrowings	193,834	158,648
G	Current portion of long-term debt	498,295	197,566
H	Other liabilities	—	—
I	Current Financial Liabilities (F + G + H)	692,129	356,214

J	Net Current Financial Liabilities (I – E – D)	(212,971)	(323,638)
K	Long-term debt	1,018,337	1,491,959
L	Notes payable	1,226,246	943,112
M	Other non-current liabilities	—	—
N	Total Non-current Financial Liabilities (K + L + M)	2,244,583	2,435,071

O	Net Financial Position (J + N)	2,031,612	2,111,433

Our net financial position with respect to related parties is not material.

21. LIABILITY FOR TERMINATION INDEMNITIES

Liabilities for termination indemnity were equal to Euro 45.3 million (Euro 45.4 million as of December 31, 2010).

This item primarily includes the liabilities related to the post-employment benefits of the Italian companies’ employees (hereinafter “TFR”), accounted for in accordance with article 2120 of the Italian Civil Code.

Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute or Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 continues to be considered a defined benefit plan. Therefore, each year, the Group adjusts its accrual based upon headcount and inflation, excluding changes in compensation level.

This liability as of December 31, 2011 represents the estimated future payments required to settle the obligation resulting from employee service, excluding the component related to the future salary increases.

The liabilities as of December 31, 2011 amounted to Euro 36.3 million (Euro 37.8 million as of December 31, 2009).

Contribution expense was Euro 17.1 million and Euro 16.2 million for the years 2011 and 2010, respectively.

In application of IAS 19, the valuation of TFR liability accrued as of December 31, 2006 was based on the Projected Unit Credit Cost method. The main assumptions utilized are reported below:

	As of December 31
	2011	2010
Economic assumptions
Discount rate	4.60%	4.60%
Annual TFR increase rate	3.00%	3.00%
Death probability:	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48
Retirement probability:	assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)

Movements in liabilities during the course of the year are detailed in the following table:

(thousands of Euro)	2011	2010
Liabilities at the beginning of the period	37,838	37,829
Expenses for interests	1,685	1,929
Actuarial loss (income)	(840)	1,575
Benefits paid	(2,426)	(3,495)
Liabilities at the end of the period	36,257	37,838

22. DEFERRED TAX LIABILITIES

Deferred tax liabilities amounted to Euro 456.4 million and Euro 429.8 million, respectively, as of December 31, 2011 and December 31, 2010.

	As of December 31
(thousands of Euro)	2011	2010
Dividends	5,689	5,689
Trade name	233,729	236,346
Fixed assets	66,120	33,192
Other intangibles	140,682	135,105
Other	10,155	19,516
Total	456,375	429,848

Deferred tax liabilities primarily refer to temporary differences between the tax base and the book value of intangible and fixed assets.

The change in 2011 as compared to 2010 is mainly driven by the US subsidiaries of the Group and is related to the fixed assets which increase as a result of the possibility granted by the US tax law which allows for acceleration of tax amortization of fixed assets purchased during the period.

Consistent with the change in the software presentation within the consolidated statements of financial position discussed in note 11 “Property, plant and equipment — net,” in the above table the 2010 comparative information on software related deferred tax liabilities, amounting to Euro 43.7 million, have been reclassified from the “fixed assets” line item to the “other intangibles” line item to conform to the current year presentation.

23. OTHER NON-CURRENT LIABILITIES

OTHER NON-CURRENT LIABILITIES

	As of December 31
(thousands of Euro)	2011	2010
Provision for risk	80,400	82,855
Other liabilities	152,388	113,077
Other financial liabilities	66,757	114,658
Total other non-current liabilities	299,545	310,590

The provision for risks primarily includes:

1.               accruals for “self-insurance” covering specific risks, amounting to Euro 23.8 million (Euro 26.9 million as of December 31, 2010);

2.               accruals for various legal disputes arising from normal business activities, totaling Euro 8.6 million (Euro 6.0 million as of December 31, 2010);

3.               accruals for tax liabilities of Euro 36.4 million (Euro 37.5 million as of December 31, 2010).

Other liabilities primarily include the liabilities for US pension funds.

The reduction of other financial liabilities as of December 31, 2011 as compared to December 31, 2010 was mainly due to the liabilities for derivative contracts totaling Euro 8.6 million (Euro 53.0 million as of December 2010) which decreased due to the increase in interest rates as well as to some loan contracts approaching their respective maturity dates.

Information regarding post-employment employee benefits is provided below.

Pension funds

Qualified Pension Plans — US Holdings sponsors a qualified non-contributory defined benefit pension plan, the Luxottica Group Pension Plan (“Lux Pension Plan”), which provides for the payment of benefits to eligible past and present employees of US Holdings upon retirement. Pension benefits are gradually accrued based on length of service and annual compensation under a cash balance formula. Participants become vested in the Lux Pension Plan after three years of vesting service as defined by the Lux Pension Plan.

Nonqualified Pension Plans and Agreements — US Holdings also maintains a non-qualified, unfunded supplemental executive retirement plan (“Lux SERP”) for participants of its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan. This plan’s benefit provisions mirror those of the Lux Pension Plan.

US Holdings also sponsors the Cole National Group, Inc. Supplemental Pension Plan. This plan is a non-qualified unfunded SERP for certain participants of the former Cole pension plan who were designated by the Board of Directors of Cole on the recommendation of Cole’s chief executive officer at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

The following tables provide key information pertaining to the Lux Plan and SERPs.

Obligations and Funded Status	Pension Plan		SERPs
(thousands of Euro)	2011	2010	2011	2010
Change in benefit obligations:
Benefit obligation — beginning of period	409,316	334,015	11,339	11,299
Service cost	19,171	18,640	491	367
Interest cost	21,323	21,700	625	627
Actuarial (gain)/loss	29,051	26,417	896	455
Settlement loss	—	—	—	81
Benefits paid	(12,719)	(14,152)	(969)	(23)
Settlements	—	—	—	(2,293)
Plan amendment	(85)	—	(453)	—
Translation difference	17,681	22,696	415	827
Benefit obligation — end of period	483,738	409,316	12,344	11,340

	Pension Plan		SERPs
(thousands of Euro)	2011	2010	2011	2010
Change in plan assets:
Fair value of plan assets — beginning of period	314,502	238,168	—	—
Expected return on plan assets	24,992	21,185	—	—
Actuarial gain/(loss) on plan assets	(28,762)	14,462	—	—
Employer contribution	45,100	39,164	—	—
Direct benefit payments made by the Company	—	—	969	2,316
Benefits paid	(12,719)	(14,152)	(969)	(23)
Settlements	—	—	—	(2,293)
Translation difference	12,450	15,675	—	—
Fair value of plan assets — end of period	355,563	314,502	—	—

Funded status — end of period	128,175	94,814	12,344	11,340

During 2010, the Lux SERP plan settled a portion of its benefit obligations through lump sum cash payments to certain plan participants. As a result of this action, the projected benefit obligation was re-measured as of July 1, 2010. US Holdings recognized an actuarial loss of Euro 81 thousand in earnings at the time of re-measurement.

Amounts to be recognized in the statement of financial position and statement of income along with actual return on assets were as follows:

	Pension Plan		SERPs
(thousands of Euro)	2011	2010	2011	2010
Amounts recognized in the statement of financial position:
Liabilities:
Present value of the obligation	483,738	409,316	12,344	11,340
Fair value of plan assets	355,563	314,502	—	—
Liability recognized in statement of financial position	128,175	94,814	12,344	11,340

Accumulated other comprehensive income:
Net gain/(loss), beginning of year	(80,141)	(63,659)	(3,268)	(2,627)
Asset gain/(loss)	(28,762)	14,462	—	—
Liability experience gain/(loss)	(1,287)	1,744	(608)	421
Liability assumption change gain/(loss)	(27,763)	(28,161)	(289)	(875)
Translation difference	(7,001)	(4,527)	(175)	(187)
Accumulated other comprehensive income, end of year	(144,953)	(80,141)	(4,340)	(3,268)

Service cost	19,171	18,640	491	367
Interest cost	21,323	21,700	625	627
Benefit vested	(85)	—	(453)	—
Expected return on plan assets	(24,992)	(21,185)	—	—
Settlement loss	—	—	—	81
Expense recognized in profit or loss	15,416	19,155	663	1,075

Actual return on assets:
Expected return on assets	24,992	21,185	—	—
Actuarial gain/(loss) on plan assets	(28,762)	14,462	—	—
Actual return on assets	(3,770)	35,647	—	—

The following tables show the main assumptions used to determine the period benefit cost and the benefit obligation.

	Lux Plan		SERPs
	2011	2010	2011	2010
Weighted-average assumptions used to determine benefit obligations:
Discount rate	5.10%	5.50%	5.10%	5.50%
Rate of compensation increase	5% / 3% / 2%	5% / 3% / 2%	5% / 3% / 2%	5% / 3% / 2%
Expected long-term return on plan assets	8.00%	8.00%	N/A	N/A

	Pension Plan
	2011	2010
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	5.10%	5.50%
Expected long-term return on plan assets	8.00%	8.00%
Rate of compensation increase	5% / 3% / 2%	5% / 3% / 2%
Mortality table	RP-2000	RP-2000

	SERPs
	2011	2010
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate:
For the year ended December 31	5.10	N/A
For the period prior to re-measurement	N/A	6.15%
For the period after re-measurement	N/A	5.50%
Expected long-term return on plan assets	N/A	N/A
Rate of compensation increase	5% / 3% / 2%	5% / 3% / 2%
Mortality table	RP-2000	RP-2000

Defined benefit plan data for the current and previous four annual periods are as follows:

(thousands of Euro)	2011	2010	2009	2008	2007
Pension Plans:
Defined benefit obligation	483,738	409,316	334,015	313,520	272,611
Fair value of plan assets	355,563	314,501	238,168	184,379	224,533
Plan surplus/(deficit)	128,175	94,815	95,847	129,141	48,078
Plan liabilities experience gain/(loss)	(1,287)	1,744	(1,761)	(4,379)	(5,212)
Plan assets experience gain/(loss)	(28,762)	14,462	23,790	(73,341)	(2,619)

SERPs:
Defined benefit obligation	12,344	11,340	11,299	12,015	10,361
Fair value of plan assets	—	—	—	—	—
Plan surplus/(deficit)	(12,344)	(11,340)	(11,299)	(12,015)	(10,361)
Plan liabilities experience gain/(loss)	(608)	421	1,228	(927)	2,039
Plan assets experience gain/(loss)	—	—	—	—	—

The Group’s discount rate is developed using a third-party yield curve derived from non-callable bonds of at least an Aa rating by Moody’s Investor Services or at least an AA rating by Standard & Poor’s. Each bond issue is required to have at least US$ 250 million par outstanding. The yield curve compares the future expected benefit payments of the Lux Pension Plan to these bond yields to determine an equivalent discount rate. The Group uses an assumption for salary increases based on a graduated approach of historical experience. The Group’s experience shows salary increases that typically vary by age.

In developing the long-term rate of return assumption, the Group considers its asset allocation. The Group analyzed historical rates of return being earned for each asset category over various periods of time. Additionally, the Group considered input from its third-party pension asset managers, investment consultants and plan actuaries, including their review of asset class return expectations and long-term inflation assumptions.

Plan Assets — The Lux Pension Plan’s investment policy is to invest plan assets in a manner to ensure over a long-term investment horizon that the plan is adequately funded; maximize investment return within reasonable and prudent levels of risk; and maintain sufficient liquidity to make timely benefit and administrative expense payments. This investment policy was developed to provide the framework within which the fiduciary’s investment decisions are made, establish standards to measure the investment manager’s and investment consultant’s performance, outline the roles and responsibilities of the various parties involved, and describe the ongoing review process. The investment policy identifies target asset allocations for the plan’s assets at 40 percent Large Cap US Equity, 10 percent Small Cap US Equity, 15 percent International Equity, and 35 percent Fixed Income Securities, but an allowance is provided for a range of allocations to these categories as described in the table below.

	Asset Class as a Percent of Total Assets
Asset category	Minimum	Maximum
Large Cap US Equity	37%	43%
Small Cap US Equity	8%	12%
International Equity	13%	17%
Fixed Income Securities	32%	38%
Cash and Equivalents	0%	5%

The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to, and benefit payments from, the pension plan trusts. The Lux Pension Plan’s investment policy intends that any divergence from the targeted allocations should be of a short duration, but the appropriate duration of the divergence will be determined by the Investment Subcommittee of the Luxottica Group Employee Retirement Income Security Act of 1974 (“ERISA”) Plans Compliance and Investment Committee with the advice of investment managers and/or investment consultants, taking into account current market conditions. During 2011, the Committee reviewed the Lux Pension Plan’s asset allocation monthly and if the allocation was not within the above ranges, the Committee re-balanced the allocations if appropriate based on current market conditions.

Plan assets are invested in diversified portfolios consisting of an array of asset classes within the above target allocations and using a combination of active and passive strategies. Passive strategies involve investment in an exchange-traded fund that closely tracks an index fund. Active strategies employ multiple investment management firms. Risk is controlled through diversification among asset classes, managers, styles, market capitalization (equity investments) and individual securities. Certain transactions and securities are prohibited from being held in the Lux Pension Plan’s trusts, such as ownership of real estate other than real estate investment trusts, commodity contracts, and American Depositary Receipts (“ADR”) or common stock of the Group. Risk is further controlled both at the asset class and manager level by assigning benchmarks and excess return targets. The investment managers are monitored on an ongoing basis to evaluate performance against the established market benchmarks and return targets.

Quoted market prices are used to measure the fair value of plan assets, when available. If quoted market prices are not available, the inputs utilized by the fund manager to derive net asset value are observable and no significant adjustments to net asset value were necessary.

Contributions — US Holdings expects to contribute Euro 48,551 thousand to its pension plan and Euro 565 thousand to the SERP in 2012.

Other Benefits — US Holdings provides certain post-employment medical, disability and life insurance benefits. The Group’s accrued liability related to this obligation as of December 31, 2011 and 2010 was Euro 1,271 thousand and Euro 1,880 thousand, respectively, and is included in other long-term liabilities in the consolidated statement of financial position.

US Holdings sponsors the following additional benefit plans, which cover certain present and past employees of some of its US subsidiaries:

(a)          US Holdings provides, under individual agreements, post-employment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of December 31, 2011 and 2010, the accrued liability related to these benefits was Euro 657 thousand and Euro 582 thousand, respectively, and is included in other long-term liabilities in the consolidated statement of financial position;

(b)         US Holdings established and maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded non- contributory defined contribution plan. Each participant’s account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability of Euro 777 thousand and Euro 848 thousand at December 31, 2011 and 2010, respectively, is included in other long-term liabilities in the consolidated statement of financial position.

US Holdings sponsors certain defined contribution plans for its United States and Puerto Rico employees. The cost of contributions incurred in 2011 and 2010 was Euro 4,816 thousand and 0, respectively and was recorded in general and administrative expenses in the consolidated statement of income. US Holdings also sponsors a defined contribution plan for all US Oakley associates with at least six months of service. The cost for contributions incurred in 2011 and 2010 was Euro 1,740 thousand and Euro 1,502 thousand, respectively.

The Group continues to participate in superannuation plans in Australia and Hong Kong. The plans provide benefits on a defined contribution basis for employees upon retirement, resignation, disablement or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation. The Group’s accrued liability related to this obligation as of December 31, 2011 and 2010 was Euro 5,149 thousand and Euro 3,642 thousand, respectively, and is included in other long-term liabilities in the consolidated statement of financial position.

Health Benefit Plans — US Holdings partially subsidizes health care benefits for eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65. During 2009, US Holdings provided for a one-time special election of early retirement to certain associates age 50 or older with 5 or more years of service. Benefits for this group are also discontinued at age 65 and the resulting special termination benefit is immaterial.

The plan liability of Euro 3,662 thousand and Euro 3,277 thousand at December 31, 2011 and 2010, respectively, is included in other non-current liabilities in the consolidated statement of financial position.

The cost of this plan in 2011 and 2010 as well as the 2012 expected contributions are immaterial.

For 2012, a 9.5 percent (9.5 percent for 2011) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5 percent for 2021 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1.0 percent increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 5.1 percent at December 31, 2011 and 5.5 percent at December 31, 2010.

The weighted-average discount rate used in determining the net periodic benefit cost for 2011 and 2010 was 5.5 percent and 6.15 percent, respectively.

24. LUXOTTICA GROUP STOCKHOLDERS’ EQUITY

CAPITAL STOCK

The share capital of Luxottica Group S.p.A., as of December 31, 2011, amounts to Euro 28,041,100.62 and is comprised of 467,351,677 ordinary shares with a par value of Euro 0.06 each.

As of January 1, 2010, the share capital amounted to Euro 27,964,632.60 and was comprised of 466,077,210 ordinary shares with a par value of Euro 0.06 each.

Following the exercise of 1,274,467 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital grew by Euro 76,468.02 during 2011.

The total options exercised in 2011 were 1,274,467, of which 101,900 refer to the 2002 Plan, 350,100 refer to the 2003 Plan, 284,223 refer to the 2004 Plan, 40,000 refer to the Extraordinary 2004 Plan, 220,244 refer to the 2005 Plan and 278,000 refer to the 2008 Plan.

LEGAL RESERVE

This reserve represents the portion of the Company’s earnings that are not distributable as dividends, in accordance with article 2430 of the Italian Civil Code.

ADDITIONAL PAID-IN CAPITAL

This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

RETAINED EARNINGS

These include subsidiaries’ earnings that have not been distributed as dividends and the amount of consolidated companies’ equities in excess of the corresponding carrying amounts of investments. This item also includes amounts arising as a result of consolidation adjustments.

TRANSLATION RESERVE

Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

TREASURY RESERVE

Treasury reserve is equal to Euro 117.4 million (Euro 112.5 million as of December 31, 2010). The increase is due to the share buyback programs approved at the stockholders’ meeting on October 29, 2009 (“2009 Program”), intended to provide the Company with treasury shares to efficiently manage its share capital and to implement its Performance Share Plan.

Under the 2009 Program, the Company purchased in 2010 on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) an aggregate amount of 3,355,726 shares at an average price of Euro 19.85 for an aggregate amount of Euro 66,625,044.

In parallel with the purchases of shares by the Company Arnette Optic Illusions, Inc. (“Arnette”), a US subsidiary, sold on the MTA 3,669,962 Luxottica Group ordinary shares at an average price of Euro 20.12 for an aggregate amount of Euro 73,823,196.

Under the same 2009 Program, the Company purchased in 2011 on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) an aggregate amount of 466,204 shares at an average price of Euro 22.45 for an aggregate amount of Euro 10,467,358.89.

As part of the celebrations marking Luxottica’s 50th anniversary, on August 31, 2011, the Board of Directors of Luxottica approved the gifting of free treasury shares to certain employees of the Group. The transaction which was finalized on October 10, 2011 involved over 7 thousand employees and an aggregate amount of 313,575 Luxottica treasury shares. As a result of the grant, the Group has reduced the treasury share reserve by Euro 5,583,677 million. Under accounting principles the gifting was accounted for as a share-based payment under IFRS 2 based on which the Group has recorded a total expense of Euro 6.3 million.

25. NON-CONTROLLING INTERESTS

Equity attributable to non-controlling interests amounts to Euro 12,192 thousand and Euro 13,029 thousand as of December 31, 2011 and December 31, 2010, respectively. The decrease is primarily due to the payment of dividends of Euro 4,092 thousand, the acquisition of the remaining 50 percent interest in the subsidiary Luxottica South East Asia for Euro 2,911 thousand, partially offset by results for the period equal to Euro 5,957 thousand.

26. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

OTHER INCOME/(EXPENSE)

The composition of other income/(expense) is as follows:

Interest expense (thousands of Euro)	2011	2010
Interest expense on bank overdrafts	(2,024)	(1,776)
Interest expense on loans	(110,343)	(99,028)
Interest expense on derivatives	(6,541)	(3,950)
Other interest expense	(2,159)	(2,233)
Total interest expense	(121,067)	(106,987)

Interest income (thousands of Euro)	2011	2010
Interest income on bank accounts	8,496	4,231
Interest income on securities	—	829
Interest on derivatives	1,481	1,536
Interest income on loans	2,495	1,898
Total interest income	12,472	8,494

Other — net from derivative financial instruments and translation differences	752	(3,287)
Other — net	(4,025)	(4,843)
Total other — net	(3,273)	(8,130)

PROVISION FOR INCOME TAXES

The income tax provision is as follows:

Income tax provision (thousands of Euro)	2011	2010
Current taxes	(273,633)	(217,772)
Deferred taxes	661	(447)
Total income tax provision	(236,972)	(218,219)

The reconciliation between the Italian Statutory tax rate and the effective rate is shown below:

	As of December 31,
	2011	2010
Italian Statutory tax rate	31.4%	31.4%
Aggregate effect of different tax rates in foreign jurisdictions	2.4%	1.4%
Non-deductible impairment loss	—	1.1%
Aggregate other effects	0.3%	2.1%
Effective rate	34.1%	36.0%

The Company does not provide for an accrual for income taxes on undistributed earnings of its non-Italian operations to the related Italian parent company that are intended to be permanently invested. It is not practicable to determine the amount of income tax liability that would result had such earnings actually been distributed. In connection with the 2011 earnings of certain subsidiaries, the Company has provided for an accrual for income taxes related to declared dividends of earnings.

For further information on the changes occurred in 2011 as compared to 2010 please refer to note 3 of the management report on the consolidated financial statements as of December 31, 2011 “Financial Results”.

27. COMMITMENTS AND RISKS

LICENSING AGREEMENTS

The Group has entered into licensing agreements with certain designers for the production, design and distribution of sunglasses and prescription frames.

Under these licensing agreements — which typically have terms ranging from 3 to 10 years — the Group is required to pay a royalty generally ranging from 5 percent to 14 percent of net sales. Certain contracts also provide for the payment of minimum annual guaranteed amounts and a mandatory marketing contribution (the latter typically amounts to between 5 percent and 10 percent of net sales). These agreements can typically be terminated early by either party for a variety of reasons, including but not limited to non-payment of royalties, failure to reach minimum sales thresholds, product alteration and, under certain conditions, a change in control of Luxottica Group S.p.A.

Minimum payments required in each of the years subsequent to December 31, 2011 are detailed as follows:

Years ending December 31 (thousands of Euro)
2012	65,003
2013	69,882
2014	53,108
2015	49,096
2016	23,723
Subsequent years	98,730
Total	359,542

RENTALS, LEASING AND LICENSES

The Group leases through its worldwide subsidiaries various retail stores, plants, warehouses and office facilities as well as certain of its data processing and automotive equipment under operating lease arrangements. These agreements expire between 2012 and 2026 and provide for renewal options under various conditions. The lease arrangements for the Group’s US retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. The Group also operates departments in various host stores, paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

Total rental expense for each year ended December 31 is as follows:

(thousands of Euro)	2011	2010
Minimum lease payments	328,261	254,958
Additional lease payments	90,876	66,898
Sublease payments	(23,005)	(26,611)
Total	396,132	295,245

Future rental commitments are as follows:

Years ending December 31 (thousands of Euro)
2012	280,363
2013	241,465
2014	207,930
2015	170,118
2016	131,219
Subsequent years	224,809
Total	1,255,904

OTHER COMMITMENTS

The Group is committed to pay amounts in future periods for endorsement contracts, supplier purchase and other long-term commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Oakley is often required to pay specified minimal annual commitments and, in certain cases, additional amounts based on performance goals. Certain contracts provide additional incentives based on the achievement of specified goals. Supplier commitments have been entered into with various suppliers in the normal course of business. Other commitments mainly include auto, machinery and equipment lease commitments.

Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments at December 31, 2011 are as follows:

	Endorsement	Supply	Other
Years ending December 31 (thousands of Euro)	contracts	commitments	commitments
2012	2,481	4,800	5,721
2013	1,224	4,929	2,597
2014	188	4,720	865
2015	143	4,699	91
Subsequent years	287	27,768	—
Total	4,323	46,916	9,273

GUARANTEES

The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At December 31, 2011, the Group’s maximum liability amounted to Euro 3.3 million (Euro 4.0 million at December 31, 2010).

A wholly-owned US subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.4 million (US$1.8 million) at December 31, 2011 (Euro 1.5 million at December 31, 2010). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been accrued using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2011 and 2010.

CREDIT LINES

As of December 31, 2011 and 2010, the Company had unused short-term lines of credit of approximately Euro 747.9 million and Euro 559.8 million, respectively.

The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 431.8 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2011, these credit lines were utilized for Euro 0.5 million.

US Holdings maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 119.8 million (US$ 155.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2011, there were no amounts borrowed against these lines, however, there was Euro 63.4 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit (see below).

The blended average interest rate on these lines of credit is approximately LIBOR plus 0.40 percent.

OUTSTANDING STANDBY LETTERS OF CREDIT

A US subsidiary has obtained various standby letters of credit from banks for an aggregate amount of Euro 64.4 million and Euro 34.0 million, as of December 31, 2011 and 2010, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 40 to 60 basis points annually.

LITIGATION

French Competition Authority Investigation

Our French subsidiary Luxottica France S.a.s., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing, and, to date no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Company intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Other proceedings

The Company and its subsidiaries are defendants in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

28. RELATED PARTY TRANSACTIONS

LICENSING AGREEMENTS

The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group Inc., which is owned and controlled by a director of the Company, Claudio Del Vecchio. The original license expired in 2009 and was renewed for an additional five years on March 31, 2010. The Group paid royalties under the license to Brooks Brothers Group Inc. of Euro 0.6 million in 2011 and Euro 0.8 million in 2010.

PURCHASE OF BUILDING

On November 7, 2011, the Company acquired a building next to its registered office in Milan for a purchase price of Euro 21.4 million from “Partimmo S.r.l.,” a company indirectly controlled by the Company’s Chairman of the Board of Directors. The purchase price is in line with the fair market value of the building based on a valuation prepared by an independent expert appointed by the Board’s Internal Control Committee. The Company recorded this asset at cost. As of December 31, 2011, about Euro 2.9 million of improvements were made to the space, a portion of which (equal to Euro 0.4 million plus VAT) were paid by the Company to Partimmo S.r.l. as a reimbursement of part of the renovation works. The amount related to the transaction are reported in the line item “others” in the below table.

INCENTIVE STOCK OPTION PLANS

On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11 percent of the shares of the Company — equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.àr.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. During 2011, 720 thousand options (1,115 thousand in 2010) from this grant were exercised. As of December 31, 2011, 7,330 thousand options were outstanding.

A summary of related party transactions as of December 31, 2011 and 2010 is provided below. In 2011 the Group completed the acquisition of Multiopticas which is no longer considered as a related party as of December 31, 2011. Please refer to note 4 “business combinations” for further details. The table below reports the revenues and costs related to the commercial transactions that occurred up to the acquisition of control.

As of December 31, 2011	Income statement		Balance sheet
Related parties (thousands of Euro)	Revenues	Costs	Assets	Liabilities
Brooks Brothers Group Inc.	105	1,362	—	155
Multiopticas Group	4,708	25	—	—
Eyebiz Laboratories Pty Limited	970	44,584	4,590	17,793
Others	581	797	22,608	159
Total	6,364	46,768	28,799	20,572

As of December 31, 2010	Income statement		Balance sheet
Related parties (thousands of Euro)	Revenues	Costs	Assets	Liabilities
Brooks Brothers Group Inc.	112	731	—	59
Multiopticas Group	9,161	148	2,434	2,510
Eyebiz Laboratories Pty Limited	—	33,941	616	14,054
Others	275	801	269	—
Total	9,548	35,621	3,319	16,623

Total remuneration due to key managers amounted to approximately Euro 48.9 million and Euro 51.0 million for the years ended December 31, 2011 and 2010, respectively.

29. EARNINGS PER SHARE

Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for 2011 and 2010, respectively amounting to Euro 452,343 thousand and Euro 402,187 thousand, to the number of outstanding shares — basic and dilutive of the Company.

Earnings per share in 2011 were equal to Euro 0.98 compared to Euro 0.88 in 2010. Diluted earnings in 2011 were equal to Euro 0.98 compared to the Euro 0.87 in 2010.

The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	2011	2010
Weighted average shares outstanding — basic	460,437,198	458,711,441
Effect of dilutive stock options	2,859,064	1,823,956
Weighted average shares outstanding — dilutive	463,296,262	460,535,397
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period or performance measures related to the awards have not yet been met	11,253,701	11,497,532

30. ATYPICAL AND/OR UNUSUAL OPERATIONS

There were no atypical and/or unusual transactions that occurred in 2011 and 2010.

31. DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives are classified as current or non-current assets and liabilities. The fair value of derivatives is classified as a long-term asset or liability for the portion of cash flows expiring after 12 months, and as a current asset or liability for the portion expiring within 12 months.

The ineffective portion recorded in Other-net within the consolidated statement of income amounted to Euro 151.1 thousand (Euro 47.4 thousand in 2010).

The table below shows the assets and liabilities related to derivative contracts in effect as of December 31, 2011 and 2010:

	2011		2010
(thousands of Euro)	Assets	Liabilities	Assets	Liabilities
Interest rate swaps — cash flow hedge	—	(20,717)	—	(53,865)
Forward contracts — cash flow hedge	668	(3,890)	1,484	(4,311)
Total	668	(24,608)	1,484	58,176

of which:
Non-current portion	—	—	—	—
Interest rate swaps — cash flow hedge	—	(8,550)	—	(52,964)
Forward contracts — cash flow hedge	—	—	—
Total	—	(8,550)	—	(52,964)

Current portion	668	(16,058)	1,484	(5,212)

The table below shows movements in the stockholders’ equity due to the reserve for cash flow hedges (amounts in thousands of Euro):

Balance as of January 1, 2010	(30,505)
Fair value adjustment of derivatives designated as cash flow hedges	(45,034)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	15,126
Amounts reclassified to the consolidated statement of income	41,474
Tax effect on amounts reclassified to the consolidated statement of income	(14,789)
Balance as of December 31, 2010	(33,728)
Fair value adjustment of derivatives designated as cash flow hedges	(4,678)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	1,856
Amounts reclassified to the consolidated statement of income	37,228
Tax effect on amounts reclassified to the consolidated statement of income	(13,292)
Balance as of December 31, 2011	(12,614)

Interest rate swaps

The notional amount of the existing interest rate swap instruments still effective as of December 31, 2011 is reported in the following table:

Notional amount	Currency
1,343,150,000	US$
190,000,000	Euro

32. SHARE-BASED PAYMENTS

Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company’s stock option plans (the “plans”). In order to strengthen the loyalty of some key employees — with respect to individual targets, and in order to enhance the overall capitalization of the Company — the Company’s stockholders meetings approved three stock capital increases on March 10, 1998, September 20, 2001 and June 14, 2006, respectively, through the issuance of new common shares to be offered for subscription to employees. On the basis of these stock capital increases, the authorized share capital was equal to Euro 29,537,918.57. These options become exercisable in either three equal annual installments, two equal annual installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

The stockholders’ meeting has delegated the Board of Directors to effectively execute, in one or more installments, the stock capital increases and to grant options to employees. The Board can also:

•                  establish the terms and conditions for the underwriting of the new shares;

•                  request the full payment of the shares at the time of their underwriting;

•                  identify the employees to grant the options based on appropriate criteria;

•                  regulate the effect of the termination of the employment relationships with the Company or its subsidiaries and the effects of the employee death on the options granted by specific provision included in the agreements entered into with the employees.

Upon execution of the proxy received from the Stockholders’ Meeting, the Board of Directors has granted a total of 53,833,300 options of which, as of December 31, 2011, 16,851,677 have been exercised.

On April 28, 2011, the Board of Directors granted 715,500 options to employees domiciled in the United States with a fair value of Euro 6.49 per option as well as 1,323,500 options to employees domiciled outside the United States with a fair value of Euro 6.61.

On May 7, 2009, the Board of Directors authorized the reassignment of new options to employees who were then beneficiaries of the Company’s 2006 and 2007 ordinary plans and the Company’s 2006 performance plan, which, considering market conditions and the financial crisis, had an exercise price that was undermining the performance incentives that typically form the foundation of these plans. The new options’ exercise price was consistent with the market values of Luxottica shares being equal to the greater of the stock price on the grant date of the new options or the previous 30-day average. In connection with the reassignment of options related to the Company’s 2006 and 2007 ordinary plans, the employees who surrendered their options received the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held for a total amount of 2,885,000 options. For the new options assigned to the US citizen beneficiaries of the 2006 and 2007 plans, the Company recognized an incremental fair value per share of Euro 2.16 and Euro 2.20, respectively. For the new options assigned to the non-US citizen beneficiaries of the 2006 and 2007 plans, the Company recognized an incremental fair value per share of Euro 2.68 and Euro 2.77, respectively.

In connection with the reassignment of options related to the Company’s 2006 performance plan, the employees who surrendered their options received the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the above-mentioned grant, reduced by 50 percent, for a total amount of 5,700,000 options.

In total, the Board of Directors approved the following stock option plans:

Plan	Granted	Exercised
1998 ordinary plan	3,380,400	2,716,600
1999 ordinary plan	3,679,200	3,036,800
2000 ordinary plan	2,142,200	1,852,533
2001 ordinary plan	2,079,300	1,849,000
2002 ordinary plan	2,348,400	2,059,000
2003 ordinary plan	2,397,300	2,061,200
2004 ordinary plan	2,035,500	1,432,800
2005 ordinary plan	1,512,000	665,744
2006 ordinary plan (*)	1,725,000	—
2007 ordinary plan (*)	1,745,000	—
2008 ordinary plan	2,020,500	278,000
2009 ordinary plan	1,050,000	—
2009 ordinary plan: reassignment of options granted under the 2006 and 2007 ordinary plans to non-US beneficiaries	2,060,000	—
2009 ordinary plan: reassignment of options granted under the 2006 and 2007 ordinary plans to US beneficiaries	825,000	—
2002 Performance Plan	1,170,000	—
2004 Performance Plan	1,000,000	900,000
2006 Performance Plan — US beneficiaries (*)	3,500,000	—
2006 Performance Plan — non-US beneficiaries (*)	9,500,000	—
2009 Performance plan: reassignment of options granted under the 2006 performance plans to non-US domiciled beneficiaries	4,250,000	—
2009 Performance plan: reassignment of options granted under the 2006 performance plans to US domiciled beneficiaries	1,450,000	—
2010 Ordinary Plan	1,924,500	—
2011 Ordinary Plan	2,039,000	—
Total	53,833,300	16,851,677

(*) The plan was reassigned in 2009.

On May 13, 2008, a Performance Shares Plan for senior managers within the Company as identified by the Board of Directors of the Company (the “Board”) (the “2008 PSP”) was adopted. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration if certain financial targets set by the Board of Directors are achieved over a specified three-year period. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP’s beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares.

On May 13, 2008, the Board granted 1,003,000 rights to receive ordinary shares, which could be increased by 20 percent up to a maximum of 1,203,600 units if certain consolidated cumulative earning per share targets are achieved over the three-year period from 2008-2010. As of December 31, 2010, the consolidated cumulative earning per share targets were not achieved and therefore the plan did not vest.

Pursuant to the PSP plan adopted in 2008, on May 7, 2009, the Board of Directors granted certain of our key employees 1,435,000 rights to receive ordinary shares (“PSP 2009”), which can be increased by 25 percent up to a maximum of 1,793,750 units, if certain consolidated cumulative earning per share targets are achieved during the three-year period from 2009-2011. As of December 31, 2011, the consolidated cumulative earning per share targets were achieved and therefore the plan vested. As of December 31, 2011, 256,250 units of the 1,793,500 granted were forfeited.

Pursuant to the PSP plan adopted in 2008, on April 29, 2010, the Board of Directors granted certain of our key employees 692,000 rights to receive ordinary shares (“PSP 2010”), which can be increased by 25 percent up to a maximum of 865,000 units, if certain consolidated cumulative earning per share targets are achieved over the three-year period from 2010-2012. Management expects that the target will be met. As of December 31, 2011, 50,000 units of the 865,000 granted were forfeited.

Pursuant to the PSP plan adopted in 2008, on April 29, 2011, the Board of Directors granted certain of our key employees 665,000 rights to receive ordinary shares (“PSP 2011”), which can be increased by 15 percent up to a maximum of 764,750 units, if certain consolidated cumulative earning per share targets are achieved over the three-year period from 2011-2013. Management expects that the target will be met. As of December 31, 2011, 11,500 units of the 764,750 granted were forfeited.

The information requested by IFRS 2 on stock option plans is reported below.

The fair value of the stock options was estimated on the grant date using the binomial model and following weighted average assumptions:

	2011 Ordinary	2011 Ordinary
	Plan - for	Plan - for
	citizens	citizens not
	resident in the	resident in the
	USA	USA	PSP 2011
Share price at the grant date (in Euro)	22.91	22.91	22.91
Expected option life	5.56 years	5.56 years	3 years
Volatility	33.35%	33.35%	—
Dividend yield	1.85%	1.85%	1.85%
Risk-free interest rate	2.88%	2.88%	—

Expected volatilities are based on implied volatilities from traded share options on the Company’s stock, historical volatility of the Company’s share price and other factors. The expected option life is based on the historical exercise experience for the Company based upon the date of grant and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the US Federal Treasury or European government bond yield curve, as appropriate, in effect at the time of grant.

The weighted average fair value of the stock options under plans granted in 2011 was Euro 6.57. The fair value of the 2011 PSP was Euro 21.68.

Movements reported in the various stock option plans in 2011 are reported below:

			No. of options					No. of options
			outstanding as					outstanding as
			of December	Granted	Forfeited	Exercised	Expired	of December
	Exercise price	Currency	31, 2010	options	options	options	options	31, 2011
2002 Ordinary Plan	17.8	US$	101,900		—	(101,900)	—	—
2003 Ordinary Plan	10.51	Euro	496,200	—		(350,100)	—	146,100
2004 Ordinary Plan	13.79	Euro	839,723	—	—	(284,223)	—	555,500
2004 Performance Plan	18.59	US$	140,000	—	—	(40,000)	—	100,000
2005 Ordinary Plan	16.89	Euro	895,500	—	(9,000)	(220,244)	—	666,256
2006 Ordinary Plan	22.19	Euro	140,000	—	(70,000)	—	—	70,000
2006 Performance Plan B	20.99	Euro	1,100,000	—	—	—	—	1,100,000
2007 Ordinary Plan	24.03	Euro	85,000		(65,000)	—	—	20,000
2008 Ordinary Plan	18.08	Euro	1,730,500	—	(51,500)	(278,000)	—	1,401,000
2009 Ordinary plan for citizens not resident
in the USA	13.45	Euro	352,000	—	(16,000)	—	—	336,000
2009 Ordinary plan for citizens resident in the USA	14.99	Euro	569,000	—	(46,000)	—	—	523,000
2009 Plan — reassignment of 2006/2007 plans
for citizens not resident in the USA	13.45	Euro	1,930,000	—	(85,000)	—	—	1,845,000
2009 Plan — reassignment of 2006/2007plans
for citizens resident in the USA	15.03	Euro	725,000	—	(80,000)	—	—	645,000
2009 Plan — reassignment of STR 2006 plans
for citizens not resident in the USA	13.45	Euro	4,250,000	—	—	—	—	4,250,000
2009 Plan — reassignment of STR 2006 plans
for citizens resident in the USA	15.11	Euro	1,450,000	—	(100,000)	—	—	1,350,000
2010 Ordinary Plan — for citizens non resident
in the USA	20.72	Euro	1,195,000	—	(20,000)	—	—	1,175,000
2010 Ordinary Plan — for citizens resident in the USA	21.23	Euro	660,000	—	(43,500)	—	—	616,500
2011 Ordinary Plan — for citizens non resident
in the USA	22.62	Euro	—	1,323,500	(14,000)	—	—	1,309,500
2011 Ordinary Plan — for citizens resident in the USA	23.18	Euro	—	715,500	(10,000)	—	—	705,500
Total			16,659,823	2,039,000	(610,000)	(1,274,467)	—	16,814,356

Options exercisable on December 31, 2011 are summarized in the following table:

Number
of options
exercisable as
of December
31, 2011
2003 Ordinary Plan	146,100
2004 Ordinary Plan	555,500
2004 Performance Plan	100,000
2005 Ordinary Plan	666,256
2006 Ordinary Plan	70,000
2007 Ordinary Plan	20,000
2008 Ordinary Plan	1,401,000
Total	2,958,856

The remaining contractual life of plans in effect on December 31, 2011 is highlighted in the following table:

Remaining
contractual life
in years
2002 Ordinary Plan	0.92
2003 Ordinary Plan	0.08
2004 Ordinary Plan	1.09
2004 Performance Plan	0.08
2005 Ordinary Plan	2.09
2006 Ordinary Plan	3.09
2006 Performance Plan B	3.57
2007 Ordinary Plan	4.18
2008 Ordinary Plan	5.21
2009 Ordinary plan for citizens not resident in the USA	6.35
2009 Ordinary plan for citizens resident in the USA	6.35
2009 Plan – reassignment of 2006/2007 plans for citizens resident in the USA	5.25
2009 Plan – reassignment of 2006/2007 plans for citizens not resident in the USA	6.35
2009 Plan – reassignment of 2006 plans for citizens not resident in the USA	6.35
2009 Plan – reassignment of 2006 plans for citizens resident in the USA	6.45
2010 Ordinary Plan – for citizens non resident in the USA	7.33
2010 Ordinary Plan – for citizens resident in the USA	7.33
2011 Ordinary Plan – for citizens non resident in the USA	8.33
2011 Ordinary Plan – for citizens resident in the USA	8.33

With regard to the options exercised during the course of 2011, the weighted average share price of the shares in 2011 was equal to Euro 21.53.

The Group has recorded an expense for the ordinary stock option plans of Euro 9.7 million and Euro 8.6 million in 2011 and 2010, respectively. For the performance plans, including the 2006 performance plans and the 2009, 2010 and 2011 PSP plans, the Group recorded an expense of Euro 28.3 million and Euro 24.3 million in 2011 and 2010 respectively. No expense on the 2008 PSP was recorded in 2010, 2009 and 2008, since the consolidated EPS targets were not met.

The stock plans outstanding as of December 31, 2011 are conditional upon satisfying the service conditions. The 2004 and 2009 performance plans as well as all the PSP plans are conditional upon satisfying service as well as performance conditions.

Trends in stock option plans during the course of 2011:

	Options	Strike price	Market price	Notes
Options granted as of January 1, 2011
1998 Plan	3,380,400	Euro 7.38	Euro 23.04	(1)
1999 Plan	3,679,200	Euro 4.38	Euro 23.04	(1)
2000 Plan	2,142,200	Euro 9.52	Euro 23.04	(1)
2001 Plan	2,079,300	US$15.20	Euro 23.04	(1)
2001 Performance Plan	1,170,000	US$16.06	Euro 23.04	(1)
2002 Plan	2,348,400	US$17.80	Euro 23.04	(1)
2003 Plan	2,397,300	Euro 10.51	Euro 23.04	(1)
2004 Plan	2,035,500	Euro 13.79	Euro 23.04	(1)
2005 Plan	1,512,000	Euro 16.89	Euro 23.04	(1)
Extraordinary Plan 2004	1,000,000	US$18.59	Euro 23.04	(1)
2006 Plan	1,725,000	Euro 22.19	Euro 23.04	(1)
2006 Performance plan A	3,500,000	Euro 22.09	Euro 23.04	(1)
2006 Performance plan B	9,500,000	Euro 20.99	Euro 23.04	(1)
2007 Plan	1,745,000	Euro 24.03	Euro 23.04	(1)
2008 Plan	2,020,500	Euro 18.08	Euro 23.04	(1)
2009 Plan non US	378,000	Euro 13.45	Euro 23.04	(1)
2009 Plan US	672,000	Euro 14.99	Euro 23.04	(1)
2009 Plan: reassignment of the 2006/2007 ordinary plan – Non US	2,060,000	Euro 13.45	Euro 23.04	(1)
2009 Plan: reassignment of the 2006/2007 ordinary plan – US	825,000	Euro 15.03	Euro 23.04	(1)
2009 Plan: reassignment of the 2006 performance plan to non-US beneficiaries	4,250,000	Euro 13.45	Euro 23.04	(1)
2009 Plan: reassignment of the 2006 performance plan to US beneficiaries	1,450,000	Euro 15.11	Euro 23.04	(1)
Plan 2010 US	703,500	Euro 20.72	Euro 23.04	(1)
Plan 2011 non US	1,221,000	Euro 21.23	Euro 23.04	(1)

Options granted and exercisable as of January 1, 2011
2002 Plan	101,900	US$17.80	Euro 23.04	(1)
2003 Plan	496,200	Euro 10.51	Euro 23.04	(1)
2004 Plan	839,723	Euro 13.79	Euro 23.04	(1)
2005 Plan	895,500	Euro 16.89	Euro 23.04	(1)
2004 Performance Plan	140,000	US$18.59	Euro 23.04	(1)
2006 Plan	140,000	Euro 22.19	Euro 23.04	(1)
2007 Plan	85,000	Euro 22.19	Euro 23.04	(1)

	Options	Strike price	Market price	Notes
Options granted during 2011
2011 Plan non US	1,323,500	Euro 22.62	Euro 22.91	(2)
2011 Plan US	715,500	Euro 23.18	Euro 22.91	(2)

Options exercised in 2011
2002 Plan	101,900	US$17.80	Euro 21.68	(3)
2003 Plan	350,100	Euro 10.51	Euro 21.68	(3)
2004 Plan	284,223	Euro 13.79	Euro 21.68	(3)
2004 Performance Plan	40,000	US$18.59	Euro 21.68	(3)
2005 Plan	220,224	Euro 16.89	Euro 21.68	(3)
2008 Plan	278,000	Euro 18.08	Euro 21.68	(3)

Options forfeited in 2011
2005 Plan	9,000	Euro 16.89	Euro 21.68	(3)
2006 Plan	70,000	Euro 22.19	Euro 21.68	(3)
2007 Plan	65,000	Euro 24.05	Euro 21.68	(3)
2008 Plan	51,500	Euro 18.08	Euro 21.68	(3)
2009 Ordinary Plan – Non US	16,000	Euro 13.45	Euro 21.68	(3)
2009 Ordinary Plan – US	46,000	Euro 14.99	Euro 21.68	(3)
2009 Plan: reassignment of the 2006 and 2007 ordinary plan – Non US	85,000	Euro 13.45	Euro 21.68	(3)
2009 Plan: reassignment of the 2006 and 2007 ordinary plan – US	80,000	Euro 15.03	Euro 21.68	(3)
2009 Plan: reassignment of the 2006 and 2007 STR plan – US	100,000	Euro 15.11	Euro 21.68	(3)
2010 Plan Non US	20,000	Euro 20.72	Euro 21.68	(3)
2010 Plan US	43,500	Euro 21.23	Euro 21.68	(3)
2011 Plan Non US	14,000	Euro 22.62	Euro 21.68	(3)
2011 Plan US	10,000	Euro 23.18	Euro 21.68	(3)

Options granted and exercisable as of December 31, 2011
2003 Plan	146,100	Euro 10.51	Euro 21.61	(4)
2004 Plan	555,500	Euro 13.79	Euro 21.61	(4)
2004 Performance Plan	100,000	US$18.59	Euro 21.61	(4)
2005 Plan	666,256	Euro 16.89	Euro 21.61	(4)
2006 Plan	70,000	Euro 22.19	Euro 21.61	(4)
2007 Plan	20,000	Euro 24.05	Euro 21.61	(4)
2008 Plan	1,401,000	Euro 18.08	Euro 21.61	(4)

N. B. Prices are reported in Euro. The strike price of the 2001 Plan, as well as the 2001 Performance Plan, the 2002 Plan and the 2004 Performance Plan are reported in US$, as determined by the Board of Directors.

(1)      Official price on the MTA as of January 3, 2011, Euro 23.04.

(2)      Official price on the MTA as of April, 28, 2011, date of grant, equal to Euro 22.91.

(3)      Average price on the MTA in 2011, Euro 21.68.

(4)      Official price on the MTA as of December 30, 2011, Euro 21.61.

33. DIVIDENDS

During 2011, the Company distributed an aggregate dividend to its stockholders of Euro 202.5 million equal to Euro 0.44 per share. Dividend distributed to non-controlling interests totals Euro 4.1 million.

34. SUBSEQUENT EVENTS

For further details on events occurring after December 31, 2011, refer to the Section 12 in the Management Report.

*  *  *

Milan, February 28, 2012

On behalf of the Board of Directors

Andrea Guerra

Chief Executive Officer

Attachment

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN EURO

	Average		Average
	exchange	Final exchange	exchange	Final exchange
	rate as of	rate as of	rate as of	rate as of
	December 31,	December 31,	December 31,	December 31,
Currency	2011	2011	2010	2010
US Dollar	1.3920	1.2939	1.3257	1.3362
Swiss Franc	1.2326	1.2156	1.3803	1.2504
Great Britain Pound	0.8679	0.8353	0.8578	0.8608
Brazilian Real	2.3265	2.4159	2.3314	2.2177
Japanese Yen	110.9586	100.2000	116.2386	108.6500
Canadian Dollar	1.3761	1.3215	1.3651	1.3322
Mexican Peso	17.2877	18.0512	16.7373	16.5475
Swedish Krona	9.0298	8.9120	9.5373	8.9655
Australian Dollar	1.3484	1.2723	1.4423	1.3136
Argentine Peso	5.7450	5.5677	5.2009	5.3099
South African Rand	10.0970	10.4830	9.6986	8.8625
Israeli Shekel	4.9775	4.9453	4.9457	4.7378
Hong Kong Dollar	10.8362	10.0510	10.2994	10.3856
Turkish Lira	2.3378	2.4432	1.9965	2.0694
Norwegian Krona	7.7934	7.7540	8.0043	7.8000
Malaysian Ringgit	4.2558	4.1055	4.2668	4.0950
Thai Baht	42.4288	40.9910	42.0145	40.1700
Taiwan Dollar	40.8924	39.1835	41.7269	39.0438
South Korean Won	1,541.2341	1,498.6899	1,531.8212	1,499.0600
Chinese Renminbi	8.9960	8.1588	8.9712	8.8220
Singapore Dollar	1.7489	1.6819	1.8055	1.7136
New Zealand Dollar	1.7600	1.6737	1.8377	1.7200
United Arab Emirates Dirham	5.1124	4.7524	4.8692	4.9078
Indian Rupee	64.8859	68.7130	60.5878	59.7580
Polish Zloty	4.1206	4.4580	3.9947	3.9750
Hungarian Forint	279.3726	314.5800	275.4805	277.9500
Croatian Kuna	7.4390	7.5370	7.2891	7.3830
American Dollar (GMO Ecuador)	1.3778	1.2939	—	—
Colombian Peso	2,564.6895	2,510.5701	—	—
Chilean Peso	678.6135	671.9970	—	—
Peruvian Nuevo Sol	3.7549	3.4875	—	—
Namibian Dollar	10.0970	10.4830	—	—

Certification of the consolidated financial statements

CERTIFICATION OF THE CONSOLIDATED FINANCIAL STATEMENTS, PURSUANT TO ARTICLE 154-BIS OF THE LEGISLATIVE DECREE 58/98

1.    The undersigned Andrea Guerra and Enrico Cavatorta, as Chief Executive Officer and Chief Financial Officer of Luxottica Group S.p.A., having also taken into account the provisions of article 154-bis, paragraphs 3 and 4, of the Legislative Decree no. 58 of 24 February 1998, hereby certify:

•      the adequacy in relation to the characteristics of the Company and

•      the effective implementation

of the administrative and accounting procedures for the preparation of the consolidated financial statements over the course of the year ending December 31, 2011.

2.     The assessment of the adequacy of the administrative and accounting procedures for the preparation of the consolidated financial statements as of December 31, 2011 was based on a process developed by Luxottica Group S.p.A. in accordance with the model of Internal Control — Integrated Framework issued by the Committee of Sponsoring organizations of the Tradeway Commission which is a framework generally accepted internationally.

3.     It is also certified that:

3.1   the consolidated financial statements:

a)     have been drawn up in accordance with the international accounting standards recognized in the European Union under the EC Regulation no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, and the provisions issued in implementation of article 9 of Legislative Decree no. 38/205;

b)    are consistent with accounting books and entries;

c)     are suitable for providing a truthful and accurate representation of the financial and economic situation of the issuer as well as of the companies included within the scope of consolidation;

3.2   the management report on the consolidated financial statements includes a reliable analysis of operating trends and the result of the period as well as the situation of the issuer and of the companies included within the scope of consolidation; a description of the primary risks and uncertainties to which the Group is exposed is also included.

Milan, February 28, 2012

Andrea Guerra	Enrico Cavatorta
(Chief Executive Officer)	(Manager in charge with preparing
the Company’s financial reports)

Report of the Independent Auditors

Deloitte & Touch S.p.A Via Tortona, 25 20144 Milano Italia Tel: + 39 02 83322111 Fax: + 39 02 83322112

AUDITORS’ REPORT PURSUANT TO ART.14 AND 16

OF LEGISLATIVE DECREE No. 39 OF JANUARY 27, 2010

To the Shareholders of
LUXOTTICA GROUP S.p.A.

1.             We have audited the consolidated financial statements of Luxottica Group S.p.A and its subsidiaries (the “Luxottica Group”), which comprise the consolidated statements of financial position as of December 31, 2011, and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of stockholders’ equity and consolidated statements cash flow for the year then ended, and a summary of significant accounting policies and notes to the consolidated financial statements. These consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and the requirements of national regulations issued pursuant to art. 9 of Italian Legislative Decree n 38/2005 are the responsibility of the Company’s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2.             We conducted our audit in accordance with the Auditing Standards recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the prior year’s consolidated financial statements, whose data are presented for comparative purposes, reference should be made to our auditors’ report issued on April 4, 2011.

3.             In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Luxottica Group as of December 31, 2011, and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and the requirements of national regulations issued pursuant to art. 9 of Italian Legislative Decree n 38/2005.

Ancona  Bari  Bergamo   Bologna   Brescia   Cagliari   Firenze   Genova   Milano   Napoli   Padova   Palermo   Parma   Roma   Torino  Verona

Sede Legale, Via Tortona, 25 — 20144 Milano — Capital Sociale: Euro 10.328.220.00 i.v. Codice Fiscale/Registro delle imprese Milano n. 03049560166 — R.E.A. Milano n. 1720239 Partita IVA: IT 03049560166

4.             The Directors of Luxottica Group S.p.A. are responsible for the preparation of the report on operations and the annual report on corporate governance in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the report on operations and of the information reported in compliance with art. 123-bis of Italian Legislative Decree n. 58/1998, paragraph I, letters c), d), f), l), m) and oparagraph2, letter b) in the annual report on corporate governance, with the consolidated financial statements, as required by law.  For this purpose, we have performed the procedures required under Auditing Standard n. 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion, the report on operations and the information reported in compliance with art, 123-bis of Italian Legislative Decree n. 58/1998, paragraph I, letters c), d), f), l), m) and paragraph 2, letter b) included in the annual report on corporate governance are consistent with the consolidated financial statements of the Luxottica Group as of December 31, 2011.

DELOITTE & TOUCHE S.p.A.

Signed by

Dario Righetti

Partner

Milan, Italy
April 3, 2012

This report has been translated into the English language solely for the convenience of international readers.

Board of Directors proposal

The Board of Directors, in consideration of the prospects for the Group development and its expectations of future income, recommends the distribution of a gross dividend of Euro 0.49 per ordinary share, and hence per American Depository Share (ADS), payable out of the net income of the 2011 fiscal year totaling Euro 180,887,125, and in part out of the extraordinary reserve composed of profits of tax years ending after the tax year ended December 31, 2007.

Having taken into account the calendar approved by Borsa Italiana S.p.A., the Board of Directors recommends that the payment date of the dividend is set for May 24, 2012, with its ex-dividend date on May 21, 2012.

Having taken into consideration the number of shares that are presently in circulation, namely 467,659,760, the total amount to be distributed would be equal to Euro 229.2 million (Euro 226.1 million taking into account 6,186,425 shares which are directly owned by the Company on the date of the present report). The distribution would take place after the allocation of Euro 10,504.96 to the legal reserve.

It should be noted that the amounts in question may vary due to the possible issue of new shares following the exercise of stock options and/or the purchase of further treasury shares by the Company before the ex-dividend date. In any case, in the event that all the exercisable stock options are in fact exercised before the ex-dividend date, the maximum amount to be taken from the profit for the year for the distribution of the dividend, assuming that the number of the treasury shares of the company remains unchanged, would amount to approximately Euro 227.4 million.

Milan, February 28, 2012

On behalf of the Board of Directors

Andrea Guerra
Chief Executive Officer

Report of the Statutory Auditors

BOARD OF STATUTORY AUDITORS REPORT OF LUXOTTICA GROUP S.P.A. AS OF DECEMBER 31, 2011 PURSUANT TO ARTICLE 2429 OF THE ITALIAN CIVIL CODE AND ARTICLE 153 OF ITALIAN LEGISLATIVE DECREE 58/1998

Dear Shareholders,

During the 2011 fiscal year we performed our supervisory activities expected by law and in accordance with the Board of Statutory Auditors Code of Conduct, recommended by the Italian National Board of Chartered Accountants (Consigli Nazionali dei Dottori Commercialisti e degli Esperti Contabili).

With regard to the activities performed during the fiscal year, and in compliance with the instructions provided by CONSOB through the announcement of April 6, 2001 and subsequent amendments and supplements, we hereby report the following:

a)     we verified the respect and compliance with the law, the deed of incorporation and the company bylaws;

b)    we obtained punctual information from the Directors on the activities and the most relevant economic and financial transactions decided and undertaken during the fiscal year, also through subsidiary companies. In particular, we mention the following:

1)     on September 19, 2011 the Group approved the partial demerger of Luxottica S.r.l., a wholly-owned subsidiary of Luxottica, in favor of Luxottica Group S.p.A. The assets of Luxottica S.r.l. that, in connection with the demerger, were transferred to Luxottica Group S.p.A. are primarily the subsidiary’s license contracts and assets related to its distribution activities. Given that Luxottica Group S.p.A. owns 100 percent of the share capital of Luxottica S.r.l., according to the provisions of article no. 2505 of Italian Civil Code and pursuant to the bylaws of the companies involved, the demerger was executed in simplified form. The demerger is part of a broader project of reorganization of the activities of Luxottica S.r.l., aimed at focusing the company business on manufacturing activities;

2)     on January 2011, the Group terminated the revolving credit line with Banca Nazionale del Lavoro totaling Euro 150 million (credit line undrawn as of December 31, 2010). The original maturity date of the credit line was July 13, 2011;

3)     on December 15, 2011, Luxottica U.S. Holdings Corp. (“U.S. Holdings”), a direct wholly-owned subsidiary of Luxottica Group S.p.A., closed a private placement of US$ 350 million of senior unsecured guaranteed notes, maturing on December 15, 2021. The covenants, included in the Notes, require an advance reimbursement in case a subject, not related to Del Vecchio family, acquires at least the 50% of the company shares;

4)     on April 2011, the plan for purchasing treasury shares, approved by the Shareholders’ meeting on October 29, 2009 expired. During 2011 fiscal year the Company purchased treasury shares for an overall amount of Euro 10.4 millions. In August 2011, as part of the celebrations marking the Group 50th anniversary of its founding, the Board of Directors of Luxottica Group S.p.A. approved the gifting of free treasury shares to employees of the Group Italian subsidiaries. The transaction involved over seven thousand employees for an aggregate amount of 313,575 Group treasury shares;

5)     on September 19, 2011 the Group approved the acquisition of the building located at Passaggio Centrale, 2 (Milan), already linked to the main offices located at Via Cantù 2, enlarging the Group working office area. Since the building was an asset of Partimmo S.r.l., that is controlled by Delfin S.à.r.l. and ultimately held by Leonardo Del Vecchio, the acquisition was considered a related party transaction and carried out based on the procedures adopted on October 25, 2010. CB Richard Ellis, expert in luxury real estate market, was appointed by the Group, as suggested by the independent members of the Internal Control Committee, to evaluate the building. The Committee, composed only by non-executive, independent directors qualified to give opinion on the matter, expressed its favorable opinion;

6)     during the year the Group had entered into agreements pursuant to which the Group subsequently acquired two sunglass specialty retail chains in Mexico for a total amount of Euro 19.5 million. Furthermore, the Group and Grupo Tecnol Ltda signed an agreement to acquire 80 percent of Grupo Tecnol capital. As a result of this acquisition, Luxottica will significantly strengthen its presence in Brazil. Finally, a Letter of Intent had been signed by Luxottica and Armani Group, which is preliminary to an exclusive license agreement for the design, manufacturing and global distribution of sun and prescription eyewear under the Armani Group brands, starting from January 2013;

7)     the Company had entered into an agreement to accelerate the purchases, in July 2011, of 60 percent of Multiopticas Internacional S.L. (Multiopticas Internacional”) share capital, for an amount of about Euro 95 millions, increasing its ownership to 100 percent. Multiopticas owns over 470 stores in South America.

Based on the information available to us, we can reasonably assure that the transactions here above described are compliant with law and the Company bylaws and were not manifestly imprudent, high risky, in potential conflict of interest or able to compromise the integrity of the Company assets. From the information disclosed during the Board of Directors’ meetings, it appears that the Directors did not undertake any transactions that create potential conflict of interest with the Company;

c)     we investigated and verified, to the extent of our responsibility, that the organizational structure of the company was adequate, that the principles of fair management were respected and that the instructions given by the Company to its subsidiaries were coherent with article 114, paragraph 2 of Italian Legislative Decree 58/1998. These tasks were executed thanks to the information collected from the competent functional managers and from meetings with the Audit Company, according to a reciprocal exchange of the significant facts and figures. No significant issues concerning the main subsidiaries emerged from the assessment of the annual reports, annexed to the financial statements and issued by the Boards of Statutory Auditors (where they exist), and from the information sharing with the latter;

d)    we assessed and verified the adequacy of the internal control system and the administration and accounting system as well as the reliability of the latter to fairly represent operating events. This was achieved through:

i.      the review of reports issued by the manager responsible for the preparation of the Company’s accounting records according to the provisions stated in article 154–bis of Italian Legislative Decree 58/98;

ii.     the review of the internal audit reports, as well as the disclosures on the outcome of monitoring activities to check the fulfillment of the corrective actions identified by the audit activity;

iii.    the review of company documents and the results of the work done by the Audit Company, taking into consideration also the activities performed by the latter in accordance with US Law (Sarbanes Oxley Act);

iv.    participating to the Internal Control Committee’s activities and, when it was deemed necessary, dealing with the issues together with the Committee;

v.     the meetings with the Chief Risk Compliance Officer.

From the performed activities, no anomalies arose to be considered as a sign of significant inadequacy of the Internal Control System;

e)     we looked over and gathered information on the management activities and procedures implemented in accordance with Italian Legislative Decree 231/2001 regarding the administrative responsibilities of Bodies for the violations mentioned in the aforesaid regulations. The Supervisory Body, set up by the Board of Directors in the meeting of October 27, 2005, and renewed in the meeting of April 29, 2009, reported on the activities developed during the 2011 fiscal year;

f)     we supervised the actual implementation models of the Code of Conduct promoted by Borsa Italiana S.p.A. and adopted by Luxottica Group S.p.A. in the meeting of July 26, 2007, in accordance with article 149, paragraph 1, letter c-bis of Italian Legislative Decree 58/98, and among other things, but not limited to, we checked that the assessment criteria and procedures used by the Board to evaluate the independence of its members were applied correctly. We also verified that the criteria regarding the independence of the members of this Board of Statutory Auditors were respected, as provided for by the Code of Conduct;

g)    based on the provisions of article 19 of Italian Legislative Decree of 27 January 2010, no. 39, the Board also reviewed: the financial information process; the statutory audit of the annual accounts and consolidated accounts; the independence of the statutory auditor, paying particular attention to the services provided outside the auditing process. It has to be noted, for what concerns financial information, that the Company also adopted the international accounting principles (IAS/IFRS) in preparing its reports for the Security Exchange Commission of the United States since 2010 fiscal year. No significant problems were found to be remarked;

h)    we did not find any atypical or unusual transactions that were set with companies of the Group, third parties or related parties. In its Management Report the Board of Directors provided a thorough explanation of the most important transactions of ordinary, economic and financial nature that were undertaken with subsidiary companies and related parties, as well as of the methods for determining the remuneration paid to them. Please refer to this specific report for further information. We also verified that the ordinary operating procedures in force within the Group were arranged in order to assure that the transactions with related parties were concluded according to market conditions;

i)      on October 25, 2010 the Board of Directors approved the “Procedure on Transactions with Associated Parties” in fulfillment of the Regulation approved by CONSOB resolution no. 17221 of March 12, 2010 and subsequent amendments. The Board of Statutory Auditors believes that the procedures adopted by the company comply with the aforesaid principles indicated in the CONSOB Regulation;

j)      we set meetings with the managers of the Audit Company, also in accordance with article 150, paragraph 2 of Italian Legislative Decree 58/98 for the regulations provided for by the Sarbanes Oxley Act, during which no events or situations emerged that must be highlighted in this report;

k)     on April 3, 2012 Deloitte & Touche S.p.A. issued the opinions without remarks in accordance with article 156 of Italian Legislative Decree 58/1998, for the statutory financial statement for the fiscal year ending on December 31, 2011 and the consolidated financial statements of the Group prepared according to IFRS accounting principles. From these opinion letters it emerges that the financial statements represent a true and fair view, in accordance with their respectively accounting principles, of the balance sheet, the financial and economic position, the equity movements and the cash flows as of December 31, 2011. Furthermore, in accordance with article 156, paragraph 4-bis of Italian Legislative Decree 58/98, the Audit Company certified that the Management Report is consistent with the statutory financial statement and the consolidated financial statements as of December 31, 2011;

l)      the Board advised on remuneration in accordance with article 2389, paragraph 3, of the Italian Civil Code;

m)    the company provided information, requested by articles 123-bis and 123 ter of the Italian consolidated financial law (Testo Unico della Finanza) both in the remuneration report and in the Corporate Governance Report;

n)    we are not aware of any events or complaints that should be mentioned to the shareholders’ meeting;

o)    with reference to the statement in article 36, paragraph 1 of the Markets regulation (CONSOB resolution no. 16191 of 20 October 2007), we inform that on December 31, 2011 the provisions were applied to the subsidiary companies which the Company indicated as significant with regard to the financial information control system: in this respect it has to be stated that no omissions were noted;

p)    the Audit company Deloitte & Touche S.p.A., in charge of the audit from the Shareholders’ Meeting held on June 14, 2006, together with the other companies belonging to its network, were also appointed for the following activities, stated below with their respective remuneration, as additional job to the activities required by the regulations for listed companies (audit of the statutory financial statements, the consolidated financial statements, as well as the limited review of the half-year financial statement and review of the regular keeping of company accounts during the fiscal year):

			Fees paid
(thousands of Euro)	Entity providing service	Entity receiving service	in 2011
Certification services	Deloitte & Touche	Luxottica Group S.p.A.	11
	Deloitte & Touche S.p.A	Italian subsidiaries	647
	Deloitte network	Foreign subsidiaries	519

Other audit services	Deloitte & Touche S.p.A.	Luxottica Group S.p.A.	52
	Deloitte & Touche S.p.A.	Italian subsidiaries	62
	Deloitte network	Foreign subsidiaries	37

Taking in consideration the nature of these activities and related fees, that were assigned to Deloitte & Touche S.p.A. and the companies within its network by Luxottica Group S.p.A. and the other companies of the Group, there are no aspects that give the Board of Statutory Auditors reason to doubt the independence of Deloitte & Touche S.p.A.;

q)    with separate proposal, the Board of Auditors submitted also to the approval of the Shareholders the change in fees for PricewaterhouseCoopers S.p.A., in charge of the audit of the statutory financial statement and consolidated financial statement for the nine year period 2012–2020 approved by the shareholders’ meeting on April 28, 2011. This change is needed because of the demerger transaction mentioned in note b) point 1, that resulted in an increase of the fees for the new activities on Luxottica Group S.p.A. and a corresponding reduction in the fees for Luxottica S.r.l.;

r)     in accordance with article 144–quinquesdecies of the Regulations for Issuers, the appointments of the Board of Auditors’ members are disclosed as of the date of this report in the attachment;

s)     during the 2011 fiscal year the Board of Auditors met eight times, the Board of Directors met eight times and the Internal Control Committee met eight times.

Finally, we express our assent, within the limits of our responsibility, to the approval of the financial statements together with the Management Report for the 2011 fiscal year as presented by the Board of Directors, and to the consequent proposal, made by the Board itself, for a net income distribution of Euro 180,9 millions.

Number of appointments held		Number of appointments in:
by Board of Statutory Auditors’		Companies		Other
members	Position	of the Group	Listed companies	companies
Francesco Vella	Chairman	0	2	2
Enrico Cervellera	Auditor	0	4	4
Alberto Giussani	Auditor	0	5	3

Milan, April 3, 2012

Corporate information

LUXOTTICA GROUP S.P.A.

REGISTERED OFFICE AND HEADQUARTERS
Via C. Cantù, 2 – 20123 Milan – Italy
Tel. +39 02 86334.1 – Fax +39 02 8633 4636
E–mail: info@luxottica.com
Fiscal code and milan company register no. 00891030272
VAT no. 10182640150

MEDIA RELATIONS
Via C. Cantù, 2 – 20123 Milan – Italy
Tel. +39 02 86334096 – Fax +39 02 86334092
E–mail: mediarelations@luxottica.com

INVESTOR RELATIONS
Via C. Cantù, 2 – 20123 Milan – Italy
Tel. +39 02 86334870 – Fax +39 02 86334092
E–mail: investorrelations@luxottica.com

CORPORATE WEBSITE
www.luxottica.com

DEPOSITARY BANK

Italy
Deutsche Bank S.p.A.
Piazza del Calendario, 3 – 20126 Milan – Italy
Bruno Montemartini – Tel. +39 02 40242560 – Fax +39 02 40242790
E–mail: bruno.montemartini@db.com

USA
Deutsche Bank Trust Company Americas
ADR Department
Gina Seroda – Tel. +1 800 8760959 – Fax +1 866 8881120

INDEPENDENT AUDITOR
Deloitte & Touche S.p.A.
Via Fratelli Bandiera, 3 – 31100 Treviso – Italy
Tel. +39 0422 5875
Partner: Dario Righetti
E–mail: righetti@deloitte.it

Co-ordination
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Design
CB’a
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Printing
Grafiche Antiga
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